Exhibit 99.3

5 TROY OZ
.999+ FINE
SILVER
FIRST MINT
EST. 2023

FIRST MAJESTIC
SILVER CORP.

SPECIAL MEETING OF SHAREHOLDERS

NOTICE OF MEETING & MANAGEMENT INFORMATION CIRCULAR

FROM THE CHAIR Thomas F. Fudge, Jr.

TO OUR SHAREHOLDERS

You are invited to participate in the special meeting of shareholders of First Majestic Silver Corp. to be held at 11:00 a.m. (Pacific Time) on January 14, 2025 at the offices of our legal counsel, Bennett Jones LLP, located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

The business to be considered at the special meeting is described in the accompanying Notice of Special Meeting and Management Information Circular, which contains important information about the special meeting and the voting process.

Registered First Majestic Shareholders are requested to complete and return the enclosed form of proxy to ensure that your First Majestic common shares are voted at the special meeting, whether or not you, as a First Majestic shareholder, are personally able to attend the special meeting. Please complete the enclosed form of proxy and deposit it with Computershare Investor Services Inc. as soon as possible but no later than 11:00 a.m. (Pacific Time) on January 10, 2025 or 48 hours prior to the time of any adjournment or postponement of the meeting (excluding Saturdays, Sundays and holidays). In addition to completing the enclosed form of proxy, registered shareholders can also vote their shares online at https://www.investorvote.com.

Non-registered (Beneficial) First Majestic Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

If you have any questions or require assistance voting your First Majestic common shares, you may contact Kingsdale Advisors, the Company’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic common shares, please visit www.AGSpecialMeeting.com.

Your vote is important. We encourage you to participate in this process by voting your shares.

Thank you for your support as shareholders and I hope you can join us on January 14, 2025.

(signed) “Thomas F. Fudge, Jr.”

Thomas F. Fudge, Jr.

Chair of the Board

You can access the materials for the Special Meeting and get assistance in voting your First Majestic Common Shares by scanning the following QR code:

FROM THE PRESIDENT & CEO Keith Neumeyer

TO OUR SHAREHOLDERS

On September 5, 2024, First Majestic Silver Corp. (“First Majestic”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gatos Silver, Inc. (“Gatos”) and Ocelot Transaction Corporation, a wholly-owned subsidiary of First Majestic, in respect of the acquisition of Gatos by First Majestic pursuant to a merger under Delaware law (together with the other transactions contemplated by the Merger Agreement, the “Transaction”). Gatos is a silver dominant producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos underground silver, lead and zinc mine in Chihuahua, Mexico. The Transaction consolidates three world-class producing silver mining districts in Mexico under one corporation.

We are pleased to invite you to attend a special meeting of the holders (“First Majestic Shareholders”) of our common shares (“First Majestic Common Shares”) to be held at 11:00 a.m., (Pacific Time) on January 14, 2025 (the “First Majestic Special Meeting”). First Majestic is holding the First Majestic Special Meeting at the offices of our legal counsel, Bennett Jones LLP, at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8. First Majestic Shareholders will be able to vote on all business properly brought before the First Majestic Special Meeting as further described in the accompanying management information circular of First Majestic dated December 6, 2024 (the “Management Information Circular”). More details about voting can be found in the Management Information Circular under the heading “General Information for the First Majestic Special Meeting – Voting of Proxies”.

The Merger Agreement and the Transaction were unanimously approved by the respective boards of directors of First Majestic and Gatos. Under the Merger Agreement, each share of common stock of Gatos (“Gatos Common Stock”), other than certain excluded shares as described in the Merger Agreement, will be converted automatically into the right to receive 2.55 First Majestic Common Shares (the ”Exchange Ratio”), with any fractional shares to be paid in cash, without interest. The Exchange Ratio is fixed and will not be adjusted to reflect changes in the prices of First Majestic Common Shares or Gatos Common Stock between the date of the Merger Agreement and the closing of the Transaction.

At the First Majestic Special Meeting, you will be asked to approve an ordinary resolution (the ”Share Issuance Resolution”), approving the issuance of up to an aggregate of 190,000,000 First Majestic Common Shares, representing the number of First Majestic Common Shares expected to be necessary to satisfy the consideration under the terms of the Merger Agreement. To be effective, the Share Issuance Resolution must be approved by a simple majority of the votes cast on the Share Issuance Resolution by the First Majestic Shareholders present or represented by proxy at the First Majestic Special Meeting. It is a condition under the Merger Agreement and a requirement under the policies of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) that the Share Issuance Resolution be approved in order for the Transaction to close.

National Bank Financial Inc. (“National Bank Financial”) and TD Securities Inc. (“TD Securities”) have acted as financial advisors to First Majestic and the board of directors of First Majestic (the ”First Majestic Board”), respectively, in connection with the Transaction and each has provided the First Majestic Board with an opinion that, as of the date of such opinion and subject to the assumptions, limitations, qualifications, and other matters stated in such opinion, in the case of National Bank Financial the Exchange Ratio is fair, and in the case of TD Securities the consideration to be paid is fair, from a financial point of view to First Majestic. The fairness opinion of National Bank Financial is attached as “Appendix C – National Bank Financial Fairness Opinion” to the Management Information Circular and the fairness opinion of TD Securities is attached as “Appendix E – TD Securities Fairness Opinion” to the Management Information Circular.

The First Majestic Board, after careful consideration, including consultations with its legal and financial advisors, and, among other things, following thorough review and careful consideration of the fairness opinions rendered by National Bank Financial and TD Securities, has unanimously determined that it is in the best interests of First Majestic to enter into the Merger Agreement and complete the Transaction.

The Transaction cannot be completed without First Majestic Shareholders approving the Share Issuance Resolution. The First Majestic Board unanimously recommends that First Majestic Shareholders vote FOR the Share Issuance Resolution. Your vote is important, regardless of the number of First Majestic Common Shares you own.

Please refer to the Management Information Circular for a more detailed description of the Transaction, including information about Gatos, the terms and conditions of the Merger Agreement, the opinions of First Majestic’s financial advisors, information about the First Majestic Special Meeting, a summary of the factors considered by the First Majestic Board in considering the Transaction and the risk factors relating to First Majestic, Gatos, and the closing of the Transaction. Please give the Management Information Circular your careful consideration and, if you require assistance, consult your financial or other professional advisors.

In the Management Information Circular, you will find important information and instructions about how to participate at the First Majestic Special Meeting. Every vote matters. Please remember to vote your First Majestic Common Shares by proxy, telephone, or online in advance of the First Majestic Special Meeting. If First Majestic Shareholders have questions or require assistance voting your First Majestic Common Shares, you can contact our strategic advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & CEO

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS Date: JANUARY 14, 2025 Time: 11:00 A.M. (Pacific Time) 2500- 666 Burrard Street Vancouver, BC V6C 2X8 Record Date: Record Date: November 25, 2024

NOTICE OF SPECIAL MEETING

NOTICE is hereby given that a special meeting (the ”First Majestic Special Meeting”) of the holders (the ”First Majestic Shareholders”) of common shares (“First Majestic Common Shares”) of First Majestic Silver Corp. (“First Majestic”) will be held at the offices of Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, on January 14, 2025 at 11:00 a.m. (Pacific Time). At the First Majestic Special Meeting, First Majestic Shareholders will be asked to consider and, if deemed advisable by them, to pass, with or without variation, an ordinary resolution (the ”Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting” to the accompanying management information circular of First Majestic dated December 6, 2024 (the ”Management Information Circular”) authorizing and approving the issuance of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Management Information Circular), anticipated to be up to an aggregate of 190,000,000 First Majestic Common Shares.

We will also consider other business that may properly be brought before the First Majestic Special Meeting or any adjournment or postponement thereof. This Notice of Special Meeting is accompanied by the Management Information Circular and a form of proxy or voting instruction form (as applicable). First Majestic Shareholders are referred to the Management Information Circular for more detailed information regarding the First Majestic Special Meeting.

The board of directors of First Majestic unanimously recommends that First Majestic Shareholders VOTE FOR the Share Issuance Resolution. It is a condition to the completion of the Transaction (as such term is defined in the Management Information Circular) that the Share Issuance Resolution be approved at the First Majestic Special Meeting. If the Transaction is not completed, the First Majestic Shares referred to in the Share Issuance Resolution will not be issued, even if the Share Issuance Resolution is approved at the First Majestic Special Meeting.

The record date for notice and for voting at the First Majestic Special Meeting is November 25, 2024. Only registered shareholders as of the close of business on November 25, 2024, will be entitled to vote at the First Majestic Special Meeting.

If you are a registered shareholder of First Majestic and are unable to attend the First Majestic Special Meeting, please read, sign and date the form of proxy for the First Majestic Special Meeting (the ”Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 11:00 a.m. (Pacific Time) on January 10, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Special Meeting. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy. The Company cannot guarantee that proxies sent by mail will be received prior to the proxy deposit deadline for the Special Meeting due to the ongoing Canada Post labour dispute. Accordingly, shareholders are encouraged to use the alternative methods described above for depositing their proxies. The deadline for the deposit of Proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.

If you are a non-registered shareholder of First Majestic, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit. All shareholders may attend the First Majestic Special Meeting but must follow the instructions set out in the accompanying Management Information Circular if they wish to vote at the Special Meeting.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Special Meeting and Management Information Circular (collectively, the ”Meeting Materials”) to shareholders for the First Majestic Special Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification. The Company cannot guarantee that paper copies of the Meeting Materials will be received by requesting shareholders with Canadian addresses in advance of the proxy deposit deadline for the Special Meeting due to the ongoing Canada Post labour dispute. In light of this, shareholders who wish to receive paper copies of the Meeting Materials may request these from the Company by calling toll free 1-866-529-2807 or by sending an e-mail to info@firstmajestic.com. Alternatively, shareholders may request that the Company send them a copy of the Meeting Materials by e-mail.

Any First Majestic Shareholders who require assistance in voting their First Majestic Common Shares may contact Kingsdale Advisors, the Company’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

DATED at Vancouver, British Columbia, this 6th day of December, 2024.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer

FIRST MAJESTIC MANAGEMENT INFORMATION CIRCULAR INFORMATION CONTAINED IN THIS MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular is provided in connection with the solicitation, by and on behalf of management of First Majestic, of proxies from First Majestic Shareholders for use at the First Majestic Special Meeting and any adjournment or postponement thereof, for the purposes set out in the Notice of Special Meeting. No person has been authorized to give any information or make any representation in connection with the Transaction or any other matters described herein other than those statements and representations contained in this Management Information Circular. Information in this Management Information Circular is given as of November 25, 2024 or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

First Majestic has supplied all information contained in or incorporated by reference in this Management Information Circular relating to First Majestic, and Gatos has supplied all information contained in or incorporated by reference in this Management Information Circular relating to Gatos. See “Information Contained in this Management Information Circular Regarding Gatos”.

First Majestic Shareholders should not construe the contents of this Management Information Circular as legal or financial advice and should consult with their own professional advisors as to the relevant legal, financial, or other matters which pertain to their individual circumstances.

Capitalized terms used in this Management Information Circular and not otherwise defined have the meanings set forth under the heading “Glossary of Terms”.

Any First Majestic Shareholders who require assistance in voting their First Majestic Common Shares may contact Kingsdale Advisors, the Company’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

MANAGEMENT INFORMATION CIRCULAR	Page 1

Information Contained in this Management Information Circular

Cautionary Statement Regarding Forward-Looking Statements

This Management Information Circular contains certain forward-looking information, including future-oriented financial information, and forward-looking statements (collectively, “forward-looking information”) within the meaning of applicable securities laws. These statements relate to future events or First Majestic’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to: the pending Transaction, including its expected benefits, impacts on the companies’ capital structures and the number of shares to be issued, the timing and consummation of the Transaction, receipt of required approvals, (including certain required antitrust approvals), and satisfaction of other customary closing conditions, expected listing of the First Majestic Common Shares to be issued in the Transaction on the NYSE and the TSX, expectations regarding future exploration and the development, growth and potential of operations, projects and investments, including in respect of the Cerro Los Gatos Mine and the Los Gatos district, the success of integration plans and the ability of First Majestic to realize the anticipated benefits of the Transaction and First Majestic’s combination with Gatos, the ability of First Majestic to retain key employees following integration, the ability of the management of First Majestic, its subsidiaries and affiliates to execute key priorities, including those priorities in connection with the Transaction, inconsistencies in standard controls, procedures and policies following integration, future financings, the redemption and/or conversion of First Majestic’s securities, statements with respect to First Majestic’s business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, metal price assumptions and mining cost assumptions, First Majestic’s ability to comply with future legislation or regulations, First Majestic’s intent to comply with future regulatory and compliance matters, future regulatory trends, future market conditions, future staffing levels and needs, First Majestic’s ability to attract, train and retain qualified personnel, assessment of future opportunities of First Majestic, the production, projected quantities of silver bullion production, sales and other commissioning and production, assumptions of management, maintaining relations with local communities, maintaining relations with employees, renewing contracts related to material properties, expectations regarding the effects of public health crises including pandemics such as COVID-19 on First Majestic’s operations, the global economy and the market for First Majestic’s products and securities, the anticipated contribution of annual free cash flow resulting from Cerro Los Gatos Mine, those factors identified under the caption “Risk Factors” herein, and other statements identified as such in the documents incorporated by reference herein. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, satisfaction or waiver of all applicable closing conditions for the Transaction on a timely basis or at all including, without limitation, receipt of all necessary shareholder, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Gatos and their respective businesses, all as more definitively set out in the Merger Agreement and the timing of the closing of the Transaction and the failure of the Transaction to close for any reason, the outcome of any legal proceedings that may be instituted against First Majestic or Gatos and others related to the Transaction, unanticipated difficulties or expenditures relating to the Transaction, risks related to the value of the consideration to be issued in connection with the Transaction, the diversion of management time on pending Transaction-related issues, the synergies expected from the Transaction not being realized, business integration risks, public health threats, changes in commodity

MANAGEMENT INFORMATION CIRCULAR	Page 2

Information Contained in this Management Information Circular prices, particularly silver, gold, lead and zinc prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations, and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See “Risk Factors”. First Majestic has approved the future-oriented financial information in this Management Information Circular as at the date hereof and has included this information as it believes it may be useful to First Majestic Shareholders when reviewing the Transaction and considering the Share Issuance Resolution.

First Majestic believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Management Information Circular should not be unduly relied upon. These statements speak only as of the date of this Management Information Circular or as of the date specified in the documents incorporated by reference into this Management Information Circular, as the case may be. First Majestic does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Non-GAAP Measures

This Management Information Circular includes reference to certain financial measures which are not standardized measures under First Majestic’s and Gatos’ respective financial reporting frameworks. These measures include all-in sustaining costs (or “AISC”) per payable silver equivalent ounce and free cash flow. First Majestic believes that these measures, together with measures determined in accordance with GAAP or IFRS, provide investors with an improved ability to evaluate the underlying performance of First Majestic and/or certain assets. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how First Majestic calculates such measures and a reconciliation of certain measures to IFRS terms please see “Non-GAAP Measures” in First Majestic’s most recent management discussion and analysis filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. For a complete description of how Gatos calculates such measures and a reconciliation of certain measures to GAAP terms, please see “Non-GAAP Measures” in Gatos’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 21, 2024, as amended by Amendment No. 1 to such annual report filed with the SEC on May 6, 2024 at www.sec.gov/edgar.

Information Contained in this Management Information Circular Regarding Gatos

Certain information in this Management Information Circular has been provided by Gatos, including, but not limited to, information pertaining to Gatos contained in “Appendix G – Information Concerning Gatos Silver, Inc.”, including the documents incorporated by reference which have been filed on SEDAR+ by Gatos, which includes without limitation, the executive summary of the technical report entitled “Mineral Resource and Reserve Update to the Los Gatos Joint Venture, Chihuahua, Mexico” referred to in the list of documents below. With respect to this information, First Majestic and the First Majestic Board have relied exclusively upon Gatos, without independent verification by First Majestic. Although First Majestic does not have any knowledge that would indicate that such information is untrue or incomplete, neither First Majestic nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Gatos’ financial statements, or for the failure by Gatos to disclose events or information that may affect the completeness or accuracy of the information provided by Gatos.

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Information Contained in this Management Information Circular

Information Incorporated by Reference

The following documents, filed with the securities commissions or similar regulatory authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Management Information Circular, provided that such documents are not incorporated by reference or to the extent that their contents are modified or superseded by a statement contained in this Management Information Circular or in any other subsequently filed document that is also incorporated by reference in this Management Information Circular:

1.	annual information form of First Majestic for the year ended December 31, 2023 dated April 1, 2024 (“First Majestic AIF”);

2.

audited annual consolidated financial statements of First Majestic as at and for the years ended December 31, 2023 and 2022, together with the notes thereto (“First Majestic Annual Financial Statements”);

3.	the management’s discussion and analysis of First Majestic for the year ended December 31, 2023 dated February 21, 2024 (“First Majestic Annual MD&A”);

4.

unaudited interim consolidated financial statements of First Majestic as at and for the three and nine months ended September 30, 2024, together with the notes thereto (the “First Majestic Interim Financial Statements”);

5.	management’s discussion and analysis, for the three and nine months ended September 30, 2024 and (the “First Majestic Interim MD&A”);

6.

management information circular dated April 11, 2024 in respect of First Majestic’s annual meeting of First Majestic Shareholders held on May 23, 2024 (“First Majestic Annual Management Information Circular”);

7.	material change report of First Majestic dated September 6, 2024 in respect of the Transaction;

8.

annual report on Form 10-K for the year ended December 31, 2023 of Gatos, as amended by amendment no.1, as updated by subsequent quarterly reports on Form 10-Q filed by Gatos on SEDAR+ on May 6, 2024, August 6, 2024 and November 12, 2024 and current reports on Form 8-K filed by Gatos on SEDAR+ on May 6, 2024 (solely with respect to Item 4.02), September 6, 2024, September 6, 2024, September 10, 2024 and October 16, 2024;

9.	press release announcing the results of the Gatos Annual General Meeting held on June 6, 2024, and filed on SEDAR+ on June 7, 2024;

10.	definitive proxy statement filed by Gatos on SEDAR+ on April 25, 2024 in respect of Gatos’ annual meeting of Gatos stockholders held on June 6, 2024; and

11.

the section entitled “Executive Summary” in the technical report entitled “Mineral Resource and Reserve Update Los Gatos Joint Venture, Chihuahua, Mexico” dated October 22, 2024 with an effective date of July 1, 2024 filed by Gatos on SEDAR+ on October 22, 2024.

Any statement contained in this Management Information Circular or in a document incorporated by reference in this Management Information Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference in this Management Information Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Management Information Circular except as so modified or superseded.

All documents of the type referred to above, including material change reports (but excluding any confidential material change reports), any other document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus and any other document explicitly described therein as being incorporated by reference in this

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Information Contained in this Management Information Circular

Management Information Circular that is filed by First Majestic or Gatos under their respective profiles on SEDAR+ at www.sedarplus.ca after the date of this Management Information Circular and before the First Majestic Special Meeting are deemed to be incorporated by reference in this Management Information Circular.

In addition, investors and First Majestic Shareholders may obtain free copies of this Management Information Circular and other documents filed with the applicable securities regulators in Canada by First Majestic online at www.AGSpecialMeeting.com and www.sedarplus.ca, upon written request delivered to First Majestic at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada, Attention: General Counsel & Corporate Secretary, or by calling First Majestic at 1-604-688-3033 and may obtain free copies of the documents filed with the SEC by Gatos online at https://investor.gatossilver.com/financials/sec-filings/ and www.sec.gov, upon written request delivered to Gatos at Suite 910 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada, Attention: Corporate Secretary, or by calling Gatos at 1-604-841-7937.

Currency and Exchange Rate Information

All references in this Management Information Circular to dollars or “$”, unless otherwise indicated, are expressed in U.S. dollars, and Canadian dollars are referred to as “C$”. On November 25, 2024, the daily rate of exchange for one Canadian dollar as expressed in United States dollars, as reported by the Bank of Canada, was C$1.00 = $0.7153. The foregoing rate may differ from the actual rates used in First Majestic’s accounting processes and in the preparation of First Majestic’s consolidated financial statements or the unaudited pro forma financial information presented in this Management Information Circular.

MANAGEMENT INFORMATION CIRCULAR	Page 5

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Management Information Circular. This Glossary of Terms does not apply to the Appendices to this Management Information Circular, unless stated otherwise.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“BCBCA” means the Business Corporations Act (British Columbia), including the regulations promulgated thereunder.

“BofA Securities” means BofA Securities, Inc., the financial advisor to Gatos.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York, or Vancouver, British Columbia.

“Change of Recommendation” has the meaning ascribed thereto in the section “Change of Recommendation”.

“Closing” means the closing of the Transaction.

“Closing Date” means the date on which the Closing occurs.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“COFECE” means the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or any governmental entity which substitutes it or assumes its functions.

“combined company” means First Majestic, immediately after the closing of the Transaction.

“Common Share Issuance” means the issuance of First Majestic Common Shares as Merger Consideration.

“DGCL” refers to the General Corporation Law of the State of Delaware.

“D&O Support Agreements” means the voting and support agreements entered into among First Majestic, Merger Sub and the directors and certain executive officers of Gatos on September 5, 2024.

“Dowa” means Dowa Metals and Mining Co., Ltd.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Effective Time” such time as a certificate of merger in connection with the Transaction has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Gatos and First Majestic in writing and specified in the certificate of merger in accordance with the laws of the State of Delaware.

“Electrum” means Electrum Silver US LLC and Electrum Silver US II LLC.

“Electrum Support Agreement” means the voting and support agreement entered into among First Majestic, Merger Sub and Electrum on September 5, 2024.

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Glossary of Terms

“Exchange Agent” means Computershare Trust Company of Canada or a bank or trust company designated by First Majestic and reasonably acceptable to Gatos to act as the exchange agent in connection with the Merger.

“Exchange Ratio” means 2.55 First Majestic Common Shares for each share of Gatos Common Stock.

“Fairness Opinions” means, collectively, the National Bank Financial Fairness Opinion and TD Securities Fairness Opinion.

“First Majestic” means First Majestic Silver Corp.

“First Majestic AIF” has the meaning ascribed thereto under the section “Information Incorporated by Reference”.

“First Majestic Annual Financial Statements” has the meaning ascribed thereto under the section “Information Incorporated by Reference”.

“First Majestic Annual MD&A” has the meaning ascribed thereto under the section “Information Incorporated by Reference”.

“First Majestic Board” means the Board of Directors of First Majestic.

“First Majestic Board Recommendation” means the recommendation of the First Majestic Board to the First Majestic Shareholders to approve the Share Issuance Resolution in connection with the Merger.

“First Majestic Common Share” means a common share in the capital of First Majestic.

“First Majestic Interim Financial Statements” has the meaning ascribed thereto under “Information Incorporated by Reference”.

“First Majestic Interim MD&A” has the meaning ascribed thereto under “Information Incorporated by Reference”.

“First Majestic Shareholders” means holders of First Majestic Common Shares.

“First Majestic Shareholder Approval” means the approval of the Share Issuance Resolution by simple majority of the votes cast by holders of First Majestic Common Shares present in person or by proxy at the First Majestic Special Meeting and entitled to vote at the First Majestic Special Meeting.

“First Majestic Special Meeting” means the special meeting of the holders of First Majestic Common Shares for the purpose of seeking the First Majestic Shareholder Approval, including any postponement or adjournment thereof.

“Form F-4” means the U.S. registration statement on Form F-4 pursuant to which the offer and sale of First Majestic Common Shares in connection with the Transaction have been registered pursuant to the U.S. Securities Act and in which the Proxy Statement / Prospectus is included, together with any supplements thereto.

“Gatos” means Gatos Silver, Inc.

“Gatos Board” means the Board of Directors of Gatos.

“Gatos Common Stock” means the outstanding shares of common stock, par value $0.001 per share, of Gatos.

“Gatos DSU” means a notional instrument entitling non-employee directors to receive a certain number of shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos Equity Awards” means, collectively, all outstanding Gatos Options, Gatos RSUs, Gatos PSUs and Gatos DSUs.

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Glossary of Terms

“Gatos LTIP” means the 2023 Gatos Amended and Restated Long Term Incentive Plan.

“Gatos Merger Proposal” means the proposal to adopt the Merger Agreement that Gatos Stockholders will consider and vote on at the Gatos Special Meeting.

“Gatos Option” means an outstanding and unexercised (whether vested or unvested) option to purchase shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos PSU” means a performance-vesting restricted stock unit covering shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos RSU” means a time-vesting restricted stock unit covering shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos Special Committee” means a special committee of the Gatos Board comprised of directors who were not and are not affiliated with Gatos’ largest stockholder, Electrum and its affiliates, and who were not and are not members of management of Gatos.

“Gatos Special Meeting” means the special meeting of Gatos Stockholders to be held on January 14, 2025, including any postponement or adjournment thereof.

“Gatos Stockholders” means, collectively, holders of shares of Gatos Common Stock.

“Gatos Stockholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the Gatos Merger Proposal at the Gatos Special Meeting in favour of such authorization.

“GenCap” means GenCap Mining Advisory Ltd., the financial advisor to the Gatos Special Committee.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“interim period” means the time period between the date of the Merger Agreement and the earlier of the Effective Time and termination of the Merger Agreement.

“Law” means any federal, state, provincial, local, and foreign law, statute, ordinance, rule, resolutions, determinations, injunctions, common law rulings, awards (including awards of any arbitrator) regulation, judgment, Order, injunction or decree of any Governmental Entity.

“LGD” means the Los Gatos district, located in Chihuahua, Mexico.

“LGJV” means the Los Gatos Joint Venture.

“Management Information Circular” means this management information circular of First Majestic dated December 6, 2024 to be sent to First Majestic Shareholders in connection with the First Majestic Special Meeting.

“Merger” means the merger of Merger Sub with and into Gatos with the Surviving Corporation becoming a direct wholly-owned Subsidiary of First Majestic on the terms and subject to the conditions set forth in the Merger Agreement.

“Merger Agreement” means the agreement and plan of merger dated September 5, 2024, by and among First Majestic, Merger Sub and Gatos Silver, the full text of which is attached as “Appendix B – Merger Agreement”.

“Merger Consideration” means the right to receive in exchange for each share of Gatos Common Stock that Gatos Stockholders own immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) 2.55 First Majestic Common Shares with any fractional shares to be paid in cash, without interest.

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Glossary of Terms

“Merger Sub” means Ocelot Transaction Corporation, a Delaware corporation and wholly-owned subsidiary of First Majestic.

“Mexico’s Antitrust Law” means Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica).

“National Bank Financial” means National Bank Financial Inc., financial advisor to First Majestic.

“National Bank Financial Fairness Opinion” means the fairness opinion provided to the First Majestic by National Bank Financial, the full text of which is attached as “Appendix C – National Bank Financial Fairness Opinion”.

“Notice of Special Meeting” means the notice of the First Majestic Special Meeting dated December 6, 2024.

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, order, injunction, decree, stipulation, decision, ruling, writ of any governmental entity, or any settlement agreement or compliance agreement entered into in connection with any claim, complaint, litigation, action, petition, suit, arbitration, mediation or similar legal proceeding, whether civil or criminal, at law or in equity, by or before any governmental entity.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization, including analogous foreign entities.

“Proxy Statement/Prospectus” means the proxy statement relating to the Gatos Special Meeting, which will be used as a prospectus of First Majestic under U.S. securities laws with respect to the First Majestic Common Shares issuable to Gatos Stockholders in connection with the Merger (together with any amendments or supplements thereto).

“Record Date” means November 25, 2024.

“Required Antitrust Approvals” means all approvals of the Transaction required by the Antitrust Laws in Mexico.

“SEC” means the Securities and Exchange Commission.

“SEDAR+” means the System for Electronic Document Analysis Retrieval+ of the Canadian Securities Administrators.

“Share Issuance Resolution” means an ordinary resolution of the First Majestic Shareholders approving the issuance of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration, which is anticipated to be up to an aggregate of 190,000,000 First Majestic Common Shares, substantially in the form set out in Appendix A.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any other Person of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership. For the avoidance of doubt, for purposes of the Merger Agreement, Gatos Silver Canada Corp., Minera Luz del Sol S. de R.L. de C.V., Minera Plata Real S. de R.L. de C.V. and Operaciones San Jose de Plata S. de R.L. de C.V. shall be deemed to be Subsidiaries of Gatos.

“Surviving Corporation” means Gatos as the company that, under the Merger Agreement, survives the Merger under Delaware law as a direct wholly-owned Subsidiary of First Majestic at the Effective Time.

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Glossary of Terms

“TD Securities” means TD Securities Inc., financial advisor to First Majestic.

“TD Securities Fairness Opinion” means the fairness opinion provided to First Majestic by TD Securities, the full text of which is attached as “Appendix E – TD Securities Fairness Opinion”.

“Transaction” means the Merger, and any transactions completed pursuant to, or in furtherance of, the Merger Agreement.

“Treasury Regulations” refers to U.S. Treasury regulations promulgated under the Code.

“TSX” means the Toronto Stock Exchange.

“TSX Company Manual” means the TSX Company Manual setting forth the rules and policies of the TSX, as amended from time to time.

“U.S.” means the United States of America.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as may be amended from time to time.

“U.S. GAAP” means U.S. generally accepted accounting principles.

“U.S. Securities Act” means the U.S. Securities Act of 1933, as may be amended from time to time.

“VAT” means value added taxes.

“Voting Support Agreements” means, collectively, the Electrum Support Agreement and the D&O Support Agreements.

“VWAP” means volume weighted average price.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE FIRST MAJESTIC SPECIAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Transaction and matters to be addressed at the First Majestic Special Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Transaction, you should carefully read this entire Management Information Circular, including the attached appendices, as well as the documents that have been incorporated by reference in this Management Information Circular. For more information, see the section entitled “Information Contained in this Management Information Circular”.

Q: Why am I receiving this Notice of Special Meeting and Management Information Circular?

As required by law, you are receiving this Notice of Special Meeting and Management Information Circular in connection with the solicitation by or on behalf of the management of First Majestic of proxies of First Majestic Shareholders to vote in respect of the Share Issuance Resolution.

Q: What am I being asked to vote on and why is it important?

The First Majestic Special Meeting is being held so that First Majestic Shareholders may consider an ordinary resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting”, approving the issuance of First Majestic Common Shares to Gatos Stockholders in connection with the Transaction.

Your vote is very important, regardless of the number of First Majestic Common Shares that you own. The approval of the Share Issuance Resolution is a condition to the obligations of the parties to complete the Transaction under the Merger Agreement.

First Majestic Shareholders are required pursuant to the rules of the TSX and the NYSE to approve the Share Issuance Resolution because the number of First Majestic Common Shares issuable pursuant to the Transaction exceeds 25% of the issued and outstanding First Majestic Common Shares on a non-diluted basis. Based on the number of First Majestic Common Shares and shares of Gatos Common Stock outstanding or reserved for issuance on November 25, 2024 and including the number of Gatos Equity Awards anticipated to be outstanding at the Effective Time, First Majestic expects to issue (or reserve for issuance) up to an aggregate of 190,000,000 First Majestic Common Shares to Gatos Stockholders at the Effective Time to satisfy the Merger Consideration, representing approximately 38% of the First Majestic Common Shares on a fully-diluted basis, after giving effect to the Transaction and 62.9% of the outstanding First Majestic Common Shares pre-Transaction. Accordingly, each of the TSX and the NYSE requires that the Share Issuance Resolution receive the First Majestic Shareholder Approval. First Majestic will not be able to satisfy the listing requirements of the TSX and the NYSE and therefore will not be able to complete the Transaction unless and until the Share Issuance Resolution is approved.

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Questions and Answers About the Transaction and the First Majestic Special Meeting

Q. What is the Transaction that the Share Issuance Resolution relates to?

Pursuant to the Merger Agreement, First Majestic has agreed to acquire Gatos through the Merger of Merger Sub with and into Gatos, with the Surviving Corporation becoming a direct wholly-owned Subsidiary of First Majestic. Under the Merger Agreement, at the Effective Time: (a) each share of Gatos Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive 2.55 validly issued, fully paid and non-assessable First Majestic Common Shares; (b) each outstanding and unexercised Gatos Option (whether vested or unvested) will automatically be exchanged for an option to acquire First Majestic Common Shares on the same terms and conditions as were applicable under such Gatos Option immediately prior to the Effective Time of the Merger with respect to the number of First Majestic Common Shares underlying each such new First Majestic Option (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Gatos Common Stock subject to such Gatos Option immediately prior to the Effective Time of the Merger by (ii) the Exchange Ratio, with the exercise price applicable to any such Gatos Option at and after the Effective Time of the Merger to be an amount (rounded up to the nearest whole cent) equal to (i) the exercise price applicable to such Gatos Option immediately prior to the Effective Time of the Merger divided by (ii) the Exchange Ratio; (c) each outstanding Gatos DSU, which fully vested on the grant date, will settle for a number of First Majestic Common Shares (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Gatos Common Stock subject to such Gatos DSU immediately prior to the Effective Time of the Merger by (ii) the Exchange Ratio; (d) each outstanding Gatos PSU, all of which were granted on December 17, 2021, are scheduled to vest following a three-year performance period based on the TSR of Gatos relative to a peer group over a three-year performance period beginning on December 17, 2021 and ending on December 17, 2024 in accordance with the terms of the Gatos PSUs, and will settle for shares of Gatos Common Stock which will receive the same Merger Consideration as other Gatos Stockholders for each share of Gatos Common Stock that they hold at the Effective Time of the Merger; and (e) each outstanding Gatos RSU will, to the extent provided in the applicable award agreement, vest in full immediately prior to the Effective Time of the Merger in accordance with its terms and will settle for a number of First Majestic Common Shares (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Gatos Common Stock subject to such Gatos RSUs immediately prior to the Effective Time of the Merger by (ii) the Exchange Ratio.

Based on the number of shares of First Majestic Common Shares and shares of Gatos Common stock outstanding or reserved for issuance on November 25, 2024 and including the number of Gatos Equity Awards anticipated to be outstanding at the Effective Time, upon completion of the Transaction, we expect that former Gatos Stockholders will own approximately 38% of the First Majestic Common Shares on a fully-diluted basis, and holders of First Majestic Common Shares immediately prior to the Transaction will own approximately 62% of the First Majestic Common Shares, on a fully-diluted basis.

Each Gatos Stockholder will receive cash (without interest and less any applicable withholding taxes) in lieu of any fractional First Majestic Common Shares that such Gatos Stockholder would otherwise receive as Merger Consideration in the Transaction. Any cash amounts to be received by Gatos Stockholders, in lieu of any fractional First Majestic Common Shares, will be rounded to the nearest cent.

Q: When and where will the First Majestic Special Meeting be held?

First Majestic will hold the First Majestic Special Meeting on January 14, 2025 at 11:00 a.m. (Pacific Time) at the offices of Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8. First Majestic Shareholders will be able to vote on all business properly brought before the First Majestic Special Meeting and submit questions for consideration.

Q: Does the First Majestic Board recommend that I vote FOR the Share Issuance Resolution?

Yes, the First Majestic Board unanimously recommends that First Majestic Shareholders vote FOR the Share Issuance Resolution. At a meeting duly called and held, and after due consideration and extensive

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Questions and Answers About the Transaction and the First Majestic Special Meeting

consultation with First Majestic’s management and outside legal counsel and with financial advisors to both First Majestic and the First Majestic Board, including the receipt of the fairness opinions from National Bank Financial and TD Securities, the First Majestic Board unanimously approved the Merger Agreement and the Transaction (and related matters) and determined that the Transaction, the terms of which are substantially as set forth in the Merger Agreement, is in the best interests of First Majestic and its stakeholders. The First Majestic Board also unanimously authorized that the Share Issuance Resolution be submitted to the First Majestic Shareholders for approval and recommended that the First Majestic Shareholders vote in favour of the Share Issuance Resolution. In considering the Transaction and making the recommendation to the First Majestic Shareholders, the First Majestic Board considered, among other things, the business, assets and liabilities, results of operations, financial performance, strategic direction, and prospects of First Majestic and Gatos, with a view to the best interests of First Majestic.

For further information regarding First Majestic’s reasons for the Transaction, see the section entitled “The Transaction – First Majestic’s Reasons for the Transaction” and “Risk Factors”.

Q: What are First Majestic’s reasons for the Transaction?

The purpose of the Transaction is for First Majestic to acquire Gatos, which has a 70% joint venture interest in the Cerro Los Gatos Mine in Chihuahua state, Mexico. In unanimously approving the Merger Agreement and the consummation of the Transaction and determining that the Merger Agreement and the Transaction are in the best interests of First Majestic, the First Majestic Board considered and relied upon a number of factors (which are not necessarily presented in order of relative importance), including but not limited to the following:

•	diversified portfolio of precious metal assets in Mexico;

•	enhanced production profile with strong margins;

•	bolstered free cash flow generation potential;

•	leveraging a highly experienced combined team with a strong track record;

•	maintaining a peer-leading exposure to silver;

•	creation of a 350,000 hectare highly prospective land package which has yielded a history of exploration success and economic discoveries;

•	receipt of expert advice and fairness opinions;

•	strengthened company balance sheet and enhanced capital markets profile;

•	the realization and capitalization of meaningful synergies;

•	the current conditions of the parties;

•	the likelihood of the Transaction being completed; and

•	the provisions in the Merger Agreement including the payment of a termination fee in certain situations.

In connection with its deliberations relating to the Transaction, the First Majestic Board also considered potential risks and negative factors concerning the transactions contemplated by the Merger Agreement and, after consideration of these factors, the First Majestic Board unanimously determined that, overall, the potential benefits of the Transaction outweighed the potential risks. For further information regarding First Majestic’s reasons for the Transaction and the potential risks and negative factors considered by the First Majestic Board, see the section entitled “The Transaction – First Majestic’s Reasons for the Transaction”.

Q: What will Gatos Stockholders receive if First Majestic’s acquisition of Gatos is completed?

At the Effective Time, each share of Gatos Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than certain excluded shares as described in the Merger Agreement) will automatically be converted into the right to receive the Exchange Ratio of 2.55 validly issued, fully paid and

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Questions and Answers About the Transaction and the First Majestic Special Meeting

non-assessable First Majestic Common Shares. Each holder of Gatos Common Stock will receive cash (without interest and less any applicable withholding taxes) in lieu of any fractional First Majestic Common Shares that such Stockholder would otherwise receive as Merger Consideration in the Transaction. Any cash amounts to be received by Gatos Stockholders, in lieu of any fractional First Majestic Common Shares, will be rounded to the nearest cent.

The Exchange Ratio is fixed and will not be adjusted to reflect changes in the price of Gatos Common Stock or First Majestic Common Shares prior to the Effective Time. Based on the number of First Majestic Common Shares and shares of Gatos Common Stock outstanding or reserved for issuance on November 25, 2024, and including the number of Gatos Equity Awards anticipated to be outstanding at the Effective Time, upon completion of the Transaction, we expect that former Gatos Stockholders will own approximately 38% of the First Majestic Common Shares on a fully-diluted basis and holders of First Majestic Common Shares immediately prior to the Transaction will own approximately 62% of the First Majestic Common Shares on a fully-diluted basis immediately after the Transaction. Gatos Common Stock is traded on the NYSE and on the TSX under the symbol “GATO.” We encourage you to obtain current quotes for the First Majestic Common Shares and the Gatos Common Stock.

Because First Majestic will issue a fixed number of First Majestic Common Shares in exchange for each share of Gatos Common Stock, the value of the Merger Consideration that Gatos Stockholders will receive in the Transaction will depend on the market price of First Majestic Common Shares at the Effective Time and will not be known at the time that First Majestic Shareholders vote on the Share Issuance Resolution. The market price of First Majestic Common Shares that Gatos Stockholders receive at the Effective Time could be greater than, less than or the same as the market price of First Majestic Common Shares on the date of this Management Information Circular or at the time of the First Majestic Special Meeting. Based on the closing price of First Majestic Common Shares of $5.29 on the NYSE on September 4, 2024, the last full trading day prior to the date on which the parties entered into the Merger Agreement, the implied value of the Merger Consideration to Gatos Stockholders was approximately $13.49 per share of Gatos Common Stock. On December 5, 2024, the latest practicable trading day before the date of mailing of this Management Information Circular, the closing price of First Majestic Common Shares on the NYSE was $6.20 per share, resulting in an implied value of the Merger Consideration to Gatos Stockholders of $15.81 per share of Gatos Common Stock.

For more information regarding the Merger Consideration to be received by Gatos Stockholders if the Transaction is completed, see the section entitled “The Merger Agreement—Effect of the Merger on Gatos Common Stock” on page 74.

Q: If I am a First Majestic Shareholder, will I receive any securities as part of First Majestic’s acquisition of Gatos?

No. Regardless of whether the Transaction closes, First Majestic Shareholders will continue to hold their First Majestic Common Shares and will not receive any additional securities.

Q: Will there be any changes to the First Majestic Board in connection with First Majestic’s acquisition of Gatos?

Under the Merger Agreement, subject to First Majestic’s corporate governance standards and procedures, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic has agreed to consider the appointment of one director, mutually agreeable to Gatos and First Majestic, to be appointed to serve as a director on the First Majestic Board.

For additional information about First Majestic’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of First Majestic after the Transaction” and “Appendix I – Information Concerning the Combined Company”.

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Questions and Answers About the Transaction and the First Majestic Special Meeting

Q: Is the obligation of each of First Majestic and Gatos to effect the Transaction subject to any conditions?

Yes. The respective obligations of First Majestic and Gatos to close the Transaction are subject to the satisfaction or waiver of a number of customary conditions. These conditions include, among other things: (i) the affirmative vote of the holders of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the authorization of the Merger Agreement at the Gatos Special Meeting in favour of such authorization; (ii) the approval of the Share Issuance Resolution; (iii) the effectiveness of the Registration Statement on Form F-4 in accordance with the provisions of the U.S. Securities Act and the absence of any stop order suspending the effectiveness of the Form F-4 or proceeding to that effect shall have been commenced or threatened in writing by the SEC unless subsequently withdrawn; (iv) the absence of any rule, regulation or other law or order entered, enacted, promulgated, enforced or issued by any governmental entity of competent jurisdiction which prevents, prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement; (v) all required approvals or clearances pursuant to Mexico’s Antitrust Law having been received; (vi) the First Majestic Common Shares to be issued as Merger Consideration having been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved or authorized for listing on the TSX (subject only to customary listing conditions); (vii) the accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (viii) performance by each party in all material respects with such party’s obligations under the Merger Agreement; and (ix) with respect to First Majestic, the absence of a Gatos Material Adverse Effect, and with respect to Gatos, the absence of a First Majestic Material Adverse Effect (as such terms are defined in the Merger Agreement).

For a more detailed discussion of the conditions to the Closing, see the section entitled “The Merger Agreement – Conditions to the Completion of the Merger”.

Q: Are there risks associated with First Majestic’s acquisition of Gatos?

Yes. Before making a decision on how to vote, you are urged to carefully read the section entitled “Risk Factors”. You also should read and carefully consider the risk factors with respect to First Majestic and Gatos that are contained in the documents that are incorporated by reference in this Management Information Circular.

Q: What regulatory approvals are required to complete First Majestic’s acquisition of Gatos?

Gatos and First Majestic have applied for approval of the Transaction from applicable antitrust authorities in Mexico. Gatos and First Majestic are not currently aware of any material consents or other filings that are required prior to Closing the Transaction other than those described in this Management Information Circular.

Although First Majestic and Gatos believe that they will receive the required authorizations and approvals described herein to complete the transactions contemplated by the Merger Agreement, there can be no assurance as to the timing of these consents and approvals, First Majestic’s or Gatos’ ultimate ability to obtain such consents or approvals (or any additional consents or approvals that may otherwise become necessary), or the conditions or limitations that such approvals may  contain or impose. For more information regarding factors that could impact the closing of the Transaction, see the section entitled “Risk Factors,” on page 39.

For a more detailed discussion of the regulatory approvals required to close the Transaction see the section of this Management Information Circular entitled “The Transaction – Regulatory Approvals Required for the Transaction,” on page 70.

Q: When is the Transaction expected to be completed?

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement — Conditions to Completion of the Merger” on page 91, including approval of the Gatos Merger Proposal by Gatos Stockholders, the Transaction is expected to be completed in the first quarter of 2025.

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Questions and Answers About the Transaction and the First Majestic Special Meeting

However, neither Gatos nor First Majestic can predict the actual date on which the Transaction will be completed, or if the Transaction will be completed at all, because completion of the Transaction is subject to conditions and factors outside the control of both companies, including the receipt of certain required antitrust approvals. The Merger Agreement requires First Majestic’s acquisition of Gatos to be completed by the outside date of April 30, 2025, except that such outside date will automatically be extended to May 31, 2025 if the required approval or clearance pursuant to Mexico’s Antitrust Law has not been obtained by April 30, 2025 but all other conditions to Closing have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived.

Q: Are any termination payments payable if the Merger Agreement is terminated?

If the Merger Agreement is terminated under certain specified circumstances, Gatos may be required to pay First Majestic a termination payment of $28.0 million or First Majestic may be required to pay Gatos a termination payment of $46.0 million.

See the section entitled “The Merger Agreement – Expenses and Termination Fee” on page 94 for a more detailed discussion of these termination payments.

Q: What happens if the Transaction is not completed?

If the Transaction is not completed, First Majestic and Gatos will each remain public companies independent of one another, and the First Majestic Common Shares and the Gatos Common Stock will continue to be listed and traded on the NYSE and on the TSX. In certain circumstances, a termination payment may be paid by First Majestic or Gatos, as applicable.

See the section entitled “The Merger Agreement – Termination of the Merger Agreement” and “The Merger Agreement – Effect of Termination” on pages 93 and 94, respectively, for a more detailed discussion of what happens if the Transaction is not completed. See the section entitled “The Merger Agreement – Expenses and Termination Fee” on page 94 for a more detailed discussion of termination payments.

Q: Who can vote?

The First Majestic Board has fixed November 25, 2024 as the Record Date. If you held First Majestic Common Shares as at the close of business on November 25, 2024, you are entitled to receive notice of and vote your First Majestic Common Shares at the First Majestic Special Meeting on January 14, 2025, or at a reconvened meeting if the First Majestic Special Meeting is postponed or adjourned. Each First Majestic Common Share carries one vote on each item to be voted on at the First Majestic Special Meeting.

Q: Who is soliciting my proxy?

Management of First Majestic is soliciting your proxy in connection with this Management Information Circular and the First Majestic Special Meeting. Proxies will be solicited by mail, in person, by telephone, or by electronic communications. To encourage you to vote, First Majestic employees may contact you by any of these methods. First Majestic employees will not receive a commission or any other form of compensation in connection with soliciting your proxy. First Majestic has retained Kingsdale Advisors to provide a broad array of strategic advisory, proxy solicitation, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of First Majestic. First Majestic Shareholders may contact Kingsdale Advisors by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

MANAGEMENT INFORMATION CIRCULAR	Page 16

Questions and Answers About the Transaction and the First Majestic Special Meeting

Q: What is the quorum for the First Majestic Special Meeting?

A quorum for the transaction of business at the First Majestic Special Meeting is at least two persons present in person at the First Majestic Special Meeting, each being a shareholder entitled to vote at the First Majestic Special Meeting, or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than 25% of the outstanding First Majestic Common Shares entitled to be voted at the First Majestic Special Meeting. If you submit a properly executed form of proxy, you will be considered part of the quorum.

Q: What vote is required to approve the Share Issuance Resolution?

The Transaction cannot close without First Majestic Shareholders approving the Share Issuance Resolution. Approval of the Share Issuance Resolution requires the affirmative vote of a simple majority of the votes cast in respect of the resolution by First Majestic Shareholders present in person or by proxy at the First Majestic Special Meeting and entitled to vote at the First Majestic Special Meeting.

The First Majestic Board unanimously recommends that First Majestic Shareholders vote FOR the Share Issuance Resolution.

Your vote is very important, regardless of the number of First Majestic Common Shares you own. Whether or not you expect to attend the First Majestic Special Meeting, you should authorize a proxy to vote your First Majestic Common Shares as promptly as possible so that your First Majestic Common Shares may be represented and voted at the First Majestic Special Meeting.

Q: Are Gatos shareholders required to approve the Transaction?

Yes. Completion of the Transaction is conditional on Gatos Stockholders approving the Gatos Merger Proposal. Gatos has called the Gatos Special Meeting to be held on January 14, 2025 for the Gatos Stockholders to consider, and if deemed advisable, to approve the Gatos Merger Proposal, which requires the affirmative vote of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the Gatos Merger Proposal.

Q: How do I vote in person at the First Majestic Special Meeting?

If you are a registered First Majestic Shareholder at the close of business on the Record Date, you are entitled to receive notice of, and to attend and vote at, the First Majestic Special Meeting. You will be entitled to vote all of the First Majestic Common Shares that you held on the Record Date at the First Majestic Special Meeting.

Q: How do I vote by proxy?

Before the First Majestic Special Meeting, First Majestic Shareholders of record as of the close of business on the Record Date may vote in advance of the First Majestic Special Meeting by completing the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided therein and summarized below.

Registered First Majestic Shareholders

You are a registered First Majestic Shareholder if your First Majestic Common Shares are registered directly in your name and are represented by a share certificate or a Direct Registration System certificate. Registered shareholders may vote by participating in the First Majestic Special Meeting in person, by appointing proxyholders, by telephone or by voting online. As of the date of this Management Information Circular, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. Accordingly, all First Majestic Shareholders (including international First Majestic Shareholders) are advised not to rely on postal delivery of proxies in Canada and to instead utilize the telephone or online proxy delivery processes described herein.

MANAGEMENT INFORMATION CIRCULAR	Page 17

Questions and Answers About the Transaction and the First Majestic Special Meeting

Registered shareholders that wish to attend the First Majestic Special Meeting do not need to complete and deposit the form of proxy (the ”Proxy”) and should register with the scrutineer when attending the First Majestic Special Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the First Majestic Special Meeting may complete the Proxy. The Proxy names a director and/or officer of First Majestic as a proxyholder/alternate proxyholder (the ”Management Designees”). Shareholders have the right to appoint a person or entity (who need not be a shareholder) to attend and act for them on their behalf at the First Majestic Special Meeting other than the persons named in the enclosed instrument of Proxy. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the First Majestic Special Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their First Majestic Common Shares are to be voted or withheld from voting at the First Majestic Special Meeting by marking their instructions on the Proxy. Any First Majestic Common Shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those First Majestic Common Shares will be voted “for” each matter set out in the Notice of Special Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Special Meeting, or any other matters which may properly come before the Meeting.

Registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the 15-digit control number listed on their Proxy.

If you are a registered First Majestic Shareholder and you did not receive a form of proxy with your control number, please contact Computershare Investor Services Inc. at 1-800-564-6253 (toll-free in North America) or +1-514-982-7555 (international) as soon as possible to obtain a form of proxy and/or your control number to allow you to vote your First Majestic shares.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 11:00 a.m. (Pacific Time) on January 10, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the First Majestic Special Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

First Majestic Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Non-Registered Shareholders

You are a non-registered First Majestic Shareholder if you beneficially own First Majestic Common Shares in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may participate in the First Majestic Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) that is provided to you for further details and instructions. As of the date of this Management Information Circular, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. Accordingly, all shareholders (including international shareholders) are advised not to rely on postal delivery in Canada and to instead utilize the telephone or online processes described below.

MANAGEMENT INFORMATION CIRCULAR	Page 18

Questions and Answers About the Transaction and the First Majestic Special Meeting

Non-registered shareholders who do not object to their name being made known to First Majestic may be contacted by Kingsdale Advisors to assist in conveniently voting their First Majestic Common Shares directly by telephone. First Majestic may also utilize the Broadridge QuickVoteTM service to assist such shareholders with voting their First Majestic Common Shares.

If you are a non-registered shareholder and you did not receive a voting information form with your control number, please contact your broker or other intermediary as soon as possible to obtain a voting instruction form and/or your control number to allow you to vote your shares.

First Majestic Shareholders may also contact Kingsdale Advisors, the Company’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Q: What is the voting deadline?

To be effective, your proxy must be received before 11:00 a.m. (Pacific Time) on January 10, 2025 or not less than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the time fixed for holding the First Majestic Special Meeting (or any adjournment or postponement thereof). If you are a non-registered Shareholder your completed voting instruction form must be returned on or before the deadline specified on the voting instruction form. The time limit for the deposit of proxies may be waived or extended by the Chair of the First Majestic Special Meeting at his or her sole discretion without notice. Late proxies may be accepted or rejected by the Chair of the First Majestic Special Meeting at his or her sole discretion without notice.

First Majestic reminds First Majestic Shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Q: Can I change my vote?

Registered First Majestic Shareholders – Revoking your Proxy

You may revoke your Proxy at any time before it is acted on. You may revoke your Proxy by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare at the address indicated on the accompanying Notice of Special Meeting, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the First Majestic Special Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the First Majestic Special Meeting on the day of the First Majestic Special Meeting or any postponement or adjournment of the First Majestic Special Meeting, or by delivering the written notice of revocation by any other manner permitted by law; or

(c) attending the First Majestic Special Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

As of the date of this Management Information Circular, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. Accordingly, shareholders (including international shareholders) wishing to revoke their proxy are advised not to rely on postal delivery in Canada and to instead utilize the other delivery processes described herein.

MANAGEMENT INFORMATION CIRCULAR	Page 19

Questions and Answers About the Transaction and the First Majestic Special Meeting

First Majestic Shareholders may also contact Kingsdale Advisors, First Majestic’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Non-Registered Shareholders

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) that is provided to you should contact First Majestic’s General Counsel & Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Q: Where can I find more information about First Majestic, Gatos, and the Transaction?

You can find out more information about First Majestic, Gatos, and the Transaction by reading this Management Information Circular and from various sources described in the sections entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” and “Additional Information”.

Q: Do I have dissent rights?

Under the BCBCA, First Majestic Shareholders are not entitled to dissent rights in respect of the Transaction or any others matters to be considered at the First Majestic Special Meeting.

Q: How may I contact First Majestic’s registrar and transfer agent?

You can contact Computershare Investor Services Inc., First Majestic’s registrar and transfer agent, by telephone, on the internet, or by mail using the following contact information:

•	Fax / Phone: 1-866-249-7775 (toll-free in North America) or 1-514-982-7555 (international)

•	Mail: 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department

•	E-mail: service@computershare.com

As of the date of this Management Information Circular, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute. Accordingly, shareholders (including international shareholders) are advised not to rely on postal communications in Canada and to instead utilize the phone or e-mail options described above to contact Computershare Investor Services Inc.

Q. Who do I contact if I have questions on how to vote?

If you have questions about the First Majestic Special Meeting or the Transaction, or if you desire additional copies of this Management Information Circular or additional proxies, you may contact Kingsdale Advisors, First Majestic’s strategic advisor and proxy solicitation agent by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Questions? Need Help Voting?

First Majestic Shareholders may contact Kingsdale Advisors by telephone at

1-866-851-3214 (Toll-Free in North America)

Or 1-647-577-3635 (Text and Call Enabled Outside North America)

Or By Email At contactus@kingsdaleadvisors.com

MANAGEMENT INFORMATION CIRCULAR	Page 20

SUMMARY

The following is a summary of certain information contained elsewhere in this Management Information Circular and may not contain all of the information that might be important to you. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Management Information Circular, including the appendices hereto and the documents incorporated by reference herein. It is recommended that First Majestic Shareholders read this Management Information Circular and consult with their own legal, financial and other professional advisors with respect to the matters to be acted on at the First Majestic Special Meeting. Capitalized terms used but not otherwise defined in this summary have the meanings set forth under the heading “Glossary of Terms”.

The First Majestic Special Meeting

Date, Time, and Place of the First Majestic Special Meeting

The First Majestic Special Meeting will be held at the offices of First Majestic’s legal counsel, Bennett Jones LLP, located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on January 14, 2025 at 11:00 a.m. (Pacific Time).

Purpose of First Majestic Special Meeting

The First Majestic Special Meeting is being held so that First Majestic Shareholders may consider an ordinary resolution, the full text of which is set out at “Appendix A – Resolution to be Approved at the First Majestic Special Meeting”, approving the issuance of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, which is anticipated to be up to 190,000,000 First Majestic Common Shares.

See “General Information for the First Majestic Special Meeting – Share Issuance Resolution”.

Record Date and First Majestic Shareholders Entitled to Vote

The First Majestic Board has fixed November 25, 2024 as the Record Date. If you held First Majestic Common Shares as at the close of business on November 25, 2024, you are entitled to receive notice of and vote your First Majestic Common Shares at the First Majestic Special Meeting on January 14, 2025, or at a reconvened meeting if the First Majestic Special Meeting is postponed or adjourned. Each First Majestic Common Share carries one vote on each item to be voted on at the First Majestic Special Meeting. As of November 25, 2024, there were 301,863,851 First Majestic Common Shares issued and outstanding.

Quorum

A quorum for the transaction of business at the First Majestic Special Meeting is at least two persons present in person at the First Majestic Special Meeting, each being a shareholder entitled to vote at the First Majestic Special Meeting or a duly appointed proxyholder for or representative of such a shareholder and together holding or representing in the aggregate not less than 25% of the outstanding First Majestic Common Shares entitled to be voted at the First Majestic Special Meeting. If you submit a properly executed form of proxy you will be considered part of the quorum. See “General Information for the First Majestic Special Meeting – Quorum”.

MANAGEMENT INFORMATION CIRCULAR	Page 21

Summary

Required Vote

Approval of the Share Issuance Resolution requires the affirmative vote of a simple majority of the votes cast in respect of the resolution by First Majestic Shareholders present in person or represented by proxy at the First Majestic Special Meeting.

The Transaction cannot close without First Majestic Shareholders approving the Share Issuance Resolution.

Information About First Majestic, Merger Sub, Gatos, and the Combined Company

First Majestic Silver Corp.

First Majestic is a company existing under the Business Corporations Act (British Columbia). It is in the business of the production, development and exploration and acquisition of mineral properties, with a focus on silver and gold production in Mexico and the United States. Specifically, First Majestic owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine, all located in Mexico, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A. First Majestic is a primary silver producer with approximately 42% of its revenue in 2023 from the sale of silver and approximately 58% of its revenue in 2023 from the sale of gold.

Additional information about First Majestic can be found on its website at https://www.firstmajestic.com and under First Majestic’s profile on SEDAR+ at www.sedarplus.ca and/or the EDGAR website. The information contained in, or that can be accessed through, First Majestic’s website is not intended to be incorporated in this Management Information Circular. For additional information about First Majestic, see the section entitled “Additional Information” on page 116 and “Appendix H – Information Concerning First Majestic Silver Corp.”.

Ocelot Transaction Corporation

Merger Sub is a Delaware corporation and a direct, wholly-owned Subsidiary of First Majestic which was formed solely for the purpose of facilitating the Transactions contemplated by the Merger Agreement. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the Transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will merge with and into Gatos. As a result, immediately following the Merger, Gatos will survive as a direct, wholly-owned subsidiary of First Majestic. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Gatos Silver, Inc.

Gatos is a Canadian-headquartered, Delaware-incorporated silver dominant exploration, development and production company that discovered a new silver and zinc-rich mineral district in southern Chihuahua State, Mexico. As a 70% owner of the Los Gatos Joint Venture (the “LGJV”), Gatos is primarily focused on operating the Cerro Los Gatos mine and on growth and development of the Los Gatos district, located in Chihuahua, Mexico (the “LGD”). The LGD is comprised of approximately 103,000 hectares of land, consisting of multiple mineralized zones. Two of the identified mineralized zones, Cerro Los Gatos and Esther, have reported mineral resources. The deposits in the LGD are characterized by predominantly silver-lead-zinc epithermal mineralization.

Additional information about Gatos can be found on its website at www.gatossilver.com and under Gatos’ profile on SEDAR+ a www.sedarplus.ca and/or the EDGAR website. The information contained in, or that can be accessed through, Gatos’ website is not intended to be incorporated in this Management Information Circular. For additional information about Gatos, see the section entitled “Appendix G – Information Concerning Gatos Silver, Ltd.”.

MANAGEMENT INFORMATION CIRCULAR	Page 22

Summary

Information Concerning the Combined Company

The combined company will carry on the combined businesses of First Majestic and Gatos, with Gatos as a direct, wholly-owned Subsidiary of First Majestic.

First Majestic and the Surviving Corporation will be governed by the BCBCA and the DGCL, respectively. Vancouver, British Columbia, Canada will remain the global headquarters of the combined company. For additional information about the combined company, see the section entitled “Appendix I – Information Concerning the Combined Company”.

First Majestic’s Reasons for the Transaction

In unanimously approving the Merger Agreement and the Transactions contemplated by the Merger Agreement and determining that the Merger Agreement and the Transaction are in the best interests of First Majestic and its stakeholders, the First Majestic Board considered a number of factors (which are not necessarily presented in order of relative importance), including, among others, the following:

•	diversified portfolio of precious metal assets in Mexico;

•	enhanced production profile with strong margins;

•	bolstered free cash flow generation potential;

•	leveraging a highly experienced combined team with a strong track record;

•	maintaining a peer-leading exposure to silver;

•	creation of a 350,000 hectare highly prospective land package which has yielded a history of exploration success and economic discoveries;

•	receipt of expert advice and fairness opinions;

•	strengthened company balance sheet and enhanced capital markets profile;

•	the realization and capitalization of meaningful synergies;

•	current conditions of the parties;

•	the likelihood of the Transaction being completed; and

•	the provisions in the Merger Agreement including the payment of a termination fee in certain situations.

In connection with its deliberations relating to the Transaction, the First Majestic Board also considered potential risks and negative factors concerning the transactions contemplated by the Merger Agreement and after consideration of these factors, the First Majestic Board unanimously determined that, overall, the potential benefits of the Transaction outweighed the potential risks. For further information regarding First Majestic’s reasons for the Transaction and the potential risks and negative factors considered by the First Majestic Board, see the section entitled “The Transaction – First Majestic’s Reasons for the Transaction”.

Recommendation of the First Majestic Board

The First Majestic Board unanimously recommends that First Majestic Shareholders vote FOR the Share Issuance Resolution. After due consideration and extensive consultation with First Majestic’s management and outside legal advisors and with financial advisors to both First Majestic and the First Majestic Board, including the receipt of fairness opinions from National Bank Financial and TD Securities, the First Majestic Board unanimously approved the Merger Agreement and the Transaction (and related matters) and determined that the Transaction, the terms of which are substantially as set forth in the Merger Agreement, is in the best interests of First Majestic and its stakeholders. The First Majestic Board also unanimously authorized that the Share Issuance Resolution be submitted to the First Majestic Shareholders for approval and recommended that the First Majestic Shareholders vote in favour of the Share Issuance Resolution.

MANAGEMENT INFORMATION CIRCULAR	Page 23

Summary

For further information regarding First Majestic’s reasons for the Transaction, see “The Transaction – First Majestic Reasons for the Transaction”.

National Bank Financial Fairness Opinion

National Bank Financial was retained by First Majestic to provide financial advisory services in connection with the Transaction. In connection with their mandate, at a meeting of the First Majestic Board held on September 4, 2024, National Bank Financial provided an oral opinion, which was subsequently confirmed in writing, that, as of the date thereof, and based upon and subject to the assumptions, limitations, qualifications and other matters stated in the National Bank Financial Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to First Majestic.

The full text of the National Bank Financial Fairness Opinion, attached as “Appendix C – National Bank Financial Fairness Opinion”, sets forth, among other things, details regarding the independence of National Bank Financial, the credentials of National Bank Financial, the scope of National Bank Financial’s review in connection with the National Bank Financial Fairness Opinion and certain assumptions made and limitations to National Bank Financial’s review in connection with the National Bank Financial Fairness Opinion.

The First Majestic Board urges the First Majestic Shareholders to read the National Bank Financial Fairness Opinion in its entirety. Any summary of the National Bank Financial Fairness Opinion herein is qualified in its entirety by reference to the full text of such opinion.

For more information regarding the National Bank Financial Fairness Opinion, see the section entitled “The Transaction – National Bank Financial Fairness Opinion”. For the full text of the National Bank Financial Fairness Opinion, see “Appendix C – National Bank Financial Fairness Opinion”.

TD Securities Fairness Opinion

First Majestic retained TD Securities under an engagement agreement effective August 28, 2024, to provide the First Majestic Board with its opinion as to the fairness to First Majestic from a financial point of view, of the consideration to be paid pursuant to the Transaction by First Majestic. The TD Securities Fairness Opinion stated that, based upon and subject to the assumptions, limitations and qualifications, and other matters stated therein, TD Securities was of the opinion that, as of September 4, 2024, the consideration to be paid pursuant to the Transaction was fair, from a financial point of view, to First Majestic.

The full text of the TD Securities Fairness Opinion, attached as “Appendix E – TD Securities Fairness Opinion”, sets forth, among other things, the credentials of TD Securities, TD Securities’ relationship with interested parties, the scope of review, assumptions made, and limitations and qualifications on the review undertaken in connection with the TD Securities Fairness Opinion. The TD Securities Fairness Opinion is not a recommendation as to how the First Majestic Shareholders should vote on the Share Issuance Resolution or any other matter. The TD Securities Fairness Opinion was one of a number of factors taken into consideration by the First Majestic Board in making its unanimous decision that it is in the best interest of First Majestic to enter into the Merger Agreement and to recommend that First Majestic Shareholders vote in favour of the Share Issuance Resolution.

The TD Securities Fairness Opinion was provided to the First Majestic Board for its use only in considering the Transaction and may not be used or relied upon by any person for any other purpose without TD Securities’ prior written consent, which has been obtained for the purposes of the inclusion of the TD Securities Fairness Opinion in this Management Information Circular, and does not constitute a recommendation as to how the First Majestic Shareholders should vote on the Share Issuance Resolution.

MANAGEMENT INFORMATION CIRCULAR	Page 24

Summary

The First Majestic Board urges the First Majestic Shareholders to read the TD Securities Fairness Opinion in its entirety. Any summary of the TD Securities Fairness Opinion herein is qualified in its entirety by reference to the full text of such opinion.

For more information regarding the TD Securities Fairness Opinion, see the section entitled “The Transaction – TD Securities Fairness Opinion”. For the full text of the TD Securities Fairness Opinion, see “Appendix E – TD Securities Fairness Opinion”.

Board of Directors and Management of First Majestic after Completion of the Transaction

Subject to First Majestic’s corporate governance standards, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic has agreed to consider for appointment one director, mutually agreeable to Gatos and First Majestic, to be appointed as a director on the First Majestic Board.

At the Effective Time, First Majestic will acquire control of Gatos, and the members of First Majestic’s executive management team following the Effective Time will remain the same unless communicated otherwise in due course.

For additional information about First Majestic’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of First Majestic after the Transaction” and “Appendix I – Information Concerning the Combined Company”.

The Merger Agreement provides that the directors of Merger Sub as of immediately prior to the Effective Time will serve as the directors of the Surviving Corporation as of the Effective Time and the officers of Merger Sub as of immediately prior to the Effective Time will serve as the officers of the Surviving Corporation as of the Effective Time. For additional information about the Surviving Corporation’s management and board of directors after the Closing, see the section entitled “The Transaction – Board of Directors and Management of Surviving Corporation after the Transaction”.

Risk Factors

The transactions contemplated by the Merger Agreement involve risks, some of which are related to First Majestic, Gatos, and the Transaction. In considering whether to vote for the Share Issuance Resolution, you should carefully consider the information about these risks set forth under the section entitled “Risk Factors”, together with the other information included or incorporated by reference in this Management Information Circular.

The Transaction and the Merger Agreement

The Merger Agreement provides, among other things, that upon the terms and subject to the satisfaction or waiver of the conditions set forth therein at the Effective Time, Merger Sub shall merge with and into Gatos, with the Surviving Corporation being a direct wholly-owned Subsidiary of First Majestic.

The terms and conditions of the Transaction are contained in the Merger Agreement, which is summarized in this Management Information Circular under the section entitled “The Merger Agreement” and attached to this Management Information Circular as “Appendix B – Merger Agreement”. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Transaction. All descriptions in this summary and elsewhere in this Management Information Circular of the terms and conditions of the Transaction are qualified in their entirety by reference to the full text of the Merger Agreement.

MANAGEMENT INFORMATION CIRCULAR	Page 25

Summary

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of Gatos Common Stock that is issued and outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be automatically converted into the right to receive 2.55 validly issued, fully paid and non-assessable First Majestic Common Shares (subject to the terms of the Merger Agreement with respect to dividends and distributions and fractional shares).

The Merger Agreement does not contain any provision that would adjust the Exchange Ratio based on fluctuations in the market value of either company’s shares. Because of this, the implied value of the consideration to Gatos Stockholders will fluctuate between now and the completion of the Merger and will depend on the market value of the First Majestic Common Shares at the time the Merger is completed.

Fractional shares will not be issued in accordance with the Merger. Any Gatos Stockholder that would have received a fractional First Majestic Common Share based on the Exchange Ratio above, will instead receive an amount in cash equal to the product of such fractional part, multiplied by the volume-weighted average trading price of First Majestic Common Shares for the five trading days preceding the date of the completion of the Merger.

Based on the number of shares of First Majestic Common Shares and shares of Gatos Common Stock outstanding or reserved for issuance on November 25, 2024 and including the number of Gatos Equity Awards anticipated to be outstanding at the Effective Time, upon completion of the Transaction, we expect that former Gatos Stockholders will own approximately 38% of the First Majestic Common Shares on a fully-diluted basis and holders of First Majestic Common Shares immediately prior to the Transaction will own approximately 62% of the First Majestic Common Shares on a fully-diluted basis immediately after the Transaction.

For more detailed information, see the sections entitled “The Merger Agreement – Effects of the Merger on Gatos Common Stock; Merger Consideration” and “The Merger Agreement – Treatment of Gatos Equity Awards” on pages 74 and 74, respectively.

Conditions that Must be Satisfied or Waived for the Transaction to Occur

Conditions to the Obligations of Both Parties

The obligations of First Majestic and Gatos to effect the Transaction are subject to the satisfaction at or prior to the Closing of each the following conditions:

•

the affirmative vote of the holders of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the authorization of the Merger Agreement at the Gatos Special Meeting in favour of such authorization;

•

the approval of the issuance of the First Majestic Common Shares as Merger Consideration by a simple majority of the votes cast by holders of First Majestic Common Shares present in person or by proxy at the First Majestic Special Meeting and entitled to vote at the First Majestic Special Meeting;

•

the effectiveness of the Registration Statement on Form F-4 in accordance with the provisions of the U.S. Securities Act and the absence of any stop order suspending the effectiveness of the Form F-4 or proceeding to that effect shall have been commenced or threatened in writing by the SEC unless subsequently withdrawn;

•

the absence of any rule, regulation or other law or order entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction which prevents, prohibits or makes illegal the consummation of the Transactions contemplated by the Merger Agreement;

MANAGEMENT INFORMATION CIRCULAR	Page 26

Summary

•	all required approvals or clearances pursuant to Mexico’s Antitrust Law having been received; and

•

the First Majestic Common Shares to be issued as Merger Consideration having been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved or authorized for listing on the TSX (subject only to customary listing conditions).

Conditions to the Obligations of First Majestic and Merger Sub

The obligations of First Majestic and Merger Sub to effect the Transaction is also subject to the satisfaction or waiver by First Majestic at or prior to the Closing of the following conditions:

•	the representations and warranties of Gatos set forth in the Merger Agreement being accurate, subject to various materiality standards set forth in the Merger Agreement;

•

Gatos having performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•

First Majestic having received a certificate signed on behalf of Gatos by a duly authorized executive officer of Gatos certifying that the conditions set forth in the bullets directly above have been satisfied; and

•

since the date of the Merger Agreement until the Effective Time, there having not occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence that has had, or is reasonably likely to have, a Gatos Material Adverse Effect.

Conditions to the Obligations of Gatos

The obligation of Gatos to effect the Transaction is also subject to the satisfaction or waiver by Gatos at or prior to the Closing of the following conditions:

•	the representations and warranties of First Majestic set forth in the Merger Agreement being accurate, subject to various materiality standards set forth in the Merger Agreement;

•

First Majestic and Merger Sub having performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•

Gatos having received a certificate signed on behalf of First Majestic by a duly authorized executive officer of First Majestic certifying that the conditions set forth in the bullets directly above have been satisfied;

•

Gatos having received an opinion from White & Case LLP (“White & Case”) (or other legal counsel selected by Gatos), in form and substance reasonably satisfactory to Gatos, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger qualifies as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code; and

•

since the date of the Merger Agreement until the Effective Time, there having not occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence that has had, or is reasonably likely to have a First Majestic Material Adverse Effect.

No Solicitation

During the interim period, each of Gatos and First Majestic have agreed not to, and to cause its Subsidiaries and its and their respective officers not to, and will instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal (as defined in the section entitled “The Merger Agreement – Agreement Not to Solicit Other Offers”) or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal;

MANAGEMENT INFORMATION CIRCULAR	Page 27

Summary

•

participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any person (other than First Majestic, Merger Sub and their representatives, in the case of Gatos, and Gatos and its representatives, in the case of First Majestic) any non-public information relating to it or its Subsidiaries in connection with any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a competing proposal; or

•

waive, terminate, modify or release any person from any provision of any “standstill” or similar agreement or obligation, except in the event, in the case of Gatos, the Gatos Board (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee, and in the case of First Majestic, the First Majestic Board, determines in good faith after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of its board of directors or, in the case of Gatos, the Gatos Special Committee under applicable Law.

Notwithstanding these limitations, the Merger Agreement provides that if, at any time prior to obtaining the approval of its stockholders, Gatos or First Majestic receives a Competing Proposal from any person that did not result from a material breach of such party’s non-solicitation obligations, which such party’s board of directors or, in the case of Gatos, the Gatos Special Committee determines in good faith after consultation with outside legal and financial advisors, constitutes or would reasonably be expected to lead to or result in a Superior Proposal (as defined in the section entitled “The Merger Agreement – Agreement Not to Solicit Other Offers), then Gatos or First Majestic, as applicable, may:

•

furnish non-public information regarding, and/or provide access to the business, properties, assets, books or records of, it and its Subsidiaries to the person making such Competing Proposal and such person’s representatives if, and only if, prior to so furnishing such information, it receives from such person an acceptable confidentiality agreement as contemplated by the Merger Agreement (provided that it also provides the other party any such information that is provided to such person that was not previously provided to the other party within 48 hours of providing to such person); and

•	engage in discussions or negotiations with such person regarding the Competing Proposal.

For more detailed information, see the section entitled “The Merger Agreement – Agreement Not to Solicit Other Offers” on page 82.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Gatos Stockholder Approval or First Majestic Shareholder Approval, under the following circumstances:

•	by mutual written consent of First Majestic and Gatos;

•

by either First Majestic or Gatos, if there has been a breach by Gatos, in the case of a termination by First Majestic, or if there has been a breach by First Majestic or Merger Sub, in the case of a termination by Gatos, of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in certain conditions to consummation of the Merger not being satisfied (and such breach is not curable prior to the Outside Date (as defined below) or, if curable prior to the Outside Date, has not been cured within the earlier of (i) 45 days after the receipt of written notice from the non-breaching party or (ii) one business day before the outside date); provided that the Merger Agreement may not be terminated pursuant to this provision by any party if such party is then in material breach of any representation, warranty, covenant or agreement in the Merger Agreement;

•

by either First Majestic or Gatos, if the Closing has not occurred by 5:00 p.m. (Eastern time), on April 30, 2025 (such date, as may be extended pursuant to the following proviso, the ”Outside Date”); provided, that in the event that on such date all of the conditions to closing have been satisfied or waived other than

MANAGEMENT INFORMATION CIRCULAR	Page 28

Summary

the conditions set forth in the provisions related to the absence of adverse laws or orders to the extent related to antitrust clearances, so long as such condition remains capable of being satisfied, the termination date will automatically be extended to 5:00 p.m. (Eastern time), on May 31, 2025; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement has been the cause of, or resulted in, the closing not occurring prior to the Outside Date;

•	by First Majestic, if, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board or any committee thereof has made a Gatos Change of Recommendation;

•	by Gatos, if, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board or any committee thereof has made a First Majestic Change of Recommendation;

•

by either Gatos or First Majestic if there is any rule, regulation or other law or order entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction which prevents, prohibits or makes illegal the consummation of the Transactions contemplated by the Merger Agreement and the adverse law or order has become final and non-appealable; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to a party whose action or failure to act has been the primary cause of, or primarily resulted in, the action or event described in this provision occurring;

•

by either Gatos or First Majestic, if the Gatos Stockholder Approval has not been obtained at the Gatos Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party where the failure to obtain such Gatos Stockholder Approval shall have been caused by a material breach by such party of the Merger Agreement;

•

by either First Majestic or Gatos, if the First Majestic Shareholder Approval has not been obtained at the First Majestic Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party where the failure to obtain such First Majestic Shareholder Approval shall have been caused by a material breach by such party of the Merger Agreement;

•

by Gatos, if, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board or the Gatos Special Committee has (i) effected a Gatos Change of Recommendation in accordance with the obligations set forth in the Merger Agreement in order to accept a Gatos Superior Proposal, (ii) entered into an acquisition agreement with respect to such Gatos Superior Proposal concurrently with the termination of the Merger Agreement, and (iii) paid the Gatos termination fee of $28.0 million to First Majestic in accordance with the terms of the Merger Agreement; and

•

by First Majestic, if, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board has (i) effected a First Majestic Change of Recommendation in accordance with the obligations set forth in the Merger Agreement in order to accept a First Majestic Superior Proposal, (ii) entered into an acquisition agreement with respect to such First Majestic Superior Proposal concurrently with the termination of the Merger Agreement, and (iii) paid the First Majestic termination fee of $46.0 million to Gatos in accordance with the terms of the Merger Agreement.

For a more complete description of each party’s termination rights, as well as a discussion of the effect of termination and potential termination payments, see the sections entitled “The Merger Agreement – Termination of the Merger Agreement”, “The Merger Agreement – Effect of Termination” and “The Merger Agreement – Expenses and Termination Fee” on pages 93, 94 and 94, respectively.

MANAGEMENT INFORMATION CIRCULAR	Page 29

Summary

Listing of First Majestic Common Shares

It is a condition to the completion of the Transaction that the First Majestic Common Shares issuable under the Merger Agreement are approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved or authorized for listing on the TSX, subject only to customary listing requirements. Listing of the First Majestic Common Shares will be subject to First Majestic fulfilling all the listing conditions of the NYSE and the TSX.

Accounting Treatment of the Transaction

First Majestic prepares its financial statements in accordance with IFRS. The Transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) because Gatos does not meet the definition of a business in accordance with IFRS 3. First Majestic will account for the Transaction as an asset acquisition. The unaudited pro forma financial information presented in this Management Information Circular has been derived from the audited historical financial statements of First Majestic and Gatos as at and for the fiscal year ended December 31, 2023 and the nine-month period ended September 30, 2024. The unaudited pro forma condensed combined statement of financial position as at September 30, 2024 presents the financial positions of First Majestic and Gatos giving pro forma effect to the Transaction as if the Transaction occurred on September 30, 2024. The unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023 and for the nine months ended September 30, 2024 present the results of operations of First Majestic and Gatos giving pro forma effect to the Transaction as if the Transaction occurred on January 1, 2023.

Regulatory Approvals Required for the Transaction

Gatos and First Majestic have applied for approval of the Transaction under Mexico’s anti-trust law from COFECE. Gatos and First Majestic are not currently aware of any material consents or other filings that are required prior to the Closing of the Transaction other than those described in this Management Information Circular.

Although First Majestic and Gatos believe that they will receive the required authorizations and approvals described herein to complete the transactions contemplated by the Merger Agreement, there can be no assurance as to the timing of these consents and approvals, First Majestic’s or Gatos’ ultimate ability to obtain such consents or approvals (or any additional consents or approvals that may otherwise become necessary), or the conditions or limitations that such approvals may  contain or impose. For more information regarding factors that could impact the closing of the Transaction, see the section entitled “Risk Factors,” on page 39.

For a more detailed discussion of the regulatory approvals required to close the Transaction see the section of this Management Information Circular entitled “The Transaction – Regulatory Approval Required for the Transaction,” on page 70.

Gatos Stockholder Approval

Obtaining the Gatos Stockholder Approval is a condition to the respective obligations of each party to effect the Transaction. Approval of the Gatos Merger Proposal requires the affirmative vote of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the Gatos Merger Proposal. At the Gatos Special Meeting, which will be held in a virtual-only meeting format on January 14, 2025 at 10:00 a.m. (Pacific Time), Gatos Stockholders will be asked to approve, among other things, the Gatos Merger Proposal. The Gatos Board has unanimously recommended that Gatos Stockholders vote to adopt the Merger Agreement by voting for the Gatos Merger Proposal.

MANAGEMENT INFORMATION CIRCULAR	Page 30

Summary

Proxy Solicitation Agent

If you have questions about the Transaction or the First Majestic Special Meeting, need additional copies of this Management Information Circular or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Kingsdale Advisors, First Majestic’s strategic advisor and proxy solicitation agent, at the following telephone numbers and email address below:

Questions? Need Help Voting?

First Majestic Shareholders may contact Kingsdale Advisors by telephone at

1-866-851-3214 (Toll-Free in North America)

Or 1-647-577-3635 (Text and Call Enabled Outside North America)

Or By Email At contactus@kingsdaleadvisors.com

MANAGEMENT INFORMATION CIRCULAR	Page 31

GENERAL INFORMATION FOR THE FIRST MAJESTIC SPECIAL MEETING

Date, Time, and Place of the First Majestic Special Meeting

The First Majestic Special Meeting will be held at the offices of First Majestic’s legal counsel, Bennett Jones LLP, located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on January 14, 2025 at 11:00 a.m. (Pacific Time).

If you are a registered First Majestic Shareholder at the close of business on the Record Date, you are entitled to receive notice of, and to attend and vote at the First Majestic Special Meeting. You will be entitled to vote all of the First Majestic Common Shares that you held on the Record Date at the First Majestic Special Meeting.

When First Majestic Common Shares are held jointly by two or more persons, those shares may be voted at the First Majestic Special Meeting (either in person or by proxy) by any one of those holders, or, alternatively, by all such holders jointly. Each First Majestic Common Share is entitled to one vote.

How to Vote Prior to the First Majestic Special Meeting

Before the First Majestic Special Meeting, First Majestic Shareholders of record as of the close of business on the Record Date may vote in advance of the First Majestic Special Meeting by completing the form of proxy or voting instruction form in accordance with the instructions provided therein and summarized below.

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic. The accompanying form of proxy (the ”Proxy”) is for use at the First Majestic Special Meeting to be held on January 14, 2025, for the purposes set forth in the accompanying Notice of Special Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of First Majestic (for no additional compensation). First Majestic may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by First Majestic.

First Majestic has retained Kingsdale Advisors to provide First Majestic with a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of First Majestic. First Majestic Shareholders may contact Kingsdale Advisors by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Notice and Access Process

First Majestic has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of the Notice of Meeting and this Management Information Circular (collectively, the ”Meeting Materials”) to shareholders for the First Majestic Special Meeting. First Majestic has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

MANAGEMENT INFORMATION CIRCULAR	Page 32

General Information for the First Majestic Special Meeting

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the First Majestic Special Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the First Majestic’s General Counsel & Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the First Majestic Special Meeting should be made no later than January 2, 2025 in order to allow sufficient time for delivery.

Canadian Shareholders

At the time of this notice delivery of mail in Canada is severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. As a result, delivery of paper copies of Meeting Materials may be impacted and the Company cannot guarantee that delivery to Canadian addresses can be completed prior to the proxy deposit deadline for the Meeting. Alternatively, shareholders may request that the Company send them a copy of the Meeting Materials by email or facsimile.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares of First Majestic that are registered directly in their names and are represented by a share certificate or a Direct Registration System certificate. Registered shareholders may vote by participating in the First Majestic Special Meeting in person, by appointing proxyholders, by telephone or by voting online. As of the date of this Management Information Circular, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. Accordingly, all First Majestic Shareholders (including international First Majestic Shareholders) are advised not to rely on postal delivery of proxies in Canada and to instead utilize the telephone or online proxy delivery processes described herein.

Registered shareholders that wish to attend the First Majestic Special Meeting do not need to complete and deposit the Proxy and should register with the scrutineer when attending the First Majestic Special Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the First Majestic Special Meeting may complete the Proxy. The Proxy names a director and/or officer of First Majestic as a proxyholder/alternate proxyholder (the ”Management Designees”). Shareholders have the right to appoint a person or entity who need not be a shareholder) to attend and act for them on their behalf at the First Majestic Special Meeting other than the persons named in the enclosed instrument of Proxy. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the First Majestic Special Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the First Majestic Special Meeting by marking their instructions on the Proxy. Any First Majestic Common Shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those First Majestic Common Shares will be voted “for” each matter set out in the Notice of Special Meeting. The Proxy grants the

MANAGEMENT INFORMATION CIRCULAR	Page 33

General Information for the First Majestic Special Meeting

proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Special Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Management Information Circular, management knows of no other matters which may come before the First Majestic Special Meeting other than those referred to in the Notice of Special Meeting. No person who is a director of First Majestic has informed management that he intends to oppose any action to be taken by management at the First Majestic Special Meeting.

Registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the 15-digit control number listed on their Proxy.

If you are a registered First Majestic Shareholder and you did not receive a form of proxy with your control number, please contact Computershare Investor Services Inc. at 1-800-564-6253 (toll-free in North America) or +1-514-982-7555 (international) as soon as possible to obtain a form of proxy and/or your control number to allow you to vote your First Majestic Common Shares.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 11:00 a.m. (local time in Vancouver, British Columbia) on January 10, 2025, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the First Majestic Special Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare at the address indicated on the accompanying Notice, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the First Majestic Special Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chair of the Meeting on the day of the First Majestic Special Meeting or any postponement or adjournment of the Meeting, or by delivering the written notice of revocation by any other manner permitted by law; or

(c) attending the First Majestic Special Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

First Majestic Shareholders may also contact Kingsdale Advisors, First Majestic’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Non-Registered Shareholders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may participate in the First Majestic Special Meeting (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions. As of the date of this Management Information Circular, delivery of mail in Canada is being severely disrupted as a result of the ongoing Canada Post labour dispute and the Company does not have any indication as to when such disruption may cease. Accordingly, all shareholders (including international shareholders) are advised not to rely on postal delivery in Canada and to instead utilize the telephone or online delivery processes described herein.

MANAGEMENT INFORMATION CIRCULAR	Page 34

General Information for the First Majestic Special Meeting

If a non-registered shareholder wishes to participate (either in person or through a nominee) and vote at the First Majestic Special Meeting, it is critical to follow the required procedures for appointing proxyholders given that First Majestic does not have unrestricted access to the names of First Majestic’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the First Majestic Special Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the First Majestic Special Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to First Majestic requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the First Majestic Special Meeting or any postponement or adjournment by 11:00 a.m. (Pacific Time) on January 9, 2025 or at least 72 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the First Majestic Special Meeting.

Non-registered shareholders who have appointed themselves as proxyholders and who wish to attend the First Majestic Special Meeting and vote in person should not complete the voting section of their voting instruction form. Such non-registered shareholders should register with Computershare upon arrival at the First Majestic Special Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the First Majestic Special Meeting.

Non-registered shareholders who have submitted their voting instructions to their intermediary, but nonetheless wish to attend the First Majestic Special Meeting are welcome to do so. Such non-registered shareholders should register with Computershare upon arrival at the First Majestic Special Meeting, and may be asked to present valid picture identification and proof of share ownership to gain admission to the First Majestic Special Meeting. Such shareholders should not complete and sign any ballot that may be called for at the Meeting as their voting instructions will already have been followed.

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the First Majestic Special Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact First Majestic’s General Counsel & Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

Non-registered shareholders who do not object to their name being made known to First Majestic may be contacted by Kingsdale Advisors to assist in conveniently voting their First Majestic Common Shares directly by telephone. First Majestic may also utilize the Broadridge QuickVoteTM service to assist such shareholders with voting their First Majestic Common Shares.

If you are a non-registered shareholder and you did not receive a voting information form with your control number, please contact your broker or other intermediary as soon as possible to obtain a voting instruction form and/or your control number to allow you to vote your shares.

MANAGEMENT INFORMATION CIRCULAR	Page 35

General Information for the First Majestic Special Meeting

First Majestic Shareholders may contact Kingsdale Advisors, First Majestic’s strategic advisor and proxy solicitation agent, by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic Common Shares, please visit www.AGSpecialMeeting.com.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, First Majestic is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to First Majestic (“OBOs”) and those who do not object to their identity being made known to First Majestic (“NOBOs”).

First Majestic is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and First Majestic or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding common shares on your behalf. By choosing to send the Notice and Access notification to you directly, First Majestic (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

First Majestic will assume the costs of delivery of proxy-related materials for the First Majestic Special Meeting to OBOs.

Electronic Delivery of First Majestic Special Meeting Materials

Non-registered shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the First Majestic Special Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy: go to www.proxyvote.com and sign in with your control number, submit your vote in respect of the resolutions for the First Majestic Special Meeting and, following your vote confirmation, you will be able to select the E-delivery box and provide your email address. Once you have registered for E-delivery, going forward you will receive your First Majestic Special Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Purpose of First Majestic Special Meeting

The First Majestic Special Meeting is being held so that First Majestic Shareholders may consider the Share Issuance Resolution. The Share Issuance Resolution is an ordinary resolution of First Majestic Shareholders, the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting”, approving the issuance of up to an aggregate of 190,000,000 First Majestic Common Shares (the ”Aggregate First Majestic Shares”), comprised of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement.

The Transaction cannot close without First Majestic Shareholders approving the Share Issuance Resolution.

Share Issuance Resolution

Under section 611(C) of the TSX Company Manual, security holder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition, non-diluted basis. Under the terms of the Merger Agreement, First Majestic has agreed to issue 2.55 First Majestic Common Shares in exchange for each share of Gatos Common Stock issued and outstanding immediately prior to the Effective Time. Issuances by Gatos of shares of Gatos Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of First Majestic. As a result, the actual number of First Majestic Common Shares that will be issued at the Effective Time cannot be determined at

MANAGEMENT INFORMATION CIRCULAR	Page 36

General Information for the First Majestic Special Meeting

the date of this Management Information Circular and will depend on the number of Gatos Common Stock outstanding at the Effective Time. For information regarding restrictions on issuances of Gatos Common Stock, see the section entitled “The Merger Agreement – Conduct of Business Pending the Merger”.

First Majestic Shareholders are being asked to approve the issuance of the Aggregate First Majestic Shares. Based on the number of First Majestic Common Shares and the shares of Gatos Common Stock outstanding or reserved for issuance on November 25, 2024 and including the number of Gatos Equity Awards anticipated to be outstanding at the Effective Time, First Majestic anticipates to issue (or reserve for issuance) up to an aggregate of 190,000,000 First Majestic Common Shares to satisfy the Merger Consideration representing approximately 38% of the First Majestic Common Shares on a fully-diluted basis after giving effect to the Transaction and 62.9% of the outstanding First Majestic Common Shares pre-Transaction.

Accordingly, the TSX requires that the Share Issuance Resolution be approved by an ordinary resolution of First Majestic Shareholders, being a simple majority of the votes cast by holders of outstanding First Majestic Common Shares represented in person or by proxy and entitled to vote at the First Majestic Special Meeting. First Majestic will not be able to satisfy the listing requirements of the TSX unless the Share Issuance Resolution is approved.

The actual number of First Majestic Common Shares to be issued under the Merger Agreement will be determined immediately prior to the Effective Time based on the Exchange Ratio and the number of shares of Gatos Common Stock outstanding at such time.

At the First Majestic Special Meeting, First Majestic Shareholders will be asked to consider the Share Issuance Resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting”, approving the issuance of the number of First Majestic Common Shares as is necessary to satisfy the Merger Consideration under the terms of the Merger Agreement, which is anticipated to be up to 190,000,000 First Majestic Common Shares.

In accordance with the terms of the Merger Agreement, it is a condition to the Closing that the Share Issuance Resolution be approved by the First Majestic Shareholders. At the First Majestic Special Meeting, First Majestic Shareholders will be asked to consider the Share Issuance Resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting”, subject to such amendments, variations or additions as may be approved at the First Majestic Special Meeting, approving the issuance of First Majestic Common Shares under the Merger Agreement. Approval of the Share Issuance Resolution requires the affirmative vote of a simple majority of the votes cast in respect of the resolution of First Majestic Shareholders present in person or represented by proxy at the First Majestic Special Meeting.

Based on current information available to First Majestic, other than set out below no current Gatos Stockholder will immediately following the Transaction beneficially own, or exercise control or direction over, 10% or more of the outstanding First Majestic Common Shares, and the Transaction will not materially affect control of First Majestic:

Name	Anticipated Number of First Majestic Common Shares	Anticipated Ownership Percentage

Electrum(1)	56,111,158	11.7	%(2)

(1)	Refers to Electrum Silver US LLC and Electrum Silver US II LLC collectively.
(2)	Based on an aggregate of 479,012,353 First Majestic Common Shares outstanding following the Transaction, on a non-diluted basis.

The First Majestic Board recommends that First Majestic Shareholders vote FOR the Share Issuance Resolution. Unless otherwise specified in your proxy, the Management Designees named in your proxy intend to vote FOR the Share Issuance Resolution.

Record Date and First Majestic Shareholders Entitled to Vote

The First Majestic Board has fixed November 25, 2024 as the Record Date. If you held First Majestic Common Shares as at the close of business on November 25, 2024 you are entitled to receive notice of and vote your First

MANAGEMENT INFORMATION CIRCULAR	Page 37

General Information for the First Majestic Special Meeting

Majestic Common Shares at the First Majestic Special Meeting on January 14, 2025, or at a reconvened meeting if the First Majestic Special Meeting is postponed or adjourned. Each First Majestic Common Share carries one vote on each item to be voted on at the First Majestic Special Meeting. As of November 25, 2024, there were 301,863,851 First Majestic Common Shares issued and outstanding.

Quorum

A quorum for the transaction of business at the First Majestic Special Meeting, other than the election of a chair of the meeting and the adjournment of the meeting, is at least two persons present at the First Majestic Special Meeting, each holding or representing by proxy not less than 25% of the outstanding First Majestic Common Shares entitled to be voted at the First Majestic Special Meeting. If you submit a properly executed form of proxy you will be considered part of the quorum.

If a quorum is not present or if there are not sufficient votes for the approval of the Share Issuance Resolution, First Majestic expects that the First Majestic Special Meeting will be adjourned or postponed to solicit additional proxies. At any subsequent reconvening of the First Majestic Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the First Majestic Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the First Majestic Special Meeting – Adjournment or Postponement”.

Required Vote

The Transaction cannot close without First Majestic Shareholders approving the Share Issuance Resolution. Approval of the Share Issuance Resolution requires the affirmative vote of a simple majority of the votes cast in respect of the resolution by First Majestic Shareholders present in person or represented by proxy at the First Majestic Special Meeting.

Adjournment or Postponement

The Merger Agreement provides that First Majestic shall have the right, following consultation with Gatos, to make (and, if so requested by Gatos, shall be required to make) one or more successive postponements or adjournments of the First Majestic Special Meeting (of not more than 15 days individually) (i) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the First Majestic Board has determined in good faith is required to be filed and disseminated under applicable law; or (ii) if as of the time that the First Majestic Special Meeting is originally scheduled there are insufficient First Majestic Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the First Majestic Special Meeting.

Under the Merger Agreement, the First Majestic Special Meeting shall not be adjourned or postponed to a date that is more than 30 Business Days after the date for which the First Majestic Special Meeting was previously scheduled (without giving effect to any postponement).

At any subsequent reconvening of the First Majestic Special Meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the First Majestic Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting. See the section entitled “General Information for the First Majestic Special Meeting – Voting Instructions”.

Voting Securities and Principal Holders Thereof

The authorized share structure of First Majestic consists of an unlimited number of common shares without par value. As of the Record Date, there were 301,863,851 First Majestic Common Shares issued and outstanding.

To the knowledge of the directors and senior officers of First Majestic, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of First Majestic.

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RISK FACTORS

In addition to the other information contained in or incorporated by reference in this Management Information Circular, including the matters addressed in the section entitled “Information Contained in Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks in deciding whether to vote for the Share Issuance Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information contained in this Management Information Circular, including the documents incorporated by reference herein.

In addition, First Majestic’s and Gatos’ respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of First Majestic, in the First Majestic Annual Information Form for the year ended December 31, 2023 and its most recent Management Discussion & Analysis and, in the case of Gatos, in its Annual Report on Form 10-K for the year ended December 31, 2023, as amended by Amendment No. 1, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which are incorporated by reference into this Management Information Circular.

Risks Related to the Transaction

The Exchange Ratio is fixed and will not be adjusted in the event of any change in price of either First Majestic Common Shares or Gatos Common Stock.

At the Effective Time, each share of Gatos Common Stock that is outstanding immediately prior to the Effective Time (excluding Gatos Common Stock to be cancelled as described in the Merger Agreement) will be converted into the right to receive 2.55 First Majestic Common Shares. Because the Exchange Ratio is fixed, the value of the Merger Consideration will depend on the market price of First Majestic Common Shares at the Effective Time. The market prices of First Majestic Common Shares and Gatos Common Stock has fluctuated since the date of the announcement of the Transaction and are expected to continue to fluctuate from the date of this Management Information Circular until the Closing Date, which could occur a considerable amount of time after the date hereof. Changes in the price of First Majestic Common Shares and Gatos Common Stock may result from a variety of factors, including, among others, general market and economic conditions, changes in First Majestic’s and Gatos’ respective businesses, operations and prospects, risks inherent in their respective businesses, changes in market assessments of the likelihood that the proposed Transaction will be completed and/or the value that may be generated by the proposed Transaction and changes with respect to expectations regarding the timing of the proposed Transaction and regulatory considerations. Many of these factors are beyond Gatos’ and First Majestic’s control.

The Transaction is subject to various closing conditions, including regulatory and stockholder/shareholder approvals as well as other uncertainties, and there can be no assurances as to whether and when it may be completed.

Closing of the Transaction is subject to the satisfaction or waiver of a number of conditions specified in the Merger Agreement, and it is possible that such conditions may prevent, delay or otherwise materially adversely affect the completion of the Transaction. These conditions include, among other things: (1) receipt of the Gatos Stockholder Approval; (2) receipt of the First Majestic Shareholder Approval; (3) effectiveness of the Form F-4 in accordance with the provisions of the U.S. Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued and remaining in effect and no proceeding to that effect having been commenced or threatened; (4) the accuracy of representations and warranties under the Merger Agreement (subject to the materiality standards set forth in the Merger Agreement) and the performance of the parties’ obligations under the Merger Agreement in all material respects; (5) the absence of any adverse law or order prohibiting or making illegal the consummation of the Transaction; (6) receipt of approvals or clearances pursuant to Mexico’s Antitrust Law (see the section entitled “The Transaction Regulatory Approvals Required for the Transaction,” on page 70); (7) the First Majestic Common Shares issuable in the Merger having been approved for listing on the NYSE,

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Risk Factors

subject to official notice of issuance, and conditionally approved or authorized for listing on the TSX, subject to customary listing requirements; (8) absence of a material adverse effect since the signing of the Merger Agreement; and (9) receipt of an opinion from counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code.

The governmental authorities from which authorizations are required have broad discretion in administering the governing laws and regulations and may take into account various facts and circumstances in their consideration of the Transactions contemplated by the Merger Agreement. These governmental authorities may initiate proceedings or otherwise seek to prevent the Transaction. As a condition to the authorization of the Transactions contemplated by the Merger Agreement, these governmental authorities may also impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of First Majestic’s business after the combination of First Majestic and Gatos following receipt of final antitrust approval. The First Majestic Special Meeting may take place before the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Share Issuance Resolution is approved by the First Majestic Shareholders, First Majestic may not be required to seek further approval of the First Majestic Shareholders.

We cannot provide any assurance that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable), and, if all required consents and approvals are obtained and all closing conditions are satisfied (or waived, if applicable), we cannot provide any assurance as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the Transaction. Many of the conditions to completion of the Transaction are not within either Gatos’ or First Majestic’s control, and neither company can predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Transaction could cause First Majestic and/or the combined company not to realize some or all of the benefits that each expects to achieve if the Transaction is successfully completed within the expected timeframe and an extended timeframe could increase the chance that an adverse event occurs with respect to Gatos or First Majestic.

For more information, see the sections entitled “The Transaction – Regulatory Approvals Required for the Transaction” and “The Merger Agreement – Conditions to the Completion of the Merger” on pages 70 and 91, respectively.

After First Majestic’s combination with Gatos, First Majestic may fail to realize the projected benefits of the Transaction, which could adversely affect the value of First Majestic Common Shares.

First Majestic and Gatos have operated and, absent closing of the Merger, will continue to operate independently. The success of First Majestic’s combination with Gatos will depend, in part, on First Majestic’s ability to realize the anticipated benefits from combining the businesses of Gatos and First Majestic following the Merger, including operational and other synergies that we believe the combined company will achieve. The anticipated benefits of First Majestic’s combination with Gatos may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that we do not currently foresee. The integration process may result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Transaction that were not discovered in the course of performing due diligence. Coordinating certain aspects of the operations and personnel of First Majestic with Gatos after the combination of First Majestic and Gatos will involve operational, technological and personnel-related challenges. Additionally, the integration will require significant time and focus from management following the combination which may disrupt the business of the combined company. First Majestic’s production estimates and capital and operating cost estimates relating to the combined company following the Transaction are based on certain assumptions and are inherently subject to significant uncertainties. Actual results for the combined company may differ from current estimates and assumptions, and these differences may be material. Experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the combined company’s business, results of operations, financial condition and liquidity could be adversely impacted.

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Risk Factors

The announcement and pendency of the Transaction could adversely affect each of Gatos’ and First Majestic’s business, results of operations and financial condition.

The announcement and pendency of the Transaction could cause disruptions in and create uncertainty surrounding Gatos’ and First Majestic’s businesses, including affecting Gatos’ and First Majestic’s relationships with their respective existing suppliers and employees, which could have an adverse effect on Gatos’ or First Majestic’s business, results of operations and financial condition, regardless of whether the Transaction is completed. In particular, Gatos and First Majestic could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Transaction. The attention of Gatos’ and First Majestic’s respective management may be directed towards closing the Transaction, including obtaining required approvals and other Transaction-related considerations and may be diverted from the day-to-day business operations of Gatos and First Majestic and matters related to the Transaction may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Gatos and First Majestic. The Merger Agreement generally requires Gatos and First Majestic to conduct their respective business in all material respects in the ordinary course prior to the earlier of the termination of the Merger Agreement and the Effective Time. In addition, the Merger Agreement includes a variety of specified restrictions on the conduct of Gatos’ and First Majestic’s businesses, which, in the event the Merger Agreement is not earlier terminated, expire at the Effective Time. Gatos and First Majestic may find that these and other contractual restrictions in the Merger Agreement delay or prevent Gatos and First Majestic from making certain changes, or limit their ability to make certain changes, during such period, even if Gatos’ or First Majestic’s management, as applicable, believes that making such changes may be advisable. The pendency of the Transaction may also divert management’s attention and resources away from First Majestic’s and Gatos’ ongoing business and operations.

Gatos and First Majestic will each incur substantial transaction fees and costs in connection with the Transaction.

Gatos and First Majestic have incurred and expect to incur additional material, non-recurring expenses in connection with the Transaction, including costs relating to obtaining required approvals and, in the case of Gatos, compensation payments to its executives triggered by the change in control of Gatos as a result of the Transaction. Gatos and First Majestic have incurred significant financial services, accounting, tax, consulting and legal fees in connection with the process of negotiating and evaluating the terms of the Transaction. Additional significant, unanticipated costs may be incurred in the course of coordinating and combining the businesses of Gatos and First Majestic. Pursuant to the Merger Agreement certain costs relating to regulatory applications and the filing, printing and mailing of the Proxy Statement/Prospectus and this Management Information Circular will be shared, however all other costs incurred will be solely for the account of the party incurring them. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances, Gatos will be required to pay to First Majestic a $28.0 million termination payment. In addition to its own fees and expenses, if the Merger Agreement is terminated under other specified circumstances, First Majestic will be required to pay to Gatos a $46.0 million termination payment. For more information, see the section entitled “The Merger Agreement – Termination of the Merger Agreement”, “The Merger Agreement – Effect of Termination” and “The Merger Agreement – Expenses and Termination Fee” on pages 93, 94 and 94, respectively.

Significant demands will be placed on First Majestic as a result of the combination of the two companies.

As a result of the combination of First Majestic and Gatos, significant demands will be placed on the managerial, operational, and financial personnel and systems of First Majestic. First Majestic cannot assure you that its systems, procedures and controls will be adequate to support the expansion of operations following and resulting from the combination of the two companies. The future operating results of the combined company will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and expand its operational and financial controls and reporting systems in response to the Transaction.

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Risk Factors

The unaudited pro forma condensed combined financial information of First Majestic and Gatos is presented for illustrative purposes only and may not be indicative of the actual results of operations or financial condition of the combined company following the combination of First Majestic and Gatos.

The unaudited pro forma condensed combined financial information included in this Management Information Circular has been prepared using the consolidated historical financial statements of First Majestic and Gatos, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company after the combination of First Majestic and Gatos. In addition, the unaudited pro forma condensed combined financial information included in this Management Information Circular is based in part on certain assumptions regarding the Transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the combination of First Majestic and Gatos. Accordingly, the historical information incorporated by reference in this Management Information Circular and the unaudited pro forma condensed combined financial information included in this Management Information Circular does not necessarily represent the combined company’s results of operations and financial condition had Gatos and First Majestic operated as a combined entity during the periods presented, or of the combined company’s results of operations and financial condition after the combination of First Majestic and Gatos. The combined company’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the unaudited pro forma condensed combined financial information contained in this Management Information Circular, First Majestic has given effect to, among other items, the combination of First Majestic and Gatos and the payment of the Merger Consideration. The unaudited pro forma condensed combined financial information may not reflect all of the costs that may be incurred by Gatos and First Majestic in connection with the Transaction.

For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”, on page 97, including the notes thereto.

First Majestic or Gatos may waive one or more of the closing conditions without re-soliciting shareholder approval or stockholder approval, respectively.

Certain conditions to First Majestic’s and Gatos’ obligations, respectively, to close the Transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of First Majestic and Gatos. In the event that any such waiver does not require re-solicitation of First Majestic’s Shareholders or Gatos’ Stockholders or an amendment of this Management Information Circular or any re-solicitation of proxies or voting forms, as applicable, the parties will have the discretion to close the Transaction without seeking further approval of First Majestic Shareholders or Gatos Stockholders, as applicable.

The Fairness Opinions rendered to the First Majestic Board do not reflect changes in circumstances between the signing of the Merger Agreement and the Closing of the Transaction.

National Bank Financial and TD Securities were retained by First Majestic and the First Majestic Board, respectively, to provide financial advisory services in connection with the Transaction. In connection with their mandates, at a meeting of the First Majestic Board held on September 4, 2024, National Bank Financial and TD Securities provided oral opinions, which were subsequently confirmed in writing, that, as of the date thereof, and based upon and subject to the assumptions, limitations, qualifications and other matters stated therein, in the case of National Bank Financial, the Exchange Ratio is fair, and in the case of TD Securities the consideration to be paid was fair, in each case from a financial point of view, to First Majestic. The First Majestic Board has not obtained updated opinions from either National Bank Financial or TD Securities as of the date of this Management Information Circular. Changes in the operations and prospects of First Majestic or Gatos, general market and economic conditions, and other factors that may be beyond the control of First Majestic or Gatos, and on which the forecasts and assumptions used by National Bank Financial and TD Securities in connection with rendering of their opinions may have been based, may significantly alter the value of First Majestic or Gatos or the prices of

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Risk Factors

the First Majestic Common Shares or of the shares of Gatos Common Stock by the time the Transaction is completed. The Fairness Opinions do not speak as of the time the Transaction will be completed or as of any date other than the date of such opinions and the First Majestic Board does not anticipate asking its financial advisors to update such opinions.

For more information regarding the Fairness Opinions, see the sections entitled “The Transaction – National Bank Financial Fairness Opinion” and “The Transaction – TD Securities Fairness Opinion”.

Failure to complete the transactions contemplated by the Merger Agreement could negatively impact the price of First Majestic Common Shares, and First Majestic’s future business and financial results.

If the transactions contemplated by the Merger Agreement are not completed for any reason, First Majestic’s ongoing business may be materially and adversely affected and First Majestic would be subject to a number of risks, including, but not limited to, the following:

•

First Majestic may experience negative reactions from the financial markets, including negative impacts on trading prices of First Majestic Common Shares, and from First Majestic’s employees and suppliers; and

•	First Majestic will be required to pay Gatos a termination payment of $46.0 million if the Merger Agreement is terminated in certain circumstances.

In addition, First Majestic could be subject to litigation related to any failure to complete the Transaction or related to any proceeding to specifically enforce First Majestic’s performance obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect First Majestic’s business, financial condition, financial results and stock prices.

Except in specified circumstances, if the Effective Time has not occurred by the Outside Date, either Gatos or First Majestic may choose not to proceed with the Transaction.

Either Gatos or First Majestic may terminate the Merger Agreement if the Effective Time has not occurred by April 30, 2025 (i.e. the Outside Date); provided, that to the extent the condition to obtain Mexican antitrust clearance required to be obtained with respect to the Transaction has not been satisfied or waived on or prior to April 30, 2025, but all other conditions to Closing have been satisfied or, to the extent permitted or waived (except for those conditions that by their nature are to be satisfied at the Closing), the Outside Date will be automatically extended to May 31, 2025. However, this right to terminate the Merger Agreement will not be available to Gatos or First Majestic if such party has breached its obligations under the Merger Agreement and such breach has been the cause of the failure to consummate the Transaction on or before the Outside Date. For more information, see the section entitled “The Merger Agreement – Termination of the Merger Agreement”, on page 93.

Resales of First Majestic Common Shares following the Transaction may cause the market value of First Majestic Common Shares to decline.

Based on the number of shares of First Majestic Common Shares and shares of Gatos Common Stock outstanding or reserved for issuance as of November 25, 2024, and the number of Gatos Equity Awards expected to be issued by Gatos prior to the Effective Time of the Transaction, First Majestic expects to issue or reserve for issuance up to an aggregate of 190 million First Majestic Common Shares at the Effective Time in connection with the Transaction. The issuance of these new First Majestic Common Shares could have the effect of depressing the market value of First Majestic’s Common Shares. The increase in the number of First Majestic Common Shares may lead to sales of such First Majestic Common Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, First Majestic Common Shares. In addition, some Gatos Stockholders may decide not to continue to hold the First Majestic Common Shares they receive as a result of the Transaction, and any such sales of First Majestic Common Shares could have the effect of depressing their market price.

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Risk Factors

The market value of First Majestic Common Shares may decline as a result of the combination of First Majestic and Gatos.

The market value of First Majestic Common Shares may decline as a result of the combination of First Majestic and Gatos if, among other things, the combined company is unable to achieve the expected benefits of the Merger or if the transaction costs related to the Transaction are greater than expected. The market value of First Majestic Common Shares also may decline if the combined company does not achieve the perceived benefits of the combination as rapidly or to the extent anticipated by the market or if the effect of the Transaction on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, First Majestic Common Shares, regardless of First Majestic’s actual operating performance after the combination of First Majestic and Gatos.

Current First Majestic Shareholders and Gatos Stockholders will have a reduced ownership and voting interest after the Transaction and will have less input into the management of the combined company.

Based on the number of shares of First Majestic Common Shares and Gatos Common Stock outstanding or reserved for issuance as of November 25, 2024, and the number of Gatos Equity Awards expected to be issued prior to the Effective Time of the Transaction, First Majestic expects to issue or reserve for issuance up to an aggregate of 190 million First Majestic Common Shares at the Effective Time in connection with the Transaction. As a result, it is expected that, immediately after the Effective Time, holders of First Majestic Common Shares prior to the Effective Time will own approximately an aggregate of 62% of the First Majestic Common Shares on a fully-diluted basis upon closing of the Transaction. Consequently, current First Majestic Shareholders in the aggregate will have less input into the management and policies of the combined company than they currently have over the management and policies of First Majestic, and Gatos Common Stockholders in the aggregate will have significantly less input into the management and policies of the combined company than they currently have over the management and policies of Gatos.

Gatos and First Majestic have received demand letters and may be targets of legal claims, securities class actions, derivative lawsuits and other claims which could result in substantial costs and may delay or prevent the Transaction from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Gatos and First Majestic have received a number of demand letters alleging that the disclosures contained in the proxy statement/prospectus included in the Form F-4 were deficient and demanding that certain corrective disclosures be made (the “Demand Letters”). Gatos and First Majestic believe the claims asserted in the Demand Letters are without merit but cannot predict the outcome of any such matters. Lawsuits and additional demand letters arising out of the Transaction may also be filed or received in the future. The outcome of any such demands and complaints and any litigation ensuing from such demands and complaints cannot be assured, including the amount of fees and costs associated with defending these claims or any other liabilities that may be incurred in connection therewith. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transaction, then that injunction may delay or prevent the Transaction from being completed.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders and third parties due to the combination of First Majestic’s business and Gatos’ business. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

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Risk Factors

The IRS may not agree that First Majestic should be treated as a foreign corporation for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized under the laws of the United States, any state thereof or the District of Columbia. Accordingly, under generally applicable United States federal income tax rules, First Majestic, which is organized under the laws of British Columbia, would generally be classified as a non-U.S. corporation. However, Section 7874 of the Code and the Treasury Regulations promulgated thereunder contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes (or to be subject to certain other adverse tax consequences). Based on the percentage of outstanding First Majestic Common Shares that is expected to be owned by former Gatos Stockholders immediately after the Merger, First Majestic believes that it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder immediately following the Merger. There can be no assurance, however, that the IRS will not take a contrary position or that the relevant U.S. federal income tax law will not be changed (possibly with retroactive effect) in a manner that would result in a contrary conclusion. If it were determined that First Majestic is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, First Majestic could be subject to substantial U.S. tax liability and its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends.

First Majestic and Gatos may have difficulty attracting, motivating and retaining executives and other key employees in light of the combination of First Majestic and Gatos.

First Majestic’s success after closing the Transaction will depend in part on the ability of First Majestic to retain key executives and other employees with critical skills and knowledge, which are crucial for the combined company to achieve key milestones and synergy realization. Uncertainty about the effect of the Transaction on First Majestic and Gatos employees may have an adverse effect on each of First Majestic and Gatos separately and consequently, on the combined company. This uncertainty may impair First Majestic’s and/or Gatos’ ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Transaction, as employees of First Majestic and Gatos may experience uncertainty about their future roles in the combined company.

Furthermore, if key employees of First Majestic or Gatos depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, First Majestic may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the Transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that First Majestic and Gatos have been able to attract or retain employees in the past.

The Merger Agreement contains provisions that make it more difficult for First Majestic and Gatos to pursue alternatives to the Transaction.

The Merger Agreement contains provisions that make it difficult for First Majestic to sell its business during the Interim Period and more difficult for Gatos to sell its business to a party other than First Majestic. These provisions include a general prohibition on each party soliciting any competing proposal, subject to limited exceptions. Further, there are only limited circumstances in which a party may terminate the Merger Agreement to accept a competing proposal and limited exceptions to its agreement that its board of directors will not withdraw or modify its recommendation in a manner adverse to the Transaction. See “The Merger Agreement – Agreement Not to Solicit Other Offers” and “The Merger Agreement – Termination of the Merger Agreement,” on pages 82 and 93, respectively.

The parties believe these provisions are reasonable, customary and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Gatos or First Majestic from considering or proposing an alternative proposal.

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Risk Factors

If a Competing Proposal to acquire Gatos or First Majestic is made, consummation of the Transaction may be delayed or impeded.

If a Competing Proposal to acquire Gatos or First Majestic is made, the attention of Gatos’ and First Majestic’s respective management teams may be diverted away from the Transaction, which may delay or impede consummation of the Transaction. Matters related to such Competing Proposal, including any potential related litigation, may require commitments of time and resources of both parties and their respective representatives, which could otherwise have been devoted to consummating the Transaction.

Risks Related to the combined company

Risks Related to First Majestic’s Business

First Majestic Shareholders should read and consider the risk factors specific to First Majestic’s business that will also affect the combined company after the completion of the Transaction. These risks are described in the First Majestic AIF Form, First Majestic’s most recent Management’s Discussion & Analysis, and in other documents that are incorporated by reference in this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular and “Appendix H – Information Concerning First Majestic Silver Corp.”.

Risks Related to Gatos’ Business

First Majestic Shareholders should read and consider the risk factors specific to Gatos’ business that will also affect the combined company after the completion of the Transaction. These risks are described in Gatos’ Annual Report on Form 10-K for the year ended December 31, 2023, as amended by Amendment No. 1, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference in this Management Information Circular, and in other documents that are incorporated by reference in this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular and “Appendix G – Information Concerning Gatos Silver, Ltd.”.

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INFORMATION ABOUT FIRST MAJESTIC, MERGER SUB, GATOS, AND THE COMBINED COMPANY

First Majestic Silver Corp.

First Majestic is a company existing under the Business Corporations Act (British Columbia). It is in the business of the production, development and exploration and acquisition of mineral properties, with a focus on silver and gold production in Mexico and the United States. Specifically, First Majestic owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine, all located in Mexico, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A. First Majestic is a primary silver producer with approximately 42% of its revenue in 2023 from the sale of silver and approximately 58% of its revenue in 2023 from the sale of gold.

For additional information about First Majestic, see the section entitled “Additional Information” on page 116 and “Appendix H – Information Concerning First Majestic Silver Corp.”.

Ocelot Transaction Corporation

Merger Sub is a Delaware corporation and a direct, wholly-owned subsidiary of First Majestic which was formed solely for the purpose of facilitating the transactions contemplated by the Merger Agreement. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the Merger Agreement. By operation of the Merger, Merger Sub will merge with and into Gatos. As a result, immediately following the Merger, Gatos will survive as a direct, wholly-owned subsidiary of First Majestic.

Merger Sub’s registered office is located at 838 Walker Road Suite 21-2, Dover, County of Kent, Delaware, 19904, U.S.A.

Gatos Silver, Inc.

Gatos is a Canadian-headquartered, Delaware-incorporated silver dominant exploration, development and production company that discovered a new silver and zinc-rich mineral district in southern Chihuahua State, Mexico. As a 70% owner of the Los Gatos Joint Venture (the “LGJV”), Gatos is primarily focused on operating the Cerro Los Gatos mine and on growth and development of the Los Gatos district, located in Chihuahua, Mexico (the “LGD”). The LGD is comprised of approximately 103,000 hectares of land, consisting of multiple mineralized zones. Two of the identified mineralized zones, Cerro Los Gatos and Esther, have reported mineral resources. The deposits in the LGD are characterized by predominantly silver-lead-zinc epithermal mineralization.

For additional information about Gatos, see the section entitled “Appendix G – Information Concerning Gatos Silver, Ltd.”.

Information Concerning the Combined Company

Upon completion of the Transaction, Gatos will be a wholly-owned subsidiary of First Majestic, Gatos will cease to be a reporting issuer and the Gatos Common Stock will be delisted from the TSX and the NYSE. For additional information about the Combined Company, see “Appendix I – Information Concerning the Combined Company”.

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This section of this Management Information Circular describes the various aspects of the Transaction and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire Management Information Circular and the documents incorporated by reference in this Management Information Circular, including the full text of the Merger Agreement, a copy of which is attached to this Management Information Circular as “Appendix B – Merger Agreement”, for a more complete understanding of the Transaction. In addition, important business and financial information about each of First Majestic and Gatos is included in or incorporated by reference in this Management Information Circular. For a list of the documents incorporated by reference in this Management Information Circular, see the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference”.

Transaction Structure

Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Gatos with Gatos surviving the Merger as a wholly-owned subsidiary of First Majestic. The terms and conditions of the Transaction are contained in the Merger Agreement, which is described in this Management Information Circular and attached to this Management Information Circular as “Appendix B – Merger Agreement”. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Transaction. All descriptions and summaries in this Management Information Circular of the terms and conditions of the Transaction are qualified in their entirety by reference to the full text of the Merger Agreement.

Merger Consideration

Under the Merger Agreement, at the Effective Time, each share of Gatos Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive 2.55 validly issued, fully paid and non-assessable First Majestic Common Shares (subject to the terms of the Merger Agreement with respect to dividends and distributions and fractional shares).

The Merger Agreement does not contain any provision that would adjust the Exchange Ratio based on fluctuations in the market value of either company’s shares. Because of this, the implied value of the consideration to Gatos Stockholders will fluctuate between now and the completion of the Merger and will depend on the market value of First Majestic Common Shares at the time the Merger is completed.

The Merger Consideration will be adjusted appropriately, without duplication, in the event of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Gatos Common Stock or First Majestic Common Shares prior to the Effective Time, to proportionately reflect such change.

Fractional shares will not be issued in accordance with the Merger. Any Gatos Stockholder that would have received a fractional First Majestic Common Share based on the Exchange Ratio above (after aggregating all Gatos Common Stock held by such Gatos Stockholder), will instead receive an amount in cash equal to the product of such fractional part, multiplied by the volume-weighted average trading price of First Majestic Common Shares for the five trading days preceding the date of the completion of the Merger.

For more detailed information, see the sections entitled “The Merger Agreement – Effects of the Merger on Gatos Common Stock; Merger Consideration” and “The Merger Agreement – Treatment of Gatos Equity Awards” on pages 74 and 74, respectively.

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Background of the Transaction

The terms of the Merger are the result of arm’s length negotiations between Gatos and First Majestic. The following is a summary of the events leading up to the agreement to merge and the key meetings, negotiations, discussions and actions by and between Gatos and First Majestic and their respective advisors that preceded the public announcement of the Merger. The description of events relating to Gatos only have been provided by Gatos. First Majestic was not aware at the relevant times of all meetings, negotiations, discussions and other actions undertaken by Gatos that did not involve First Majestic.

First Majestic regularly considers business and strategic opportunities in the precious metals mining sector with the objective of maximizing shareholder value in a manner consistent with the best interests of the company. In March 2024, during its regular evaluation of potential acquisitions, divestitures, or strategic opportunities in the industry, First Majestic management identified Gatos as a potentially attractive acquisition opportunity for First Majestic.

As part of its regular strategic assessment process, on November 2, 2023, the Gatos Board met to discuss Gatos’ long-term strategy. During that meeting, the Gatos Board together with Gatos’ senior management, assessed both current and projected performance of Gatos’ business. In the context of that assessment, the Gatos Board considered the Cerro Los Gatos mine, the LGJV’s and Gatos’ mineral reserves and resources, the exploration potential in the Los Gatos district, the LGJV’s and Gatos’ financial condition and the challenges of continuing to operate as a single-asset silver mining company in Mexico, including geographic and commodity risks. The Gatos Board also considered organic and other growth opportunities, including potential acquisitions, sales or business combinations with third parties. Gatos’ senior management team discussed with the Gatos Board its efforts to monitor opportunities with other market participants in the ordinary course of its business, including informal and high-level interactions with third parties regarding potential strategic transactions. At this meeting, the Gatos Board authorized management to, in addition to pursuing its strategy of expanding and optimizing Gatos’ current assets, further evaluate potential strategic transactions available to Gatos and, in consultation with members of the Gatos Board, to consider and engage financial advisors to assist in this effort.

Following this meeting, in November and December 2023, Gatos, including members of the Gatos Board, engaged in confidential discussions and meetings with several potential financial advisors to assist in Gatos’ consideration of strategic alternatives. Following this exercise, Gatos determined to engage BofA Securities as Gatos’ financial advisor. Gatos selected BofA Securities to assist with Gatos’ evaluation of strategic opportunities, including continuing to operate on a stand-alone basis, based on, BofA Securities’ reputation in the investment community, its experience and knowledge of the metals and mining industry, its familiarity with Gatos and its business and its experience in advising companies in mergers and acquisitions, among other factors. Gatos and BofA Securities executed an engagement letter on January 7, 2024 to formally engage BofA Securities as the Gatos’ Board’s financial advisor.

On January 15, 2024 and January 16, 2024, members of Gatos management and representatives of BofA Securities held meetings to discuss potential strategic alternatives, review potential counterparties and begin to outline an appropriate process for Gatos to consider strategic alternatives. Gatos’ senior management team subsequently worked with BofA Securities to prepare for further meetings with the Gatos Board at which such strategic options would be explored. Additionally, during January and February 2024, members of Gatos’ senior management team engaged in preliminary discussions with several parties regarding potential opportunities that Gatos could pursue with such parties, but such discussions were informal and preliminary in nature and no proposals were developed as a result of such discussions. In February 2024, Gatos engaged White & Case to act as its U.S. legal counsel and McCarthy Tetrault as its Canadian legal counsel in connection with Gatos’ review of strategic alternatives.

On February 20, 2024, the Gatos Board held a regular board meeting. As part of this meeting, the Gatos Board discussed with Gatos’ management team and with representatives of BofA Securities the business and financial condition of Gatos, including its recent stock price performance, and various strategic options available to Gatos, including continuing to operate on a stand-alone basis, strategic acquisitions, or a potential sale, merger or other

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similar transaction. The Gatos Board discussed with management and representatives of BofA Securities the parameters of a potential process to solicit interest in a strategic transaction with Gatos, potential counterparties to a transaction and potential alternatives that could be considered. Members of Gatos’ management and the Gatos Board, with the assistance of BofA Securities, identified a number of parties that would be likely to have strategic interest in Gatos, based on both perceived interest and likelihood to transact. The Gatos Board did not make any determination at this meeting that a business combination transaction would be the optimal strategic opportunity for Gatos, but determined to commence a process to consider such opportunities and authorized management, with the assistance of its advisors including BofA Securities, to commence an outreach process to solicit interest from the identified potential counterparties. Some of the identified potential counterparties were considered merger of equals partners because of their similar market capitalization relative to Gatos. Additionally, the Gatos Board formally ratified the engagement of BofA Securities as exclusive financial advisor for this purpose. Over the course of the following weeks, members of Gatos’ senior management worked with BofA Securities to prepare relevant materials necessary for the phased strategic process, including preparation of due diligence materials and customary confidential marketing materials for Phase 1 of the process which would be to solicit non-binding indications of interest from select counterparties.

Between February 26, 2024 and May 2, 2024, BofA Securities, at the direction of Gatos, was in contact with thirteen potential counterparties, including First Majestic, to gauge their interest in a potential transaction. During this time, representatives of White & Case and members of Gatos’ senior management team negotiated the terms of confidentiality agreements, initially with nine parties who indicated to BofA Securities their interest in exploring a strategic transaction, and subsequently with an additional two counterparties. First Majestic and Gatos entered into a confidentiality agreement on March 11, 2024. Each of the confidentiality agreements included customary standstill provisions ranging from 12 to 18 months in duration and each of the standstill provisions allowed the counterparty to make private proposals to the Gatos Board. The standstill provisions expired if either (i) Gatos announced that it had entered into an agreement with a third party for a transaction involving the acquisition of a majority of Gatos’ voting equity securities or a sale of all or substantially all of its consolidated assets or (ii) Gatos recommended acceptance of a third-party tender or exchange offer for a majority of Gatos’ voting equity securities. Most of the confidentiality agreements contained confidentiality and standstill provisions that bound only the counterparty. The confidentiality agreements with potential merger of equal counterparties, however, were mutual in light of the potential that such a transaction would be structured as a merger of equals.

Beginning on March 20, 2024, the potential counterparties that signed confidentiality agreements, including First Majestic, were provided access to a Phase 1 data room containing non-public financial information on Gatos and a confidential information packet, including financial and technical data. Based on this access, First Majestic commenced due diligence on Gatos and its business and properties. Additionally, each party to a confidentiality agreement as part of the Phase 1 diligence process was offered an opportunity to meet with senior management of Gatos for an executive session as part of their initial due diligence investigation. Six counterparties, including First Majestic and Company A (defined below) availed themselves of this opportunity and participated in such executive sessions at various times during their Phase 1 diligence efforts, but primarily during April and May 2024. During these executive sessions, Mr. Dale Andres, Chief Executive Officer of Gatos, Mr. Anthony Scott, Senior Vice President of Corporate Development and Technical Services of Gatos and Mr. André van Niekerk, Chief Financial Officer of Gatos, and other members of the Gatos senior management team, made presentations and answered questions regarding various matters including operational information, a life-of-mine business model, exploration opportunities and Gatos’ financial position.

Beginning on April 5, 2024, BofA Securities, at the direction of Gatos, delivered to the potential counterparties (including First Majestic) who had executed confidentiality agreements and continued participating in the process, a letter requesting that initial non-binding indications of interest in a potential merger with or acquisition of Gatos be submitted to BofA Securities on behalf of Gatos, by May 8, 2024 and providing access to a virtual data room to those parties.

On April 15, 2024, Gatos delivered to Dowa Metals and Mining Co., Ltd. (“Dowa”), Gatos’ joint venture partner, a confidentiality agreement in advance of Gatos discussing with Dowa, among other things, the fact that Gatos was exploring strategic alternatives that could include a merger transaction. The confidentiality agreement was subsequently executed on April 17, 2024.

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On April 29, 2024, First Majestic retained National Bank Financial as its financial advisor in connection with a possible transaction involving the direct or indirect acquisition or other business combination involving Gatos. On or about the same time, First Majestic engaged Bennett Jones LLP (“Bennett Jones”) and Dorsey & Whitney LLP (“Dorsey”) as its legal advisors in connection with a potential transaction with Gatos.

On May 2, 2024, the Gatos Board met for a regular board meeting. During the meeting the Gatos Board discussed operational, financial and strategic matters unrelated to a potential transaction. In addition, Mr. Andres provided the Gatos Board with an update on the ongoing process and discussions with potential strategic counterparties for Gatos.

In late April and early May two additional parties executed confidentiality agreements with Gatos were granted access to the Phase 1 virtual data room and were requested to make non-binding indications of interest as soon as possible due to their late entry into the Phase 1 process.

During the period March 11, 2024 to May 7, 2024 First Majestic and its professional advisors conducted certain preliminary due diligence regarding Gatos and its properties.

On May 7, 2024, First Majestic delivered a non-binding indication of interest to Gatos (the ”First Majestic NBIO”) to acquire all of the outstanding shares of Gatos Common Stock for a fixed exchange ratio of 1.789 First Majestic Common Shares for each share of Gatos Common Stock. The First Majestic NBIO implied a price of $12.25 per share of Gatos Common Stock based on the five-day VWAP of Gatos Common Stock and First Majestic Common Shares on the NYSE. Additionally, the First Majestic NBIO indicated that upon completion of the proposed transaction, Gatos would own approximately 31% of the issued and outstanding common shares of the combined entity following the Merger. The First Majestic NBIO also set forth key non-financial terms of the proposed transaction, including transaction structure, governance of the combined companies by First Majestic’s senior management team and First Majestic Board, and remaining due diligence.

On May 8, 2024, Gatos received a non-binding indication of interest from a strategic counterparty (“Company A”) (the ”Company A NBIO”) to acquire all of the outstanding shares of Gatos Common Stock for a fixed exchange ratio of Company A common stock for each share of Gatos Common Stock. The Company A NBIO stated that its proposal implied a price of $11.66 per Gatos Common Stock based on Company A’s closing share price on May 7, 2024. The Company A NBIO also set forth key non-financial terms of the proposed transaction, including transaction structure, collaborative governance of the combined companies and additional diligence requirements.

During the period leading up to May 8, 2024, BofA Securities also received feedback from five other potential bidders that had executed confidentiality agreements with Gatos up to that date. These bidders indicated that they chose not to pursue a transaction with Gatos for various reasons, including that when reviewing anticipated valuations for Gatos, the bidders expected they would not be competitive based on market conditions, inopportune timing in light of other important priorities for such bidders, reluctance to participate in a competitive process and/or lack of strategic fit.

On May 14, 2024, the Gatos Board convened a special meeting to discuss the ongoing process to consider potential strategic transactions with a focus on the non-binding indications of interest received from First Majestic and Company A. Members of Gatos’ senior management team and representatives of BofA Securities were also present at this meeting. Gatos’ senior management team provided an update on the Phase 1 process of soliciting indications of interest in potential strategic transactions and representatives of BofA Securities described the First Majestic NBIO and Company A NBIO, including background information about both bidders and a financial analysis of each proposal. The Gatos Board discussed with BofA Securities the efforts undertaken by the potential bidders and relative merits of the proposals received. BofA Securities noted that there continued to be four additional potential bidders, two of whom had signed confidentiality agreements at that time, that were potentially interested and with whom discussions were ongoing. The Gatos Board did not determine whether either of the two existing proposals was acceptable and asked Gatos’ management team and BofA Securities to continue to the next stage of the process with Company A and First Majestic while also continuing to work with the other four bidders who were undertaking diligence and reviewing confidentiality agreements as part of an

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extended Phase 1 process and that might ultimately propose a strategic transaction. All of such parties would ultimately execute confidentiality agreements with Gatos but each declined to make any proposal for reasons similar to those identified by the other potential bidders who declined to make proposals.

On May 15, 2024, representatives of BofA Securities, following the mandate from the Gatos Board, made telephone calls to representatives of each of First Majestic and Company A to invite them to proceed to the next phase in the process. During these calls, the representatives of BofA Securities described the anticipated parameters and timing of the next phase, including that the potential bidders would have an opportunity for access to more detailed non-public information in the Phase 2 data room and customary question and answer process, the possibility of a site visit to the Cerro Los Gatos mine, and a preliminary discussion with Electrum. BofA Securities also informed both First Majestic and Company A of the need for reciprocal due diligence by Gatos, and both parties confirmed a reciprocal data room would be made available to Gatos.

On May 23, 2024, Gatos provided Company A and First Majestic access to expanded diligence materials in the data room which included material in response to diligence requests received from Company A and First Majestic and their representatives. Between May 23, 2024 and July 29, 2024, there were several due diligence sessions held between representatives of Gatos and Company A with respect to each other.

During the period from May 23, 2024 to July 29, 2024 First Majestic and its professional advisors continued with detailed technical, financial, legal and tax due diligence investigations regarding Gatos and its properties.

At a board meeting of First Majestic on May 23, 2024, First Majestic’s management provided a briefing to the First Majestic Board regarding the potential strategic transaction with Gatos. Management also informed the First Majestic Board that Gatos’ financial advisor, BofA Securities had notified First Majestic that it had been successful in being moved to the second phase of discussions, along with an unknown number of other interested parties. The First Majestic Board was supportive of the potential transaction and authorized management to continue with the process.

On May 24, 2024, Gatos was initially provided with access to non-public information about Company A to facilitate its due diligence review of Company A. The existing confidentiality agreement with Company A contained mutual confidentiality and standstill obligations.

During previous discussions with potential bidders, First Majestic and Company A had expressed a desire to meet with Electrum to gauge Electrum’s support for a potential transaction in light of Electrum’s significant ownership position in Gatos. On May 24, 2024, Mr. Andres, together with representatives of BofA Securities, met with Mr. Ali Erfan, a director of Gatos and Co-Vice Chairman of Electrum to inform Mr. Erfan of the status of the discussions with potential bidders for Gatos. Gatos and White & Case anticipated that in light of Electrum’s ownership position, potential bidders would not only want to speak with Electrum, but that Electrum would also be asked to enter into a customary voting and support agreement in connection with any transaction the Gatos Board might ultimately determine to approve. In preparation for such expected discussions with Electrum, Gatos and Electrum entered into a customary confidentiality agreement on May 28, 2024 to facilitate discussions among Gatos and Electrum regarding the proposals received by Gatos and a potential voting and support agreement that Electrum might be asked to execute in connection with a potential transaction. This confidentiality agreement supplemented the existing confidentiality provisions contained in the Shareholders Agreement, dated October 30, 2020, by and among Gatos, Electrum Silver US LLC, Electrum Silver US II LLC, Tigris Financial Group Ltd., GRAT Holdings LLC, Manual Capital Management LLC, and the Municipal Employees’ Retirement System of Michigan. The representatives of Electrum expressed to Mr. Andres that in any such discussions they would intend to be supportive of the process undertaken by Gatos to consider strategic alternatives and would remain impartial as between the proposals.

On May 30, 2024, at the request of Gatos, representatives of BofA Securities and each of First Majestic and Company A separately met with representatives of Electrum to discuss each other’s businesses, the broader silver market and the potential transaction between Gatos and each of the two counterparties.

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In early June 2024, Gatos requested that BofA Securities deliver a customary relationship disclosure and BofA Securities delivered such disclosure to Gatos on June 6, 2024. Gatos did not identify any potential or actual conflicts that would affect the ability of BofA Securities to fulfill its responsibilities as Gatos’ financial advisor.

In light of the fact that the First Majestic NBIO involved a share exchange transaction, and to facilitate necessary due diligence by Gatos with respect to First Majestic, in early June 2024 representatives of White & Case and First Majestic engaged in negotiations to amend the existing confidentiality agreement with First Majestic so that it would contain mutual confidentiality and standstill obligations. On June 7, 2024, Gatos and First Majestic amended and restated their confidentiality agreement to allow for the exchange of information from First Majestic to Gatos. On June 11, 2024, Gatos was initially provided with access to non-public information about First Majestic to facilitate its due diligence review of First Majestic.

During June 2024, representatives of each of First Majestic and Company A conducted customary site visit due diligence with respect to Gatos’ Cerro Los Gatos mine, including with respect to the underground mine, processing plant, exploration activities, tailings storage facility, surface infrastructure and relationships with the local community. Additionally, members of Gatos’ senior management team and management from the Cerro Los Gatos mine conducted customary site visit due diligence with respect to the mining operations of Company A. The respective management teams of each of First Majestic and Gatos engaged in numerous diligence sessions regarding legal, financial and operational issues during the June to August 2024 time frame and similar due diligence sessions occurred between the management teams of Gatos and Company A.

On June 27, 2024, in accordance with the mandate previously provided by the Gatos Board, BofA Securities delivered second round process letters to First Majestic and Company A. The letters outlined the procedures for submitting a revised proposal for a potential strategic transaction with Gatos by July 29, 2024 and provided access to a more comprehensive virtual data room. The letters explained that during July 2024 Gatos would provide a draft merger agreement and requested that the parties submit comments on the draft merger agreement to White & Case by July 22, 2024. On July 1, 2024, Mr. Andres provided the Gatos Board with a written update regarding the process.

On July 6, 2024, Gatos sent to Electrum an initial draft of a customary voting and support agreement to be entered into between Electrum and a successful bidder, pursuant to which, among other things, Electrum would agree to vote all of its shares of Gatos Common Stock in favour of any transaction approved by the Gatos Board. In subsequent conversations between Gatos and Electrum the parties determined to not include reference to a voting and support agreement with Electrum in the documents to be made available to bidders at that time and to, instead, wait to see if any bidders requested such an agreement from Electrum.

On July 10, 2024, representatives of BofA Securities, at the direction of Gatos, sent the two counterparties a draft of the Merger Agreement.

On July 18, 2024, a draft of the Gatos disclosure schedules was delivered to each of Company A and First Majestic.

On July 22, 2024, management of First Majestic provided the First Majestic Board with an update on the status of the proposed transaction.

On July 22, 2024, representatives of Company A and First Majestic’s legal counsel provided initial mark-ups of the draft Merger Agreement to White & Case. First Majestic’s markup reflected a number of changes to the draft Merger Agreement delivered to First Majestic including: requiring that Electrum and Gatos’ directors and officers enter into voting and support agreements requiring them to vote in favour of the proposed transaction; the removal of a provision that would require the payment of cash consideration in lieu of the issuance of fractional First Majestic Common Shares; the addition of a closing condition requiring that a voting and support agreement from Electrum would continue to be in full force and effect; the addition or expansion of representations and warranties of Gatos; the addition or expansion of interim operating covenants restricting Gatos operations between signing and closing; changes to the no-shop and exclusivity provisions including the addition of a

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“force-the-vote” provision which only applied to Gatos and prohibited Gatos from terminating the Merger Agreement if the Gatos Board were to change its recommendation and would force Gatos to submit the proposed transaction to Gatos Stockholders for approval in such circumstances; rejection of the “hell or high water” efforts provision with respect to antitrust approvals; changes that would make the Transaction contingent on the absence of any claim by Dowa that the proposed transaction required the consent of Dowa; proposed reciprocal termination fees of $40 million payable by Gatos and First Majestic, respectively, if the Transaction was terminated for certain reasons; and proposed a $3 million expense reimbursement payable by Gatos if Gatos Stockholders did not approve the proposed transaction. The Company A markup also reflected a number of changes to the draft Merger Agreement delivered to Company A including: requiring that Electrum and Gatos’ directors and officers and certain other stockholders enter into voting and support agreements requiring them to vote in favour of the proposed transaction at a meeting of Gatos’ Stockholders; the expansion of certain closing conditions; the addition or expansion of Gatos’ representations and warranties and interim operating covenants restricting Gatos operations between signing and closing; changes to the definition of “material adverse effect” that would make it more likely Gatos could experience a material adverse effect; rejection of the “hell or high water” efforts provision with respect to antitrust approvals; and proposed reciprocal termination fees of 3% of the equity value of Gatos payable by Gatos and Company A, respectively, if the Transaction were terminated for certain reasons.

On July 24, 2024, First Majestic’s management met with the First Majestic Board to provide an analysis of the proposed Transaction, including the terms of First Majestic’s proposed offer, financial analysis of the pro forma entity, proposed transaction structure, tax considerations, technical, operational and risk analysis, and due diligence considerations, including diligence outstanding items pending resolution. During the meeting the First Majestic Board received a presentation from National Bank Financial including an analysis of the proposed merger consideration and proposed exchange ratio. Bennett Jones provided an analysis of the key terms of the draft Merger Agreement and the changes that First Majestic proposed making as compared to the version initially provided by BofA Securities with the second-round process letters. Bennett Jones and First Majestic’s Mexican counsel then discussed the results of their due diligence to date on Gatos and its business and identified key items for the First Majestic Board. Following these presentations and discussions the First Majestic Board approved the submission of First Majestic’s Phase 2 offer, which proposed an exchange ratio of 2.413 First Majestic Common Shares for each share of Gatos Common Stock.

On July 26, 2024, representatives of White & Case met with legal counsel to Company A and First Majestic, respectively, to provide feedback on their mark-ups of the draft merger agreement. Discussions primarily focused on the treatment of fractional shares in the Merger, scope of representations and warranties, the scope of interim operating covenants applicable to each of the parties, closing conditions, the no-shop provisions including First Majestic’s request for a “force the vote” provision, the efforts required to obtain antitrust approvals and the size of termination fees payable by each party and the circumstances under which such fees would be payable, including First Majestic’s request for a $3 million expense reimbursement if Gatos’ stockholders did not approve the proposed transaction. Counsel to First Majestic indicated during the call that it was unlikely to alter its markup of the draft merger agreement in advance of the impending deadline for the submission of second round offers but would continue to discuss the issues raised during the call if Gatos determined to continue discussions with First Majestic.

On July 29, 2024, Gatos received revised proposals from each of Company A and First Majestic. Company A submitted a written proposal to acquire all of the outstanding common stock of Gatos in a stock-for-stock transaction with a fixed exchange ratio of shares in Company A for each share of Gatos Common Stock. The Company A proposal indicated that it implied a price of $12.80 per share of Gatos Common Stock. The revised Company A proposal proposed a governance structure whereby the combined entity would have an eight-member board of directors, three of whom would be Gatos nominees. Company A also required that Electrum and all of Gatos’ directors and executive officers would enter into customary voting and support agreements contemporaneous with execution of a merger agreement. Additionally, Company A submitted a revised draft of a merger agreement which reflected certain improvements from Gatos’ perspective. First Majestic submitted a written proposal to acquire all of the outstanding stock of Gatos in a stock-for-stock transaction with a fixed exchange ratio of 2.413 shares in First Majestic for each share of Gatos. The First Majestic proposal implied a

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price of $14.08 per Gatos share based on the 30-day VWAP share price of Gatos Common Stock and First Majestic Common Shares. Additionally, the First Majestic proposal indicated that it would result in the Gatos Stockholders owning approximately 37% of the combined company. The revised proposal noted that First Majestic had the ability to appoint an additional member to the First Majestic Board and was receptive to considering a proposed director nominee suggested by Gatos. It also noted that First Majestic anticipated terminating the chief executive officer and chief financial officer of Gatos immediately following the closing of the transaction. The First Majestic proposal also required that major shareholders and Gatos’ directors and officers would enter into customary voting and support agreements contemporaneous with execution of a merger agreement and requested an introductory meeting with Dowa. First Majestic declined to amend its markup of the draft Merger Agreement at that time.

Following submission of its proposal to Gatos on July 29, 2024 until execution of the Merger Agreement on September 5, 2024 First Majestic and its professional advisors continued to conduct follow-up due diligence on outstanding matters.

On July 31, 2024, in anticipation of an upcoming Gatos Board meeting following receipt of the revised proposals from Company A and First Majestic, BofA Securities provided to Gatos an update to its customary relationship disclosures. Gatos did not identify any potential or actual conflicts in such updated disclosure that would affect the ability of BofA Securities to fulfill its responsibilities as Gatos’ financial advisor.

On August 1, 2024, the Gatos Board held a regular meeting with members of Gatos management and representatives of White & Case and BofA Securities in attendance, which included the receipt of an update from Gatos management and BofA Securities with respect to the ongoing strategic alternatives process and review of the revised proposals received from First Majestic and Company A. BofA Securities provided the Gatos Board with an update of the overall process and noted that, in addition to First Majestic and Company A, two additional parties continued to have access to the data room but, based on recent conversations, appeared unlikely to submit indicative proposals at that time or within the process timeframe. At the request of the Gatos Board, representatives of BofA Securities then presented an overview of each of the potential counterparties, including their share performance and trading histories, historical financial information, net asset values and operating metrics and certain projections provided by each of the bidders relating to their operational and financial performance. The Gatos Board discussed the due diligence process and the relative terms of the proposals. Mr. Bodley provided an update to the Gatos Board regarding the markups of the merger agreement received from each of First Majestic and Company A and described the material issues raised in such markups. Representatives of BofA Securities noted for the Gatos Board the expected timeline set by Gatos senior management going forward. A representative of White & Case provided a review of the Gatos Board’s fiduciary duties. Additionally, the representative of White & Case noted that it would be expected that bidders would seek to enter into a customary voting and support agreement with Electrum in connection with any potential transaction and that it was important to consider whether the Gatos Board should approve Electrum negotiating and entering into such an agreement, which the Gatos Board then approved.

Also, during the meeting, the Gatos Board discussed with representatives of White & Case whether to formally establish a Gatos Special Committee of directors. The Gatos Board considered the fact that both proposals required Electrum to enter into a voting and support agreement, the fact that Electrum would be a significant minority stockholder in the combined entity following completion of either transaction and the possibility that First Majestic or Company A could request additional discussions with Electrum regarding Electrum’s ownership of shares after the completion of any transaction, including potential lock-up arrangements. The Gatos Board was also aware that Electrum had highlighted from time to time the limited liquidity of Gatos’ shares, including in light of Electrum’s inability to exercise its registration rights during certain periods. The Gatos Board ultimately determined it was in the best interests of stockholders to form the Gatos Special Committee of directors that was independent of management and Electrum. The Gatos Board then authorized and formed the Gatos Special Committee consisting of Ms. Janice Stairs, Mr. Igor Gonzales and Mr. Karl Hanneman, each of whom were not and are not affiliated with Electrum and who were not and are not members of management. The Gatos Special Committee had full authority to review, consider and negotiate any potential transaction, determine whether a potential transaction is in the best interests of Gatos and its stockholders and report such recommendation to the

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Gatos Board. The Gatos Board resolved that the Gatos Board would not approve, or recommend for approval, any transaction to the Gatos Stockholders without a prior favourable recommendation by the Gatos Special Committee. The Gatos Board also authorized the Gatos Special Committee to retain, at Gatos’ expense, its own legal, financial and other advisors.

The Gatos Special Committee met on the same day, with members of Gatos management, representatives of BofA Securities and White & Case also in attendance. Mr. Andres provided an overview of the strategic process and proposed next steps, including the provision of additional diligence materials to the bidders and the continuation of due diligence by Gatos on each of the bidders. In particular, the Gatos Special Committee discussed with management and BofA Securities the potential effect of certain updates to the Gatos life of mine plan and upcoming earnings releases for Gatos and each of the bidders. BofA Securities, at the request of the Gatos Board, presented to the Gatos Special Committee an overview of the financial elements of the two proposals received from First Majestic and Company A. BofA Securities and the Gatos Special Committee then discussed the proposed approach to providing feedback to Company A and First Majestic with respect to their proposals. The Gatos Special Committee discussed with BofA Securities and Gatos senior management the fact that the proposal by Company A reflected a lower premium proposal consistent with the Company A NBIO originally proposed, whereas the proposal by First Majestic represented a higher premium to the current trading price of Gatos Common Stock and improved financial terms compared to the initial First Majestic NBIO. Representatives of White & Case highlighted key elements of the bidders’ respective merger agreement markups with the objective of providing feedback to encourage First Majestic and Company A to improve the legal elements of their proposals. With respect to First Majestic, the feedback would focus on the “force the vote” and expense reimbursement provisions, among other things, and with respect to Company A, the feedback would highlight a desire for greater deal certainty and less conditionality. In both cases, the feedback would seek to reduce the requested termination fees. The Gatos Special Committee determined not to select either proposal at that time and instructed BofA Securities to work with the Gatos management team to provide feedback to each of the bidders to encourage them to improve their proposals. After BofA Securities and the members of Gatos senior management left the meeting, the Gatos Special Committee discussed its role in the process and the hiring of advisors and White & Case confirmed it was free of conflicts that could impair its independence from Gatos’ management or Electrum. After White & Case was excused from the meeting, the Gatos Special Committee approved the engagement of White & Case as legal counsel to the Gatos Special Committee and elected Ms. Stairs as Chair.

On August 6, 2024, pursuant to the instructions of the Gatos Special Committee, representatives of BofA Securities had a telephone call with First Majestic’s Vice President of Corporate Development and representatives of National Bank Financial, First Majestic’s financial advisor, to provide feedback on First Majestic’s proposal. At the direction of the Gatos Board, BofA Securities encouraged First Majestic to propose an enhanced premium consistent with relevant precedent public company acquisition transactions and encouraged First Majestic to revise its proposed merger agreement, focusing on the force the vote and expense reimbursement provisions. At the direction of the Gatos Board, representatives of BofA Securities also had a telephone call with Company A’s financial advisor on August 6, 2024, during which BofA Securities provided feedback on Company A’s existing proposal, informing Company A that an increase in their proposed exchange ratio would be necessary for their bid to be price competitive and providing feedback on the markup of its merger agreement. At the direction of the Gatos Board, BofA Securities requested that each bidder submit revised proposals by August 9, 2024. Consistent with the discussion with the Gatos Special Committee, BofA Securities informed both parties that, if Gatos determined to pursue a transaction, it expected to sign definitive documentation by August 26, 2024.

On August 7, 2024, the Gatos Special Committee met with members of Gatos management with representatives of BofA Securities and White & Case also in attendance. BofA Securities provided the Gatos Special Committee with an update on the discussions with Company A and First Majestic. Members of Gatos management provided a report on the ongoing update to Gatos’ reserve and life of mine plan and also provided the Gatos Special Committee with an update on the technical, operational, legal, financial and other diligence being conducted by Gatos management with respect to both bidders. Mr. Andres highlighted certain potential liabilities in connection with assessments and claims by Mexico’s Tax Administration Service against First Majestic. The Gatos Special Committee requested that Gatos’ management team undertake additional diligence with the support of expert

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advisors, among other things, with respect to such potential liabilities. The Gatos Special Committee agreed to reconvene on August 12, 2024 to receive further updates regarding the due diligence process and a report regarding feedback from First Majestic and Company A.

On August 9, 2024, First Majestic’s management presented the First Majestic Board with an update regarding the potential transaction with Gatos and discussed an updated offer with an increased exchange ratio.

On August 9, 2024, First Majestic delivered a further revised written proposal to Gatos (the ”August 9 Proposal”) to acquire all of the outstanding common stock of Gatos in a stock-for-stock transaction with an increased fixed exchange ratio of 2.55 First Majestic Common Shares for each outstanding share of Gatos Common Stock. The August 9 Proposal implied a price of $12.83 per Gatos Common Stock based on the 30-day VWAP of Gatos Common Stock and First Majestic Common Shares on the NYSE, and a premium of 23% to Gatos Stockholders based on the 30-day VWAP. Additionally, the August 9 Proposal indicated that it would result in the Gatos Stockholders owning approximately 38% of the combined company and represented an increase of approximately 60 million First Majestic Common Shares over the initial First Majestic NBIO and an increase of 11 million First Majestic common shares over the proposal delivered on July 29, 2024. The August 9 Proposal did not materially alter the other financial or governance terms set forth in the proposal delivered on July 29, 2024, but it requested an introductory meeting with Dowa and requested that Gatos agree to enter into an attached exclusivity agreement providing for an exclusive period of negotiations to expire on August 26, 2024.

The August 9 Proposal included a further revised markup of the draft Merger Agreement. The revised markup of the Merger Agreement removed the force-the-vote provision, lowered the termination fee payable by Gatos to $30 million (approximately 3.2% of the indicated offer value), increased the termination fee payable by First Majestic to $50 million (approximately 3.5% of First Majestic’s equity value) and removed the expense reimbursement provision.

On August 10, 2024, a representative of Company A’s financial advisor telephonically advised a representative of BofA Securities that it was withdrawing its proposal, as Company A was not prepared to improve its previous proposal, was not interested in continuing to participate in a competitive process and would not be able to meet the targeted timeline for the transaction. Later that same day, Mr. Andres called the chief executive officer of Company A seeking to clarify the message BofA Securities had received from Company A’s financial advisor. During this call the chief executive officer of Company A repeated the same message to Mr. Andres that BofA Securities had received from Company A’s financial advisor and confirmed that Company A was withdrawing from the process.

On August 12, 2024, and August 13, 2024, the Gatos Special Committee met, with members of Gatos management and representatives of BofA Securities and White & Case also in attendance. The meeting began on August 12, 2024 and was adjourned and reconvened on August 13, 2024. During the meeting the Gatos Special Committee discussed First Majestic’s revised bid and Company A’s July 29, 2024 proposal and subsequent notification of withdrawal from the strategic process. Representatives of BofA Securities presented preliminary financial analyses with respect to the August 9 Proposal and the withdrawn Company A proposal and discussed with the Gatos Special Committee possible alternatives with respect to the ongoing process, including the possibility of re-engaging with Company A. Members of Gatos management reported on the ongoing update to Gatos’ reserve and life of mine plan and also provided the Gatos Special Committee with an update on the ongoing due diligence efforts with respect to First Majestic.

On August 14, 2024, the Gatos Board held a special meeting, with members of Gatos management and representatives of White & Case and BofA Securities in attendance. At the meeting, management provided an update on Gatos’ reserve and life of mine plan which was still being finalized, noting that while it was expected to add additional reserve tonnes and extend mine life which would be value-accretive it was likely that the reserve estimate additions would be somewhat below the current life-of-mine average. The management team also reviewed with the Gatos Board the counterparty diligence conducted with respect to each of First Majestic and Company A, including technical, financial, tax, legal and security-related diligence and key areas of focus, including the potential tax liabilities identified with respect to First Majestic. The management team, together with

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BofA Securities provided an update to the Gatos Board regarding the August 9 Proposal and the withdrawn Company A proposal. At the request of the Gatos Board, BofA Securities provided a summary and preliminary analysis of the August 9 Proposal and the withdrawn Company A proposal, as well as market conditions, the performance of each of First Majestic, Company A and Gatos relative to their respective peers, management projections of each company as adjusted by Gatos and other financial metrics. Mr. Andres reported that he had made further outreach to the chief executive officer of Company A, but the chief executive officer had not been receptive to further conversations. The Gatos Board determined not to make further outreach to Company A and to focus Gatos’ efforts on the August 9 Proposal.

On August 14, 2024, at the request of Gatos, representatives of BofA Securities advised First Majestic that First Majestic was now the preferred counterparty in the Gatos process.

Between August 15, 2024 and August 23, 2024, Gatos together with its legal and tax advisors, McCarthy Tetrault and Diaz Rivera, Lalieu Rosas, S.C. continued to engage in due diligence investigations, including with respect to First Majestic’s Mexican tax issues.

On August 16, 2024, a representative of Company A sent a notice to BofA Securities, which BofA Securities transmitted to Gatos, in which Company A requested that Gatos destroy all information provided by Company A to Gatos in accordance with the confidentiality agreement entered into between Gatos and Company A and certifying that Company A had destroyed such information provided to Company A by Gatos. On August 27, 2024, Gatos sent a notice to Company A confirming that all information received by Gatos had been destroyed by Gatos and its representatives.

On August 20, 2024, the Gatos Special Committee met with members of Gatos management and representatives from White & Case and BofA Securities also in attendance. During the meeting, members of Gatos management provided the Gatos Special Committee with an update on the diligence being conducted on First Majestic including with respect to upcoming site visits to First Majestic’s key producing assets. Management also provided a further update on the ongoing work with respect to Gatos’ reserve estimates and the life of mine plan. Representatives of BofA Securities, at the direction of the Gatos Board, reviewed with the Gatos Special Committee a preliminary financial analysis of First Majestic’s revised proposal. The BofA Securities presentation included a discussion of First Majestic’s trading liquidity, shareholder base and market profile. Representatives of White & Case discussed with the Gatos Special Committee the material items reflected in the latest markup of the Merger Agreement submitted by First Majestic and the Gatos Special Committee provided guidance to White & Case with respect to those issues for inclusion in a revised draft that would be circulated to First Majestic and its counsel, including with respect to decreasing the termination fee payable by Gatos and elimination of conditionality related to third party consents.

On August 21, 2024, the Gatos Board held a special meeting with members of Gatos management and representatives from White & Case and BofA Securities also in attendance. During the meeting, members of Gatos management provided the Gatos Board with further updates on the First Majestic diligence process, including the focus on site visits and further analysis of Mexican tax issues, and the ongoing work with respect to Gatos’ reserve estimates and the life of mine plan. BofA Securities reviewed with the Gatos Board a preliminary financial analysis of First Majestic’s revised proposal incorporating, at the direction of Gatos, projections of Gatos’ management with respect to Gatos and First Majestic and discussed First Majestic’s trading profile including liquidity, shareholder base and market profile. The Gatos Board discussed the historical operation and market performance of First Majestic. The BofA Securities presentation also included the potential receptiveness of Gatos Stockholders to a transaction with First Majestic, and potential market reaction to such transaction.

On August 24, 2024, representatives of White & Case sent a revised draft of the merger agreement to representatives of Bennett Jones and Dorsey.

On August 25, 2024, management of First Majestic held a conference call with Bennett Jones and Dorsey to discuss the revised Merger Agreement and to discuss First Majestic’s position regarding certain key matters, which are discussed in the paragraph immediately below.

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On August 26, 2024, representatives of White & Case and Bennett Jones held a telephone call in which the representatives of Bennett Jones highlighted First Majestic’s intended approach with respect to certain key issues reflected in the revised Merger Agreement including with respect to third party consents, the efforts required of First Majestic to obtain Mexican Antitrust approvals, the requirement to obtain voting and support agreements from directors and officers of Gatos, certain representations related to diligence materials and informational covenants related to tax matters as well as First Majestic’s request that Gatos provide First Majestic with a short period of exclusivity to conclude negotiations on definitive transaction documents.

On August 26, 2024, the Gatos Special Committee met with members of Gatos’ management and representatives of White & Case also in attendance. Mr. Andres updated the Gatos Special Committee with respect to ongoing diligence efforts. He noted that during discussions BofA had with First Majestic, First Majestic indicated a preference for targeting signing and announcing a transaction on or around September 5, 2024, in advance of an upcoming precious metals industry conference and that First Majestic had renewed its request for exclusivity that was originally contained in the August 9 Proposal. A representative of White & Case provided the Gatos Special Committee with an update on the Merger Agreement negotiations with First Majestic. The Gatos Special Committee determined that, although it was not yet prepared to recommend a transaction with First Majestic, due diligence review and negotiations had resulted in sufficient progress such that the Gatos Special Committee agreed to authorize Gatos to negotiate and enter into an exclusivity agreement with First Majestic to facilitate continuing diligence and negotiations. The Gatos Special Committee then discussed with White & Case the benefits of engaging an independent financial advisor to assess the fairness, from a financial point of view, of a transaction with First Majestic if the Gatos Special Committee and Board would ultimately determine to approve such a transaction, and various potential financial advisors that might be engaged for such purpose. The Gatos Special Committee approved the engagement of its own independent financial advisor to provide the Gatos Special Committee with such a fairness opinion. The Committee authorized Ms. Stairs to work with Gatos’ management to seek to engage GenCap because of the Gatos Special Committee’s belief that GenCap would be free of conflicts, had strong familiarity with the precious metals industry and familiarity with Gatos, all of which would facilitate independence, efficiency and the proper assessment of relevant information in a timely manner.

On August 27, 2024, White & Case delivered to Bennett Jones a revised draft of the exclusivity agreement originally proposed by First Majestic and later that day Gatos and First Majestic entered into this exclusivity agreement which provided First Majestic with an exclusive period of negotiation and confirmatory diligence until September 9, 2024.

From August 27, 2024 until August 30, 2024, members of Gatos’ senior management team including Mr. Andres, Mr. Scott and Mr. Chad Yuhasz, Gatos’ Vice President of Exploration and Technical Services, together with select senior management team members from the Cerro Los Gatos mine, conducted site visits at First Majestic’s Santa Elena and San Dimas mines, with members of the First Majestic senior management team in attendance including the Chief Operating Officer, Vice-President, Corporate Development & Investor Relations, Vice-President, Exploration & Technical Services, Vice-President, Operations and Vice-President, Human Resources. During such site visits the respective management teams discussed various matters regarding each of the sites including capital and operating expenditures, operations, production, continuous improvement, environmental, community, industrial relations, security, mineral reserves and resources, exploration potential, reserve reconciliation and other technical matters. During the site visits the management teams also discussed the exploration potential and corporate plan related to other First Majestic assets including La Encantada, Jerritt Canyon and the Mexican assets currently on care and maintenance.

Additionally, from August 27, 2024 until the execution of the Merger Agreement on September 5, 2024, First Majestic, Gatos, White & Case and Bennett Jones, exchanged numerous drafts and engaged in numerous discussions and negotiations concerning the terms of the Merger Agreement. During the course of these negotiations, significant areas of discussion involved the treatment of fractional shares, the level of effort required from First Majestic to obtain Mexican antitrust approval, third party consents required in connection with the Transaction, the amount of the termination fees payable by each party in connection with the termination of the Transaction and the circumstances under which such fees would be payable, conditions to closing and certain representations related to the due diligence materials delivered by First Majestic and informational covenants

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related to tax matters. During this period, the management teams of Gatos and First Majestic, supported by their respective legal and financial advisors, engaged in numerous discussions to prepare for a potential announcement of a transaction including by preparing a communications plan, relevant regulatory filings and related preparatory work.

On August 28, 2024, the Gatos Special Committee engaged GenCap to act as its independent financial advisor.

On August 28, 2024, Mr. Bodley called representatives of Electrum to inform them that negotiations with First Majestic were proceeding and that, as previously discussed, Electrum would soon be asked to consider and execute a customary voting and support agreement. Following that call, Mr. Bodley delivered to representatives of Electrum a proposed draft of the Electrum Support Agreement and Electrum’s and First Majestic’s counsels exchanged further drafts over the succeeding days.

On August 28, 2024, the First Majestic Board contacted TD Securities to act as independent financial advisor to the First Majestic Board in connection with the Transaction and engaged TD Securities effective as of that date.

On August 30, 2024, the Gatos Special Committee met with members of the Gatos management team and representatives of White & Case also in attendance, during which members of the Gatos management team provided an update to the Gatos Special Committee of their due diligence findings arising out of the site visits. The Gatos Special Committee discussed with the Gatos management team the due diligence conducted on First Majestic, including in relation to First Majestic’s operating performance, exploration potential, union relationships and potential tax issues. Later that day, Gatos management delivered to First Majestic and Bennett Jones a draft of the voting agreement to be entered into by Electrum.

On August 31, 2024, representatives of Electrum met with representatives of First Majestic to discuss the Electrum Support Agreement, potential lock-up arrangements, board nominations and potential liquidity requirements. Between August 31, 2024, and September 3, 2024, representatives of First Majestic, Bennett Jones and representatives of Electrum’s legal counsel negotiated and finalized the Electrum Support Agreement. Additionally, representatives of Electrum verbally informed First Majestic that Electrum would defer any further discussion of lock up arrangements and other aspects of its potential ownership interest in First Majestic until after a merger agreement was signed.

On September 1, 2024, the Gatos Special Committee met with representatives of management, GenCap, BofA Securities and White & Case also in attendance. Gatos Management provided an update on the status of negotiations with First Majestic and due diligence investigations, including with respect to First Majestic’s producing and non-producing assets and site visits that took place the previous week. Gatos Management also noted that First Majestic had requested, and Gatos’ management had arranged, a telephone call on September 2, 2024, among Gatos, representatives of First Majestic and Dowa to discuss the potential Transaction with First Majestic and to introduce First Majestic and Dowa. The Gatos management team provided the Gatos Special Committee with financial analyses of First Majestic, including certain financial projections. Without BofA Securities present, representatives of GenCap then provided the Gatos Special Committee with an update regarding its ongoing financial analyses of Gatos and First Majestic and the potential Transaction. Without GenCap present, representatives of BofA Securities then provided an overview of their financial analyses of the proposed Transaction. The Gatos Special Committee engaged in further discussion regarding the August 9 Proposal including with respect to certain tax-related representations and covenants, First Majestic’s requirement that the closing be conditioned on the absence of any claim by Dowa that its consent to the Transaction would be necessary under the joint venture agreement and the potential addition of members to the First Majestic Board.

On September 2, 2024, the Gatos Board held a special meeting with management in attendance as well as White & Case and BofA Securities. Gatos Management updated the Gatos Board regarding the status of negotiations and management’s operational and legal due diligence of First Majestic. Gatos Management and BofA Securities provided an overview of the financial analyses of the proposed transaction versus continued operation of Gatos on a stand-alone basis. Ms. Stairs summarized the work that the Gatos Special Committee had undertaken since the prior Gatos Special Committee report to the Gatos Board. Ms. Stairs also discussed with the Gatos Board, the Gatos Special Committee’s retention of GenCap.

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On September 2, 2024, representatives of Gatos, including Mr. Andres, White & Case and BofA Securities, had a telephone call with representatives of First Majestic, including Mr. Neumeyer, Bennett Jones and National Bank Financial, to discuss outstanding issues in the Merger Agreement, including treatment of fractional shares, certain representations and covenants regarding tax matters and the possible addition of a member to the First Majestic Board.

On September 2, 2024, TD Securities met with the non-executive directors of First Majestic to discuss the Transaction and provide a progress report regarding the delivery of their fairness opinion.

On September 3, 2024, representatives of Bennett Jones provided representatives of White & Case with a draft of the D&O Support Agreement to be entered into with directors and certain officers of Gatos based on the Electrum Support Agreement. Over the course of September 3, 2024, and September 4, 2024, representatives of Bennett Jones and White & Case negotiated and finalized the form of the D&O Support Agreements.

On September 3, 2024, Dowa delivered to Gatos Dowa’s acknowledgment that certain rights set forth in the joint venture agreement with Dowa would not be triggered by a change of control of Gatos. Between September 3, 2024 and September 4, 2024, First Majestic and Gatos, supported by their legal advisors, finalized their due diligence and completed negotiation of the proposed terms of the Merger Agreement and other Transaction documents with a view to seeking final approval from their respective boards of directors. Over the course of this period, the parties exchanged various drafts of the Merger Agreement.

On September 4, 2024, the Gatos Special Committee met, with members of Gatos senior management and representatives of BofA Securities, GenCap and White & Case also in attendance. A representative of White & Case discussed the fiduciary duties of the members of the Gatos Special Committee. A representative of White & Case reviewed the key legal terms of the Merger Agreement to be entered into with First Majestic and the D&O Support Agreements. Without BofA Securities present, representatives of GenCap presented the Gatos Special Committee with its financial analysis of the proposed transaction followed by its oral opinion, confirmed by delivery of a written opinion dated September 4, 2024, to the effect that, based upon and subject to the assumptions, qualifications, limitations and other matters considered by GenCap in connection with the preparation of its opinion, as of such date, the proposed transaction was fair, from a financial point of view, to Gatos Stockholders. After discussion, the Gatos Special Committee determined (i) that the transactions contemplated by the Merger Agreement were advisable and in the best interests of Gatos and its stockholders and (ii) to recommend, that the Gatos Board approve and adopt the Merger Agreement.

Following the meeting of the Gatos Special Committee, on September 4, 2024, the Gatos Board met, with members of Gatos management and representatives of White & Case and BofA Securities also in attendance to review and potentially approve the execution of the Merger Agreement and the other transactions contemplated thereby. Representatives of White & Case reviewed with the directors their fiduciary duties in the context of the Transaction with First Majestic and the legal terms of the Merger Agreement and D&O Support Agreement. At the request of the Gatos Board, representatives of BofA Securities then presented BofA Securities’ financial analysis of the Exchange Ratio and delivered to the Gatos Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 4, 2024 to the effect that as of the date of the opinion and based upon and subject to the various assumptions and limitations described in its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to the Gatos Stockholders (other than First Majestic and its affiliates).

Ms. Stairs summarized the work that the Gatos Special Committee had undertaken since the prior Gatos Special Committee report to the Gatos Board and presented the recommendations of the Gatos Special Committee.

After weighing all of the benefits and risks associated with the Merger Agreement and careful consideration of the information presented by management and its legal and financial advisors, and the recommendation of the Gatos Special Committee, the Gatos Board unanimously resolved, among other things, that the transactions contemplated by the Merger Agreement was advisable, and in the best interests of Gatos and its stockholders, and to approve and adopt the Merger Agreement and the transactions contemplated thereby and execute and deliver the Merger Agreement.

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Also on September 4, 2024, non-executive directors of the First Majestic Board met with TD Securities and received the oral opinion of TD Securities that as of such date, and subject to the assumptions, limitations and qualifications set out in their opinion, the consideration to be paid by First Majestic under the Transaction was fair, from a financial point of view, to First Majestic.

Immediately following the meeting with TD Securities, on September 4, 2024, the First Majestic Board met to consider the final transaction terms of the proposed transaction with Gatos. The First Majestic Board received an updated presentation from National Bank Financial, who provided its oral opinion that, as of such date, and subject to the assumptions, limitations, qualifications and other matters set out in their opinion, the Exchange Ratio to be paid by First Majestic under the Transaction was fair, from a financial point of view, to First Majestic. The First Majestic Board received advice from Bennett Jones and Dorsey as to the Merger Agreement and the material changes from the version discussed at the July 24, 2024 board meeting. Bennett Jones and First Majestic’s Mexican counsel provided updated due diligence reports to the First Majestic Board. Following these presentations, the First Majestic Board unanimously determined that, considering all of the benefits and risks associated with the Merger Agreement and after due consideration of the information presented by management and its legal and financial advisors, the Transaction is in the best interests of First Majestic and is fair to First Majestic and authorized the execution and delivery of the Merger Agreement and the Voting Support Agreements and unanimously recommended that the First Majestic Shareholders vote in favour of the resolution approving the First Majestic Share Issuance.

The Merger Agreement and other transaction documents between Gatos and First Majestic were executed early on September 5, 2024. Before the opening of market on September 5, 2024, Gatos and First Majestic issued a press release announcing the Transaction and held a joint investor call later that day.

Board of Directors and Management of First Majestic after the Transaction

Board of Directors

As of the date of this Management Information Circular, it is anticipated that, upon completion of the Transaction, all current members of the First Majestic Board will continue to serve as directors of the combined company.

Under the Merger Agreement, subject to First Majestic’s corporate governance standards, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic has agreed to consider for appointment one director, mutually agreeable to Gatos and First Majestic, to be appointed as a director on the First Majestic Board.

Management

Following the Effective Time, First Majestic will acquire control of Gatos, and the members of First Majestic’s executive management team following the Effective Time will remain the same unless communicated otherwise in due course.

Information about the current directors and senior management of First Majestic can be found under the section below entitled “Management of First Majestic.”

Board of Directors and Management of Surviving Corporation after the Transaction

Board of Directors

Upon completion of the Transaction, all the current directors of Merger Sub, will serve as directors of the Surviving Corporation to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Management

Upon completion of the Transaction, all the current officers of Merger Sub will be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

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First Majestic’s Reasons for the Transaction

The purpose of the Transaction is for First Majestic to indirectly acquire Gatos’ 70% joint venture interest in the Cerro Los Gatos Mine in Chihuahua state, Mexico. In reaching its decision to approve the Transaction and its recommendation that the First Majestic Shareholders VOTE FOR the Share Issuance Resolution, the First Majestic Board considered and relied upon a number of factors, including, among others, the following:

•

Diversified portfolio of precious metal assets in Mexico: The Transaction aligns with First Majestic’s overall strategy by consolidating three world-class producing silver mining districts in Mexico by adding Gatos’ interest in the Cerro Los Gatos Mine to First Majestic’s existing mining portfolio, including the San Dimas and Santa Elena mines.

•

Enhance production profile with strong margins: Near-term precious metal production from the Cerro Los Gatos Mine is expected to meaningfully improve overall production by the combined company, and the consolidated mines are expected to have a combined annual production of 30-32 million ounces of silver-equivalent in 2025, including 15-16 million ounces of silver and is expected to lower First Majestic’s average all-in sustaining costs to $18.00- $20.00 per silver-equivalent ounce.

•

Bolsters free cash flow generation potential: The addition of Gatos’ interest in Cerro Los Gatos Mine is expected to result in an immediate contribution of annual free cash flow of approximately $70 million to the combined company in 2025 which management of First Majestic anticipates will result in greater access to capital to fund further development and production.

•

Leverages a highly experienced combined team with strong track record: The combined company will be led by a team with over 20 years of experience operating in Mexico and one which emphasizes socially responsible mining, community engagement and value creation. The combined company will leverage the First Majestic management team and the First Majestic Board’s demonstrated experience in financing, acquiring, building and operating underground to optimize revenue for all shareholders.

•

Maintains peer-leading exposure to silver: The combined company will derive over 50% of pro forma revenue from silver as compared to other intermediate silver producing peers which derive an average of approximately 30% revenue from silver.

•

Creates a 350,000 hectare highly prospective land package which has yielded a history of exploration success and economic discoveries: The addition of Gatos’ interest in the Cerro Los Gatos Mine will contribute mineral rights covering approximately 103,000 hectares of unencumbered land with significant new discovery potential, in addition to First Majestic’s existing package of mineral rights covering approximately 245,000 hectares across San Dimas, Santa Elena and other First Majestic properties that has been previously relied on for their production capabilities. The overall result is the creation of a 350,000 hectare highly prospective package of mineral rights that has a history of exploration success and economic discoveries.

•

Receipt of expert advice and fairness opinions: The First Majestic Board retained and received advice from experienced and qualified financial and legal advisors to assist in evaluating, negotiating and recommending the terms of the Transaction and the Merger Agreement. In addition, National Bank Financial and TD Securities have provided fairness opinions to First Majestic and the First Majestic Board (respectively) to the effect that, as of September 4, 2024, and subject to the assumptions, limitations, qualifications and other matters stated in such opinions, the Exchange Ratio in the case of National Bank Financial, and the consideration to be paid under the Transaction in the case of TD Securities, is fair, in each case from a financial point of view, to First Majestic.

•

Strengthened company balance sheet and enhanced capital markets profile: The combined company will benefit from a capital structure that provides enhanced trading liquidity that First Majestic believes is well-positioned to deliver increased shareholder value, with pro forma market capitalization approaching $3 billion and average daily trading liquidity of approximately $49 million, based on current trading volume. The improved capital markets profile is expected to appeal to a broader institutional shareholder base and increase research coverage.

•

Realizes and capitalizes on meaningful synergies: The combined company is expected to capitalize on financial and operational synergies, including corporate cost savings, supply chain and procurement efficiencies, cross-

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pollination of expertise, and acceleration and optimization of internal projects and exploration programs, all of which is expected to deliver meaningful value creation for all shareholders.

•

Current conditions of the parties were considered: The respective financial condition, results of operations, businesses, plans and prospects of First Majestic and Gatos and current industry, economic, market and regulatory conditions were considered.

•

Likelihood of the Transaction being completed: The likelihood of the Transaction being completed is considered by the First Majestic Board to be high, in light of the absence of significant closing conditions outside the control of First Majestic (other than the requisite approvals of COFECE, the First Majestic Shareholders and the Gatos Stockholders). All directors and certain executive officers of Gatos, as well as Electrum, which owns approximately 32% of the issued and outstanding Gatos Common Stock, have entered into Support Agreements with First Majestic pursuant to which they have agreed to vote their respective shares in favour of the Transaction at the meeting of Gatos Stockholders.

•

Terms of Merger Agreement: The Merger Agreement includes customary business covenants and deal protection mechanisms including a customary non-solicit provision and restrictions on changes of recommendation by the Gatos Board. If the Merger Agreement is terminated by First Majestic or Gatos in certain circumstances, a termination fee of $28.0 million may be payable by Gatos.

In the course of its deliberations the First Majestic Board also considered various potential uncertainties, risks and adverse factors associated with the Transaction, including, among other things:

•

Impact of dilution: As a result of the issuance of the First Majestic Common Shares in connection with the Transaction, First Majestic Shareholders will experience a significant degree of dilution in their ownership of First Majestic which could adversely impact the market price of the First Majestic Common Shares.

•

Failure to realize benefits: First Majestic may not realize the benefits of the Transaction as currently anticipated due to challenges associated with integrating the properties, operations and personnel of First Majestic and Gatos and may be subject to significant operating risks associated with its expanded operations and portfolio of projects.

•

Joint venture interest: Gatos’ interest in the Cerro Los Gatos Mine is held through a joint venture and accordingly First Majestic will not acquire complete ownership or control of the Cerro Los Gatos Mine. Following completion of the Transaction, First Majestic’s interest in the Cerro Los Gatos Mine will be subject to all of the risks associated with a joint venture including potential disagreements with joint venture partners on the joint venture’s future developments, the inability to exert total control over certain strategic decisions made in respect of joint venture properties, the inability of joint venture partners to meet obligations to the joint venture or third parties, and potential litigation between joint venture partners regarding joint venture matters.

•

Restrictions on First Majestic business: The terms of the Merger Agreement place certain restrictions on the conduct of First Majestic’s business prior to completion of the Merger, which may delay or prevent First Majestic from undertaking business opportunities that may arise prior to completion of the Merger.

•

Conditions to completion: The completion of the Transaction is subject to several conditions that must be satisfied or waived, including Gatos Stockholder Approval, First Majestic Shareholder Approval, obtaining COFECE approval, and satisfaction of governmental or regulatory conditions, including TSX and NYSE approvals.

•	Termination Fee: If the Merger Agreement is terminated by First Majestic or Gatos in certain circumstances, a termination fee of $46.0 million may be payable by First Majestic.

Consideration of Alternatives

The First Majestic Board regularly considers business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interests of the company. Prior to entering into the Merger Agreement, extensive due diligence of Gatos and its business and properties was completed. The First Majestic Board carefully considered current industry, economic and market conditions and outlooks, including commodity

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prices and their expectations of future mining prospects and related businesses in Mexico, as well as the impact of the Transaction on First Majestic. The First Majestic Board examined First Majestic’s ability to realize the benefits of the Transaction, which depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on First Majestic’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating the business of Gatos. The First Majestic Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available to First Majestic, including not entering into any acquisitions. While acknowledging the risks that are associated with the Transaction, the First Majestic Board determined that the addition of Gatos’ interest in the Cerro Los Gatos Mine represents the best available prospect for maximizing shareholder value.

After consideration of the factors summarized in this section, the First Majestic Board determined that, overall, the potential benefits of the Transaction outweighed the potential risks and that the Transaction is in the best interests of First Majestic and its stakeholders.

The foregoing discussion of factors considered by the First Majestic Board is not intended to be exhaustive and may not include all the factors considered by the First Majestic Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the First Majestic Board did not attempt to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger Agreement and the Transaction and to recommend that First Majestic Shareholders vote in favour of the Share Issuance Resolution. In addition, individual members of the First Majestic Board may have given differing weights to different factors. The First Majestic Board conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, First Majestic’s management and outside legal, financial and tax advisors.

The foregoing description of First Majestic’s consideration of the factors supporting the Transaction includes information which is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Information Contained in this Management Information Circular – Cautionary Statement Regarding Forward-Looking Statements,” on page 2.

Recommendation of the First Majestic Board

At a meeting on September 4, 2024, duly called and held, and after due consideration and extensive consultation with First Majestic’s management and outside legal advisors and with financial advisors to both First Majestic and the First Majestic Board, including the receipt of fairness opinions from National Bank Financial and TD Securities, the First Majestic Board unanimously approved the Merger Agreement and the Transaction (and related matters) and determined that the Transaction, the terms of which are substantially as set forth in the Merger Agreement is in the best interests of First Majestic and its stakeholders. The First Majestic Board also unanimously authorized that the Share Issuance Resolution be submitted to the First Majestic Shareholders for approval and recommended that the First Majestic Shareholders vote in favour of the Share Issuance Resolution.

The First Majestic Board unanimously recommends that First Majestic Shareholders vote FOR the Share Issuance Resolution. For further information regarding First Majestic’s reasons for the Transaction, see “The Transaction – First Majestic’s Reasons for the Transaction”.

National Bank Financial Fairness Opinion

First Majestic retained National Bank Financial under an engagement agreement dated April 29, 2024 to provide financial advisory services in connection with the Transaction. As part of its engagement, National Bank Financial was requested to provide First Majestic with its opinion as to the fairness of the Exchange Ratio, from a financial point of view, to First Majestic.

The National Bank Financial Fairness Opinion stated that, based upon and subject to the assumptions, limitations, qualifications, and other matters stated therein, National Bank Financial was of the opinion that, as of September 4, 2024, the Exchange Ratio was fair, from a financial point of view, to First Majestic.

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The full text of the National Bank Financial Fairness Opinion attached as “Appendix C – National Bank Financial Fairness Opinion”, sets forth, among other things, details regarding the independence of National Bank Financial, the credentials of National Bank Financial, the scope of National Bank Financials’ review in connection with the National Bank Financial Fairness Opinion, and certain assumptions made and limitations to National Bank Financial’s review in connection with the National Bank Financial Fairness Opinion.

The National Bank Financial Fairness Opinion is not a recommendation as to how the First Majestic Shareholders should vote on the Share Issuance Resolution or any other matter. The National Bank Financial Fairness Opinion was one of a number of factors taken into consideration by the First Majestic Board in making its unanimous determination that it is in the best interests of First Majestic to enter into the Merger Agreement and to recommend that First Majestic Shareholders vote in favour of the Share Issuance Resolution. In evaluating the Transaction, the First Majestic Board considered, among other things, the advice and financial analyses provided by National Bank Financial referred to above, in addition to the National Bank Financial Fairness Opinion. In assessing the National Bank Financial Fairness Opinion, the First Majestic Board took into account that a substantial portion of the fees payable to National Bank Financial for its services are contingent upon the Closing, subject to the obligation of First Majestic to make an earlier payment to National Bank Financial in certain circumstances.

National Bank Financial was not asked to prepare and did not prepare a formal valuation of First Majestic, Gatos, or any of their securities or assets and the National Bank Financial Fairness Opinion should not be construed as such.

National Bank Financial acts as a trader and dealer, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of First Majestic or Gatos and, from time to time, may have executed or may execute transactions on behalf of one or more such companies and clients from whom it received or may receive compensation. As an investment dealer, National Bank Financial conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to First Majestic or Gatos.

Under the terms of National Bank Financial’s engagement agreement, First Majestic agreed to pay National Bank Financial an opinion fee (payable regardless of completion of the Transaction or the conclusions of the opinion) and a success fee (against which the opinion fee will be credited) due and payable upon Closing. First Majestic has also agreed to reimburse National Bank Financial for certain out-of-pocket expenses and to indemnify First Majestic against certain liabilities that may arise in connection with its engagement.

The National Bank Financial Fairness Opinion was provided to the First Majestic Board for its use only in considering the Transaction and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without National Bank Financial’s prior written consent, which has been obtained for the purposes of the inclusion of the Fairness Opinion in this Circular and is attached as “Appendix D – Consent of National Bank Financial”, and does not constitute a recommendation as to how the First Majestic Shareholders should vote on the Share Issuance Resolution. National Bank Financial expresses no view as to, and the National Bank Financial Fairness Opinion does not address, the underlying business decision of First Majestic to effect the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to First Majestic; nor does it address any legal, tax or accounting matters.

The First Majestic Board urges the First Majestic Shareholders to read the National Bank Financial Fairness Opinion in its entirety. Any summary of the National Bank Financial Fairness Opinion herein is qualified in its entirety by reference to the full text of the National Bank Financial Fairness Opinion as set out in “Appendix C – National Bank Financial Fairness Opinion”.

TD Securities Fairness Opinion

The First Majestic Board retained TD Securities under an engagement agreement effective August 28, 2024, to provide the First Majestic Board with its opinion as to the fairness to First Majestic from a financial point of view, of the consideration to be paid pursuant to the Transaction by First Majestic.

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The TD Securities Fairness Opinion stated that, based upon and subject to the assumptions, limitations, qualifications, and other matters stated therein, TD Securities was of the opinion that, as of September 4, 2024, the consideration to be paid pursuant to the Transaction was fair, from a financial point of view, to First Majestic.

The full text of the TD Securities Fairness Opinion attached as “Appendix E – TD Securities Fairness Opinion”, sets forth, among other things, the credentials of TD Securities, TD Securities’ relationship with interested parties, the scope of review, assumptions made, and limitations and qualifications on the review undertaken in connection with the TD Securities Fairness Opinion.

The TD Securities Fairness Opinion is not a recommendation as to how the First Majestic Shareholders should vote on the Share Issuance Resolution or any other matter. The TD Securities Fairness Opinion was one of a number of factors taken into consideration by the First Majestic Board in making its unanimous determination that it is in the best interests of First Majestic to enter into the Merger Agreement and to recommend that First Majestic Shareholders vote in favour of the Share Issuance Resolution.

TD Securities was not asked to prepare and did not prepare a formal valuation of First Majestic, Gatos, or any of their securities or assets and the TD Securities Fairness Opinion should not be construed as such.

TD Securities acts as a trader and dealer, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of First Majestic, Gatos, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of one or more such parties for which TD Securities received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of First Majestic, Gatos, or any of their respective associates or affiliates or the Transaction.

TD Securities is being compensated by First Majestic for providing the TD Securities Fairness Opinion but will not receive a success fee payable on Closing. First Majestic has also agreed to reimburse TD Securities for certain out-of-pocket expenses and to indemnify First Majestic against certain liabilities that may arise in connection with its engagement.

The TD Securities Fairness Opinion was provided to the First Majestic Board for its use only in considering the Transaction and may not be used or relied upon by any person for any other purpose without TD Securities’ prior written consent, which has been obtained for the purposes of the inclusion of the TD Securities Fairness Opinion in this Circular and is attached as “Appendix F – Consent of TD Securities”, and does not constitute a recommendation as to how the First Majestic Shareholders should vote on the Share Issuance Resolution. TD Securities expresses no view as to, and the TD Securities Fairness Opinion does not address, the underlying business decision of First Majestic to effect the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to First Majestic; nor does it address any legal or regulatory matters.

The First Majestic Board urges the First Majestic Shareholders to read the TD Securities Fairness Opinion in its entirety. Any summary of the TD Securities Fairness Opinion herein is qualified in its entirety by reference to the full text of the TD Securities Fairness Opinion as set out in “Appendix E – TD Securities Financial Fairness Opinion”.

Listing of First Majestic Common Shares

It is a condition to the completion of the Merger that the First Majestic Common Shares issuable under the Merger Agreement are approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved or authorized for listing on the TSX, subject only to customary listing conditions. The applications to both the TSX and NYSE have been made. Listing will be subject to First Majestic fulfilling all the applicable listing requirements of the NYSE and the TSX.

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The TSX will generally not require further approval of the First Majestic Shareholders for the issuance of up to an additional 47,500,000 First Majestic Common Shares to Gatos Stockholders, such number being 25% of the number of First Majestic Common Shares authorized by the Share Issuance Resolution for the Transaction.

Delisting and Deregistration of Gatos Common Stock

If the Transaction is completed, Gatos Common Stock will be delisted from the NYSE and the TSX and deregistered under the U.S. Exchange Act, and Gatos will cease to be a “reporting issuer” under applicable Canadian securities laws. As a result, Gatos will no longer be required to file periodic reports with the SEC or Canadian securities regulators with respect to Gatos Common Stock.

Gatos has agreed to cooperate with First Majestic and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable under applicable laws and rules and policies of the NYSE, the TSX and the SEC to delist the Gatos Common Stock from the NYSE and the TSX and to terminate its registration under the U.S. Exchange Act as promptly as practicable after the Effective Time.

Gatos Executive Matters

Gatos’ directors and executive officers have interests in the Transaction which may include, among others, the treatment of outstanding Gatos Equity Awards under the Merger Agreement, the potential payment of severance benefits and acceleration of outstanding Gatos Equity Awards upon certain terminations of employment, retention awards and rights to ongoing indemnification and insurance coverage.

Change of Control Agreements

Each executive officer of Gatos (other than Mr. Huerta) has entered into an employment agreement providing for certain enhancements to such executive officer’s severance payments and benefits if such executive is terminated in connection with a change in control of Gatos, as described below.

If there is a change in control and (a) within one year following the change in control the executive officer’s employment is terminated without cause or the executive officer voluntarily terminates his employment for good reason or (b) within six months (or three months in the case of Mr. Yuhasz only) preceding the change in control the executive officer’s employment was terminated without cause and such termination occurred in anticipation of such change in control, the executive officer is entitled to (i) a lump sum payment in an amount equal to the sum of (x) 24 months of such executive’s base salary plus (y) a prorated annual bonus for the year in which the termination occurs, assuming target levels of achievement, and (z) for Messrs. Andres, Scott, van Niekerk, and Bodley, an amount equal to two (2) times the executive’s target annual bonus for the year of termination, and (ii) if the executive officer timely elects continuation coverage, Gatos payment of monthly premiums for his benefits, such that the executive pays active employee rates for coverage for him and his eligible dependents, during the 12 month period following the date of termination, subject to the executive officer’s continued eligibility for coverage.

In addition, for Mr. Andres, the 200,000 options granted at the commencement of his employment, which are fully vested, would be exercisable for a period of one year from the date of termination, and the 150,000 options granted at the date of the commencement of his employment, which are fully vested, would, together with all other vested options remain exercisable until the earlier of (x) the date that is 180 calendar days following termination of employment or (y) the expiration of the original option.

Mr. Huerta’s employment agreement does not include benefits for termination events in connection with a change in control, although he is entitled to receive certain severance benefits if he is terminated without cause. In addition, each other executive officer is also entitled to certain lesser severance benefits than those described above upon a termination without cause or for good reason. In each case, receipt of severance payments and benefits are conditioned on the applicable executive executing a general release of claims in favor of Gatos.

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Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Gatos’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the Effective Time under directors’ and officers’ liability insurance policies from the Surviving Corporation.

Gatos Stock and Equity Awards held by Gatos’s directors and executive officers

Gatos Stock

Each outstanding share of Gatos Common Stock held by Gatos’ directors and executive officers will be converted into the right to receive a number of First Majestic common shares based on the exchange ratio. As of November 25, 2024, all of the Gatos directors and executive officers, as a group, owned 466,576 shares of Gatos Common Stock.

Gatos Options

Each outstanding and unexercised Gatos option (whether vested or unvested) held by Gatos’ directors and executive officers will automatically be exchanged for an option to acquire a number of First Majestic common shares determined based on the exchange ratio, on the same terms and conditions as were applicable under such Gatos option immediately prior to the effective time of the Merger. As of November 25, 2024, all of the Gatos directors and executive officers, as a group, owned 2,704,257 Gatos options.

Gatos DSUs

Each outstanding Gatos DSU held by Gatos’ non-employee directors will fully vest at the effective time of the Merger and will settle in a number of First Majestic common shares determined based on the exchange ratio within 30 days of the closing date of the Merger. As of November 25, 2024, all of the Gatos directors owned 305,313 Gatos DSUs.

Gatos PSUs

Each outstanding Gatos PSU held by Gatos’ executive officers (which only includes Messrs. Andres and Huerta), all of which were granted on December 17, 2021 are scheduled to vest following a three-year performance period based on the TSR of Gatos relative to a peer group over a three-year performance period beginning on December 17, 2021 and ending on December 17, 2024 and will settle for shares of Gatos Common Stock which will receive the same Merger consideration as other Gatos Stockholders for each share of Gatos Common Stock that they hold at the effective time of the Merger. As of November 25, 2024, all of the Gatos executive officers, as a group, owned 52,194 Gatos PSUs (assuming above target performance at 173% payout for the 77th percentile relative TSR versus constituents of the GDXJ).

Gatos RSUs

Each outstanding Gatos RSU held by Gatos’ executive officers will, to the extent provided in the applicable award agreement, fully vest at the effective time of the Merger and will settle in a number of First Majestic common shares determined based on the exchange ratio within 30 days of the closing date of the Merger. As of November 25, 2024, all of the Gatos directors and executive officers, as a group, owned 778,605 Gatos RSUs.

The foregoing amounts do not include additional grants to Gatos’ non-employee directors pursuant to its current director compensation policy, which are expected to be granted under the Gatos LTIP prior to the effective time of the Merger, with a fair market value of $90,000, consisting of 50% Gatos options and 50% Gatos DSUs which shall be fully vested at the time of grant and will be treated in accordance with the outstanding equity awards as described above. In addition, the foregoing amounts do not include any equity awards which Gatos may make to its employees, including executive officers, under the Gatos LTIP no later than January 31, 2025, that are consistent with Gatos’ past practices.

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Accounting Treatment of the Transaction

First Majestic prepares its financial statements in accordance with IFRS. The Transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) because Gatos does not meet the definition of a business in accordance with IFRS 3. First Majestic will account for the Transaction as an asset acquisition.

The unaudited pro forma financial information presented in this Management Information Circular has been derived from the audited historical financial statements of First Majestic and Gatos as at and for the fiscal years ended December 31, 2023, and the nine month period ended September 30, 2024. The unaudited pro forma condensed combined statement of financial position as at September 30, 2024 presents the financial positions of First Majestic and Gatos giving pro forma effect to the Transaction as if the Transaction occurred on September 30, 2024. The unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2023, and for the nine months ended September 30, 2024, present the results of operations of First Majestic and Gatos giving pro forma effect to the Transaction as if the Transaction occurred on January 1, 2023.

Regulatory Approvals Required for the Transaction

Subject to the terms and conditions of the Merger Agreement, First Majestic and Gatos have agreed to use their reasonable best efforts to make the appropriate filings under Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“Mexico’s Antitrust Law”) as soon as reasonably practicable and no later than 20 business days after the execution of the Merger Agreement and take, or cause to be taken, all actions that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement as promptly as practicable.

First Majestic and Gatos have agreed not to, and to cause their respective affiliates not to, take or cause to be taken any action that could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any governmental entity necessary to consummate the transactions contemplated by the Merger Agreement or the expiration or termination of any applicable waiting period; (ii) increase the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; (iv) materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement; or (v) cause any of the parties’ representations, warranties or covenants in the Merger Agreement to become inaccurate or to be breached in any material respect or result in the failure of any condition to closing.

First Majestic has agreed to, and to cause its affiliates to, use reasonable best efforts to avoid or eliminate any legal impediments to the transactions contemplated by the Merger Agreement closing as soon as reasonably possible, including taking all actions requested or necessary to resolve any objections asserted by any governmental entity, except to the extent that such actions would reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business, results of operations or financial condition of First Majestic, its subsidiaries, or Gatos and its subsidiaries, taken as a whole, which includes the divestiture of certain material properties of First Majestic.

Pursuant to Mexico’s Antitrust Law, consummation of the transactions contemplated by the Merger Agreement requires the approval of COFECE, an autonomous constitutional entity responsible for enforcing Mexico’s Antitrust Law, including reviewing and authorizing transactions, when applicable.

Notifications of the Transaction were submitted to COFECE on October 2, 2024. On October 15, 2024, COFECE issued a first request for information (“RFI”) to the parties. The parties submitted their response to the first RFI on October 30, 2024. On November 14, 2024, COFECE acknowledged that the first RFI had been duly fulfilled as from the date of the parties’ response. The statutory period for COFECE to issue a second RFI has expired.

COFECE has a statutory 60 business day review period to issue a decision, which commenced on October 30, 2024 and, provided no extensions are issued by COFECE, will end on February 10, 2025. COFECE has the

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authority to issue new RFIs to the parties or to third parties, but the applicable 60 business day review period will continue to run from October 30, 2024.

If COFECE identifies competition concerns to the parties, the parties will have the opportunity, at any point after the initial notification is submitted and before the review process has been completed, to offer conditions on which approval by COFECE will be contingent, provided that under the terms of the Merger Agreement, First Majestic is not obligated to agree to any conditions requiring the mandatory divesture of certain of First Majestic’s material properties. If such conditions are offered, the term for COFECE to issue a resolution will be restarted. If COFECE does not issue a resolution within the relevant review period (including any extension, if applicable) the Transaction will be deemed approved. Failure to obtain clearance from COFECE precludes the parties from closing the Transaction in Mexico.

First Majestic and Gatos are not currently aware of any material consents or other filings that are required prior to the combination of First Majestic and Gatos, other than those described in this Management Information Circular.

Although First Majestic and Gatos believe that they will receive the required authorizations and approvals described herein, there can be no assurance as to the timing of these consents and approvals, First Majestic’s or Gatos’ ultimate ability to obtain such consents or approvals (or any additional consents or approvals that may otherwise become necessary), or the conditions or limitations that such approvals may contain or impose.

For more information see the sections of this Management Information Circular entitled “The Merger Agreement – Conditions to the Completion of the Merger” and “The Transaction – Regulatory Approvals Required for the Transaction,” on pages 91 and 70, respectively.

Shareholder/Stockholder Approvals

First Majestic Shareholder Approval

The Merger is conditional upon, among other things more fully described elsewhere in this Management Information Circular, the approval of the Share Issuance Resolution by the affirmative vote of a simple majority of the votes cast thereon either in person or by proxy at the First Majestic Special Meeting.

At the First Majestic Special Meeting, First Majestic Shareholders will be asked to consider the Share Issuance Resolution, the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting” to this Management Information Circular, subject to such amendments, variations or additions as may be approved at the First Majestic Special Meeting, approving the issuance of First Majestic Common Shares in connection with the Transaction. Approval of the Share Issuance Resolution requires the affirmative vote of a simple majority of the votes cast in respect of the resolution by First Majestic Shareholders present in person or represented by proxy at the First Majestic Special Meeting. If the Share Issuance Resolution does not receive the requisite approval, First Majestic and Gatos will not proceed with the Transaction.

See “General Information for the First Majestic Special Meeting – Share Issuance Resolution”.

Gatos Stockholder Approval

The approval by Gatos Stockholders of the Gatos Merger Proposal is required by section 251 of the DGCL and is a condition to the Closing.

Approval of the Gatos Merger Proposal requires the affirmative vote of at least a majority of the shares of Gatos Common Stock outstanding as of the close of business on the record date for the Gatos Special Meeting and entitled to vote on the Gatos Merger Proposal (assuming a quorum is present). If the Gatos Merger Proposal does not receive the requisite approval, First Majestic and Gatos will not proceed with the Transaction.

Obtaining the Gatos Stockholder Approval is a condition to the respective obligations of each party to effect the Transaction. At the Gatos Special Meeting, which will be held in a virtual-only meeting format on January 14,

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2025 at 10:00 a.m. (Pacific Time), Gatos Stockholders will be asked to approve, among other things, the Gatos Merger Proposal. The Gatos Board has unanimously recommended that Gatos Stockholders vote to adopt the Merger Agreement by voting for the Gatos Merger Proposal.

The affirmative vote of the holders of at least a majority of the outstanding shares of Gatos Common Stock in favour of the Gatos Merger Proposal is the only vote of holders of securities of Gatos that is required to approve the Merger Agreement and the transactions contemplated thereby.

At a special meeting of the Gatos Board held on September 4, 2024, the Gatos Board unanimously: (i) determined that the transactions contemplated by the Merger Agreement are advisable and in the best interests of Gatos and its stockholders and approved and adopted the Merger Agreement and the transactions contemplated thereby, (ii) authorized and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that Gatos’ stockholders vote in favour of the adoption of the Merger Agreement and the approval of the Merger.

In connection with the Transaction and Gatos Special Meeting, First Majestic and Gatos have filed with the SEC the Proxy Statement/Prospectus.

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THE MERGER AGREEMENT

The summary of the material provisions of the Merger Agreement below and elsewhere in this Management Information Circular is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Management Information Circular as “Appendix B – Merger Agreement”. Capitalized terms used in this summary and not otherwise defined herein, have the meanings given to such terms in the Merger Agreement. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the transactions described in this Management Information Circular.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and the summary of its terms in this Management Information Circular are included to provide you with information about the terms and conditions of the Merger Agreement. Neither the Merger Agreement nor the summary of its material terms included in this section is intended to provide any factual information about First Majestic or Gatos or any of their respective Subsidiaries or Affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, were made as of the specific dates therein, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by certain matters contained in confidential disclosures that First Majestic and Gatos delivered to each other in connection with the Merger Agreement and certain matters contained in certain reports publicly filed with the SEC and on SEDAR+ (all of which disclosures were not included in the Merger Agreement attached to this Management Information Circular as “Appendix B – Merger Agreement”, and were made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors). Investors are not third-party beneficiaries under the Merger Agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective Subsidiaries or Affiliates. Moreover, information concerning the subject matter of representations and warranties, which do not purport to be accurate as of the date of this Management Information Circular, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in First Majestic’s or Gatos’ public disclosures. Accordingly, the representations and warranties and other provisions in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about First Majestic or Gatos at the time they were made or otherwise.

Accordingly, the representations, warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Management Information Circular, the documents incorporated by reference into this Management Information Circular and reports, statements and filings that Gatos files with the SEC and First Majestic files on SEDAR+ from time to time. For more information, see the section entitled “Additional Information” on page 116 and “Appendix G – Information Concerning Gatos Silver, Ltd.”.

Structure and Effects of the Merger; Governance

The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, at the Effective Time, Merger Sub will be merged with and into Gatos, the separate corporate existence of Merger Sub will cease, and Gatos will survive the Merger as a wholly-owned Subsidiary of First Majestic.

At the Effective Time, (i) the Certificate of Incorporation of Gatos will be amended and restated in its entirety to be in the form of the Certificate of Incorporation attached to the Merger Agreement as Exhibit B, a copy of which is attached to this Management Information Circular as “Appendix B – Merger Agreement”, and (ii) the by-laws of Gatos will be amended and restated to conform to the by-laws of Merger Sub as in effect immediately prior to the Effective Time, and as such will be the by-laws of the Surviving Corporation until thereafter changed or amended.

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The directors and officers of Merger Sub immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation.

Prior to the Effective Time, subject to First Majestic’s corporate governance standards, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic shall consider for appointment to the First Majestic Board, in accordance with First Majestic’s governing documents, one individual mutually agreeable to Gatos and First Majestic, effective immediately following the Effective Time, to serve until the next annual meeting of First Majestic Shareholders.

Closing and Effectiveness of the Merger

Unless another date is agreed to in writing by First Majestic and Gatos, the Closing of the Merger will take place by exchange of signature pages by email on the date which is the later of (i) January 15, 2025; and (ii) the third business day after the satisfaction or, to the extent permitted by law, waiver of all of the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by law, waiver of those conditions).

The Merger will become effective when the certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or such other time as agreed by the parties to be specified in such certificate of Merger. The date and time at which the Merger becomes effective is referred to as the “Effective Time”. At the Effective Time, all of the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and Gatos will vest in the Surviving Corporation, and all liabilities, obligations and penalties of each of Merger Sub and Gatos shall be assumed by the Surviving Corporation.

Effect of the Merger on Gatos Common Stock; Merger Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of Gatos, First Majestic or holders of any securities of Gatos or of Merger Sub, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Gatos Common Stock which is issued and outstanding immediately prior to the Effective Time, will be automatically converted into the right to receive 2.55 validly issued, fully paid and non-assessable First Majestic Common Shares, subject to the description below regarding fractional shares and dividends or distributions (other than shares of Gatos Common Stock owned by Gatos (including treasury stock), First Majestic, Merger Sub or by any of their respective wholly-owned Subsidiaries (the ”Excluded Shares”), which Excluded Shares shall be cancelled and shall cease to exist and for which no consideration shall be delivered in exchange therefor).

The Exchange Ratio will be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Gatos Common Stock or First Majestic Common Shares outstanding at any time between the date of the Merger Agreement and immediately prior to the Effective Time to give First Majestic and the Gatos Stockholders the same economic effect as contemplated by the Merger Agreement.

Treatment of Gatos’ Equity Awards

The Merger Agreement specifies the treatment of outstanding Gatos Equity Awards in connection with the Merger, which will be treated as follows, as of the Effective Time:

•

Each outstanding and unexercised Gatos Option to purchase shares of Gatos Common Stock (whether vested or unvested) will automatically be exchanged for an option to acquire First Majestic Common Shares on the same terms and conditions as were applicable under such Gatos Option immediately prior to the Effective Time of the Merger with respect to the number of First Majestic Common Shares underlying each such new First Majestic Option (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Gatos Common Stock subject to such Gatos Option immediately prior to the Effective Time of the Merger by (ii) the Exchange Ratio. The exercise price applicable to any such Gatos Option at and after the Effective Time of the Merger will be an amount (rounded up to the nearest whole cent) equal to (i) the exercise price applicable to such Gatos Option immediately prior to the Effective Time of the Merger divided by (ii) the Exchange Ratio.

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Each outstanding Gatos DSU, which are all fully vested on the grant date, will settle for a number of First Majestic Common Shares (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Gatos Common Stock subject to such Gatos DSUs immediately prior to the Effective Time of the Merger by (ii) the Exchange Ratio.

•

Each outstanding Gatos PSU, all of which were all granted on December 17, 2021, are scheduled to vest following a three-year performance period based on the total shareholder return of Gatos relative to a peer group over a three-year performance period beginning on December 17, 2021 and ending on December 17, 2024 and will settle for shares of Gatos Common Stock which will receive the same Merger Consideration as other Gatos Stockholders for each share of Gatos Common Stock that they hold at the Effective Time of the Merger.

•

Each outstanding Gatos RSU will, to the extent provided in the applicable award agreement, vest in full immediately prior to the Effective Time of the Merger in accordance with its terms and will settle for a number of First Majestic Common Shares (rounded down to the nearest whole number) determined by multiplying (i) the number of shares of Gatos Common Stock subject to such Gatos RSUs immediately prior to the Effective Time of the Merger by (ii) the Exchange Ratio.

As soon as practicable after the Effective Time, First Majestic will file with the SEC a registration statement on Form S-8 (or other applicable form) with respect to the First Majestic Common Shares subjected to the Gatos Options that were exchanged for options to acquire First Majestic Common Shares, and use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

In addition, First Majestic will assume all rights and obligations in respect of the Gatos LTIP but does not intend to grant stock awards thereunder following the Effective Time.

Fractional Shares

No fractional First Majestic Common Shares will be issued in connection with the Merger and no certificate or other evidence representing fractional First Majestic Common Shares will be issued upon the surrender for exchange of shares of Gatos Common Stock. Each Gatos Stockholder who would otherwise have been entitled to receive a fraction of a First Majestic Common Share (after aggregating all Gatos Common Stock held by such Gatos Stockholder) will receive, in lieu of any such fractional First Majestic Common Share, cash (without interest) in an amount equal to the product of (i) such fractional part of a First Majestic Common Share (rounded to the nearest one thousandth when expressed in decimal form) and (ii) the VWAP of First Majestic Common Shares for a five trading day period, starting with the opening of trading on the sixth trading day prior to the Closing Date and ending with the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg L.P., or if not reported therein, in another authoritative source mutually selected by First Majestic and Gatos (the ”fractional share consideration”).

Payment for Gatos Common Stock

Prior to the Effective Time, First Majestic or Merger Sub will designate a bank or trust company reasonably acceptable to Gatos to act as the Exchange Agent in connection with the Merger for the payment of the Merger Consideration in accordance with the Merger Agreement. At or prior to the Effective Time, First Majestic, on behalf of Merger Sub, will deposit or cause to be deposited with the Exchange Agent in trust for the sole benefit of the holders of Gatos Common Stock an exchange fund consisting of (i) evidence of First Majestic Common Shares issuable in book entry form equal to the aggregate Merger Consideration (excluding any fractional share consideration) and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate fractional share consideration and, from time to time when payable, any dividends or distributions that might be payable in accordance with the Merger Agreement (the ”Exchange Fund”). If the Exchange Fund is insufficient to pay the aggregate fractional share consideration and any applicable dividends or distributions, First Majestic, on behalf of Merger Sub, will promptly deposit or cause to be deposited additional funds with the Exchange Agent in the amount required to make such payment.

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As soon as reasonably practicable following the Effective Time, and in no event later than the fifth business day after such time, First Majestic will cause the Exchange Agent to mail to each holder of record of a valid certificate that immediately prior to the Effective Time represented outstanding Gatos Common Stock or of non-certificated shares of Gatos Common Stock represented by book entry, in each case, whose shares were converted into the right to receive the Merger Consideration (i) a letter of transmittal; and (ii) instructions for surrendering book entry shares or certificates in exchange for payment of the Merger Consideration. Upon surrender of a certificate or book entry share for cancellation to the Exchange Agent and an executed letter of transmittal, the holder of such a certificate or book entry share is entitled to receive in exchange of such certificate or book entry share (i) the applicable Merger Consideration, (ii) any fractional share consideration and (iii) any cash amounts the holder has the right to receive in respect of dividends or distributions on First Majestic Common Shares for each share of Gatos Common Stock formerly represented by the certificate or book entry share. Each holder of record of Gatos Common Stock shall, upon surrender to the Exchange Agent of such certificated or book entry shares, together with such duly executed letter of transmittal and such other documents as may reasonably be required by the Exchange Agent pursuant to such instructions, be entitled to receive in exchange therefor the Merger Consideration as described above, subject to the terms and conditions set forth in the Merger Agreement.

In the case of any certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate has been lost, stolen or destroyed and, if required by First Majestic or the Exchange Agent, the posting by such holder of an indemnity or a bond in an amount determined by First Majestic or the Exchange Agent to be reasonably necessary to indemnify the Exchange Agent and the Surviving Corporation against any claim that may be made with respect to such certificate, the Exchange Agent will issue in exchange therefor the Merger Consideration as described above (together with any cash in lieu of fractional shares of First Majestic Common Shares which would otherwise be issuable in respect of such shares of Gatos Common Stock and any dividends, if applicable, without interest) payable with respect to the shares of Gatos Common Stock represented by such lost, stolen or destroyed certificate.

At the Effective Time, the stock transfer books of Gatos will be closed and thereafter no further transfers of shares of Gatos Common Stock outstanding may be registered and all shares of Gatos Common Stock will no longer be outstanding and will automatically be cancelled and cease to exist. From and after the Effective Time, each holder of Gatos Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration as described above, including the right to receive cash in lieu of fractional First Majestic Common Shares which would otherwise be issuable in respect of such shares of Gatos Common Stock, together with any dividends, if applicable, without interest.

At any time following the date 12 months after the Effective Time, the Surviving Corporation will be entitled to require the Exchange Agent to deliver to First Majestic any Merger Consideration (including any interest received with respect thereto) remaining in the exchange fund that has not been disbursed and thereafter holders of certificated or book entry shares shall be entitled to look only to the Surviving Corporation and First Majestic (subject to abandoned property, escheat or other similar laws) with respect to the applicable Merger Consideration, payable upon surrender of their certificated or book entry shares, without any interest thereon.

Withholding Rights

Each of First Majestic and the Surviving Corporation will be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold (each of First Majestic, the Surviving Corporation or the Exchange Agent, a “Withholding Agent”), from any amounts otherwise payable pursuant to the Merger Agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law. In the event that any such deduction or withholding is required, (i) the applicable Withholding Agent will provide notice to such person as soon as reasonably practicable, (ii) the parties agree to cooperate in good faith to minimize the amount of any deduction or withholding, (iii) the applicable Withholding Agent may deduct the required amount of deduction or withholding from any cash consideration payable to such person and use such amount to satisfy the required deduction or withholding, and (iv) the person and the applicable Withholding Agent may make any other arrangement to fund the deduction or withholding obligation as are mutually satisfactory. Any amounts so withheld will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction and withholding was made.

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Representations and Warranties

The Merger Agreement contains representations and warranties made by Gatos to First Majestic, solely for the benefit of First Majestic, and by First Majestic and Merger Sub to Gatos, solely for the benefit of Gatos. Certain of the representations and warranties in the Merger Agreement are subject to important exceptions and qualifications, including (i) materiality or “Material Adverse Effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “Material Adverse Effect” (as defined below) on the party making such representation or warranty) and (ii) knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have actual knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth in the disclosure letter delivered to First Majestic by Gatos, in the case of representations and warranties made by Gatos, or the disclosure letter delivered to Gatos by First Majestic, in the case of representations and warranties made by First Majestic and Merger Sub (with each letter referred to as the delivering party’s disclosure letter), as well as certain of their respective public filings.

The representations and warranties made by Gatos to First Majestic, and by First Majestic and Merger Sub to Gatos, under the Merger Agreement relate to, among other things:

•	company organization, valid existence, good standing, qualification to do business and the effectiveness of organizational documents;

•	capitalization and ownership of subsidiaries;

•	requisite corporate power and authority to enter into the transactions contemplated by the Merger Agreement, due execution, the valid and binding nature of the Merger Agreement and board resolutions;

•	required consents and approvals from governmental entities;

•	absence of violations of material contracts, organizational documents and applicable law;

•	accuracy and completeness of SEC or SEDAR+ filings, as applicable;

•	accuracy of historic financial statements;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	the absence of undisclosed liabilities;

•	compliance with laws;

•	possession of, and compliance with, permits and authorizations necessary for the conduct of such party’s business;

•

compliance with applicable environmental laws or regulations relating to hazardous materials (meaning those substances defined as hazardous, toxic, waste, pollutant or contaminant) and the absence of outstanding orders relating to compliance with environmental laws;

•	employee benefit plans;

•	conduct of business in the ordinary course and the absence of a Material Adverse Effect (as defined below), in each case since December 31, 2023, through the date of the Merger Agreement;

•

the absence of investigations or reviews pending by a governmental entity or claims, complaints, litigations, actions, petitions, suits, arbitrations, mediations or similar legal proceedings pending that would reasonably be expected to have a Material Adverse Effect (as defined below) or challenge or seek to delay the Merger;

•	tax matters;

•	labor and employment matters;

•	Intellectual Property;

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•	real property, tangible property and leased property;

•	mineral reserves;

•	receipt of opinion from the party’s financial advisor;

•	material contracts;

•	insurance;

•	brokers and transaction-related fees and expenses;

•	compliance with U.S. foreign corrupt practices act and certain similar laws and anti-corruption policies and regulations;

•	that Gatos or First Majestic, as applicable, or their respective Subsidiaries are not sanctioned persons and compliance with applicable sanctions laws;

•	Affiliate transactions;

•	thresholds under the Hart-Scott Rodino Act (in the case of Gatos);

•	the absence of ownership by First Majestic and its Subsidiaries of Gatos Common Stock;

•	the activities of Merger Sub (in the case of First Majestic); and

•	an acknowledgment that the only representations and warranties are those set forth in the Merger Agreement.

For purposes of the Merger Agreement, “Material Adverse Effect”, when used in reference to First Majestic or Gatos, means any change, effect, development, circumstance, condition, state of facts, event or occurrence that (i) has a Material Adverse Effect on the business, results of operations or financial condition of Gatos or First Majestic, as the case may be, and their respective Subsidiaries, taken as a whole, or (ii) that prevents or materially delays the consummation of the transactions contemplated by the Merger Agreement from occurring on or before the Outside Date; provided, however, that in the case of clause (i), no change, effect, development, circumstance, condition, state of facts, event or occurrence to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” exists or has occurred or is reasonably likely to exist or occur except, in the case of the first six items below, to the extent Gatos and its Subsidiaries, taken as a whole, or First Majestic and its Subsidiaries, taken as a whole, as applicable, are disproportionately impacted thereby relative to other entities operating in the same industry or industries and the same jurisdiction, in which case the incremental disproportionate impact may be taken into account in determining whether there has been a “Material Adverse Effect,” and only to the extent otherwise permitted by the Merger Agreement:

•	changes in general United States, Mexico, Canada or global economic conditions;

•

conditions (or changes therein) in any industry or industries in which Gatos or First Majestic, as applicable, operates (including any change, on a current or forward basis, in the price of silver or changes in commodity prices or general market prices affecting the mining industry generally);

•

general legal, tax, economic, political or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions or changes in interest or exchange rates and any such conditions related to a government shutdown, federal debt ceiling or banking or credit crisis;

•	any change or prospective changes occurring after the date of the Merger Agreement in laws or U.S. GAAP or IFRS, as applicable, or the interpretation or enforcement thereof;

•

any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date of the Merger Agreement (including with respect to taxes);

•

(A) any hurricane, tornado, earthquake, flood, fire, explosion, weather-related event, natural or man-made disaster, act of God or other force majeure events or occurrences, (B) epidemics, pandemics or disease

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outbreaks (including COVID-19) or the worsening thereof or applicable laws (or the interpretation thereof) adopted in response thereto, or (C) (1) any outbreak or escalation or worsening of hostilities, acts of war (whether or not declared), military actions, cyber-attacks, data breaches, acts of insurrection, political unrest, riots or any act of sabotage or terrorism (foreign or domestic) or (2) the geopolitical dispute between the Russian Federation and Ukraine and any evolution or worsening thereof, including, the response of any Governmental Entities thereto;

•

compliance with the express terms of the Merger Agreement or any other agreement entered into in connection therewith and any action taken or omitted to be taken by Gatos or First Majestic, as applicable, and its Subsidiaries at the express written direction or request of or with the express prior written consent of the other party;

•

changes in the price of Gatos Common Stock or First Majestic Common Shares, as applicable, in each case in and of itself (it being understood that the changes, effects, developments, circumstances, conditions, state of facts, events or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account);

•

any failure by Gatos or First Majestic, as applicable, to meet any internal or published projections, estimates or expectations of the revenue, earnings or other financial performance or results of operations for any period, in and of itself, of Gatos or First Majestic, as applicable, or any failure by Gatos or First Majestic, as applicable, to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the changes, effects, developments, circumstances, conditions, state of facts, events or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account);

•

the negotiation, public announcement or pendency of the transactions contemplated by the Merger Agreement, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Gatos or First Majestic, as applicable, with customers, suppliers, service providers, employees, Governmental Entities, stockholders, joint venture partners or any other persons having a relationship with Gatos or First Majestic, as applicable, and including any resulting litigation (including any claims of breach of fiduciary duty or disclosure claims); or

•

any reduction in the credit rating of Gatos or First Majestic, as applicable, or their respective Subsidiaries, as applicable, in and of itself (it being understood that the changes, effects, developments, circumstances, conditions, state of facts, events or occurrences giving rise or contributing to such reduction that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account).

Conduct of Business Pending the Merger

Each of First Majestic and Gatos has agreed to certain covenants in the Merger Agreement regarding the conduct of their respective businesses during the time from and after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement (the ”Interim Period”). During the Interim Period, except (i) as set forth in the applicable party’s disclosure letter, (ii) as expressly contemplated or permitted by the Merger Agreement, (iii) as required by applicable law or any governmental entity, (iv) actions intended to protect the life, property or the environment or comply with public health requirements or (v) as consented to in writing by the other party (which consent will not be unreasonably withheld, delayed or conditioned), each of First Majestic and Gatos will, and will cause their respective Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in the ordinary course of business in all material respects and (B) preserve intact its and their present business organizations, keep available the services of its and their executive officers and maintain satisfactory relationships with persons having material business relations with First Majestic or Gatos, as applicable.

During the Interim Period, except (i) as set forth in the applicable party’s disclosure letter, (ii) as expressly contemplated or permitted by the Merger Agreement, (iii) as required by applicable Law or any Governmental Entity, (iv) actions intended to protect the life, property or the environment or comply with public health requirements or (v) as consented to in writing by the other party (which consent will not be unreasonably withheld,

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conditioned or delayed), each of Gatos and First Majestic will not, and will not permit any of their respective Subsidiaries to:

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declare, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Gatos or any of its Subsidiaries or First Majestic or any of its Subsidiaries, as applicable), except dividends and distributions paid or made by a Gatos Subsidiary to Gatos or another wholly-owned Gatos Subsidiary or by a First Majestic Subsidiary to First Majestic or to another wholly-owned Subsidiary of First Majestic, as applicable, and except, in the case of First Majestic, First Majestic’s regular quarterly dividends paid consistent with past practice and in accordance with First Majestic’s publicly announced dividend policy as of the date of the Merger Agreement;

•

split, combine, reduce or reclassify any of its issued or unissued capital stock or amend the terms of any of its or its Subsidiaries’ securities, except for any such transaction by a wholly-owned Subsidiary which remains a wholly-owned Subsidiary after consummation of such transaction;

•

in the case of Gatos, except (A) pursuant to any Gatos benefit plan, collective bargaining agreement, or contract by and between any employee, individual independent contractor, or other individual non-employee service provider of Gatos or any Gatos Subsidiary in effect as of the date of the Merger Agreement or (B) in the ordinary course of business consistent with past practice, (1) materially increase the level of, or accelerate the timing of payment, vesting, or funding of, compensation or benefits to any officer-level employee, (2) materially modify or amend or terminate any material Gatos benefit plan, or establish or adopt any material plan, program, policy or practice that would be a Gatos benefit plan if in effect on the date of the Merger Agreement, (3) hire or engage, or terminate (other than for cause) any officer-level employee (provided, that Gatos or any Gatos Subsidiary may hire an employee as a replacement for a previously terminated employee), or (4) enter into, negotiate, materially amend, or terminate any collective bargaining agreement (or any agreement or arrangement that would be a collective bargaining agreement if in effect on the date of the Merger Agreement);

•

make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by U.S. GAAP (in the case of Gatos) or IFRS (in the case of First Majestic), applicable Law, or policies of the SEC, NYSE or TSX;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) directly or indirectly, in one transaction or in a series of related transactions, any person, or, other than investments required by existing contracts to which it or its Subsidiaries are bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned subsidiaries), property, transfer or purchase of any property or assets of any other person, other than such investments in securities in the ordinary course of business;

•	enter into any new material line of business;

•	amend the governing documents of Gatos or First Majestic or permit any Subsidiary to adopt any amendments to its governing documents;

•

issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in it or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or settled any otherwise unexercisable or unsettled equity award (except as otherwise required by the express terms of any equity award outstanding on the date of the Merger Agreement), other than (A) issuances of shares of Gatos Common Stock or First Majestic Common Shares, as applicable, in respect of the vesting or settlement of equity awards outstanding on the date of the Merger Agreement and in accordance with their respective present terms or (B) transactions between Gatos and a wholly-owned Subsidiary of Gatos, or between wholly-owned Subsidiaries of Gatos, or between First Majestic and a wholly-owned Subsidiary of First Majestic or between wholly-owned Subsidiaries of First Majestic, as applicable;

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directly or indirectly, purchase, redeem or otherwise acquire, including pursuant to existing share repurchase programs, any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, or establish any new repurchase programs with respect to any such shares, except for (A) acquisitions of shares of Gatos Common Stock or First Majestic Common Shares, as applicable, tendered by holders of equity awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (B) the acquisition of its equity awards, respectively, in connection with the forfeiture of such awards and (C) transactions between Gatos and a wholly-owned Subsidiary of Gatos, or between wholly-owned Subsidiaries of Gatos, or between First Majestic and a wholly-owned Subsidiary of First Majestic or between wholly-owned Subsidiaries of First Majestic, as applicable;

•

incur or assume any indebtedness for borrowed money except for (A) any indebtedness for borrowed money among it and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries, (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of it or its Subsidiaries, in each case in an amount not to exceed the amount of the indebtedness replaced, renewed, extended, refinanced or refunded, (C) guarantees by Gatos or First Majestic of indebtedness for borrowed money of its respective wholly-owned Subsidiaries or guarantees by wholly-owned Subsidiaries of indebtedness for borrowed money of Gatos or First Majestic, as applicable, or any wholly-owned Subsidiary of Gatos or First Majestic, as applicable, (D) indebtedness incurred under the Gatos Credit Agreement (in the case of Gatos and its Subsidiaries) and (E) indebtedness incurred in the ordinary course of business in an aggregate amount not to exceed $5,000,000, in the case of Gatos and its Subsidiaries, and $10,000,000, in the case of First Majestic and its Subsidiaries;

•

make any loans to any other person, except for (A) loans among Gatos and a wholly-owned Subsidiary of Gatos, or between wholly-owned Subsidiaries of Gatos, or among First Majestic and a wholly-owned Subsidiary of First Majestic or between wholly-owned Subsidiaries of First Majestic, as applicable and (B) extensions of credit to customers in the ordinary course of business;

•

sell, lease (as lessor), license, transfer or otherwise dispose of, or subject to any lien (other than permitted liens), any properties or assets of its and its Subsidiaries that are material to Gatos or First Majestic and their respective Subsidiaries, as applicable, taken as a whole (including, without limitation, any mining rights of Gatos or First Majestic, as applicable), other than Gatos or First Majestic Intellectual Property, as applicable, except (A) sale and dispositions of raw materials, obsolete or surplus equipment, mine output and other inventories in the ordinary course of business, (B) encumbrances and liens that are incurred in connection with indebtedness permitted to be incurred, (C) for transactions among Gatos and a wholly-owned Subsidiary of Gatos, or among wholly-owned Subsidiaries of Gatos, or between First Majestic and a wholly-owned Subsidiary of First Majestic or between wholly-owned Subsidiaries of First Majestic, as applicable, and (D) for sales of assets that do not exceed, in the aggregate, a fair market value of $5,000,000, in the case of Gatos and its Subsidiaries, and $10,000,000, in the case of First Majestic and its Subsidiaries;

•

(A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any lien (other than permitted liens), any Gatos or First Majestic Intellectual Property, as applicable, that is material to it and its Subsidiaries’ respective business, taken as a whole, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to vendors or service providers for use for the benefit of it or its Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of it or its Subsidiaries, except pursuant to reasonable protective confidentiality agreements;

•

compromise or settle any action against it or its Subsidiaries other than with respect to transaction litigation, or any action related to tax, other than the compromise or settlement of actions made (A) in the case of Gatos and its Subsidiaries, in the ordinary course of business or (B) in the case of Gatos and First Majestic and their respective Subsidiaries, that: (1) would not result in liability in excess of $10,000,000 in the aggregate, in the case of Gatos, and $20,000,000 in the aggregate, in the case of First Majestic, or such greater amount reserved therefor or reflected in the Gatos SEC documents or First Majestic SEDAR+ documents (excluding any amounts that insurance companies have agreed to pay under existing insurance policies), as applicable, (2) contains a full release of it or its applicable Subsidiaries and (3) does not involve an admission of criminal wrongdoing or impose any material injunctive or other non-monetary remedy or a material restriction on it and its Subsidiaries (other than customary release, confidentiality and non-disparagement obligations);

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make or change any material tax election, change any tax accounting period for purposes of a material tax or material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to material taxes or agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local, or non-U.S. Law) with respect to any material tax, enter into any tax sharing, tax allocation, tax indemnification or similar agreement (other than (1) any agreements entered into in the ordinary course of business that are not primarily related to taxes or (2) any such agreement to which it or any of its Subsidiaries are the only counterparties), make a written request for a material tax ruling to any Governmental Entity or surrender any right to claim a material tax refund, except in each case with respect to any such actions taken in the ordinary course of business, or that are not reasonably expected to materially increase its and its Subsidiaries’ tax liabilities;

•

make any new capital expenditure or expenditures in excess of $3,000,000 individually or $5,000,000 in the aggregate, in the case of Gatos, and $6,000,000 individually or $10,000,000 in the aggregate, in the case of First Majestic, that are not consistent with Gatos’ or First Majestic’s respective budget plan provided to the other party prior to the execution of the Merger Agreement or Gatos’ or First Majestic’s 2025 budget plan, as applicable;

•

except in the ordinary course of business, (A) enter into any contract that would, if entered into prior to the date of the Merger Agreement, be a “material contract” as defined in the Merger Agreement with respect to Gatos and its Subsidiaries or First Majestic and its Subsidiaries, as appliable, or (B) materially modify, materially amend or terminate or fail to renew any “material contract” as defined in the Merger Agreement with respect to Gatos and its Subsidiaries or First Majestic and its Subsidiaries, as appliable;

•

authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly-owned Subsidiaries or file a petition in bankruptcy;

•	materially reduce the amount of insurance coverage or fail to use commercially reasonable efforts to renew any material existing insurance policies;

•

in the case of Gatos, amend or otherwise modify in any material respect any engagement letter between Gatos and any financial advisor described in the Gatos disclosure letter or enter into a new engagement letter with any such financial advisor; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Agreement Not to Solicit Other Offers

During the Interim Period, each of Gatos and First Majestic have agreed not to, and to cause its Subsidiaries and its and their respective officers and not to, and will instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal (as defined below) or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal;

•

participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any person (other than First Majestic, Merger Sub and their representatives, in the case of Gatos, and Gatos and its representatives, in the case of First Majestic) any non-public information relating to it or its Subsidiaries in connection with any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal; or

•

waive, terminate, modify or release any person from any provision of any “standstill” or similar agreement or obligation, except in the event, in the case of Gatos, the Gatos Board (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee, and in the case of First Majestic, the First Majestic Board, determines in good faith after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of its board of directors or, in the case of Gatos, the Gatos Special Committee under applicable Law.

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Notwithstanding these limitations, the Merger Agreement provides that if, at any time prior to obtaining the approval of its stockholders, Gatos or First Majestic receives a bona fide, unsolicited Competing Proposal from any person that did not result from a material breach of such party’s non-solicitation obligations, which such party’s board of directors or, in the case of Gatos, the Gatos Special Committee determines in good faith after consultation with outside legal and financial advisors, constitutes or would reasonably be expected to lead to or result in a Superior Proposal (as defined below), then Gatos or First Majestic, as applicable, may:

•

furnish non-public information regarding, and/or provide access to the business, properties, assets, books or records of, it and its Subsidiaries to the person making such Competing Proposal and such person’s representatives if, and only if, prior to so furnishing such information, it receives from such person an acceptable confidentiality agreement as contemplated by the Merger Agreement (provided that it also provides the other party any such information that is provided to such person that was not previously provided to the other party within 48 hours of providing to such person); and

•	engage in discussions or negotiations with such person regarding the Competing Proposal.

A “Competing Proposal” means with respect to a party, other than a party to the Merger Agreement or its Affiliates, whether or not in writing, any inquiry, proposal or offer from, or public expression of intention by, any person or “group” (as defined in the Section 13(d) of the U.S. Exchange Act and the rules promulgated thereunder) of persons relating to (i) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions of (A) twenty percent (20%) or more of the consolidated assets of such party and its Subsidiaries taken as a whole (based on the most recent consolidated financial statements of such party filed with the SEC or SEDAR+, as the case may be), or (B) twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such party or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such party whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of such party and its Subsidiaries taken as a whole (based on the most recent consolidated financial statements of such party filed with the SEC or SEDAR+, as the case may be), (ii) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group owning (A) twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such party or twenty percent (20%) or (B) more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such party whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of such party and its Subsidiaries taken as a whole (based on the most recent consolidated financial statements of such party filed with the SEC or SEDAR+, as the case may be), or (iii) a plan of arrangement, Merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, (A) twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of such party or twenty percent (20%) or (B) more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Subsidiaries of such party whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of such party and its Subsidiaries taken as a whole (based on the most recent consolidated financial statements of such party filed with the SEC or SEDAR+, as the case may be).

A “Superior Proposal” means any bona fide, written Competing Proposal (with references to 20% being deemed to be replaced with references to 50%) not solicited in breach of the non-solicitation obligations set forth in the Merger Agreement, which such party’s board of directors or, in the case of Gatos, the Gatos Special Committee determines in good faith after consultation with outside legal and financial advisors to be (i) more favourable from a financial point of view to their respective shareholders than the Merger, taking into account all relevant factors (including any adjustment to the terms and conditions proposed by the other party in response to such proposal) and (ii) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (i)

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and (ii), taking into account the certainty and timing of closing, financing arrangements, the identity of the party making the proposal and such other legal, financial, regulatory and other aspects of such proposal as such party’s board of directors or, in the case of Gatos, the Gatos Special Committee deems in good faith relevant.

The Merger Agreement also requires each party to (i) notify the other party in writing promptly, and in no event later than 24 hours, after receipt of any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal and indicate the identity of the person making the Competing Proposal and the material terms (including price) and conditions of any such Competing Proposal, and (ii) keep the other party reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such Competing Proposal.

Each of Gatos and First Majestic is promptly required to cease, and cause its Subsidiaries and its and their respective directors and officers to cease, and instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other representatives to cease, any and all existing discussions or negotiations with any third parties (including provision of or access to any non-public information to any third parties) conducted before entering into the Merger Agreement with respect to any Competing Proposal. Each of Gatos and First Majestic are required to promptly terminate access by any other person and its representatives to any physical or electronic data room, in each case, relating to or in connection with, any Competing Proposal, and request any person that has executed a confidentiality or non-disclosure agreement at any time within the 12 month period immediately prior to the date of the Merger Agreement to return or destroy all confidential information in the possession of such person and its representatives.

Change of Recommendation

During the Interim Period, except as otherwise specifically provided for in the non-solicitation provisions set forth in the Merger Agreement, neither party’s board of directors nor any committee thereof may:

•	approve, recommend or declare advisable any Competing Proposal or propose publicly to do so;

•

fail to include (i) in the case of the Gatos Board, its recommendation to the Gatos Stockholders to adopt the Merger Agreement (the “Gatos Board Recommendation”) in the Proxy Statement/Prospectus or (ii) in the case of the First Majestic Board, its recommendation to the First Majestic Shareholders to approve the Share Issuance Resolution in connection with the Merger (the “First Majestic Board Recommendation”) in this Management Information Circular;

•

withdraw or withhold (or modify, qualify or amend in any manner adverse to the other party), or propose publicly to withdraw or withhold (or modify, qualify or amend in any manner adverse to the other party) the Gatos Board Recommendation or First Majestic Board Recommendations, as applicable;

•

in the case of a Gatos Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the U.S. Exchange Act for outstanding shares of Gatos Common Stock (other than by First Majestic or an Affiliate of First Majestic), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Gatos Stockholders on or prior to the earlier of (i) three business days prior to the date of the Gatos Special Meeting and (ii) 10 business days after commencement of such tender offer or exchange offer;

•

fail to reaffirm the Gatos Board Recommendation or First Majestic Board Recommendation, as applicable, within five business days after the other party so requests in writing (or such fewer number of days as remains prior to the date that is three business days prior to the Gatos Special Meeting) (other than, in the case of Gatos, a Competing Proposal pursuant to the immediately preceding bullet); or

•	approve or enter into any letter of intent or other contract relating to any Competing Proposal, other than an acceptable confidentiality agreement.

The taking of any of the actions set forth in the first five bullets above will constitute a “Change of Recommendation”.

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Prior to the receipt of the Gatos Stockholder Approval, in the case of Gatos, or the First Majestic Shareholder Approval, in the case of First Majestic, the Gatos Board (acting upon the recommendation of the Gatos Special Committee) or Gatos Special Committee or First Majestic Board, as applicable may:

•

make a Change of Recommendation following receipt of a Competing Proposal that did not result from a material breach of the non-solicitation obligations set forth in the Merger Agreement, and which the Gatos Board (acting upon the recommendation of the Gatos Special Committee) or Gatos Special Committee or First Majestic Board determines in good faith after consultation with outside legal and financial advisors is or is reasonably likely to lead to a Superior Proposal (or continues to be a Superior Proposal following the notice of change period); or

•	make a Change of Recommendation in response to the occurrence of an intervening event;

provided, in the case of each of the foregoing bullets, if and only if, the Gatos Board (acting upon the recommendation of the Gatos Special Committee) or Gatos Special Committee or First Majestic Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Gatos Board or Gatos Special Committee or First Majestic Board, as applicable, under applicable Law.

No party is permitted to make a Change of Recommendation pursuant to the foregoing unless:

•

such party has provided the other party with four business days’ prior written notice (or, in the case of such notice in respect of a material amendment to Superior Proposal for which it previously provided such a notice, two business days’ prior written notice) advising the other party that its board of directors or, in the case of Gatos, the Gatos Special Committee intends to take such action and contemporaneously provided to the other party (A) in the case of a Superior Proposal, the identity of the person making the Superior Proposal and the material terms and conditions of such Superior Proposal and, if available, a copy of any proposed agreements for such Superior Proposal, or (B) in the case of an Intervening Event (as defined below), a description in reasonable detail of such Intervening Event; and

•

during such initial four business day period (or, if applicable, any subsequent two business day period) and ending at 11:59 p.m. (New York City time) on such fourth (4th) business day following delivery of the relevant notice (or, if applicable, second (2nd) business day), (A) such party negotiates with the other party and its representatives in good faith to enable the other party to determine whether to propose revisions to the terms of the Merger Agreement or any other agreement related to the transactions such that, in the case of a Superior Proposal, such Competing Proposal would no longer constitute a Superior Proposal or, in the case of an Intervening Event, the failure to make such Change of Recommendation in response to such Intervening Event would no longer be expected to be inconsistent with the fiduciary duties of the members of its board of directors or, in the case of, the Gatos Special Committee under applicable Law, and (B) such party considers in good faith any proposal by the other party to amend the terms and conditions of the Merger Agreement or any other agreement related to the transactions such that, in the case of a Superior Proposal, such Competing Proposal would no longer constitute a Superior Proposal or, in the case of an Intervening Event, the failure to make such Change of Recommendation in response to such Intervening Event would no longer be expected to be inconsistent with the fiduciary duties of the members of its board of directors or, in the case of Gatos, the Gatos Special Committee under applicable Law.

None of the foregoing will prohibit Gatos or First Majestic from disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the U.S. Exchange Act (or directors’ circular required by Canadian Securities Laws), or from issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the U.S. Exchange Act; provided, that the foregoing does not permit either party’s board of directors or, in the case of Gatos, the Gatos Special Committee to recommend to its stockholders to tender any securities in connection with any tender offer or exchange offer that is a Competing Proposal or otherwise make a Change of Recommendation except in compliance with the terms of the Merger Agreement.

As further described in the section below entitled “The Merger Agreement – Expenses and Termination Fee” if (i) First Majestic terminates the Merger Agreement due to the Gatos Board or Gatos Special Committee making a

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Change of Recommendation, or if Gatos terminates the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal, Gatos will be required to pay First Majestic a termination payment of $28.0 million in cash and (ii) if Gatos terminates the Merger Agreement due to the First Majestic Board making a Change of Recommendation or if First Majestic terminates the Merger Agreement to enter into a definitive agreement providing for a Superior Proposal, First Majestic will be required to pay Gatos a termination payment of $46.0 million in cash.

For purposes of the Merger Agreement, an “Intervening Event” means, with respect to either party, any material event, fact, circumstance, effect, development or occurrence that was not known to, or reasonably foreseeable by, such party’s board of directors or, in the case of Gatos, the Gatos Special Committee as of the date of the Merger Agreement or, if known, the material consequences of which were not known or reasonably foreseeable as of the date of the Merger Agreement; provided that none of the following events, changes or developments will constitute an Intervening Event:

•	the receipt, existence or terms of any Competing Proposal;

•

changes in the market price or trading volume of such party’s stock or the fact that such party meets or exceeds (or fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period; provided, further that the exceptions contained in the foregoing proviso shall not apply to the underlying causes giving rise to, or contributing to, such event, change or development or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred;

•

changes after the date hereof in general United States, Mexico, Canada or global economic conditions or conditions (or changes therein) in any industry or industries in which either party operates (including any change (on a current or forward basis) in the price of silver or changes in commodity prices or general market prices affecting the mining industry generally); or

•	changes after the date hereof affecting financial, credit or capital market conditions or changes in interest or exchange rates.

Preparation of the Form F-4, the Proxy Statement/Prospectus and First Majestic Circular; Gatos Special Meeting and First Majestic Special Meeting

Gatos will, in accordance with applicable law and its governing documents, establish a record date for, duly call, and give notice of the Gatos Special Meeting as promptly as practicable and mail the Proxy Statement/Prospectus to its stockholders entitled to vote at the Gatos Special Meeting as soon as practicable after the Form F-4 is declared effective by the SEC (or such later date as the parties shall agree). Unless the Gatos Board or the Gatos Special Committee has made a Change of Recommendation in compliance with the provisions of the Merger Agreement, Gatos shall, through the Gatos Board (acting upon the recommendation of the Gatos Special Committee), make the Gatos Board Recommendation, include such recommendation in the Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Gatos Stockholder Approval. Gatos has the right, following consultation with First Majestic, to make (and, if so requested by First Majestic, shall be required to make) one or more successive postponements or adjournments of the Gatos Special Meeting of not more than 15 days individually if (i) on a date for which the Gatos Special Meeting is scheduled, (A) there are insufficient shares of Gatos Common Stock represented to constitute a quorum necessary to conduct the business of such meeting or (B) Gatos has not received proxies representing a sufficient number of shares of Gatos Common Stock to obtain the Gatos Stockholder Approval, whether or not a quorum is present, or (ii) such adjournment or postponement is required by applicable law, including to the extent the Gatos Board has determined in good faith after consultation with outside counsel that such adjournment or postponement is required under applicable law to ensure that any required supplement or amendment to the Proxy Statement/Prospectus or the Form F-4 is provided or made available to Gatos Stockholders or to permit dissemination of information which is material to stockholders voting at the Gatos Special Meeting and to give Gatos Stockholders sufficient time to evaluate any such supplement or amendment or other information. The Gatos Special Meeting will not be postponed or adjourned pursuant to clause (i) of the foregoing sentence to a date that is in the aggregate more than 30 days after the date on which the Gatos Special Meeting was originally scheduled. Without the prior written consent of First Majestic, the adoption of the Merger Agreement shall be the only matter

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(other than matters of procedure and matters required by applicable Law to be voted on by Gatos’ Stockholders in connection with the authorization of the Merger Agreement) that Gatos shall propose to be acted on by the Gatos Stockholders at the Gatos Special Meeting.

First Majestic will, in accordance with applicable Law and its governing documents, establish a record date for, duly call, and give notice of the First Majestic Special Meeting as promptly as practicable and send the First Majestic Management Information Circular to the First Majestic Shareholders entitled to vote at the First Majestic Special Meeting and hold the First Majestic Special Meeting as soon as practicable after the Form F-4 is declared effective by the SEC (or such later date as the parties shall agree). Unless the First Majestic Board has made a Change of Recommendation in compliance with the provisions of the Merger Agreement, First Majestic shall, through the First Majestic Board make the First Majestic Board Recommendation, include such recommendation in the Management Information Circular and solicit and use its reasonable best efforts to obtain the First Majestic Shareholder Approval. First Majestic has the right, following consultation with Gatos, to make (and, if so requested by Gatos, shall be required to make) one or more successive postponements or adjournments of the First Majestic Special Meeting of not more than 15 days individually if (i) on a date for which the First Majestic Special Meeting is scheduled, (A) there are insufficient First Majestic Common Shares represented to constitute a quorum necessary to conduct the business of such meeting or (B) First Majestic has not received proxies representing a sufficient number of First Majestic Common Shares to obtain the First Majestic Shareholder Approval, whether or not a quorum is present, or (ii) such adjournment or postponement is required by applicable Law, including to the extent the First Majestic Board has determined in good faith after consultation with outside counsel that such adjournment or postponement is required under applicable Law to ensure that any required supplement or amendment to the First Majestic Management Information Circular is provided or made available to First Majestic Shareholders or to permit dissemination of information which is material to shareholders voting at the First Majestic Special Meeting and to give First Majestic Shareholders sufficient time to evaluate any such supplement or amendment or other information. The First Majestic Special Meeting will not be postponed or adjourned pursuant to clause (i) of the foregoing sentence to a date that is in the aggregate more than 30 days after the date on which the First Majestic Special Meeting was originally scheduled. Without the prior written consent of Gatos, the issuance of the First Majestic Common Shares shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by First Majestic’s Stockholders in connection with the authorization of the Merger Agreement) that First Majestic shall propose to be acted on by the First Majestic Shareholders at the First Majestic Special Meeting.

Unless the Merger Agreement has been terminated in accordance with its terms, (i) the Gatos Special Meeting shall be convened and the Merger Agreement shall be submitted for authorization by the stockholders of Gatos at the Gatos Special Meeting (notwithstanding any Change of Recommendation permitted by the Merger Agreement) and (ii) the First Majestic Special Meeting shall be convened and the issuance of the First Majestic Common Shares shall be submitted for approval by the First Majestic Shareholders at the First Majestic Special Meeting.

Gatos and First Majestic will use their respective reasonable best efforts to hold the Gatos Special Meeting and the First Majestic Special Meeting as closely together in time as practicable and on the same date and as soon as reasonably practicable after the date of the Merger Agreement.

Reasonable Best Efforts

Subject to certain exceptions and qualifications described in the Merger Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable after the date of the Merger Agreement, including taking all actions necessary to cause the applicable conditions to closing to be satisfied and executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Each party will (i) use its reasonable best efforts to make the appropriate filings under Mexico’s Antitrust Law as soon as reasonably practicable but in no event later than 20 business days after the date of the Merger

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Agreement, (ii) cooperate and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, (iii) promptly inform the other party of any material communication given by the Antitrust Division of COFECE or other Governmental Entity, and any material communication received or given in connection with any proceeding by a private party, under any antitrust law; (iv) permit the other party a reasonable opportunity to review in advance of any material communication that it gives to, and consult with each other in advance of any meeting with, COFECE or other Governmental Entity, or in the case of any proceeding by a private party under antitrust law, such private party and (v) to the extent permitted by any applicable Governmental Entity or other person, give the other party a reasonable opportunity to attend and participate in any in-person meetings with COFECE or other Governmental Entity or other person with respect to the transactions contemplated by the Merger Agreement.

Each of First Majestic and Gatos will not, and will cause their respective Affiliates not to, except as permitted by or provided for in the Merger Agreement, without the prior written consent of the other party, take or cause to be taken any action that could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any required governmental consents contemplated by the Merger or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an order prohibiting the transactions contemplated by the Merger Agreement; (iii) increase the risk of not being able to remove any such order on appeal or otherwise; (iv) materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement; or (v) cause any of the representations or warranties of First Majestic and Merger Sub or Gatos, respectively, to become inaccurate in any material respect or any of the covenants of First Majestic and Merger Sub or Gatos, respectively, to be breached in any material respect or result in the failure to be satisfied of any of the conditions to closing.

First Majestic will, and will cause its Affiliates to, use their reasonable best efforts to avoid or eliminate each and every impediment under applicable Law so as to enable the consummation of the transactions contemplated by the Merger Agreement to occur as soon as reasonably possible (and in any event no later than the Outside Date), including taking all actions requested by any Governmental Entity or necessary to resolve any objections that may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement, except to the extent that such action or actions would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the business, results of operations or financial condition of First Majestic, the First Majestic Subsidiaries, Gatos and the Gatos Subsidiaries, taken as a whole. Neither First Majestic nor the First Majestic Subsidiaries shall be obligated or required to take any action to directly or indirectly dispose of any interest in the San Dimas Silver/Gold Mine, Santa Elena Silver/Gold Mine or La Encantada Silver Mine.

Indemnification; Exculpation and Insurance

For not less than six years from and after the Effective Time, First Majestic will cause the Surviving Corporation to indemnify and hold harmless all past and present directors, officers and employees of Gatos and its Subsidiaries, and each director, officer, member, trustee or fiduciary of another person (but only to the extent that such director, officer, member, trustee or fiduciary is or was serving in such capacity at the request of Gatos) (the ”Indemnified Parties”) against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with, arising out of or otherwise related to any actual or threatened action or investigation in connection with, arising out of or otherwise related to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time in connection with such Indemnified Party’s service as an officer, director or employee of Gatos or any of its Subsidiaries or of any persons serving at the request thereof, to the fullest extent permitted by law and provided pursuant to Gatos’ or its Subsidiaries’ governing documents or any indemnification or similar agreements in existence on the date of the Merger Agreement.

All rights to indemnification, exculpation and advancement in existence on the date of the Merger Agreement will survive the Merger and remain in effect for six years following the completion of the Merger and no such rights may be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party.

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First Majestic will cause the Surviving Corporation to maintain, for an aggregate period of not less than six years from the Effective Time, the current directors’ and officers’ liability insurance policy maintained by Gatos or a tail policy with respect to claims arising from facts or events occurring at or prior to the Effective Time; however, the Surviving Corporation shall not be required to expend more than 400% of the last annual premium for such policy.

Certain United States Tax Matters

First Majestic and Gatos intend that, for U.S. federal, and applicable state and local, income tax purposes, (i) the Merger qualifies as a “reorganization” under Section 368(a) of the Code to which each of First Majestic, Merger Sub, and Gatos are parties under Section 368(b) of the Code and (ii) the Merger will not result in the recognition of gain under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of First Majestic following the Merger that does not enter into a five-year gain recognition agreement as provided under Treasury Regulations Section 1.367(a)-8 (a “GRA”)) (clauses (i) and (ii) are referred to in the Merger Agreement as the ”Intended Tax Treatment”). The Merger Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). The Merger will be reported by the parties for all applicable tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by applicable Law or a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a) of the Code.

The obligation of Gatos to complete the Merger is conditioned upon the receipt of an opinion, dated as of the Closing Date, from White & Case LLP (or other legal counsel selected by Gatos), to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on representations, warranties and covenants contained in representation letters provided by First Majestic and Gatos and on customary factual assumptions, all of which must be consistent with the state of existing facts as of the Effective Time of the Merger.

First Majestic and the Surviving Corporation have agreed to provide any information in the possession of First Majestic or the Surviving Corporation or otherwise reasonably ascertainable or obtainable which is reasonably requested by a Gatos Stockholder that has entered into a GRA with respect to the Merger and notified First Majestic in writing that it has entered into the GRA in order to comply with the filing requirements applicable to such GRA. First Majestic and the Surviving Corporation have agreed to use commercially reasonable efforts to inform any such Gatos Stockholder of the occurrence of any material events that would reasonably be expected to affect any such Gatos Stockholder’s GRA.

Employee Benefits Matters

For at least one year following the Closing Date, First Majestic has agreed to provide each individual who is employed by Gatos or its Subsidiaries as of immediately prior to the Effective Time of the Merger (for so long as such individual is employed by Gatos or its Subsidiaries during such one year period) (the ”Continuing Employees”) with the following: (i) a base salary or wage rate level and cash incentive opportunities at least equal to the base salary or hourly wage level and cash incentive opportunities to which they were entitled immediately prior to the completion of the Merger and (ii) other benefits, perquisites and terms and conditions of employment that are substantially similar and no less favourable than such employees were entitled to receive immediately prior to the completion of the Merger, but in no cases, any less generous than required pursuant to applicable Law.

First Majestic, or one of its Affiliates, shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans in which Continuing Employees are eligible to participate immediately following the Closing Date (including any Gatos benefit plans or group health plans of First Majestic or any of its Affiliates (the ”First Majestic Benefit Plans”)) to be waived with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing

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for which payment has been made under any group health plans in which Continuing Employees are eligible to participate immediately following the Closing Date and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar employee benefit plan, give each Continuing Employee service credit for such Continuing Employee’s employment with Gatos and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable First Majestic Benefit Plan, as if such service had been performed with First Majestic or one of its Affiliates or predecessors.

First Majestic will permit, or cause its Affiliates to permit, the Continuing Employees to use all vacation, sick leave and other paid personal time that such Continuing Employees have accrued, but have not used, as of immediately prior to the Closing in accordance with the terms of vacation, sick leave and paid personal time programs that are not less favourable to the Continuing Employees than those in effect immediately prior to the Closing Date. First Majestic will recognize and assume, or shall cause to be recognized and assumed, all liabilities with respect to accrued but unused vacation, sick leave and paid personal time for all Continuing Employees.

The Merger Agreement provides that nothing contained therein shall (i) confer upon any Continuing Employee any rights or remedies, including any right to employment or continued employment for any period or terms of employment, (ii) be interpreted to prevent or restrict First Majestic or any of its Affiliates from modifying or terminating the employment or terms of employment of any Continuing Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date or (iii) be treated as an amendment or other modification of any Gatos benefit plan or other employee benefit plan or arrangement.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things and subject to certain exceptions and qualifications described in the Merger Agreement:

•

each party providing reasonable access to such party’s properties, offices, books, contracts and records, furnishing reasonably promptly to the other party information concerning its business, properties and personnel as such other party may reasonably request in connection with the consummation of the transactions contemplated by the Merger Agreement and cooperating in connection with such access and disclosure obligations;

•	each party agreeing to hold any non-public information in confidence in accordance with the terms of the confidentiality agreement between the parties;

•

each party to provide one another with prompt notice (i) of any written notice from any party to a material contract of such party, (ii) of any written notice from any Governmental Entity in connection with the transactions contemplated by the Merger Agreement and (iii) upon becoming aware of the occurrence of any fact, change, effect, development, circumstance, condition, state of facts, event or occurrence that would cause or result in any of the conditions to the Merger not being satisfied or the failure by such party to comply with, in any material respect, any covenant or agreement to be complied with by such party under the Merger Agreement;

•

Gatos to reasonably consult with First Majestic regarding the 2025 budget for Gatos and its Subsidiaries, including by providing a substantially final draft of such 2025 budget, in each case to the extent permitted by applicable Law;

•	mutual consent and review rights over any press release or other public announcement with respect to the Merger, subject to certain exceptions;

•

First Majestic to, as promptly as reasonably practicable, inform Gatos of any material communication received by First Majestic, its Subsidiaries or their respective legal counsel, accountants or other representatives in connection with certain tax matters from the Servicio de Administracion Tributaria and promptly inform Gatos of any material developments with respect to such tax matters;

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•

each party to (i) provide prompt written notice of any legal proceeding related to the Merger, (ii) allow the other party to participate (but not control) in the defense of such legal proceeding and (iii) not offer or agree to settle any legal proceeding without the other party’s prior written consent;

•

Gatos to reasonably cooperate with First Majestic and to use its reasonable best efforts to take all actions reasonably necessary, proper or advisable under applicable Laws and rules and policies of the NYSE and TSX to enable the delisting by the Surviving Corporation of the Gatos Common Stock from the NYSE and TSX as promptly as practicable after the Effective Time and the deregistration of the Gatos Common Stock under the U.S. Exchange Act as promptly as practicable after the Effective Time; and

•

First Majestic to take all action necessary to cause the First Majestic Common Shares to be issued in the Merger to be approved for listing on the NYSE and TSX prior to the Effective Time and Gatos to reasonably cooperate with First Majestic in the preparation of the materials to be submitted to the NYSE and TSX and the resolution of any comments received.

Nothing contained in the Merger Agreement shall give either Gatos or First Majestic, directly or indirectly, the right to control or direct the business or operations of the other party prior to the Effective Time and, prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over it and its subsidiaries’ respective business and operations.

Conditions to the Completion of the Merger

The respective obligations of each party to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in writing in whole or in part by the relevant party to the extent permitted by law:

Conditions to the Obligations of Both Parties

•

the affirmative vote of the holders of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the authorization of the Merger Agreement at the Gatos Special Meeting in favour of such authorization;

•

the approval of the issuance of the First Majestic Common Shares as Merger Consideration by simple majority of the votes cast by holders of First Majestic Common Shares present in person or by proxy at the First Majestic Special Meeting and entitled to vote at the First Majestic Special Meeting;

•

the effectiveness of the Form F-4 in accordance with the provisions of the U.S. Securities Act and the absence of any stop order suspending the effectiveness of the Form F-4 or proceeding to that effect shall have been commenced or threatened in writing by the SEC unless subsequently withdrawn;

•

the absence of any rule, regulation or other law or order entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction which prevents, prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement;

•	all required approvals or clearances pursuant to Mexico’s Antitrust Law having been received; and

•

the First Majestic Common Shares to be issued as Merger Consideration having been approved for listing on the NYSE, subject to official notice of issuance, and conditionally approved or authorized for listing on the TSX (subject only to customary listing conditions).

Conditions to the Obligations of First Majestic and Merger Sub

•

certain representations and warranties of Gatos relating to the absence of a Gatos Material Adverse Effect from December 31, 2023, through the date of the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date;

•

certain representations and warranties of Gatos relating to its capitalization being true and correct in all respects, except for any de minimis inaccuracies, as of the date of the Merger Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date);

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The Merger Agreement

•

certain representations and warranties of Gatos relating to qualification, organization, subsidiaries, certain rights with respect to the shares of capital stock, corporate authority relative to the Merger Agreement, and finders and brokers (without giving effect to any qualification as to materiality or Gatos Material Adverse Effect contained therein) being true and correct in all material respects as of the date of the Merger Agreement and the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date);

•

each of the other representations and warranties of Gatos set forth in the Merger Agreement (without giving effect to any qualification as to materiality or Gatos Material Adverse Effect contained therein) being true and correct as of the date of the Merger Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where any failures of any such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect;

•

Gatos having performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•

First Majestic having received a certificate signed on behalf of Gatos by a duly authorized executive officer of Gatos certifying that the conditions set forth in the bullets directly above have been satisfied; and

•

since the date of the Merger Agreement until the Effective Time, there having not occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence that has had, or is reasonably likely to have, a Gatos Material Adverse Effect.

Conditions to the Obligations of Gatos

•

certain representations and warranties of First Majestic relating to the absence of a First Majestic Material Adverse Effect from December 31, 2023, through the date of the Merger Agreement being true and correct in all respects as of the date of the Merger Agreement and the Closing Date;

•

certain representations and warranties of First Majestic and Merger Sub relating to its capitalization being true and correct in all respects, except for any de minimis inaccuracies, as of the date of the Merger Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date);

•

certain representations and warranties of First Majestic relating to qualification, organization, subsidiaries, certain rights with respect to the shares of capital stock, corporate authority relative to the Merger Agreement, and finders and brokers (without giving effect to any qualification as to materiality or First Majestic Material Adverse Effect contained therein) being true and correct in all material respects as of the date of the Merger Agreement and the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date);

•

each of the other representations and warranties of First Majestic and Merger Sub set forth in the Merger Agreement (without giving effect to any qualification as to materiality or First Majestic Material Adverse Effect contained therein) being true and correct as of the date of the Merger Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case, as of such date), except where any failures of any such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect;

•

First Majestic and Merger Sub having performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•

Gatos having received a certificate signed on behalf of First Majestic by a duly authorized executive officer of First Majestic certifying that the conditions set forth in the bullets directly above have been satisfied;

•

Gatos having received an opinion from White & Case (or other legal counsel selected by Gatos), in form and substance reasonably satisfactory to Gatos, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger qualifies as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code; and

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The Merger Agreement

•

since the date of the Merger Agreement until the Effective Time, there having not occurred any change, effect, development, circumstance, condition, state of facts, event or occurrence that has had, or is reasonably likely to have a First Majestic Material Adverse Effect.

Frustration of Closing Conditions

None of the parties may rely, as a basis for not consummating the Merger, on the failure of any condition set forth above to be satisfied if such failure was caused by such party’s material failure to comply with any provision of the Merger Agreement.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Gatos Stockholder Approval or First Majestic Shareholder Approval, under the following circumstances:

•	by mutual written consent of First Majestic and Gatos;

•

by either First Majestic or Gatos, if there has been a breach by Gatos, in the case of a termination by First Majestic, or if there has been a breach by First Majestic or Merger Sub, in the case of a termination by Gatos, of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would result in certain conditions to consummation of the Merger not being satisfied (and such breach is not curable prior to the Outside Date or, if curable prior to the Outside Date, has not been cured within the earlier of (i) 45 days after the receipt of written notice from the non-breaching party or (ii) one business day before the Outside Date); provided that the Merger Agreement may not be terminated pursuant to this provision by any party if such party is then in material breach of any representation, warranty, covenant or agreement in the Merger Agreement;

•

by either First Majestic or Gatos, if the Closing has not occurred by 5:00 p.m., Eastern time, on April 30, 2025 (such date, as may be extended pursuant to the following proviso, the ”Outside Date”); provided, that in the event that on such date all of the conditions to closing have been satisfied or waived other than the conditions set forth in the provisions related to the absence of adverse laws or orders to the extent related to antitrust clearances, so long as such condition remains capable of being satisfied, the termination date will automatically be extended to 5:00 p.m. (Eastern time) on May 31, 2025; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party whose breach of any representation, warranty, covenant or agreement in the Merger Agreement has been the cause of, or resulted in, the closing not occurring prior to the Outside Date;

•	by First Majestic, if, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board or any committee thereof has made a Gatos Change of Recommendation;

•	by Gatos, if, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board or any committee thereof has made a First Majestic Change of Recommendation;

•

by either Gatos or First Majestic if there is any rule, regulation or other law or order entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction which prevents, prohibits or makes illegal the consummation of the transactions contemplated by the Merger Agreement and the adverse law or order has become final and non-appealable; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to a party whose action or failure to act has been the primary cause of, or primarily resulted in, the action or event described in this provision occurring;

•

by either Gatos or First Majestic, if the Gatos Stockholder Approval has not been obtained at the Gatos Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party where the failure to obtain such Gatos Stockholder Approval shall have been caused by a material breach by such party of the Merger Agreement;

•

by either First Majestic or Gatos, if the First Majestic Shareholder Approval has not been obtained at the First Majestic Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such

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The Merger Agreement

approval was taken; provided that the right to terminate the Merger Agreement pursuant to this provision shall not be available to any party where the failure to obtain such First Majestic Shareholder Approval shall have been caused by a material breach by such party of the Merger Agreement;

•

by Gatos, if, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board or the Gatos Special Committee has (i) effected a Gatos Change of Recommendation in accordance with the obligations set forth in the Merger Agreement in order to accept a Gatos Superior Proposal, (ii) entered into an acquisition agreement with respect to such Gatos Superior Proposal concurrently with the termination of the Merger Agreement, and (iii) paid the Gatos termination fee of $28.0 million to First Majestic in accordance with the terms of the Merger Agreement; and

•

by First Majestic, if, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board has (i) effected a First Majestic Change of Recommendation in accordance with the obligations set forth in the Merger Agreement in order to accept a First Majestic Superior Proposal, (ii) entered into an acquisition agreement with respect to such First Majestic Superior Proposal concurrently with the termination of the agreement and (iii) paid the First Majestic termination fee of $46.0 million to Gatos in accordance with the terms of the Merger Agreement.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms the Merger Agreement will become null and void and there will be no liability on the part of First Majestic, Gatos or Merger Sub, or any of their respective Subsidiaries, except under certain provisions of the Merger Agreement that will survive such termination, including, among others, certain provisions relating to the Merger, confidentiality, the confidentiality agreement, effect of termination, expenses, remedies and governing law; provided that no party shall be relieved from liability for its willful breach of its representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination or for fraud (including the loss to the Gatos Stockholders of the benefits of the transactions contemplated by the Merger Agreement, including the loss of the premium offered to the Gatos Stockholders).

Expenses and Termination Fee

All fees and expenses incurred in connection with the Merger, the Merger Agreement and the other transactions will be paid by the party incurring such expenses, whether or not the Merger is consummated, except that (i) transfer taxes are borne by the Surviving Corporation and (ii) each of First Majestic and Gatos will bear and pay one-half the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which will be borne by the party incurring such expenses) incurred by the parties in connection with (A) the filing, printing and mailing of the Form F-4, the First Majestic Management Information Circular and the Proxy Statement/Prospectus (including fees payable to the SEC or NYSE or TSX associated with filing such documents) and (B) payments required to be made to a Governmental Entity for the appropriate filings under Mexico’s Antitrust Law.

Gatos Termination Fee

Gatos will be obligated to pay a termination fee of $28.0 million in cash to First Majestic if:

•	the Merger Agreement is terminated by Gatos in order to enter into a Superior Proposal;

•

(i) the Merger Agreement is terminated in a manner set forth in any of the below provisions and (ii) concurrently or within 12 months after such termination Gatos consummates a Competing Proposal or enters into a definitive agreement providing for a Competing Proposal and later consummates such transaction (provided that, for purposes of this bullet, references to 20% in the definition of First Majestic Competing Proposal shall be deemed to be 50%):

•

(A) the Merger Agreement is terminated by First Majestic as a result of a terminable breach by Gatos and (B) a Gatos Competing Proposal has been publicly announced or otherwise received by the Gatos Board or the Gatos Special Committee prior to the time of the event giving rise to such termination right;

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The Merger Agreement

•

(A) the Merger Agreement is terminated by First Majestic or Gatos because the Merger is not completed by the Outside Date, (B) a Gatos Competing Proposal has been publicly announced or otherwise received by the Gatos Board or the Gatos Special Committee prior to the Outside Date and (C) (x) the First Majestic Shareholder Approval has been obtained (but not yet revoked), (y) the Gatos Stockholder Approval has not been obtained and (z) all other conditions set forth in the conditions to obligations of Gatos were satisfied or capable of being satisfied prior to such termination; or

•

(A) the Merger Agreement is terminated by First Majestic or Gatos because the Gatos Stockholder Approval is not obtained and (B) a Gatos Competing Proposal has been publicly announced at least two business days prior to the date of the Gatos Special Meeting; or

•

the Merger Agreement is terminated (i) by First Majestic or Gatos because the Gatos Stockholder Approval is not obtained following any time when First Majestic is entitled to terminate the Merger Agreement due to a Gatos Change of Recommendation or (ii) by First Majestic due to a Gatos Change of Recommendation.

First Majestic Termination Fee

First Majestic will be obligated to pay a termination fee of $46.0 million in cash to Gatos if:

•	the Merger Agreement is terminated by First Majestic in order to enter into a Superior Proposal;

•

(i) the Merger Agreement is terminated in a manner set forth in any of the below provisions and (ii) concurrently or within 12 months after such termination First Majestic consummates a Competing Proposal or enters into a definitive agreement providing for a Competing Proposal and later consummates such transaction (provided that, for purposes of this bullet, references to 20% in the definition of First Majestic Competing Proposal shall be deemed to be 50%):

•

(A) the Merger Agreement is terminated by Gatos as a result of a terminable breach by First Majestic and (B) a First Majestic Competing Proposal has been publicly announced or otherwise received by the First Majestic Board prior to the time of the event giving rise to such termination right;

•

(A) the Merger Agreement is terminated by First Majestic or Gatos because the Merger is not completed by the Outside Date, (B) a First Majestic Competing Proposal has been publicly announced or otherwise received by the First Majestic Board prior to the Outside Date and (C) (x) the Gatos Stockholder Approval has been obtained (but not yet revoked), (y) the First Majestic Shareholder Approval has not been obtained and (z) all other conditions set forth in the conditions to obligations of First Majestic were satisfied or capable of being satisfied prior to such termination; or

•

(A) the Merger Agreement is terminated by First Majestic or Gatos because the First Majestic Shareholder Approval is not obtained and (B) a First Majestic Competing Proposal has been publicly announced at least two business days prior to the date of the First Majestic Special Meeting; or

•

the Merger Agreement is terminated (i) by First Majestic or Gatos because the First Majestic Shareholder Approval is not obtained following any time when Gatos is entitled to terminate the Merger Agreement due to a First Majestic Change of Recommendation or (ii) by Gatos due to a First Majestic Change of Recommendation.

In no event shall either party be obligated to pay the termination fee on more than one occasion.

Amendment, Modification and Waiver

Amendment or Modification

Subject to compliance with applicable Law, the Merger Agreement may be amended, modified and supplemented by mutual agreement of the parties thereto in writing at any time before or after receipt of the requisite stockholder approvals; provided that after receipt of requisite stockholder approval, any amendment, modification, supplement or waiver of the Merger Agreement that requires the approval by Gatos Stockholders or First Majestic Shareholders, as applicable, under applicable Law, will be subject to such approval.

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The Merger Agreement

Waiver

At any time prior to the completion of the Merger, a party may, in writing, (i) extend the time for performance of any obligation or act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party or (iii) waive compliance by the other party with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement. Any agreement on the part of First Majestic or Gatos to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of First Majestic or Gatos, as applicable. Any delay in exercising any right under the Merger Agreement will not constitute a waiver of such right.

Enforcement; Remedies

The parties to the Merger Agreement agreed that irreparable injury will occur in the event that any of the provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached and that prior to the termination of the Merger Agreement pursuant to the terms thereof, each party is entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the Merger Agreement (including the parties’ obligation to consummate the Merger) and to any further equitable relief, without any obligation to obtain, furnish, post or provide any bond or other security in respect thereof. Each party further waives any objection to any such remedy on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity.

Governing Law

The Merger Agreement is governed, construed and enforced in accordance with the laws of the State of Delaware (without giving effect to conflicts of law principles that would result in the application of law of any other state).

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the ”Unaudited Pro Forma Financial Information”) has been prepared based on the historical audited and unaudited consolidated financial statements of First Majestic and Gatos, as indicated below, adjusted to give effect to the Transaction as if it had been consummated at said dates below. The following unaudited pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X to depict the accounting for the Transaction (“Transaction Accounting Adjustments”), which reflects the application of the accounting in accordance with IFRS, including adjustments to align Gatos’ historical accounting policies under U.S. GAAP (as defined below) to First Majestic’s significant accounting policies under IFRS, as further discussed below.

The following unaudited pro forma condensed combined statements of financial position as at September 30, 2024 (the “Unaudited Pro Forma Statement of Financial Position”), assume the Transaction occurred on September 30, 2024. The unaudited pro forma condensed combined statements of earnings (loss) for the nine months ended September 30, 2024, and for the year ended December 31, 2023 (together, the “Unaudited Pro Forma Statements of Loss”) assumes that the Transaction occurred on January 1, 2023.

The Unaudited Pro Forma Financial Information has been presented for illustrative purposes only and is not intended to be indicative of the combined entity’s financial condition or results of operations that would have actually occurred had the Transaction occurred on the dates indicated. Further, the Unaudited Pro Forma Financial Information also may not be useful in predicting the future financial condition and results of operations of the combined entity. The actual financial position and results of operations of the combined entity may differ from the pro forma amounts reflected herein due to a variety of factors.

The Unaudited Pro Forma Financial Information was derived from and should be read in conjunction with:

•	The accompanying notes to the Unaudited Pro Forma Financial Information;

•

The audited consolidated financial statements and the accompanying notes of First Majestic as at and for the year ended December 31, 2023, filed as Exhibit 99.2 to First Majestic’s Annual Report on Form 40-F filed with the SEC on April 2, 2024, and incorporated by reference in this Management Information Circular;

•

The unaudited condensed interim consolidated financial statements and the accompanying notes of First Majestic as at and for the nine months ended September 30, 2024, included as Exhibit 99.1 to First Majestic’s Form 6-K filed with the SEC on November 7, 2024, and incorporated by reference in this Management Information Circular;

•

The audited consolidated financial statements and the accompanying notes of Gatos as at and for the year ended December 31, 2023, included in Gatos’ Annual Report on Form 10-K, as amended by the Annual Report on Form 10-K/A filed with the SEC on May 6, 2024, and incorporated by reference in this Management Information Circular; and

•

The unaudited condensed interim consolidated financial statements and the accompanying notes of Gatos as at and for the nine months ended September 30, 2024, included in Gatos’ Form 10-Q filed with the SEC on November 12, 2024, and incorporated by reference in this Management Information Circular.

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Unaudited Pro Forma Condensed Combined Financial Information

Description of the Transaction

On September 5, 2024, First Majestic and Gatos entered into the Merger Agreement pursuant to which First Majestic will acquire all of the issued and outstanding shares of Gatos Common Stock. Gatos is a silver producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico.

Under the terms of the Merger Agreement, Gatos Stockholders will receive 2.55 common shares of First Majestic for each share of Gatos Common Stock held.

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Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Financial Position

As at September 30, 2024

(in thousands of US dollars)

	First Majestic	Gatos (Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Current Assets
Cash and cash equivalents	154,730	116,732	(24,103)	4(d)	247,359
Trade and other receivables	18,080	292	—		18,372
Value added taxes receivable	41,044	647	—		41,691
Income tax receivables	—	—	—		—
Inventories	68,268	—	—		68,268
Other financial assets	63,994	10	—		64,004
Prepaid expenses and other	9,478	558	—		10,036

Total Current Assets	355,594	118,239	(24,103)		449,730

Non-Current Assets
Investment in affiliates		285,454	771,829	4(a)	1,057,283
Mining interests	1,028,578	—	—		1,028,578
Property, plant and equipment	383,591	—	—		383,591
Right-of-use assets	22,480	348	—		22,828
Deposits on non-current assets	6,511	—	—		6,511
Non-current restricted cash	103,866	—	—		103,866
Non-current value added taxes receivable	11,098	—	—		11,098
Deferred tax assets	65,777	222	—		65,999

Total Assets	1,977,495	404,263	747,726		3,129,484

Current Liabilities
Trade and other payables	92,266	11,546	—		103,812
Unearned revenue	782	—	—		782
Current portion of debt facilities	607	—	—		607
Current portion of lease liabilities	15,840	132	—		15,972
Income tax payable	7,875	548	—		8,423

Total Current Liabilities	117,370	12,226	—		129,596

Non-Current Liabilities
Debt facilities	206,190	—	—		206,190
Lease liabilities	10,884	187	—		11,071
Decommissioning liabilities	158,239	—	—		158,239
Other liabilities	6,025	—	—		6,025
Non-current income tax payable	20,323	—	—		20,323
Deferred tax liabilities	81,154	—	—		81,154

Total Liabilities	600,185	12,413	—		612,598

Equity
Share capital	1,976,695	556,167	583,409	4(b)	3,116,271
Equity reserves	102,745	—	—		102,745
Accumulated deficit	(702,130)	(164,317)	164,317	4(b)	(702,130)

Total Equity	1,377,310	391,850	747,726		2,516,886

Total Liabilities and Equity	1,977,495	404,263	747,726		3,129,484

See the accompanying notes to the unaudited pro forma condensed combined financial information.

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Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Earnings (Loss)

For the Nine Months Ended September 30, 2024

(in thousands of US dollars)

	First Majestic	Gatos (Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Revenue	388,267	—	—		388,267

Mine operating costs		—	—		—
Cost of sales	255,279	—	—		255,279
Cost of sales – standby costs	—	—	—		—
Depletion, depreciation and amortization	89,325	—	—		89,325

	344,604	—	—		344,604

Mine operating earnings	43,663	—	—		43,663

General and administrative expenses	28,186	25,500	—		53,686

Share-based payments	10,895	—	3,853	4(e)	14,748

Mine holding costs	18,173	—	—		18,173

Foreign exchange loss	15,824	—	—		15,824

Operating loss	(29,415)	(25,500)	(3,853)		(58,768)

Investment and other income	4,086	7,788	—		11,874

Equity income in affiliates		39,985	(53,458)	4(c)	(13,473)

Finance costs	(21,277)	—	—		(21,277)

(Loss) gain before income taxes	(46,606)	22,273	(57,311)		(81,644)

Income taxes
Current income tax expense	16,707	701	—		17,408
Deferred income tax expense	25,094	—	—		25,094

	41,801	701	—		42,502

Net (loss) gain for the period	(88,407)	21,572	(57,311)		(124,146)

Loss per common share

Basic	(0.30)				(0.26)

Diluted	(0.30)				(0.26)

Weighted average shares outstanding

Basic	293,440,674				473,559,748

Diluted	293,440,674				473,559,748

See the accompanying notes to the unaudited pro forma condensed combined financial information.

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Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Earnings (Loss)

For the year Ended December 31, 2023

(in thousands of US dollars)

	First Majestic	Gatos (Note 2)	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Revenue	573,801	—	—		573,801

Mine operating costs		—	—
Cost of sales	410,057	—	—		410,057
Cost of sales – standby costs	13,438	—	—		13,438
Depletion, depreciation and amortization	124,664	—	—		124,664

	548,159	—	—		548,159

Mine operating earnings	25,642	—	—		25,642

General and administrative expenses	38,709	27,293	—		66,002

Share-based payments	13,177	—	5,137	4(e)	18,314

Mine holding costs	22,088	—	—		22,088

Write down on asset held-for- sales	7,229	—	—		7,229

Restructuring costs	6,883	—	—		6,883

Impairment of non-current asset	125,200	—	—		125,200

Loss on sale of mining interest	3,024	—	—		3,024

Foreign exchange (gain)	(11,884)	—	—		(11,884)

Operating loss	(178,784)	(27,293)	(5,137)		(211,214)

Investment and other income	9,149	7,324	—		16,473

Equity income in affiliates	—	33,622	(76,652)	4(c)	(43,030)

Finance costs	(26,280)	(679)	—		(26,959)

(Loss) gain before income taxes	(195,915)	12,974	(81,789)		(264,730)

Income taxes
Current income tax expense	14,005	114	—		14,119
Deferred income tax (recovery)	(74,808)	—	—		(74,808)

	(60,803)	114	—		(60,689)

Net (loss) gain for the period	(135,112)	12,860	(81,789)		(204,041)

Loss per common share

Basic	(0.48)				(0.44)

Diluted	(0.48)				(0.44)

Weighted average shares outstanding

Basic	282,331,106				462,450,180

Diluted	282,331,106				462,450,180

See the accompanying notes to the unaudited pro forma condensed combined financial information.

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Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The preparation of the unaudited pro forma financial information is based on the historical financial statements of First Majestic and Gatos. Gatos historically reported their financial statements in U.S. dollars and in accordance with U.S. GAAP. For the purposes of the unaudited pro forma condensed combined financial information, the Gatos financial statements have been adjusted to align Gatos’ historical accounting policies under U.S. GAAP to First Majestic’s significant accounting policies under IFRS.

All dollar amounts presented are in U.S. dollars unless otherwise specified.

The unaudited pro forma financial information has been prepared using statements derived from and should be read in conjunction with, the following:

•	The audited consolidated financial statements of First Majestic as at and for the year ended December 31, 2023;

•	The unaudited condensed interim consolidated financial statements of First Majestic as at and for the nine months ended September 30, 2024;

•	The audited consolidated financial statements of Gatos as at and for the year ended December 31, 2023; and

•	The unaudited condensed consolidated financial statements of Gatos as at and for the nine months ended September 30, 2024.

The unaudited pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, tax saving or cost saving that may be associated with the Transaction.

Anticipated Accounting Treatment of the Transaction

The Transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) because Gatos does not meet the definition of a business in accordance with IFRS 3. First Majestic has elected to apply the optional concentration test to complete the assessment of whether Gatos is considered a business under IFRS 3. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The concentration test is met for the Transaction as the fair value of gross assets acquired is concentrated in the investment in the Los Gatos Joint Venture (“LGJV”). As a result, the Transaction is accounted for as an asset acquisition in the unaudited pro forma financial information.

The asset acquisition falls within the scope of IFRS 2, Share-based payment (“IFRS 2”), as the asset acquisition is effected via a share-for-share exchange. Under IFRS 2, First Majestic will measure the assets acquired, and the increase in equity, at their fair value unless that fair value cannot be estimated reliably; in preparation of the pro forma financial information, the fair value of the assets acquired cannot be estimated reliably due to limited information available, and the fair value of the consideration has been calculated based on the First Majestic shares to be issued. The fair value of the First Majestic’s shares issued will be allocated to the underlying Gatos assets acquired and liabilities assumed at their relative fair values. As of the date of this Management Information Circular, First Majestic has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Gatos assets to be acquired and liabilities to be assumed, nor has it identified all adjustments necessary to align Gatos’ historical audited financial policies under U.S. GAAP to First Majestic’s significant accounting policies under IFRS. A final determination of the fair value of Gatos’ assets and liabilities will be based on the actual assets and liabilities of Gatos that exist as of the Closing Date of the Transaction and, therefore, cannot be made prior to the acquisition date. In addition, the value of the consideration to be paid by First Majestic upon the consummation of the Transaction will be determined based on the closing price of First Majestic Common Shares on the acquisition date. As a result of the foregoing, the Transaction Accounting Adjustments are preliminary and are subject to change as additional information becomes available and as

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additional analysis is performed. The preliminary Transaction Accounting Adjustments have been made solely for the purpose of providing the unaudited pro forma financial information presented herein. First Majestic has estimated the fair value of Gatos’ assets and liabilities based on discussions with Gatos’ management, preliminary valuation studies, due diligence and information presented in Gatos’ filings with the SEC. Until the Transaction is completed, both companies are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of relative fair values of Gatos’ assets and liabilities will be performed. The final accounting for the Transaction may be materially different than that reflected in the unaudited pro forma financial information presented herein.

Purchase Consideration

The total preliminary estimated purchase price of approximately $1,163,679 was determined as of November 11, 2024 based on First Majestic Common Shares to be issued to Gatos Stockholders in exchange for Gatos’ issued and outstanding common stock and equity awards outstanding at September 30, 2024 under Gatos’ incentive compensation plans that will be exchanged on or after the closing of the Transaction, and First Majestic’s share price on November 11, 2024. As part of the closing of the Transaction, outstanding RSUs, PSUs, and DSUs, of Gatos that are vested or becomes vested in connection with the Transaction will be exchanged into First Majestic Common Shares using the same Exchange Ratio outlined above. In addition, the outstanding and unexercised Gatos stock options will be converted into stock options of First Majestic based on the Exchange Ratio. The aggregate purchase price will be based on the actual closing price per First Majestic’s Common Share on the Closing Date, which could differ materially from the assumed value disclosed in the notes to the unaudited pro forma financial information. Further, no effect has been given to any other new Gatos Common Stock or other equity awards that may be issued or granted subsequent to the date of this Management Information Circular and before the Closing Date of the Transaction. In all cases in which First Majestic’s closing share price is a determining factor in arriving at the final purchase consideration, the share price assumed for the total preliminary purchase price is the closing price of First Majestic’s Common Shares on November 11, 2024 ($6.21 per share), the most recent date practicable in the preparation of this Management Information Circular.

Purchase Consideration (in thousands of US dollars)

Gatos outstanding common stock at September 30, 2024	69,352,645

Total outstanding Gatos RSUs, DSUs, and PSUs at September 30, 2024[1]	1,282,286

Total Gatos outstanding common stock to be exchanged	70,634,931

Exchange ratio	2.55

Total First Majestic shares to be issued	180,119,074

First Majestic share price[2]	$6.21

Share consideration (rounded)	$1,118,539

Estimated Transaction costs (rounded)	$24,103

Stock options exchanged for Gatos stock options (rounded)	$21,037

Total consideration (rounded)	$1,163,679

1

All outstanding Gatos RSUs, DSUs, and PSUs that are vested or that will vest in connection with the Transaction will be exchanged for First Majestic common shares in accordance with the exchange ratio.

2	First Majestic’s common share price on November 11, 2024

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Sensitivity Analysis

First Majestic determined that a price volatility of as much as 10% in First Majestic Common Shares trading price on the Closing Date of the Transaction from the common share price assumed in this unaudited pro forma financial information is reasonably possible based upon the recent history of the price of First Majestic shares. A change of this magnitude would increase or decrease the consideration expected to be transferred by approximately $111,854 which would be reflected in these unaudited pro forma financial information as an increase or decrease to investment in Affiliates.

Total First Majestic outstanding common share to be issued	Share Price	Impact on investment in affiliates

180,119,074	$6.83	$ 111,854

180,119,074	$5.59	$(111,854)

Preliminary Purchase Price Allocation

The table below summarizes the preliminary allocation of the purchase price to the assets acquired and the liabilities assumed for the purposes of the unaudited pro forma financial information as if the Transaction occurred on September 30, 2024.

Assets acquired and liabilities assumed (in thousands of U.S. dollars)

Cash and cash equivalents	$116,732

Related party receivable	$292

Value added taxes receivable	$647

Other current assets	$10

Prepaid expenses and other	$558

Investment in affiliates	$1,057,283

Right-of-use assets	$348

Deferred tax assets	$222

Total assets	$1,151,989

Accounts payable and accrued liabilities	$12,226

Lease liability	$187

Total liabilities	$12,413

Total Preliminary Purchase Price	$1,163,679

2. Gatos Historical Financial Statements

Gatos’ historical balances were derived from Gatos’ historical audited consolidated financial statements as described above and are presented under U.S. GAAP and are in U.S. dollars. The historical balances reflect certain reclassifications of Gatos’ consolidated statements of income (loss) and consolidated balance sheet categories to conform to First Majestic’s presentation in its consolidated statements of earnings (loss) and the consolidated statement of financial position. Further review may identify additional reclassifications that could have a material impact on the unaudited pro forma financial information of the combined company. The reclassifications identified and presented in the unaudited pro forma financial information are based on discussions with Gatos’ management, due diligence and information presented in Gatos’ filings with the SEC. Until the Transaction is completed, both companies are limited in their ability to share certain information. As of the date of this Management Information Circular, First Majestic is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

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The reclassifications are summarized below:

Gatos Financial Statement Line	Gatos Historical Amount	Reclassification	Gatos Historical reclassified Amount	First Majestic Statement Line

(in thousands of United States dollars)

Consolidated Statement of Income for the Nine months ended September 30, 2024

Revenue	$—	$—	$—	Revenue

Exploration	219	(219)	—	General and administrative

General and administrative	25,270	230	25,500	General and administrative

Amortization	11	(11)	—	General and administrative

Equity income in affiliates	39,985	—	39,985	Equity income in affiliates

Interest income	3,206	—	3,206	Investment and other income

Other income	4,582	—	4,582	Investment and other income

Income tax expense	701	—	701	Current income tax expense

Net income	$21,572	$—	$21,572

Consolidated Statement of Income for the year ended December 31, 2023

Revenue	$—	$—	$—	Revenue

Exploration	26	(26)	—	General and administrative

General and administrative	25,688	1,605	27,293	General and administrative

Amortization	79	(79)	—	General and administrative

Equity income in affiliates	33,622	—	33,622	Equity income in affiliates

Legal settlement loss	1,500	(1,500)	—	General and administrative

Interest expense	(679)	—	(679)	Finance cost

Interest income	1,332	—	1,332	Investment and other income

Other income	5,992	—	5,992	Investment and other income

Income tax expense	114	—	114	Current income tax expense

Net income	$12,860	$—	$12,860

Consolidated Balance Sheet as at September 30, 2024

Assets

Current: Cash and cash equivalents	$116,732	$—	$116,732	Cash and cash equivalents

Current: Related party receivables	292	—	292	Trade and other receivables

Current: Other current assets	1,215	(1,215)

		647	647

		10	10

		558	558	Value added taxes receivable Other financial assets Prepaid expenses and other

Investment in affiliates	285,454	—	285,454	Investment in affiliates

Deferred tax assets	222	—	222	Deferred tax assets

Other non-current assets	348	—	348	Right-of-use assets

	404,263	—	404,263

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Unaudited Pro Forma Condensed Combined Financial Information

Gatos Financial Statement Line	Gatos Historical Amount	Reclassification	Gatos Historical reclassified Amount	First Majestic Statement Line

(in thousands of United States dollars)

Liabilities

Current: Accounts payable and accrued liabilities	12,226	(12,226)

		11,546	11,546

		548	548

		132	132	Trade and other payables Income taxes payable Current lease liability

Lease liability	187	—	187	Lease liabilities

	12,413	—	12,413

Stockholders’ Equity

Common stock	117	—	117	Share capital Paid-in capital 556,050 —
556,050 Share capital Accumulated deficit	(164,317)	—	(164,317)	Accumulated deficit

	$404,263	$—	$404,263

3. U. S. GAAP to IFRS Adjustments

a) Impairment of long-lived assets

Under both U.S. GAAP and IFRS, long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amounts may be impaired. Under U.S. GAAP, the asset group is first tested for recoverability by determining if its carrying amount exceeds the expected future cash flows from the asset group on an undiscounted basis. If the asset group is determined to not be recoverable, an impairment expense is recorded for the excess of the asset group’s carrying amount over its fair value. Further, future reversal of a previously recognized impairment loss is prohibited.

Under IFRS, when an impairment indicator is determined to exist, an impairment expense is recorded for the excess of the cash generating unit carrying amount over the greater of its fair value less costs of disposal and its value in use. Impairment expense previously recorded is reversible in subsequent periods under certain conditions.

In the fourth quarter of 2021 Gatos recorded an impairment loss of $80,348 related to the carrying value of the investment in the LGJV. The unaudited pro forma financial information does not reflect any potential reversal of this historical impairment taken by Gatos due to improvements in mineral reserves and operating results as it is impractical to re-estimate the fair value of the LGJV at September 30, 2024. In addition, as part of the acquisition the LGJV is recorded at its relative fair value, which is reflected in the Transaction Accounting Adjustments.

b) Joint arrangements – LGJV

Under U.S. GAAP, a joint venture is defined as an entity whose operations and activities are jointly controlled by its equity investors. Joint ventures are accounted for using the equity method of accounting. Proportionate consolidation is used in mining and extractive industries, when working interest owners join together in the development and operation of a jointly-owned or unitized property outside a separate legal entity pursuant to a written agreement.

IFRS addresses two types of joint arrangements: (1) joint operations and (2) joint ventures, both distinguished by the rights and obligations of the parties involved. In a joint operation, an entity has rights to the underlying assets and obligations for the liabilities of the arrangement and recognizes its share of the assets, liabilities, revenues,

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and expenses arising from its interest. In a joint venture, the equity method of accounting is used and requires the use of a separate legal entity. Unlike U.S. GAAP, the existence of a separate legal entity is not sufficient evidence to conclude that an arrangement is a joint venture.

First Majestic performed a preliminary assessment of the accounting for the LGJV under IFRS, and determined that LGJV meets the definition of a joint venture under IFRS and therefore, Gatos’ accounting for the LGJV is in compliance with IFRS.

c) Other considerations

First Majestic have performed a preliminary assessment of the potential U.S. GAAP to IFRS differences for exploration and evaluation expenditures, asset retirement obligations, impairment of receivables, and leases and have determined that the differences are not material. As such, these adjustments have not been reflected in the unaudited pro forma financial information.

4. Transaction Accounting Adjustments

The following adjustments have been made to the unaudited pro forma financial information to reflect certain preliminary purchase price accounting and other pro forma adjustments. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma financial information of the combined company.

a) Investment in affiliates

The adjustment to this balance mainly reflects the allocation of the consideration to the Cerro Los Gatos mine owned by the LGJV. As the LGJV is accounted for using the equity method, the incremental cost of the acquisition of $771,829 is allocated to the carrying value of the LGJV.

b) Shareholder Equity

This adjustment reflects a net increase to share capital of $583,409 to reflect the issuance of First Majestic shares to effect the Transaction and the consideration attributable to First Majestic stock options issued to replace Gatos stock options, which is measured based on the fair value of Gatos shares acquired as described in Note 1 under “Purchase Consideration”, and to eliminated Gatos accumulated deficit of $164,317.

c) Equity Income in Affiliates

The net adjustment of $76,652 and $53,458 for the year ended December 31, 2023, and the nine-month period ended September 30, 2024, respectively reflects a total adjustment of $130,111 to represent the after tax additional depletion that has taken place from the start of 2023 to the end of September 2024. First Majestic have applied a Mexico federal rate of 27% to the additional depletion based on the estimated tax rate that will apply to the LGJV. This adjustment reflects the fair value of the acquired assets and the tax implications from the Transaction. Depletion was taken by using the historical depletion rates adjusted to align with First Majestic’s depletion accounting policy under IFRS.

d) Transaction costs

The estimated cash Transaction costs are $24,103 incurred by First Majestic which includes the estimated aggregate fee for BofA Securities, Inc. in connection with the Merger. The costs incurred by First Majestic are expected to be included in the total cost of the acquisition.

e) Share-based payments

In conjunction with the Transaction, First Majestic will issue First Majestic stock options to Gatos employees as replacements for their Gatos stock options. The incremental fair value of the replacement First Majestic stock options over the existing Gatos stock options will be expensed over the remaining vesting period. The incremental expense is estimated to be $5,137 and $3,853 for the year ended December 31, 2023 and the nine months ended September 30, 2024 respectively.

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Unaudited Pro Forma Condensed Combined Financial Information

5. Unaudited Pro Forma Condensed Combined Financial Information per Share Data

The following table presents, for the periods presented in the unaudited pro forma financial information, the unaudited pro forma income per share and the unaudited pro forma weighted average shares outstanding of the combined entity.

The following table assumes the issuance of approximately 180 million shares of First Majestic in connection with the Transaction assuming the Transaction occurred on September 30, 2024 and based on the number of outstanding Gatos Common Stock and outstanding RSUs, PSUs, and DSUs as at September 30, 2024. As discussed in this Management Information Circular, the actual number of shares of First Majestic issuable under the Transaction will be adjusted based on the number of Gatos Common Stock outstanding at the completion of the Transaction. The pro forma data in the table assumes that the Transaction occurred on January 1, 2023 for income statement purposes.

	Pro Forma Combined
	For the year ended December 31, 2023	For the nine months ended September 30, 2024

Income (loss) from operations per common share

Basic	(0.44)	(0.26)

Diluted	(0.44)	(0.26)

Shares used in calculating basic and diluted income (loss) from operations per common share

Basic	462,450	473,560

Diluted	462,450	473,560

	First Majestic Combined
	For the year ended December 31, 2023	For the nine months ended September 30, 2024

Weighted average shares outstanding

Actual weighted average number of shares outstanding for the period	282,331	293,441

Shares issued	180,119	180,119

Pro forma weighted average number of shares outstanding	462,450	473,560

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SECURITIES LAW MATTERS

Upon the Closing, First Majestic will continue to be a reporting issuer in each province and territory of Canada and will continue to be subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian securities laws. Upon the Closing, the First Majestic Common Shares will continue to be registered under Section 12 of the U.S. Exchange Act and First Majestic will continue to be subject to the reporting obligations thereunder. First Majestic expects that, following the Transaction, it will continue to qualify as a foreign private issuer under Rule 405 of the Securities Act and Rule 3b-4 of the U.S. Exchange Act.

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AUDITORS, TRANSFER AGENT, AND REGISTRAR

The auditor of First Majestic is Deloitte LLP, Chartered Professional Accountants, of 2200 – 410 West Georgia Street, Vancouver, British Columbia V6B 0S7. First Majestic Annual Financial Statements incorporated in this Management Information Circular by reference and the effectiveness of First Majestic’s internal control over financial reporting as of December 31, 2023 have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Deloitte LLP is independent with respect to First Majestic within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

First Majestic’s registrar and transfer agent is Computershare Investor Services Inc.

Following the Transaction, it is expected that Deloitte LLP, Independent Registered Public Accounting Firm, will continue to be the auditors of First Majestic and Computershare Investor Services Inc. will be the transfer agent and registrar for the First Majestic Common Shares.

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INTERESTS OF CERTAIN PERSONS OR COMPANIES IN THE TRANSACTION

To the knowledge of First Majestic, none of the directors or officers of First Majestic, or any of their respective affiliates, have any interest in to the Transaction or the Share Issuance Resolution that differs from the interests of the holders of First Majestic Common Shares generally. First Majestic is not aware of (i) any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of First Majestic at any time since the beginning of First Majestic’s last financial year, nor (ii) any material interest, direct or indirect, of any informed person or proposed director of First Majestic, or any associate or Affiliate of any informed person or proposed director, in the any transaction since the commencement of First Majestic’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect First Majestic or any of its Subsidiaries.

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INTERESTS OF EXPERTS

First Majestic

The First Majestic Annual Financial Statements and First Majestic Interim Financial Statements incorporated by reference in this Management Information Circular and the effectiveness of First Majestic’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to First Majestic within the meaning of the U.S. Securities Act and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Ramon Mendoza Reyes, P.Eng., Joaquin Merino-Marquez, P.Geo., Persio P. Rosario, P.Eng., P.Geo., María Elena Vázquez Jaimes, Phillip J. Spurgeon, P.Geo., David Rowe, CPG, Brian Boutilier, P.Eng., Gonzalo Mercado, P.Geo., Michael Jarred Deal, RM SME and David W. Wanner, P.E. prepared certain technical reports or information relating to First Majestic’s material mining properties contained in certain documents incorporated by reference in this Management Information Circular. To the knowledge of First Majestic’s management, Mr. Merino-Marquez, does not have any registered or beneficial interests, direct or indirect, in any securities or other property of First Majestic (or of any of its associates or affiliates). Mr. Merino-Marquez is consulting as a Senior Advisor in Geology for First Majestic. Mr. Mendoza-Reyes is the former Vice-President of Technical Services of First Majestic, and Mr. Rosario is the former Vice-President of Processing, Metallurgy and Innovation of First Majestic. To the knowledge of First Majestic’s management, neither Mr. Mendoza-Reyes nor Mr. Rosario hold any registered or beneficial interests, direct or indirect, in any securities or other property of First Majestic (or of any of its associates or affiliates). Mr. Mercado is the Vice-President of Exploration and Technical Services at First Majestic, Mr. Deal is First Majestic’s Vice-President of Metallurgy and Innovation, Ms. Vazquez is First Majestic’s Geological Database Manager, Mr. Spurgeon is First Majestic’s Senior Resource Geologist, Mr. Boutilier is First Majestic’s Principal Mine Planning Engineer, Mr. Rowe is First Majestic’s Director of Mineral Resources, and Mr. Wanner is Chief Project Engineer of Jerritt Canyon Gold, LLC, a subsidiary of First Majestic. Each of Mr. Mercado, Mr. Deal, Ms. Vazquez, Mr. Spurgeon, Mr. Boutilier, Mr. Rowe and Mr. Wanner hold stock options, restricted share units and/or performance share units of First Majestic which represent less than 1% of the outstanding First Majestic Common Shares.

National Bank Financial, First Majestic’s financial advisor and the authors responsible for the National Bank Financial Fairness Opinion, have prepared certain sections of this Management Information Circular and Appendices attached hereto. To the knowledge of First Majestic’s management, National Bank Financial does not hold any registered or beneficial interest, direct or indirect, in any securities or other property of First Majestic (or any of its associates or affiliates) equal to or greater than 1% of the outstanding First Majestic Common Shares.

TD Securities, First Majestic’s financial advisor and the authors responsible for the TD Securities Fairness Opinion, have prepared certain sections of the Management Information and Appendices attached hereto. To the knowledge of First Majestic’s management, TD Securities does not hold any registered or beneficial interest, direct or indirect, in any securities or other property of First Majestic (or any of its associates or affiliates) equal to or greater than 1% of the outstanding First Majestic Common Shares.

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Interests of Experts

Gatos

The consolidated financial statements of Gatos appearing in Gatos’ Annual Report on Form 10-K, as amended by Amendment No. 1, for the year ended December 31, 2023 and the combined financial statements of the Los Gatos Joint Venture appearing in Gatos’ Annual Report on Form 10-K, as amended by Amendment No. 1, for the year ended December 31, 2023, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports, which are incorporated by reference herein. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is independent with respect to Gatos within the meaning of the U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

Ronald Turner, P.Geo., MAusIMM(CP), an employee of Golder Associates S.A., Stephen Blaho, P.Eng., an employee of WSP Canada Inc., Tierra Group International, Ltd., Dawn Garcia, an employee of Stantec USA, CPG AIPG 08313, Adam Johnston, FAusIMM CP (Met), an employee of Transmin Metallurgical Consultants, Ibrahim Karajeh, P.Eng., an employee of WSP Canada Inc., William Richard McBride., P.Eng., an employee of WSP Canada Inc., Mathew Oommen, Registered SME Member, an employee of WSP USA Inc., and Anthony (Tony) Scott, P.Geo., Senior Vice President of Corporate Development and Technical Services of Gatos, prepared certain scientific and technical information contained in Gatos’ technical report incorporated by reference in this Management Information Circular. To the knowledge of First Majestic’s management, each of the foregoing do not hold any registered or beneficial interests, direct or indirect, in any securities or other property of First Majestic or Gatos (or of any of its associates or affiliates) equal to or greater than 1% of the outstanding First Majestic Common Shares or shares of Gatos Common Stock.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, none of the proposed directors, officers or other members of management or promoters of First Majestic, nor any of their associates or Affiliates, is indebted to First Majestic, nor has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by First Majestic.

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OTHER BUSINESS

The First Majestic Board and management are not aware of any other business to come before the First Majestic Special Meeting other than the matters referred to in the Notice of Special Meeting. However, if any other matter properly is brought or comes before the First Majestic Special Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Special Meeting and with respect to other matters that may properly be brought before the First Majestic Special Meeting.

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ADDITIONAL INFORMATION

Additional information relating to First Majestic is available on SEDAR+ at www.sedarplus.ca and on First Majestic’s website at www.firstmajestic.com. The information contained on First Majestic’s website is not incorporated by reference in, or in any way part of, this Management Information Circular. You should not rely on such information in deciding whether to approve the Share Issuance Resolution unless such information is in this Management Information Circular or has been incorporated by reference in this Management Information Circular.

Financial information relating to First Majestic is included in the First Majestic Annual Financial Statements and First Majestic Annual MD&A and the First Majestic Interim Financial Statements and First Majestic Interim MD&A, copies of which are filed on SEDAR+ and can also be obtained upon written request delivered to First Majestic at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2 or can view them on First Majestic’s website at www.firstmajestic.com. Upon request, First Majestic will promptly provide a copy of any document expressly incorporated by reference in this Management Information Circular to a securityholder of First Majestic free of charge.

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APPROVAL

The contents and sending of the Notice of Special Meeting and this Management Information Circular have been approved by the First Majestic Board.

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APPENDIX A

RESOLUTION TO BE APPROVED AT THE FIRST MAJESTIC SPECIAL MEETING

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance by First Majestic Silver Corp. (“First Majestic”) of up to an aggregate of 190,000,000 common shares (“First Majestic Common Shares”) in the capital of First Majestic (the “Aggregate First Majestic Shares”), pursuant to and in accordance with the terms of the Agreement and Plan of Merger dated as of September 5, 2024 (the ”Merger Agreement”) by and among First Majestic, Ocelot Transaction Corporation, a direct wholly-owned Subsidiary of First Majestic, and Gatos Silver, Inc. (“Gatos”), representing 2.55 common shares (the ”Exchange Ratio”) in the capital of First Majestic for each share of Gatos Common Stock that is issued and outstanding immediately prior to the effective time of the transactions to be completed pursuant to the Merger Agreement, and an amount in cash equal to the product of any fractional First Majestic Common Shares based on the Exchange Ratio, is hereby authorized and approved.

2.

The Aggregate First Majestic Shares will, when issued, be validly issued as fully paid and non-assessable common shares in the capital of First Majestic and, where applicable, the registrar and transfer agent of the First Majestic Common Shares from time to time is hereby authorized upon receipt of a direction from any one director or officer of First Majestic to countersign and deliver certificates, or other evidence of issuance, in respect of the Aggregate First Majestic Shares.

3.

Notwithstanding that this ordinary resolution has been duly passed by the shareholders of First Majestic, the directors of First Majestic are hereby authorized and empowered, in their sole discretion, without further notice to, or approval of, the First Majestic Shareholders (i) to amend the Merger Agreement, to the extent permitted thereby; and (ii) subject to the terms of the Merger Agreement, to not proceed with the transactions contemplated by the Merger Agreement or otherwise give effect to these resolutions.

4.

Any one director or officer of First Majestic be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of First Majestic all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to these resolutions.”

MANAGEMENT INFORMATION CIRCULAR	A-1

APPENDIX B

MERGER AGREEMENT

Execution Version

Dated September 5, 2024

Agreement and Plan of Merger

by and among

First Majestic Silver Corp.

Ocelot Transaction Corporation

and

Gatos Silver, Inc.

MANAGEMENT INFORMATION CIRCULAR	B-1

Appendix B

MANAGEMENT INFORMATION CIRCULAR	B-2

Appendix B

MANAGEMENT INFORMATION CIRCULAR	B-3

Appendix B

MANAGEMENT INFORMATION CIRCULAR	B-4

Appendix B

Exhibits

Exhibit A	Form of Certificate of Merger

Exhibit B	Articles of Incorporation of the Surviving Corporation

MANAGEMENT INFORMATION CIRCULAR	B-5

Appendix B

Agreement and Plan of Merger

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated September 5, 2024, is by and among First Majestic Silver Corp., a British Columbia company (“First Majestic”), Ocelot Transaction Corporation, a Delaware corporation and wholly owned Subsidiary of First Majestic (“Merger Sub”), and Gatos Silver, Inc., a Delaware corporation (“Gatos”). First Majestic, Merger Sub and Gatos are each sometimes referred to as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, the Parties wish to effect a business combination through the merger of Merger Sub with and into Gatos (the “Merger”), with Gatos surviving the Merger as a wholly owned subsidiary of First Majestic in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of Gatos (the “Gatos Board of Directors”) established a special committee of the Gatos Board of Directors consisting of independent and disinterested directors (the “Gatos Special Committee”) to, among other things, review, evaluate and negotiate this Agreement and the Transactions and, if, the Gatos Special Committee deems appropriate, recommend that the Gatos Board of Directors approve the execution and delivery of this Agreement by Gatos;

WHEREAS, the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the transactions contemplated hereby, including the Merger (the “Transactions”), are advisable, (b) approving this Agreement and the Transactions, (c) resolving, on the terms and subject to the conditions set forth in this Agreement, to submit this Agreement to the Gatos stockholders for consideration at a meeting of Gatos stockholders and (d) resolving, on the terms and subject to the conditions set forth in this Agreement, to recommend the adoption of this Agreement by the Gatos stockholders (the resolution in this clause (d) being the “Gatos Board Recommendation”);

WHEREAS, the board of directors of First Majestic (the “First Majestic Board of Directors”) has unanimously adopted resolutions, including in its capacity as the sole stockholder of Merger Sub, (a) declaring that this Agreement and the consummation of the Transactions, are advisable, (b) approving this Agreement and the Transactions, (c) resolving, on the terms and subject to the conditions set forth in this Agreement, that the issuance of the First Majestic Shares as Merger Consideration (the “First Majestic Share Issuance”) be submitted for consideration at the First Majestic Special Meeting and (d) resolving, on the terms and subject to the conditions set forth in this Agreement, to recommend that First Majestic’s stockholders vote to approve the First Majestic Share Issuance (the “First Majestic Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement and the Transactions, including the Merger, and determined that this Agreement and the consummation of the Transactions, including the Merger, are advisable;

WHEREAS, for U.S. federal, and applicable state and local, income Tax purposes, it is the intent of the Parties that (i) the Merger qualifies as a “reorganization” under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), to which each of First Majestic, Merger Sub, and Gatos are parties under Section 368(b) of the Code and (ii) the Merger not result in the recognition of gain under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of First Majestic following the Merger that does not enter into a five-year gain recognition agreement as provided under Treasury Regulations Section 1.367(a)-8 (a “GRA”)) (clauses (i) and (ii), collectively, the “Intended Tax Treatment”), and that this Agreement constitutes, and is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulation Section 1.368-2(g);

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Appendix B

WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of First Majestic to enter into this Agreement, each member of the Gatos Board of Directors, each executive officer of Gatos listed on Section A of the Gatos Disclosure Letter, Electrum Silver US LLC and Electrum Silver US II LLC have entered into agreements to vote in favor of the Transactions with First Majestic; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the Parties agree as follows:

W I T N E S S E T H :

ARTICLE I

THE MERGER; CERTAIN GOVERNANCE MATTERS

Section 1.01 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to Gatos or First Majestic, as applicable, than those contained in the Confidentiality Agreement in favor of Gatos; provided that such agreement need not include standstill provisions in favor of Gatos or First Majestic, as applicable and which confidentiality agreement does not contain any provision that prohibits Gatos’ or First Majestic’s, as the case may be, compliance with the terms of this Agreement.

“Action” means any claim, complaint, litigation, action, petition, suit, arbitration, mediation or similar legal proceeding, whether civil or criminal, at law or in equity, by or before any Governmental Entity.

“Adverse Law or Order” means any rule, regulation or other Law or Order entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction which prevents, prohibits or makes illegal the consummation of the Transactions.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and Mexico’s Antitrust Law.

“BC Securities Act” means the Securities Act (British Columbia), as amended.

“Bribery Legislation” means any applicable Law or regulation implementing the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; the FCPA; the CFPOA; the Criminal Code (Canada); and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which First Majestic or Gatos operates.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York, or Vancouver, British Columbia.

“Canadian Corporate and Securities Law” means collectively, Canadian Corporate Law and Canadian Securities Laws.

“Canadian Corporate Law” means the Business Corporations Act (British Columbia) and the rules and regulations published thereunder.

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Appendix B

“Canadian Securities Authorities” means the British Columbia Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the BC Securities Act and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada).

“COFECE” means the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) or any Governmental Entity which substitutes it or assumes its functions.

“Collective Bargaining Agreement” means any collective bargaining or similar collective labor agreement or arrangement (whether or not mandated by Law or any Governmental Entity) with any trade union, labor union, works council, or similar employee representative body, covering any employee of Gatos or any Gatos Subsidiary, or First Majestic or any First Majestic Subsidiary, as the case may be, or by which any such employee is bound.

“Confidentiality Agreement” means the Amended and Restated Confidentiality Agreement, dated as of June 7, 2024 by and between Gatos and First Majestic.

“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, arrangement or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect, and any amendments or supplements thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.

“DGCL” shall have the meaning set forth in the Recitals.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Law” means any Law relating to pollution or protection, investigation or restoration of the environment or natural resources, wildlife or, as such matters relate to injury or threat of injury to persons or property relating to the use, handling, presence, transportation, treatment, storage, disposal, Release, threatened Release or discharge of, or exposure to, Hazardous Materials.

“Environmental Permits” means any permit, license, consent, certificate, registration, variance, exemption, order, authorization or approval required under applicable Environmental Laws.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchanges” means the NYSE and TSX.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977, as amended.

“First Majestic Benefit Plan” means each material employee benefit plan, plan, program, policy, practice, contract, agreement or other arrangement, including each bonus, commission, equity, stock purchase, phantom stock, stock option, incentive, deferred compensation, defined contribution, defined benefit, retirement, pension, employment (including offer letter), consulting, severance, separation, retention, change in control, sick leave, health and welfare (including vision, dental and disability plans), vacation, paid time off, and other compensation or benefit plan, program, policy, practice, contract, agreement or other arrangement, whether or not in writing and whether or not funded, that is maintained, sponsored, contributed to or required to be contributed to by First

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Appendix B

Majestic or any of the First Majestic Subsidiaries, or with respect to which First Majestic or any of the First Majestic Subsidiaries could reasonably be expected to have material liability, in each case, with respect to, or for the benefit of, any current or former employees, individual independent contractors, or other non-employee service providers of First Majestic or any of the First Majestic Subsidiaries (and any dependents or beneficiaries thereof), but excluding any plan, program, agreement, or arrangement sponsored or maintained, or mandated to be sponsored or maintained, by any Governmental Entity.

“First Majestic Circular” means the management information circular prepared by First Majestic in connection with the First Majestic Special Meeting.

“First Majestic Competing Proposal” means, other than the Transactions contemplated by this Agreement, whether or not in writing, any inquiry, proposal or offer from, or public expression of intention by, any Person or “group” (as defined in the Section 13(d) of the Exchange Act and the rules promulgated thereunder) of Persons (other than First Majestic and its affiliates) relating to (i) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions of (A) twenty percent (20%) or more of the consolidated assets of First Majestic and the First Majestic Subsidiaries taken as a whole (based on the most recent consolidated financial statements of First Majestic filed on SEDAR+), or (B) twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of First Majestic or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more First Majestic Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of First Majestic and the First Majestic Subsidiaries taken as a whole (based on the most recent consolidated financial statements of First Majestic filed on SEDAR+), (ii) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group owning twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of First Majestic or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more First Majestic Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of First Majestic and the First Majestic Subsidiaries taken as a whole (based on the most recent consolidated financial statements of First Majestic filed on SEDAR+), or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of First Majestic or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more First Majestic Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of First Majestic and the First Majestic Subsidiaries taken as a whole (based on the most recent consolidated financial statements of First Majestic filed on SEDAR+).

“First Majestic Credit Agreement” means that certain second amended and restated Credit Agreement dated March 31, 2022 among, inter alios, First Majestic, the Bank of Montreal as administrative agent and lender and several other lenders who are party thereto, as amended from time to time.

“First Majestic Equity Award” means any form of compensation (including deferred compensation) granted under a First Majestic Equity Plan that is or may be paid or settled in First Majestic Shares.

“First Majestic Equity Plan” means the 2022 First Majestic Long Term Incentive Plan, as may be amended from time to time.

“First Majestic Governing Documents” means First Majestic’s (i) Notice of Articles, as amended, and (ii) Articles, as amended.

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Appendix B

“First Majestic Intellectual Property” means the Intellectual Property owned or purported to be owned, in whole or in part, by First Majestic or the First Majestic Subsidiaries.

“First Majestic Intervening Event” means any material event, fact, circumstance, effect, development or occurrence that (i) was not known to, or reasonably foreseeable by, the First Majestic Board of Directors as of the date hereof or, if known, the material consequences of which were not known or reasonably foreseeable as of the date hereof provided, however, that in no event shall the following events, changes or developments constitute a First Majestic Intervening Event: (i) the receipt, existence or terms of any First Majestic Competing Proposal; (ii) changes in the market price or trading volume of the First Majestic Shares or Gatos Common Stock or the fact that Gatos or First Majestic meets or exceeds (or fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period; provided, further, that the exceptions contained in the foregoing proviso shall not apply to the underlying causes giving rise to, or contributing to, such event, change or development or prevent any of such underlying causes from being taken into account in determining whether First Majestic Intervening Event has occurred; (iii) changes after the date hereof in general United States, Mexico, Canada or global economic conditions or conditions (or changes therein) in any industry or industries in which First Majestic operates (including any change (on a current or forward basis) in the price of silver or changes in commodity prices or general market prices affecting the mining industry generally); or (iv) changes after the date hereof affecting financial, credit or capital market conditions or changes in interest or exchange rates.

“First Majestic Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has a material adverse effect on the business, results of operations or financial condition of First Majestic and the First Majestic Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Transactions from occurring on or before the Outside Date; provided, however, that in the case of clause (i), no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a First Majestic Material Adverse Effect or shall be taken into account when determining whether a First Majestic Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States, Mexico, Canada or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which First Majestic operates (including any change (on a current or forward basis) in the price of silver or changes in commodity prices or general market prices affecting the mining industry generally), (c) general legal, tax, economic, political or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions or changes in interest or exchange rates and any such conditions related to a government shutdown, federal debt ceiling or banking or credit crisis, (d) any change or prospective changes occurring after the date hereof in Laws or IFRS or the interpretation or enforcement thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes), (f) compliance with the express terms of this Agreement or any other agreement entered into in connection herewith and any action taken or omitted to be taken by First Majestic or any First Majestic Subsidiary at the express written direction or request of or with the express prior written consent of Gatos, (g) changes in the price of First Majestic Shares, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a First Majestic Material Adverse Effect may be taken into account), (h) any failure by First Majestic to meet any internal or published projections, estimates or expectations of First Majestic’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by First Majestic to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a First Majestic Material Adverse Effect may be taken into account), (i) (A) any hurricane, tornado, earthquake, flood, fire, explosion, weather-related event, natural or man-made disaster, act of God or other force majeure events or occurrences, (B) epidemics, pandemics or disease outbreaks (including COVID-19) or the worsening thereof or applicable Laws (or the interpretation thereof) adopted in response thereto, or (C) (1) any outbreak or escalation or worsening of hostilities, acts of war (whether or not declared), military actions, cyber-attacks, data breaches, acts of insurrection, political unrest, riots or any act of sabotage or terrorism (foreign or domestic) or (2) the geopolitical dispute between the Russian Federation and Ukraine and any evolution or worsening thereof, including, in all cases of this clause (i), the response of any Governmental Entities thereto (j) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the

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Appendix B

relationships, contractual or otherwise, of First Majestic with customers, suppliers, service providers, employees, Governmental Entities, stockholders, joint venture partners or any other Persons having a relationship with First Majestic and including any resulting litigation (including any claims of breach of fiduciary duty or disclosure claims) or (k) any reduction in any credit rating of First Majestic or the First Majestic Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of a First Majestic Material Adverse Effect may be taken into account), except, in the case of clauses (a) – (e) or (i) to the extent First Majestic and the First Majestic Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries and the same jurisdiction in which First Majestic and the First Majestic Subsidiaries operate (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a First Majestic Material Adverse Effect, and only to the extent otherwise permitted by this definition).

“First Majestic Option” means an outstanding and unexercised option (whether vested or unvested) to purchase First Majestic Shares.

“First Majestic Shareholder Approval” means the approval of the First Majestic Share Issuance by simple majority of the votes cast by holders of First Majestic Shares present in person or by proxy at the First Majestic Special Meeting and entitled to vote at the First Majestic Special Meeting.

“First Majestic Special Meeting” means the special meeting of the holders of First Majestic Shares for the purpose of seeking the First Majestic Shareholder Approval, including any postponement or adjournment thereof.

“First Majestic Subsidiaries” means the Subsidiaries of First Majestic.

“First Majestic Superior Proposal” means a bona fide, written First Majestic Competing Proposal (with references to 20% being deemed to be replaced with references to 50%) not solicited in breach of Section 5.04, which the First Majestic Board of Directors determines in good faith after consultation with First Majestic’s outside legal and financial advisors to be (i) more favorable from a financial point of view to the shareholders of First Majestic than the Merger, taking into account all relevant factors (including any adjustment to the terms and conditions proposed by Gatos in response to such proposal) and (ii) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (i) and (ii), taking into account the certainty and timing of closing, financing arrangements, the identity of the party making the proposal and such other legal, financial, regulatory and other aspects of such proposal as the First Majestic Board of Directors deems in good faith relevant.

“First Majestic Superior Proposal Acquisition Agreement” shall mean a written definitive acquisition agreement providing for a First Majestic Superior Proposal entered into by and between First Majestic and the Person making a First Majestic Superior Proposal.

“First Majestic VWAP” means the volume weighted average price of First Majestic Shares for a five (5) trading day period, starting with the opening of trading on the sixth (6th) trading day prior to the Closing Date and ending with the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg L.P., or if not reported therein, in another authoritative source mutually selected by First Majestic and Gatos.

“Form 51-102F5” means Form 51-102F5 as prescribed in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

“Gatos Benefit Plan” means each material employee benefit plan, program, policy, practice, contract, agreement or arrangement, including, each bonus, commission, equity, stock purchase, phantom stock, stock option, incentive, deferred compensation, defined contribution, defined benefit, retirement, pension, employment (including offer letter), consulting, severance, separation, retention, change in control, sick leave, health and welfare benefit (including vision, dental, and disability plans), fringe-benefit, vacation, paid time off, and other compensation or benefit plan, program, policy, practice, contract, agreement or other arrangement, whether or not in writing and whether or not funded, that is maintained, sponsored, contributed to or required to be contributed to by Gatos or any of the Gatos Subsidiaries, or with respect to which Gatos or any of the Gatos Subsidiaries could

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Appendix B

reasonably be expected to have material liability, in each case, with respect to, or for the benefit of, any current or former employees, individual independent contractors, or other non-employee service providers of Gatos or any of the Gatos Subsidiaries (and any dependents or beneficiaries thereof), but excluding any plan, program, agreement, or arrangement sponsored or maintained, or mandated to be sponsored or maintained, by any Governmental Entity.

“Gatos Bylaws” means the bylaws of Gatos, as amended and restated as of the date of this Agreement.

“Gatos Certificate” means the Amended and Restated Certificate of Incorporation of Gatos, as amended and restated and supplemented and in effect on the date hereof.

“Gatos Common Stock” means the outstanding shares of common stock, par value $0.001 per share, of Gatos.

“Gatos Competing Proposal” means, other than the Transactions contemplated by this Agreement, whether or not in writing, any inquiry, proposal or offer from, or public expression of intention by, any Person or “group” (as defined in the Section 13(d) of the Exchange Act and the rules promulgated thereunder) of Persons (other than First Majestic and its affiliates) relating to (i) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions of (A) twenty percent (20%) or more of the consolidated assets of Gatos and the Gatos Subsidiaries taken as a whole (based on the most recent consolidated financial statements of Gatos filed with the SEC), or (B) twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Gatos or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Gatos Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Gatos and the Gatos Subsidiaries taken as a whole (based on the most recent consolidated financial statements of Gatos filed with the SEC), (ii) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group owning twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Gatos or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Gatos Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Gatos and the Gatos Subsidiaries taken as a whole (based on the most recent consolidated financial statements of Gatos filed with the SEC), or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of Gatos or twenty percent (20%) or more of any class of equity or voting securities (and/or securities convertible into, or exchangeable or exercisable for such voting or equity securities) of one or more Gatos Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of Gatos and the Gatos Subsidiaries taken as a whole (based on the most recent consolidated financial statements of Gatos filed with the SEC).

“Gatos Credit Agreement” means that certain second amended and restated Revolving Credit Agreement, dated as of December 13, 2023, by and among Gatos, certain subsidiaries of Gatos from time to time thereto, Bank of Montreal and BMO Capital Markets.

“Gatos DSU” means a notional instrument entitling the holder to receive a certain number of shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos Equity Awards” means, collectively, all outstanding Gatos Options, Gatos RSUs, Gatos PSUs, and Gatos DSUs.

“Gatos Governing Documents” means the Gatos Bylaws and the Gatos Certificate.

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Appendix B

“Gatos Intellectual Property” means the Intellectual Property owned or purported to be owned, in whole or in part, by Gatos or the Gatos Subsidiaries.

“Gatos Intervening Event” means any material event, fact, circumstance, effect, development or occurrence that was not known to, or reasonably foreseeable by, the Gatos Board of Directors or the Gatos Special Committee as of the date hereof or, if known, the material consequences of which were not known or reasonably foreseeable as of the date hereof provided, however, that in no event shall the following events, changes or developments constitute a Gatos Intervening Event: (i) the receipt, existence or terms of any Gatos Competing Proposal; (ii) changes in the market price or trading volume of the First Majestic Shares or Gatos Common Stock or the fact that Gatos or First Majestic meets or exceeds (or fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period; provided, further, that the exceptions contained in the foregoing proviso shall not apply to the underlying causes giving rise to, or contributing to, such event, change or development or prevent any of such underlying causes from being taken into account in determining whether Gatos Intervening Event has occurred; (iii) changes after the date hereof in general United States, Mexico, Canada or global economic conditions or conditions (or changes therein) in any industry or industries in which Gatos operates (including any change (on a current or forward basis) in the price of silver or changes in commodity prices or general market prices affecting the mining industry generally); or (iv) changes after the date hereof affecting financial, credit or capital market conditions or changes in interest or exchange rates.

“Gatos LTIP” means the 2023 Gatos Amended and Restated Long Term Incentive Plan, as may be amended from time to time.

“Gatos Material Adverse Effect” means any Effect that, individually or in the aggregate, has (i) a material adverse effect on the business, results of operations or financial condition of Gatos and the Gatos Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Transactions from occurring on or before the Outside Date; provided, however, that in the case of clause (i) no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Gatos Material Adverse Effect or shall be taken into account when determining whether a Gatos Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States, Mexico, Canada or global economic conditions, (b) conditions (or changes therein) in any industry or industries in which Gatos operates (including any change (on a current or forward basis) in the price of silver or changes in commodity prices or general market prices affecting the mining industry generally), (c) general legal, tax, economic, political or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions or changes in interest or exchange rates and any such conditions related to a government shutdown, federal debt ceiling or banking or credit crisis, (d) any change or prospective changes occurring after the date hereof in Laws or GAAP or the interpretation or enforcement thereof, (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of and by any Governmental Entity occurring after the date hereof (including with respect to Taxes), (f) compliance with the express terms of this Agreement or any other agreement entered into in connection herewith and any action taken or omitted to be taken by Gatos or any Gatos Subsidiary at the express written direction or request of or with the express prior written consent of First Majestic, (g) changes in the price of Gatos Common Stock, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a Gatos Material Adverse Effect may be taken into account), (h) any failure by Gatos to meet any internal or published projections, estimates or expectations of Gatos’ revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Gatos to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a Gatos Material Adverse Effect may be taken into account), (i) (A) any hurricane, tornado, earthquake, flood, fire, explosion, weather-related event, natural or man-made disaster, act of God or other force majeure events or occurrences, (B) epidemics, pandemics or disease outbreaks (including COVID-19) or the worsening thereof or applicable Laws (or the interpretation thereof) adopted in response thereto, or (C) (1) any outbreak or escalation or worsening of hostilities, acts of war (whether or not declared), military actions, cyber-attacks, data breaches, acts of insurrection, political unrest, riots or any act of sabotage or terrorism (foreign or domestic) or (2) the geopolitical dispute between the Russian Federation and Ukraine and any

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Appendix B

evolution or worsening thereof, including, in all cases of this clause (i), the response of any Governmental Entities thereto, (j) the negotiation, public announcement or pendency of the Transactions, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Gatos with customers, suppliers, service providers, employees, Governmental Entities, stockholders, joint venture partners or any other Persons having a relationship with Gatos and including any resulting litigation (including any claims of breach of fiduciary duty or disclosure claims) or (k) any reduction in any credit rating of Gatos or the Gatos Subsidiaries, in and of itself (it being understood that the Effects giving rise or contributing to such reduction that are not otherwise excluded from the definition of a Gatos Material Adverse Effect may be taken into account), except, in the case of clauses (a) – (e) or (i) to the extent Gatos and the Gatos Subsidiaries, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries and the same jurisdiction in which Gatos and the Gatos Subsidiaries operate (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Gatos Material Adverse Effect, and only to the extent otherwise permitted by this definition).

“Gatos Option” means an outstanding and unexercised option (whether vested or unvested) to purchase shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos PSU” means a performance-vesting restricted stock unit covering shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos RSU” means a time-vesting restricted stock unit covering shares of Gatos Common Stock, granted under the Gatos LTIP.

“Gatos Special Meeting” means the meeting of the holders of Gatos Common Stock for the purpose of seeking the Gatos Stockholder Approval, including any postponement or adjournment thereof.

“Gatos Stockholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding shares of Gatos Common Stock entitled to vote on the authorization of this Agreement at the Gatos Special Meeting in favor of such authorization.

“Gatos Subsidiaries” means the Subsidiaries of Gatos.

“Gatos Superior Proposal” means a bona fide, written Gatos Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), not solicited in breach of Section 5.03, which the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee determines in good faith after consultation with Gatos’ outside legal and financial advisors to be (i) more favorable from a financial point of view to the stockholders of Gatos than the Merger, taking into account all relevant factors (including any adjustment to the terms and conditions proposed by First Majestic in response to such proposal) and (ii) reasonably capable of being completed as proposed on a timely basis, in the case of each of clauses (i) and (ii), taking into account the certainty and timing of closing, financing arrangements, the identity of the party making the proposal and such other legal, financial, regulatory and other aspects of such proposal as the Gatos Board of Directors or the Gatos Special Committee, as applicable, deems in good faith relevant.

“Gatos Superior Proposal Acquisition Agreement” shall mean a written definitive acquisition agreement providing for a Gatos Superior Proposal entered into by and between Gatos and the Person making such Gatos Superior Proposal.

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any candidate for political office, or (iii) any political party or party official.

“Governmental Entity” means (i) any transnational, national, federal, state, provincial, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of, or pertaining to, government, including any arbitral body, (ii) any public international governmental organization, or (iii) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition.

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Appendix B

“Hazardous Materials” means any substance defined, listed, classified, characterized or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant” or a “contaminant”, or words of similar import under any Environmental Law, including petroleum, petroleum products or byproducts (including crude oil and any fractions thereof), explosive material, radioactive material, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, per- and polyfluoroalkyl substances, heavy metals, asbestos and asbestos-containing materials, and radon gas.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person,

(a)	all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)	all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guarantees, surety bonds and similar instruments;

(c)	net obligations of such Person under any interest rate, swap, currency swap, forward currency or interest rate contracts or other interest rate or currency hedging arrangements;

(d)	all obligations of such Person for capitalized leases or to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business);

(e)	all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock;

(f)

indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness will have been assumed by such Person or is limited in recourse;

(g)	obligations outstanding under securitization facilities; and

(h)

any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, provided that Indebtedness shall not include any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness.

“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Accounting Standards as adopted by the Canadian Accounting Standards Board.

“In-the-Money-Amount” means the amount by which (i) the aggregate fair market value, at the applicable time, of the shares to which an option relates, exceeds (ii) the aggregate exercise price of the option to acquire such shares.

“Intellectual Property” means all intellectual property and similar proprietary rights protected, created or arising under the Laws of any jurisdiction or any international convention, whether registered or unregistered, including with respect to: (i) patents and patent applications, (ii) trademarks, service marks, trade names, business names, logos, trade dress, Internet domain names, and all other similar rights or identifiers of source or origin in any part of the world, together with all goodwill symbolized thereby, (iii) copyrights and works of authorship, including such rights in Software, (iv) trade secrets and rights in all other confidential information, including know-how, inventions (whether or not patentable), algorithms, logic, operating conditions and procedures, proprietary formulae, concepts, methods, techniques, compositions, processes, apparatuses, schematics, drawings, models and methodologies, specifications, research and development information, technology, business plans, technical, engineering and manufacturing information (collectively, “Trade Secrets”) (v) Software, (vi) rights in databases and data collections and (vii) all registrations of, applications for registration of, and renewals and extensions of any of the foregoing, as applicable.

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Appendix B

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be, as the case may be, the actual knowledge of (i) the Persons listed in Section 1.01(a) of the First Majestic Disclosure Letter with respect to First Majestic or Merger Sub, or (ii) the Persons listed in Section 1.01(a) of the Gatos Disclosure Letter with respect to Gatos.

“Law” means any law (including common law), constitution, statute, code, rule, regulation, Order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, encumbrance, easement, right of way, encroachment, title defect, claim, license, lease, option, right of first refusal, right of first offer, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Mexico’s Antitrust Law” means Ley Federal de Competencia Económica.

“Mining Rights” means all mineral and mining interests, deeds, claims, leases and concessions, exploration, reconnaissance, exploitation or extraction rights, subsurface rights, or any other rights or interests, for the purpose of exploring, exploiting or beneficiating minerals under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein.

“Misrepresentation” has the meaning ascribed to it under the BC Securities Act.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer.

“NYSE” means the New York Stock Exchange.

“Order” means any judgment, order, injunction, decree, stipulation, decision, ruling or writ of any Governmental Entity, or any settlement agreement or compliance agreement entered into in connection with any Action.

“Organizational Documents” means, with respect to any Person, the articles of incorporation or association, certificate of incorporation, charter, notice of articles, by-laws, articles of formation, certificate of formation, regulations, operating agreement, partnership agreement, stockholders agreement, joint venture agreement, certificate of limited partnership and all other similar documents and foreign equivalent documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Permitted Liens” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith by appropriate proceedings, in each case only to the extent accruals or reserves have been established in accordance with GAAP or IFRS, as applicable, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business or by operation of Law, in each case that are not yet overdue or are being contested in good faith by appropriate proceedings, (iii) which is disclosed on the most recent (as of the date hereof) consolidated balance sheet of Gatos or First Majestic, as the case may be, or notes thereto or securing liabilities reflected on such balance sheet or Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant Party and its Subsidiaries, taken as a whole, (iv) securing the obligations under the Gatos Credit Agreement or the First Majestic Credit Agreement, as the case may be,

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Appendix B

(v) non-exclusive licenses of Intellectual Property (1) to customers or (2) to vendors or service providers for use for the benefit of Gatos and the Gatos Subsidiaries or First Majestic and the First Majestic Subsidiaries, as applicable, in each case, in the ordinary course of business, (vi) under any Gatos Real Property Rights, Gatos Mining Rights, First Majestic Real Property Rights or First Majestic Mining Rights, as applicable, or with respect to the real property interests of the landlords or fee owners (or equivalent) thereunder, (vii) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Gatos Real Property Rights, Gatos Mining Rights, First Majestic Real Property Rights or First Majestic Mining Rights, as applicable, which are not violated by the current use and operation of such real property in any material respects, (viii) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to the Gatos Real Property Rights, Gatos Mining Rights, First Majestic Real Property Rights or First Majestic Mining Rights, as applicable, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used, (ix) public roads and highways, and (x) matters which would be disclosed by accurate survey or title report with respect to each parcel of real property of Gatos or any Gatos Subsidiary, or First Majestic or any First Majestic Subsidiary, as the case may be.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization, including analogous foreign entities.

“Qualified Person” has the meaning set out in Item 1300 of Regulation S-K and in NI 43-101, as the context requires.

“Real Property Rights” means any real property interests including fee simple (or equivalent) interests in real property, leases, easements, rights of way or licenses from landowners or authorities permitting the access to and use of land, and other surface or access rights.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, placing, discarding, abandonment or disposing into the environment.

“Representatives” means, when used with respect to First Majestic, Merger Sub or Gatos, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of First Majestic or Gatos, as applicable, and its respective Subsidiaries.

“Sanctioned Country” means a country, region, or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine, and the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” means (i) any Person identified in any list of designated Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the government of Canada (including Global Affairs Canada and Public Safety Canada), the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union, or any European Union member state; (ii) any Person located, organized, resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country, (iii) any person 50% or more owned or controlled by, or acting on behalf of any Person described in (i) or (ii); (iv) any person deemed under Canadian Sanctions to be controlled by, or whose property is deemed under Canadian Sanctions to be owned by, any Person described in clause (i); or (v) any Person otherwise a target of Sanctions.

“Sanctions” means all economic or financial sanctions, including trade embargoes and restrictions imposed, administered or enforced from time to time by OFAC, the United States Department of State, the government of Canada (including Global Affairs Canada and Public Safety Canada), the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

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Appendix B

“SEDAR+” means the System for Electronic Document Analysis Retrieval + of the Canadian Securities Administrators.

“Software” means any software, firmware and computer programs and applications, including all (a) data files, computer programs, application programming interfaces, computerized databases, algorithms, data files, plugins, libraries, subroutines, tools and APIs, in each case of the foregoing whether in source code, executable or object code form and (b) software-related documentation, including user manuals, specifications and other documentation related thereto.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any other Person of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership. For the avoidance of doubt, for purposes of this Agreement, Gatos Silver Canada Corp., Minera Luz del Sol S. de R.L. de C.V., Minera Plata Real S. de R.L. de C.V. and Operaciones San Jose de Plata S. de R.L. de C.V. shall be deemed to be Subsidiaries of Gatos.

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum or estimated tax, including any interest, penalty, additions to tax or additional amounts imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxing Authority” means any Governmental Entity or other authority responsible for the administration, determination, assessment, imposition and/or collection of Taxes or enforcement of any Law in relation to Taxes.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations and any amended or successor provisions with respect to such regulations).

“TSX” means the Toronto Stock Exchange.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement. “Willfully Breached” has a correlative meaning.

The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Book Entry Shares”	Section 2.02(b)

“Closing”	Section 1.03

“Closing Date”	Section 1.03

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Appendix B

“Code”	Recitals

“COFECE”	Section 6.02(c)

“Continuing Employees”	Section 6.07(a)

“Converted Options”	Section 2.03(a)(i)

“D&O Insurance”	Section 6.04(c)

“DGCL”	Recitals

“Effective Time”	Section 1.04

“Enforceability Exceptions”	Section 3.03(a)

“Exchange Agent”	Section 2.02(a)

“Exchange Fund”	Section 2.02(a)

“Exchange Ratio”	Section 2.01(a)

“First Majestic”	Preamble

“First Majestic Board of Directors”	Recitals

“First Majestic Board Recommendation”	Recitals

“First Majestic Capitalization Date”	Section 4.02(a)

“First Majestic Change of Recommendation”	Section 5.04(c)

“First Majestic Disclosure Letter”	Article IV

“First Majestic Equity Schedule”	Section 4.02(c)

“First Majestic Material Contracts”	Section 4.21(a)

“First Majestic Mining Rights”	Section 4.16(a)(i)

“First Majestic Permits”	Section 4.07(b)

“First Majestic Real Property Rights”	Section 4.16(a)(i)

“First Majestic Registered Intellectual Property”	Section 4.15(a)

“First Majestic SEDAR+ Documents”	Article IV

“First Majestic Share Issuance”	Recitals

“First Majestic Shares”	Section 4.02(a)

“First Majestic Tax Certificate”	Section 6.12(e)

“First Majestic Termination Fee”	Section 8.02(c)(i)

“Form F-4”	Section 3.12

“Fractional Share Consideration”	Section 2.01(a)

“GAAP”	Section 3.02(c)

“Gatos”	Preamble

“Gatos Board of Directors”	Recitals

“Gatos Board Recommendation”	Recitals

“Gatos Capitalization Date”	Section 3.02(a)

“Gatos Change of Recommendation”	Section 5.03(c)

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Appendix B

“Gatos Disclosure Letter”	Article III

“Gatos Equity Schedule”	Section 3.02(c)

“Gatos Material Contracts”	Section 3.21(a)

“Gatos Mining Rights”	Section 3.16(a)(ii)

“Gatos Permits”	Section 3.07(b)

“Gatos Preferred Stock”	Section 3.02(a)

“Gatos Real Property Rights”	Section 3.16(a)(i)

“Gatos Registered Intellectual Property”	Section 3.15(a)(i)

“Gatos SEC Documents”	Article III

“Gatos Special Committee”	Recitals

“Gatos Stock Certificate”	Section 2.02(b)

“Gatos Tax Certificate”	Section 6.12(e)

“Gatos Termination Fee”	Section 8.02(b)(i)

“Indemnified Parties”	Section 6.04(a)

“Intended Tax Treatment”	Recitals

“IT Systems”	Section 3.15(b)

“Merger”	Recitals

“Merger Consideration”	Section 2.01(a)

“Merger Sub”	Preamble

“Outside Date”	Section 8.01(c)

“Party”	Preamble

“Proxy Statement/Prospectus”	Section 3.12

“Sarbanes-Oxley Act”	Section 3.05

“SAT”	Section 4.13(b)

“Surviving Corporation”	Section 1.02(a)

“Tax Matters”	Section 4.13(b)

“Transaction Litigation”	Section 6.09

“Transactions”	Recitals

“Transfer Taxes”	Section 6.12(b)

Section 1.02 The Merger.

(a)

On the terms and subject to the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Gatos, whereupon the separate corporate existence of Merger Sub will cease, with Gatos continuing its corporate existence as the surviving corporation (Gatos, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”), such that immediately following the Merger, the Surviving Corporation will be a wholly owned Subsidiary of First Majestic.

(b)

In connection with the Merger, First Majestic shall take such actions as may be necessary to reserve, prior to the Merger, a sufficient number of First Majestic Shares to permit the issuance and delivery, on behalf of

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Appendix B

Merger Sub, of First Majestic Shares to the holders of Gatos Common Stock as of the Effective Time in accordance with the terms of this Agreement.

Section 1.03 Closing. The closing of the Merger (the “Closing”) will take place by exchange of signature pages by email on the date which is the later of (a) January 15, 2025; and (b) three Business Days after the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other date as may be agreed to in writing by Gatos and First Majestic. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.04 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Parties shall cause the Merger to be consummated by causing a certificate of merger with respect to the Merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) to be duly executed in accordance with the relevant provisions of the DGCL and filed with the Secretary of State of the State of Delaware and make any other filings, recordings or publications required to be made by Gatos or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or on such later date and time as shall be agreed to by Gatos and First Majestic and specified in the Certificate of Merger in accordance with the DGCL (the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.05 Governing Documents of the Surviving Corporation. At the Effective Time, (a) the Gatos Certificate shall, by virtue of the Merger, be amended and restated so as to read in its entirety in the form attached hereto as Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 6.04) and (b) the Gatos Bylaws shall be amended and restated to conform to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub’s name shall be replaced by references to “Gatos Silver, Inc.”), and as such shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 6.04).

Section 1.06 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation to hold office in accordance with the bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation to hold office in accordance with the bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.07 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and Gatos shall vest in the Surviving Corporation, and all liabilities, obligations and penalties of each of Merger Sub and Gatos shall be assumed by the Surviving Corporation.

Section 1.08 First Majestic Board. Prior to the Effective Time, subject to First Majestic’s corporate governance standards, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic shall consider for appointment to the First Majestic Board of Directors, in accordance with the First Majestic Governing Documents, one individual mutually agreeable to Gatos and First Majestic, effective immediately following the Effective Time, to serve until the next annual meeting of First Majestic shareholders.

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Appendix B

ARTICLE II

TREATMENT OF SECURITIES

Section 2.01 Treatment of Capital Stock.

(a)

Treatment of Gatos Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of Gatos or of Merger Sub, subject to Section 2.01(d) and Section 2.05, each share of Gatos Common Stock issued and outstanding immediately prior to the Effective Time (but excluding Gatos Common Stock to be cancelled in accordance with Section 2.01(b)) shall be automatically converted into the right to receive 2.55 validly issued, fully paid and non-assessable First Majestic Shares (such ratio, the “Exchange Ratio”). From and after the Effective Time, all such Gatos Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Gatos Common Stock shall cease to have any rights with respect thereto, except the right to receive upon the surrender of such Gatos Common Stock in accordance with Section 2.02, the First Majestic Shares into which such Gatos Common Stock are converted as well as the right to receive, pursuant to Section 2.05, cash in lieu of fractional First Majestic Shares, if any, which would otherwise be issuable in respect of such Gatos Common Stock pursuant to this Section 2.01(a) (the “Fractional Share Consideration”), together with the amounts, if any, payable pursuant to Section 2.02(f). The consideration payable in accordance with this Section 2.01(a) is referred to as the “Merger Consideration”.

(b)

Cancellation of Gatos Common Stock owned by Gatos. At the Effective Time, all Gatos Common Stock owned by Gatos (including treasury stock), First Majestic, Merger Sub or by any of their respective direct or indirect wholly owned Subsidiaries shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)

Treatment of Merger Sub Common Shares. At the Effective Time, each issued and outstanding share of common stock, $0.001 par value, of Merger Sub shall be automatically converted into, and become, one validly issued, fully paid and non-assessable share of common stock, $0.001 par value, of the Surviving Corporation and such shares, collectively, shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)

Adjustment to Merger Consideration. The Exchange Ratio shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Gatos Common Stock or First Majestic Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Gatos Common Stock or First Majestic Shares outstanding at any time between the date hereof and immediately prior to the Effective Time to give First Majestic and the Gatos stockholders the same economic effect as contemplated by this Agreement prior to any of the foregoing events; provided, however, that nothing in this Section 2.01(d) shall be construed to permit First Majestic, Gatos or any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.02 Payment for Securities; Surrender of Certificates.

(a)

Exchange Fund. Prior to the Effective Time, First Majestic or Merger Sub shall designate a bank or trust company reasonably acceptable to Gatos to act as the exchange agent in connection with the Merger (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Agreement, and First Majestic and Merger Sub shall enter into an agreement with the Exchange Agent prior to the Effective Time, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement. The Exchange Agent shall also act as the agent for Gatos’ stockholders for the purpose of receiving and holding their Gatos Stock Certificates and Book Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or prior to the Effective Time, First Majestic shall, on behalf of Merger Sub, deposit, or cause to be deposited, with the Exchange Agent in trust for the benefit of the holders of shares of Gatos Common Stock (i) evidence of First Majestic Shares issuable pursuant to Section 2.01(a) (after giving effect to Section 2.05) in book entry form equal to

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Appendix B

the aggregate Merger Consideration (excluding any Fractional Share Consideration) in trust for the sole benefit of the holders of Gatos Common Stock; and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration and, from time to time when payable, any dividends or other distributions on First Majestic Shares in accordance with Section 2.02(f) (such evidence of book entry shares of First Majestic Shares and cash amounts, the “Exchange Fund”), in each case, in trust for the sole benefit of the holders of Gatos Common Stock. In the event the Exchange Fund shall be insufficient to pay the aggregate Fractional Share Consideration and any dividends or other distributions on First Majestic Shares in accordance with Section 2.02(f), First Majestic shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Exchange Agent in the amount required to make such payment. First Majestic shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration, including payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on First Majestic Shares in accordance with Section 2.02(f) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as directed by First Majestic; provided, however, that any investment of such cash shall be made in a manner to be mutually agreed between First Majestic and Gatos and that no such investment or loss thereon shall affect the amounts payable to holders of Gatos Common Stock pursuant to this Article II. Any interest and other income in excess of the amounts payable pursuant to this Agreement resulting from such investments, if any, shall, upon request by First Majestic, be paid to First Majestic on the earlier of (A) twelve (12) months after the Effective Time or (B) the full payment of the Exchange Fund in full satisfaction of all amounts payable pursuant to this Agreement.

(b)

Procedures for Surrender. As soon as reasonably practicable after the Effective Time (and in any case within five (5) Business Days after the Effective Time), First Majestic shall cause the Exchange Agent to mail to each holder of record of a valid certificate previously representing any shares of Gatos Common Stock outstanding immediately prior to the Effective Time (a “Gatos Stock Certificate”) or shares of Gatos Common Stock outstanding immediately prior to the Effective Time represented by book entry (“Book Entry Shares”) whose shares of Gatos Common Stock were converted into the right to receive the applicable Merger Consideration: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Gatos Stock Certificates shall pass, only upon proper delivery of the Gatos Stock Certificates to the Exchange Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Shares)); and (ii) instructions for use in effecting the surrender of the Gatos Stock Certificates, or in the case of Book Entry Shares, the surrender of such shares, in exchange for payment of the applicable Merger Consideration. Each holder of record of a Gatos Stock Certificate or Book Entry Share shall, upon surrender to the Exchange Agent of such Gatos Stock Certificate or Book Entry Share, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent pursuant to such instructions, be entitled to receive in exchange therefor the Merger Consideration which the number of shares of Gatos Common Stock previously represented by such Gatos Stock Certificate or Book Entry Share shall have been converted into the right to receive pursuant to Section 2.01, and the Gatos Stock Certificate or Book Entry Share so surrendered shall be canceled. In the event of a transfer of ownership of Gatos Common Stock which is not registered in the transfer records of Gatos, payment of the applicable Merger Consideration may be made to a Person other than the Person in whose name the Gatos Stock Certificate so surrendered is registered if such Gatos Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of such Gatos Stock Certificate or establish to the reasonable satisfaction of First Majestic that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Gatos Stock Certificate and each Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration. No interest shall be paid or will accrue on any cash payable to holders of Gatos Stock Certificates or Book Entry Shares pursuant to the provisions of this Article II or otherwise.

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Appendix B

(c)

Transfer Books; No Further Ownership Rights in Gatos Common Stock. At the Effective Time, the stock transfer books of Gatos shall be closed and thereafter there shall be no further registration of transfers of Gatos Common Stock outstanding immediately prior to the Effective Time on the records of Gatos. From and after the Effective Time, the holders of Gatos Stock Certificates and any Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Gatos Common Stock except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Gatos Stock Certificates or Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)

Return of Merger Consideration; No Liability. At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to First Majestic any Merger Consideration (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Gatos Stock Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation and First Majestic (subject to abandoned property, escheat or other similar Laws) with respect to the applicable Merger Consideration, payable upon due surrender of their Gatos Stock Certificates or Book Entry Shares and compliance with the procedures in Section 2.02(b), without any interest thereon. Notwithstanding the foregoing, (i) none of the Surviving Corporation, First Majestic or the Exchange Agent shall be liable to any holder of a Gatos Stock Certificate or Book Entry Share for any Merger Consideration payable pursuant to this Agreement delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law and (ii) any portion of the Merger Consideration that remains undistributed to the holders of Gatos Stock Certificates and Book Entry Shares as of immediately prior to the date on which the Merger Consideration would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of First Majestic, free and clear of all claims or interests of any Person previously entitled thereto.

(e)

Lost, Stolen or Destroyed Certificates. In the event that any Gatos Stock Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Gatos Stock Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by First Majestic or the Exchange Agent, the posting by such holder of an indemnity or a bond in such amount as First Majestic or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to any such Gatos Stock Certificates, and the applicable Merger Consideration payable in respect thereof pursuant to Section 2.01.

(f)

Dividends or Distributions with Respect to First Majestic Shares. All First Majestic Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, whenever a dividend or other distribution is declared by First Majestic in respect of First Majestic Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all First Majestic Shares issued as Merger Consideration pursuant to this Agreement. No dividends or other distributions with respect to First Majestic Shares with a record date at or after the Effective Time shall be paid to the holder of any unsurrendered Gatos Stock Certificate or untransferred Book Entry Share until such Gatos Stock Certificate (or an affidavit of loss in lieu thereof) or Book Entry Share is transferred for exchange in accordance with this Article II. Subject to applicable Laws, following surrender of any such Gatos Stock Certificate (or affidavit of loss in lieu thereof) or transfer of such Book Entry Share that has been converted into the right to receive the Merger Consideration, there shall be paid to the former holder of the Gatos Stock Certificates representing whole First Majestic Shares (or as applicable, Book Entry Shares), without interest, (i) at the time of such surrender or transfer, the amount of dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole First Majestic Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such whole First Majestic Shares with a record date at or after the Effective Time, but with a payment date subsequent to such surrender, as applicable.

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Appendix B

Section 2.03 Treatment of Gatos Equity Awards.

(a)

Treatment of Outstanding Equity Awards. As soon as practicable following the date of this Agreement, but in all events prior to the Effective Time, Gatos and First Majestic, as applicable, shall take all such actions (including, as necessary, adopting any resolutions by the applicable Board of Directors or committee thereof) necessary to effectuate the following:

(i)

Gatos Options. Each Gatos Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be exchanged for an option to acquire a number of First Majestic Shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Gatos Common Stock subject to such Gatos Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per First Majestic Share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of the applicable Gatos Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio (the “Converted Options”) and the Gatos Options shall thereupon be cancelled; provided, that the exchange of the Gatos Options for the Converted Options shall be completed in a manner that would not cause the Converted Options to be treated as the grant of a new stock right for purposes of Section 409A of the Code; provided, further, that in the case of any Gatos Option to which Section 422 of the Code applies, the exercise price and number of First Majestic Shares purchasable pursuant to such Converted Options shall be determined in accordance with the foregoing, subject to any adjustments necessary to satisfy the requirements of Section 424 of the Code. The term to expiry, conditions to and manner of exercise and other terms and conditions of each Converted Option shall be the same as the terms and conditions of the Gatos Option for which it is exchanged. The Parties intend and agree that, for each holder of a Gatos Option, the aggregate In-the-Money-Amount of the Converted Options held by such holder, immediately after the exchange, shall not exceed the aggregate In-the-Money-Amount of the Gatos Options held by such holder, immediately prior to the exchange. Further, to the extent applicable, the Parties agree that the exchange of the Gatos Options for Converted Options is intended to be a tax deferred exchange of options complying with subsection 7(1.4) of the Income Tax Act (Canada) and any provincial equivalent and to the extent any adjustments are required to accomplish this intention, such adjustments shall be deemed to have been made.

(ii)

Gatos DSUs, PSUs, and RSUs. Each outstanding Gatos DSU, Gatos PSU, and Gatos RSU that is unvested as of immediately prior to the Effective Time, shall become vested (if at all) as of the Effective Time in accordance with the terms of the Gatos LTIP and any applicable award agreement thereunder governing the terms of such Gatos DSU, Gatos PSU, or Gatos RSU. Each outstanding Gatos DSU, Gatos PSU, and Gatos RSU that (i) is vested as of immediately prior to the Effective Time, or (ii) becomes vested in connection with the Effective Time in accordance with the terms of the Gatos LTIP and any applicable award agreement thereunder pursuant to the foregoing sentence, shall, within 30 days following the earlier of (x) the applicable vesting date and (y) Effective Time, settle in a number of First Majestic Shares (rounded down to the nearest whole number) equal to (A) the number of shares of Gatos Common Stock subject to the applicable Gatos DSU, Gatos PSU, or Gatos RSU, respectively, multiplied by, (B) the Exchange Ratio.

(b)	Treatment of Gatos LTIP.

(i)

At the Effective Time, First Majestic shall assume all rights and obligations in respect of the Gatos LTIP and will be able to grant stock awards, to the extent permissible by applicable Law under the terms of the Gatos LTIP if First Majestic elects to assume the share reserves of the Gatos LTIP as of the Effective Time, except that: (i) stock covered by such awards shall be First Majestic Shares, (ii) all references in Gatos LTIP to a number of shares of Gatos Common Stock shall be amended or deemed amended to refer instead to a number of First Majestic Shares determined by multiplying the number of referenced shares of Gatos Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of First Majestic Shares, and (iii) the First Majestic Board of Directors or a committee thereof shall succeed to the authority and responsibility of the Gatos Board of Directors or any committee thereof with respect to the administration of the Gatos

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Appendix B

LTIP. To the extent First Majestic elects to issue awards under the Gatos LTIP in accordance with this Section 2.03(b)(ii), First Majestic shall file with the SEC a registration statement on Form S-8 (or other applicable form) with respect to the First Majestic Shares underlying such awards, and First Majestic shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status(es) of the prospectus(es) contained therein) for so long as such awards remain outstanding.

(ii)

First Majestic shall take all corporate action necessary to reserve for the future issuance of a number of First Majestic Shares sufficient for delivery upon exercise of the Converted Options. As soon as practicable after the Effective Time, First Majestic shall file with the SEC an effective registration statement on Form S-8 (or other applicable form) with respect to the First Majestic Shares subjected to the Converted Options, and First Majestic shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status(es) of the prospectus(es) contained therein) for so long as the Converted Options remain outstanding.

(c)

Notwithstanding anything to the contrary in Article II, any payment to which a current or former employee of Gatos or any Gatos Subsidiary becomes entitled pursuant to this Section 2.03 shall be made through the Surviving Corporation’s payroll. The Surviving Corporation shall cause the Exchange Agent to make the payments under this Section 2.03 payable to holders who are not current or former employees of Gatos or any Gatos Subsidiary in accordance with Section 2.02.

Section 2.04 Withholding. Notwithstanding any other provision of this Agreement to the contrary, each of First Majestic and the Surviving Corporation shall be entitled to (i) deduct and withhold, or cause the Exchange Agent (each of First Majestic, the Surviving Corporation or the Exchange Agent, a “Withholding Agent”) to deduct and withhold, from the consideration otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such consideration under the Code, or any applicable provisions of U.S. state or local or non-U.S. Tax Law and (ii) in order to effectuate such withholding, to request, or cause the Exchange Agent to request, any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable from Gatos or its stockholders, or any other Person to whom a payment is required to be made pursuant to this Agreement. In the event that any such deduction or withholding is required with respect to any Person, (a) the applicable Withholding Agent shall provide notice to such Person as soon as reasonably practicable and (b) the Parties shall cooperate in good faith to minimize to the extent permissible under applicable Law the amount of any such deduction or withholding, (c) the applicable Withholding Agent shall be entitled to deduct the required amount of deduction or withholding from any other cash consideration payable to such Person and use such cash amount to satisfy the required deduction or withholding, and (d) the Person and the applicable Withholding Agent are entitled to make any other such arrangements to fund the deduction or withholding obligation as are mutually satisfactory. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.05 Fractional Shares. No fractional First Majestic Shares shall be issued in connection with the Merger, no certificate or scrip representing fractional First Majestic Shares shall be issued upon the surrender for exchange of Gatos Stock Certificates or Book Entry Shares and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of First Majestic. Notwithstanding any other provision of this Agreement, each holder of Gatos Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a First Majestic Share (after aggregating all Gatos Common Stock represented by Book Entry Shares held, and Gatos Stock Certificates delivered, by such holder) shall receive, in lieu thereof and, in the case of Gatos Stock Certificates, upon surrender thereof, cash, without interest, in an amount equal to the product of such fractional part of a First Majestic Share (rounded to the nearest one thousandth when expressed in decimal form) and the First Majestic VWAP. No holder of Gatos Common Stock shall, by virtue of such holder’s entitlement to receive cash in lieu of fractional First Majestic Shares pursuant to this Section 2.05, be entitled to any dividends, voting rights or other rights in respect of a fractional share interest in any First Majestic Shares to which such holder of Gatos Common Stock would otherwise be entitled pursuant to this Agreement but for the provisions of this Section 2.05. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Gatos Stock Certificates or Book Entry Shares respect to any

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Appendix B

fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.05.

Section 2.06 Further Assurances. At and after the Effective Time, the officers and directors of First Majestic shall be authorized to execute and deliver, in the name and on behalf of First Majestic and Gatos, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf thereof, any other actions and things necessary to vest, perfect or confirm or otherwise in First Majestic, any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by First Majestic as a result of, or in connection with, the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GATOS

Except as disclosed in the forms, documents and reports filed by Gatos with the SEC since December 31, 2022 (including all exhibits, supplements and schedules thereto and information incorporated by reference, the “Gatos SEC Documents”), and publicly available prior to the date hereof (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section, any similarly titled section and any other disclosures included therein in each case to the extent they are predictive or forward-looking in nature) or in the corresponding section of the disclosure letter delivered by Gatos to First Majestic immediately prior to the execution of this Agreement (the “Gatos Disclosure Letter”) (it being agreed that disclosure of any item in any section of the Gatos Disclosure Letter shall be deemed disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face), Gatos represents and warrants to First Majestic as set forth below.

Section 3.01 Qualification, Organization, Subsidiaries, etc.

(a)

Each of Gatos and the Gatos Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. Each of Gatos and the Gatos Subsidiaries are qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties, or conduct of its business, requires such qualification, except in jurisdictions where the failure to be so organized and validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. The Gatos Governing Documents are in full force and effect and Gatos is not in violation of any provision of the Gatos Governing Documents, except as would not reasonably be expected to be material to Gatos and the Gatos Subsidiaries, taken as a whole. Gatos has provided First Majestic with true, correct and complete copies of the Gatos Governing Documents.

(b)

The Organizational Documents of the Gatos Subsidiaries are in full force and effect and the relevant Gatos Subsidiary is not in violation of any provision of such Organizational Documents, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. Gatos has provided First Majestic with true, correct and complete copies of the Organizational Documents of each Gatos Subsidiary.

Section 3.02 Capitalization.

(a)

The authorized capital stock of Gatos consists of 700,000,000 shares of Gatos Common Stock and 50,000,000 shares of preferred stock, each with a par value of $0.001 per share (“Gatos Preferred Stock”). As of September 3, 2024 (the “Gatos Capitalization Date”), (i)(A) 69,344,753 shares of Gatos Common Stock were issued and outstanding, (B) no shares of Gatos Common Stock were held in treasury and

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Appendix B

(C) no shares of Gatos Common Stock were held by Subsidiaries of Gatos, (ii) 14,055,285 shares of Gatos Common Stock were reserved and available for issuance pursuant to the Gatos LTIP and (iii) no shares of Gatos Preferred Stock were issued or outstanding or held in treasury. All of the outstanding shares of Gatos Common Stock are, and all shares of Gatos Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued in accordance with applicable Law, fully paid and non-assessable and free of pre-emptive rights.

(b)

Gatos does not have any shares of capital stock issued or outstanding other than shares of Gatos Common Stock that were outstanding on the Gatos Capitalization Date or that have become outstanding after the Gatos Capitalization Date, but were reserved for issuance as set forth in Section 3.02(a) as of the Gatos Capitalization Date and (ii) except as set forth on the Gatos Equity Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of capital stock or other equity interests to which Gatos or any of the Gatos Subsidiaries is a party, or otherwise obligating Gatos or any of the Gatos Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Gatos or any Gatos Subsidiary or securities convertible into, or exchangeable for, such shares or equity interests (in each case other than to Gatos or a wholly owned Subsidiary of Gatos); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement, commitment or arrangement relating to the shares of capital stock or other equity interest of Gatos or a Gatos Subsidiary; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Gatos Subsidiary that is not wholly owned or any other Person; (E) make any payment to any Person the value of which is derived from, or calculated based on, the value of Gatos Common Stock or Gatos Preferred Stock; or (F) grant any preemptive or antidilutive or similar rights with respect to any security issued by Gatos or any Gatos Subsidiary. Since the Gatos Capitalization Date until the date of this Agreement, Gatos has not granted any equity or equity-based award to any of the directors, employees or independent contractors of Gatos or any Gatos Subsidiaries. As of the date hereof, there are no declared but unpaid dividends of Gatos.

(c)

Section 3.02(c) of the Gatos Disclosure Letter (the “Gatos Equity Schedule”) sets forth, as of the Gatos Capitalization Date, each outstanding Gatos Equity Award, including, as applicable, (i) the name of the holder of such Gatos Equity Award, (ii) the number of shares of Gatos Common Stock subject to such outstanding Gatos Equity Award (assuming both maximum and target level performance for the Gatos PSUs), (iii) the exercise price, (iv) the date on which such Gatos Equity Award was granted or issued, and (v) the applicable vesting schedule, and the extent to which such Gatos Equity Award (A) is vested and exercisable as of the Gatos Capitalization Date and (B) would vest as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events). With respect to each grant of Gatos Equity Awards, in all material respects, (1) each such grant was made in accordance with the terms of the Gatos LTIP and any award agreement thereunder, the Exchange Act and all other applicable Laws, including the rules of the NYSE, (2) each such grant was properly accounted for in accordance with United States Generally Accepted Accounting Principles (“GAAP”) in the Gatos SEC Documents (including financial statements) and all other applicable Laws, (3) each Gatos Equity Award qualifies for the Tax treatment afforded to such award in Gatos’ Tax Returns and all Gatos SEC Documents, respectively, and (4) no Gatos Equity Award is reasonably expected to trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction. From the Gatos Capitalization Date through the date of this Agreement, Gatos has not granted, entered into an agreement to grant, or otherwise committed to grant any Gatos Equity Awards or other equity or equity-based awards that may be settled in shares of Gatos Common Stock.

(d)

Neither Gatos nor any Gatos Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Gatos or any Gatos Subsidiary on any matter.

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Appendix B

(e)

There are no voting trusts or other agreements or understandings to which Gatos or any Gatos Subsidiary is a party with respect to the voting or registration of the capital stock or other equity interest of Gatos or any Gatos Subsidiary.

(f)

All the issued and outstanding shares of capital stock of, or other equity interests in, each Gatos Subsidiary are duly authorized, have been validly issued in compliance with applicable Law and are fully paid and non-assessable and are wholly owned, directly or indirectly, by Gatos free and clear of all Liens, including preemptive rights, other than Permitted Liens. Gatos has provided First Majestic with a true, correct and complete list of all Gatos Subsidiaries as of the date of this Agreement. The name, jurisdiction and capitalization of each Gatos Subsidiary and the Person that owns the equity interests in such Subsidiary is duly reflected in the Gatos Disclosure Letter. Except for equity interests in the Gatos Subsidiaries, neither Gatos nor any Gatos Subsidiary owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person). Neither Gatos nor any Gatos Subsidiary has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

Section 3.03 Corporate Authority Relative to this Agreement; No Violation.

(a)

Gatos has all requisite corporate power and authority to enter into this Agreement and, assuming the Gatos Stockholder Approval is obtained, to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by Gatos of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Gatos Board of Directors and, except for the filing of the Certificate of Merger in accordance with the DGCL, no other corporate proceedings on the part of Gatos or any Gatos Subsidiary are necessary to authorize the consummation of the Transactions, other than, with respect to the Merger, obtaining the Gatos Stockholder Approval. Prior to the execution of this Agreement, the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) has unanimously adopted resolutions (A) declaring that this Agreement and consummation of the Transactions, including the Merger, are in the best interests of Gatos and its stockholders, (B) approving this Agreement and the Transactions, including the Merger, (C) authorizing the execution, delivery and performance of this Agreement, (D) directing that this Agreement be submitted for consideration at the Gatos Special Meeting, (E) making the Gatos Board Recommendation and (F) approving the inclusion of the Gatos Board Recommendation in the Proxy Statement/Prospectus, in each case subject to Section 5.03. This Agreement has been duly and validly executed and delivered by Gatos and, assuming this Agreement constitutes the valid and binding agreement of First Majestic and Merger Sub, constitutes the valid and binding agreement of Gatos, enforceable against Gatos in accordance with its terms, except that (1) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (2) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (1) and (2), the “Enforceability Exceptions”).

(b)

Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) Canadian Securities Laws, (v) Mexico’s Antitrust Law (vii) any applicable requirements of the Exchanges (viii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ix) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the First Majestic Shares in the Merger and (x) the consents set forth in Section 3.03(b) of the Gatos Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Gatos of the Transactions, except for (A) such authorizations, consents, approvals or filings that, if not obtained or made, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect and (B) as may arise as a result of facts or circumstances relating to First Majestic or its affiliates or Laws or Contracts binding First Majestic or its affiliates.

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(c)

The execution and delivery by Gatos of this Agreement do not, and, except as described in Section 3.03(b), the consummation of the Transactions and compliance with the provisions of this Agreement will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any Gatos Material Contract or result in the creation of any Lien upon any of the properties, rights or assets of Gatos or any Gatos Subsidiaries, other than Permitted Liens, (ii) subject to obtaining the Gatos Stockholder Approval, conflict with or result in any violation of any provision of the Gatos Governing Documents or any of the Organizational Documents of any Gatos Subsidiary or (iii) conflict with or violate any Laws applicable to Gatos or any of the Gatos Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect.

Section 3.04 Reports and Financial Statements.

(a)

From December 31, 2022, through the date of this Agreement, Gatos has filed or furnished all Gatos SEC Documents required to be filed or furnished prior to the date hereof by it. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), each of the Gatos SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Gatos SEC Documents contained any untrue statement of any material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)

The consolidated financial statements (including all related notes and schedules) of Gatos and the Gatos Subsidiaries included in the Gatos SEC Documents when filed fairly present in all material respects the consolidated financial position of Gatos and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.05 Internal Controls and Procedures. Gatos has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and under applicable Canadian Securities Laws. Gatos’ disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Gatos in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and under applicable Canadian Securities Laws, and that all such material information is accumulated and communicated to Gatos’ management as appropriate to allow timely decisions regarding required disclosure and to enable Gatos’ management to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and under applicable Canadian Securities Laws. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, Gatos’ management has disclosed to Gatos’ auditors and the audit committee of the Gatos Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Gatos’ ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Gatos’ internal control over financial reporting.

Section 3.06 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in Gatos’ most recent consolidated balance sheet (or the notes thereto) included in the Gatos SEC Documents filed or furnished

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and publicly available prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since the date of such consolidated balance sheet, (c) as permitted or contemplated in connection with the preparation and/or negotiation of this Agreement or the Merger, (d) liabilities for performance of obligations of Gatos and/or the Gatos Subsidiaries pursuant to the terms of Contracts binding on Gatos or any of the Gatos Subsidiaries or pursuant to which their respective properties and assets are bound and (e) liabilities which have been discharged or paid in full in the ordinary course of business, neither Gatos nor any Gatos Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected in a consolidated balance sheet of Gatos and its consolidated Subsidiaries (or in the notes thereto).

Section 3.07 Compliance with Laws; Permits.

(a)

Gatos and each Gatos Subsidiary is, and since December 31, 2022, has been, in compliance with Laws applicable to Gatos, the Gatos Subsidiaries or any of their respective properties or assets, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect.

(b)

Gatos and the Gatos Subsidiaries are, and since December 31, 2022, have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary for Gatos and the Gatos Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Gatos Permits”), except where the failure to have any of the Gatos Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. All Gatos Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. Gatos and each Gatos Subsidiary is in compliance with all Gatos Permits, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. The Gatos Disclosure Letter contains a true and complete list of all material Gatos Permits necessary to conduct the business of Gatos and each Gatos Subsidiary as presently conducted.

Section 3.08 Environmental Laws and Regulations. Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, since December 31, 2022:

(a)

Gatos and each Gatos Subsidiary have been and are in compliance with applicable Environmental Laws and have obtained and have been and are in compliance with all Environmental Permits necessary to conduct their respective businesses as presently conducted. All Environmental Permits necessary to conduct the respective businesses of Gatos and each Gatos Subsidiary as presently conducted are in full force and effect, and Gatos has received no written notice, and has no knowledge that any such Environmental Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has begun, or to the knowledge of Gatos, threatened in writing to begin, any action to terminate, cancel or amend any Environmental Permits necessary to conduct the respective businesses of Gatos and each Gatos Subsidiary as presently conducted.

(b)

Neither Gatos nor any Gatos Subsidiary has received any notice, demand, request for information, citation, summons, complaint, letter or claim alleging that Gatos or any such Gatos Subsidiary is in violation of, or liable under, any Environmental Law, no penalty has been assessed and there is no outstanding order, consent decree, writ, injunction or judgment issued by a court, Governmental Entity, authority or tribunal against Gatos or any Gatos Subsidiary, in each case, with respect to matters arising out of any Environmental Law. There is no claim, action, suit, proceeding, demand, lien, investigation or request for information pending, or, to the knowledge of Gatos, threatened against Gatos or any Gatos Subsidiary with respect to any matters arising out of any applicable Environmental Law.

(c)

Neither Gatos nor any Gatos Subsidiary has entered into or agreed to any order, consent, decree, writ, injunction or judgment or is subject to any order, consent, decree, writ, injunction or judgment relating to compliance with Environmental Laws, Environmental Permits or the investigation, Release, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

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(d)

Neither Gatos nor any Gatos Subsidiary has assumed, by Contract, or to the knowledge of Gatos, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, and neither Gatos nor any Gatos Subsidiary is an indemnitor in connection with any threatened or asserted claim, action, suit, proceeding, demand, lien, investigation by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and

(e)

Neither Gatos nor any Gatos Subsidiary has caused, and to the knowledge of Gatos, no third party has caused, any Release of a Hazardous Material that could reasonably be expected to require investigation or remedial action by Gatos or any Gatos Subsidiary under any Environmental Law.

(f)

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.08 are the sole representations and warranties of Gatos with respect to environmental matters, including with respect to Hazardous Materials, Environmental Permits, and any other matter relating to compliance with, or liabilities under, Environmental Laws.

Section 3.09 Employee Benefit Plans.

(a)

Section 3.09(a) of the Gatos Disclosure Letter sets forth, as of the date hereof, a correct and complete list of each material Gatos Benefit Plan. With respect to each such material Gatos Benefit Plan, Gatos has made available to First Majestic, to the extent applicable, correct and complete copies of (i) all material documents embodying such Gatos Benefit Plan (or, if such Gatos Benefit Plan is unwritten, a written summary of its material terms), and (ii) the most recent summary plan description together with the summary or summaries of material modifications thereto.

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, (i) each Gatos Benefit Plan is, and has at all times been, maintained, operated, and administered in accordance with its terms and applicable Law, (ii) there are no pending, or, to the knowledge of Gatos threatened, claims by, on behalf of, or against, any Gatos Benefit Plan (other than claims for benefits in the ordinary course), (iii) there are no audits or other proceedings by any Governmental Entity pending, or, to the knowledge of Gatos, threatened, with respect to any Gatos Benefit Plan, (iv) all benefits, contributions and premiums relating to each Gatos Benefit Plan have been timely paid or accrued for, as applicable, in accordance with the terms of such Gatos Benefit Plan and all applicable Laws and accounting principles, and (v) no Gatos Benefit Plan provides for post-termination or retiree medical or other health or welfare benefits (except as required by applicable Law).

(c)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, each Gatos Benefit Plan that is registered or required to be registered with or approved by any Governmental Entity has, in all material respects, been so registered or approved and been maintained in good standing (to the extent such concept is recognized under applicable Laws) with all applicable Governmental Entities, and no event has occurred since the date of the most recent registration, approval or application therefor relating to any such Gatos Benefit Plan that could reasonably be expected to result in the revocation of any such registration, approval, or good standing status.

(d)

None of Gatos or any of the Gatos Subsidiaries maintains, contributes to, sponsors, or otherwise have or had any liability with respect to any (i) pension plan that is subject to provincial or federal pension standards legislation, (ii) “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Income Tax Act (Canada), (iii) “employee life and health trust” as such term is defined in subsection 248(1) of the Income Tax Act (Canada), or (iv) “salary deferral arrangement” as such term is defined in subsection 248(1) of the Income Tax Act (Canada).

(e)

Neither the execution of this Agreement, shareholder or other approval of this Agreement nor the consummation of any of the transactions contemplated by this Agreement could (either alone or upon the occurrence of any additional or subsequent events, including the passage of time): (i) result in any material compensation or benefit becoming due to any current or former employee, independent contractor, or other individual service provider of Gatos or any of their Subsidiaries, (ii) materially increase the compensation or benefits (including any severance payments or benefits) otherwise payable to any such individual, or entitle any such individual to new or additional compensation or benefits (including severance payments or benefits), (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation or

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benefit under any Gatos Benefit Plan or otherwise, or (iv) limit or materially restrict, or create or cause the imposition of any material limitation or restriction on, the ability of the Gatos or any Subsidiaries thereof to amend or modify any Gatos Benefit Plan in accordance with its terms.

Section 3.10 Absence of Certain Changes or Events.

(a)

Since December 31, 2023, through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect.

(b)

Since December 31, 2023, through the date of this Agreement, except for actions taken in connection with the negotiation, execution and delivery of this Agreement and the Transactions contemplated hereby, the business of Gatos and the Gatos Subsidiaries, taken as a whole, has been conducted, in all material respects, in the ordinary course of business.

Section 3.11 Investigation; Litigation. (a) To the knowledge of Gatos, there is no investigation or review pending or threatened by any Governmental Entity with respect to Gatos or any Gatos Subsidiary and (b) there are no Actions pending (or, to the knowledge of Gatos, threatened) against Gatos or any Gatos Subsidiary or any of their respective properties or assets which, in the case of clause (a) or (b), has had or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. Neither Gatos nor any Gatos Subsidiary is subject to any Order which has had or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. As of the date hereof, there are no Actions pending (or, to the knowledge of Gatos, threatened) that challenge or seek to prevent, enjoin, or materially delay, this Agreement or the Transactions.

Section 3.12 Information Supplied. The information relating to Gatos and the Gatos Subsidiaries that is provided by Gatos or the Gatos Subsidiaries specifically for inclusion in (or incorporation by reference in), the proxy statement relating to the Gatos Special Meeting, which will be used as a prospectus of First Majestic with respect to the First Majestic Shares issuable in the Merger (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), the registration statement on Form F-4 pursuant to which the offer and sale of First Majestic Shares in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement/Prospectus will be included as a prospectus of First Majestic (together with any amendments or supplements thereto, the “Form F-4”) and the First Majestic Circular will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first sent to the stockholders of Gatos, or at the time the Form F-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective, or at the time of the Gatos Special Meeting (as it may be adjourned or postponed in accordance with the terms hereof), and, in the case of the First Majestic Circular, on the date the First Majestic Circular is first sent to the shareholders of First Majestic or at the time of the First Majestic Special Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and applicable Canadian Securities Laws. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by Gatos with respect to information or statements made in the Proxy Statement/Prospectus or the Form F-4, which were not supplied by or on behalf of Gatos.

Section 3.13 Tax Matters.

(a)	Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect:

(i)

all Tax Returns that are required to be filed by or with respect to Gatos or any of the Gatos Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

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(ii)

Gatos and the Gatos Subsidiaries have timely paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any Person, in each case whether or not shown on any Tax Return, other than Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP on the financial statements of Gatos and the Gatos Subsidiaries, and have complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments;

(iii)

there is no deficiency or assessment for Taxes of Gatos or any of the Gatos Subsidiaries that is outstanding or proposed in writing by a Taxing Authority. No audit, examination, investigation or other proceeding with respect to any Taxes of Gatos or any of the Gatos Subsidiaries is pending or threatened in writing by any Taxing Authority;

(iv)

neither Gatos nor any of the Gatos Subsidiaries has waived any statute of limitations with respect to any Taxes of Gatos or any of the Gatos Subsidiaries, or agreed to any extension of time with respect to an assessment or deficiency of any Taxes of Gatos or any of the Gatos Subsidiaries, in each case that remains outstanding;

(v)

no private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to any Taxes of Gatos or the Gatos Subsidiaries that will have a material effect on Gatos or the Gatos Subsidiaries following the Effective Time;

(vi)

neither Gatos nor any of the Gatos Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state or local or non-U.S. Law) in the two (2) years prior to the date of this Agreement;

(vii)

no claim has been made in writing by a Taxing Authority in a jurisdiction where Gatos or any of the Gatos Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction that has not been resolved;

(viii)

neither Gatos nor any of the Gatos Subsidiaries will be required to include any item of income in taxable income, or exclude any item of deduction from, taxable income, or make any adjustment under Section 481 of the Code (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law), or open transaction disposition made by Gatos or any of the Gatos Subsidiaries on or prior to the Closing, (B) any prepaid amount received by Gatos or any of the Gatos Subsidiaries outside of the ordinary course of business on or prior to the Closing, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law) entered into on or prior to the Closing, or (D) a change in the method of accounting by Gatos or any of the Gatos Subsidiaries made prior to the Closing;

(ix)

none of Gatos or any of the Gatos Subsidiaries (A) is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any agreements entered into in the ordinary course of business that are not primarily related to Taxes or (2) any such agreement to which Gatos or any of the Gatos Subsidiaries are the only counterparties), (B) is liable for Taxes of any other Person (other than Gatos or any of the Gatos Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law) or as a transferee or successor, or (C) has ever been a member of an affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes, other than a group the common parent of which was or is Gatos or any of the Gatos Subsidiaries;

(x)	there are no Liens for Taxes upon any property or assets of Gatos or any of the Gatos Subsidiaries, except for the Permitted Liens; and

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(xi)

neither Gatos nor any of the Gatos Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Law).

(b)

Neither Gatos nor any of the Gatos Subsidiaries has knowingly taken any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(c)

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.13 and Section 3.09 are the sole representations and warranties with respect to Tax matters of Gatos and the Gatos Subsidiaries.

Section 3.14 Labor Matters.

(a)	No employee, individual independent contractor, or other individual non-employee service provider, of Gatos or any of the Gatos Subsidiaries is located in the United States.

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, (i) Gatos and each of the Gatos Subsidiaries are, and, in the last three (3) years, have been, in compliance with all applicable Laws respecting labor, employment, and the engagement of labor, including applicable Laws related to fair employment practices (including equal employment opportunity and discrimination laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, wages and hours/working time, redundancy, payment of wages, withholding of Taxes, and transfer of undertakings, and (ii) there is no, and within the past three (3) years, have been no, pending or, to the knowledge of Gatos, threatened, charge, complaint, arbitration, audit or investigation brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involve the labor or employment relations and practices of Gatos or any of the Gatos Subsidiaries.

(c)

Neither Gatos nor any of the Gatos Subsidiaries is a party to, bound by, negotiating or required to negotiate any Collective Bargaining Agreement, and no employees of Gatos or any of the Gatos Subsidiaries are represented by any labor union or other labor organization. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, (i) there are no activities or proceedings of any labor union or other labor organization to organize any employees of Gatos or any of the Gatos Subsidiaries and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization, (ii) there are no pending or, to the knowledge of Gatos, threatened, and, in the last three (3) years, there have been no, strikes, lockouts, union organization activities (including, but not limited to, union organization campaigns or requests for representation), pickets, slowdowns, stoppages, grievances or labor disputes or similar activity in respect of the business of Gatos or any of the Gatos Subsidiaries, and (iii) neither Gatos or any of the Gatos Subsidiaries are engaged in and, in the last three (3) years, have not engaged in, any unfair labor practice.

(d)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, there are no claims, actions, or other proceedings against Gatos or any of the Gatos Subsidiaries pending or, to the knowledge of Gatos, so threatened that could be brought or filed with any Governmental Entity, or based on, arising out of, in connection with or otherwise relating to the employment or engagement or termination of employment or engagement by Gatos or any of the Gatos Subsidiaries, of any individual or group of individuals, or the failure by Gatos or any of the Gatos Subsidiaries to employ or engage any individual or group of individuals.

(e)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, during the past five (5) years, (i) no allegations of sexual harassment or sexual misconduct have been made, or threatened to be made, or investigated by or on behalf of Gatos or any of the Gatos Subsidiaries, against or involving any current or former officer, director or other senior executive or key employee of Gatos or any of the Gatos Subsidiaries by any current or former officer,

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employee or independent contractor of Gatos or any of the Gatos Subsidiaries in such individual’s capacity as a service provider to Gatos or any of the Gatos Subsidiaries, and (ii) neither Gatos or any of the Gatos Subsidiaries have entered into any settlement agreement resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other senior executive or key employee in such individual’s capacity as a service provider to Gatos or any of the Gatos Subsidiaries.

Section 3.15 Intellectual Property.

(a)

Section 3.15(a) of the Gatos Disclosure Letter sets forth a true and complete list of the following Gatos Intellectual Property: (i) all patents, copyrights, trademarks or domain names that have been registered, issued or filed with or by any Governmental Entity or quasi-public legal authority or by a domain name registrar, or any pending applications for any of the foregoing (“Gatos Registered Intellectual Property”); and (ii) material unregistered trademarks or material unregistered proprietary Software, in each case, that constitute Gatos Intellectual Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, with respect to each item of the Gatos Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining, and perfecting Gatos’ or the applicable Gatos Subsidiary’s ownership of, such Gatos Registered Intellectual Property.

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, (i) Gatos or a Gatos Subsidiary owns or otherwise possesses valid rights to use, and immediately after Closing will own or otherwise possess valid rights to use, all Intellectual Property and information technology systems (including hardware, computers, software, networks, systems, servers and network, telecommunications and peripheral devices, equipment, assets, systems and services (collectively, “IT Systems”)) used in the operation of their respective businesses as currently conducted free and clear of all Liens other than Permitted Liens; (ii) to the knowledge of Gatos, each item of registered or issued Gatos Registered Intellectual Property is subsisting, valid and enforceable; (iii) Gatos or a Gatos Subsidiary exclusively owns the Gatos Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; (iv) there are no pending or, to the knowledge of Gatos, threatened claims (including invitations or offers to license), actions or proceedings against Gatos or the Gatos Subsidiaries by any Person (A) alleging infringement, misappropriation or other violations by Gatos or the Gatos Subsidiaries of any third party’s Intellectual Property or (B) challenging the ownership, validity or enforceability of any Gatos Intellectual Property; and (v) to the knowledge of Gatos, (x) the conduct of the businesses of Gatos and the Gatos Subsidiaries, in the past six (6) years has not infringed, misappropriated or otherwise violated, and as of the Closing does not infringe, misappropriate or otherwise violate, any third party’s Intellectual Property and (y) no third party is infringing, misappropriating or violating any Gatos Intellectual Property.

(c)

Gatos and the Gatos Subsidiaries have taken commercially reasonable efforts to protect the confidentiality of Gatos’ and the Gatos Subsidiaries’ material Trade Secrets and any Trade Secrets provided to Gatos or the Gatos Subsidiaries under conditions of confidentiality.

Section 3.16 Real Property; Tangible Property.

(a)

(i) Section 3.16(a)(i) of the Gatos Disclosure Letter sets forth, as of the date of this Agreement, a list of the Real Property Rights held by Gatos and the Gatos Subsidiaries (the “Gatos Real Property Rights”) reasonably required to permit the operation of Gatos’ business as owned and conducted as of the date of this Agreement that is true and correct in all material respects; and (ii) Section 3.16(a)(ii) of the Gatos Disclosure Letter sets forth, as of the date of this Agreement, a list of the Mining Rights held by Gatos and the Gatos Subsidiaries (the “Gatos Mining Rights”) reasonably required for the operation of Gatos’ business as owned and conducted as of the date of this Agreement that is true and correct in all material respects.

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Appendix B

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, (i) none of Gatos or any of the Gatos Subsidiaries has received notice of any default under any agreement or instrument under which any of the Gatos Real Property Rights or the Gatos Mining Rights are constituted and (ii) (A) Gatos and the Gatos Subsidiaries are in good standing under all, and are not in default under any Gatos Mining Right, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, agreements or instruments under which the Gatos Real Property Rights or Gatos Mining Rights are constituted and, to the knowledge of Gatos, all such agreements and instruments are in good standing and in full force and effect and none of the counterparties to such agreements and instruments is in default thereunder.

(c)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, Gatos and the Gatos Subsidiaries own or have the right to use all of the Gatos Real Property Rights and Gatos Mining Rights, free and clear of all Liens, other than Permitted Liens.

(d)

Except as disclosed in Section 3.16(d) of the Gatos Disclosure Letter: (A) there is no written claim that has been made to Gatos or the Gatos Subsidiaries, or, to the knowledge of Gatos or the Gatos Subsidiaries, a reasonable basis for any claim, by a third party that Gatos or the Gatos Subsidiaries do not have the right to exploit or use the Gatos Mining Rights as currently used or exploited and as currently proposed to be used or as currently proposed to be exploited by Gatos or the Gatos Subsidiaries as of the date of this Agreement, except in each case for any frivolous claim; and (B) no holder of any material Gatos Mining Rights has any obligation to pay any commission, royalty or similar payment to any Person, other than any Governmental Entity, with respect to such material Gatos Mining Rights.

(e)

The Gatos Mining Rights and the Gatos Real Property Rights are not located within an area in which mining activities have been restricted or prohibited by the Instituto Nacional de Antropología e Historia (National Institute of Anthropology and History of Mexico) and no Governmental Entity has notified Gatos or any Gatos Subsidiary in writing of any archeological or historical findings affecting the Gatos Mining Rights and the Gatos Real Property Rights in a manner that would materially impair Gatos’ mining operations as currently conducted. To the knowledge of Gatos and the Gatos Subsidiaries (i) there are no indigenous communities near to the location of, or with an interest in or claim to the Gatos Mining Rights and the Gatos Real Property Rights; and (ii) the Gatos Mining Rights and the Gatos Real Property Rights are not located within any “Nature Protected Area” or “Natural Reserve”, as defined in the Environmental Laws, and neither Gatos nor the Gatos Subsidiaries have received written notice from any Governmental Entity informing Gatos or any Gatos Subsidiary of the creation of such areas or reserves where the Gatos Mining Rights and the Gatos Real Property Rights are located.

Section 3.17 Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, Gatos or a Gatos Subsidiary is the sole owner and has good and valid title to, or in the case of leased personal property assets, valid leasehold interests in, all material tangible personal property currently used in the operation of the businesses of Gatos and the Gatos Subsidiaries, in each case free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of Gatos and the Gatos Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect.

Section 3.18 Mineral Reserves. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by Gatos and the Gatos Subsidiaries have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry practices, and all applicable Laws. To the knowledge of Gatos, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Gatos and the Gatos Subsidiaries from the amounts so disclosed, taken as a whole, other than as a result of production activities in the ordinary course.

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Appendix B

Section 3.19 Opinion of Financial Advisor. The Gatos Board of Directors has received the opinion of BofA Securities, Inc., as financial advisor to Gatos, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in this Agreement is fair, from a financial point of view to the stockholders (other than First Majestic and its affiliates) of Gatos. Gatos shall, following the execution of this Agreement by the Parties, furnish an accurate and complete copy of such opinion to First Majestic solely for informational purposes (it being understood and agreed that such written opinion is for the benefit of the Gatos Board of Directors and may not be relied upon by First Majestic or Merger Sub).

Section 3.20 Takeover Statutes. The Gatos Board of Directors or the Gatos Special Committee has taken all actions necessary to reasonably ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of this Agreement or the consummation of the Transactions. Except for Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations enacted under the DGCL or other Law applies or purports to apply to this Agreement or any of the Transactions.

Section 3.21 Material Contracts.

(a)

Except for this Agreement, Section 3.21 of the Gatos Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.21(a) to which Gatos or a Gatos Subsidiary is a party or by which their respective properties or assets are bound (all Contracts of the type described in this Section 3.21(a) being referred to herein as the “Gatos Material Contracts”):

(i)

(A) any material joint venture, partnership or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company or any research and development project Contract, and (B) any stockholders, investors rights, registration rights or similar agreement;

(ii)	any Contract expressly limiting or restricting the ability of Gatos or any of the Gatos Subsidiaries to make distributions or declare or pay dividends to its stockholders;

(iii)

any Contract that (A) provides for the acquisition or divestiture of any material asset (other than Contracts covered by clause (x) below and other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise), in each case, in excess of $500,000 and (B) contains outstanding obligations that are material to Gatos and the Gatos Subsidiaries, taken as a whole;

(iv)

any Contract (excluding non-exclusive licenses for uncustomized, commercially available “off the shelf” Software or IT Systems licensed pursuant to standard terms and conditions) under which Gatos or any Gatos Subsidiary is granted any license or other rights with respect to any Intellectual Property or IT Systems of a third party (including by means of covenants not to sue or software-as-a-service agreements), which Contract or Intellectual Property is material to the business of Gatos or the Gatos Subsidiaries, taken as a whole;

(v)	any Contract with any Governmental Entity involving annual aggregate payments in excess of $500,000 in fiscal year 2023;

(vi)	each Contract that limits in any material respect the freedom of Gatos to compete in any line of business or geographic region;

(vii)

any Contract with (A) any Person that, by itself or together with its affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the shares of Gatos Common Stock or (B) any affiliates of Gatos (other than Gatos Subsidiaries);

(viii)

any Contract entered into since December 31, 2022, involving the settlement of any Action or threatened Action (or series of related Actions) (A) which (1) will involve payments after the Effective Time in excess of $500,000 or (2) will impose monitoring or reporting obligations after the Effective Time to any other Person outside the ordinary course of business or material restrictions after the Effective Time on Gatos or any Gatos Subsidiary or (B) with respect to which material conditions

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precedent to the settlement have not been satisfied; (ix) (A) any loan Contracts, notes, letters of credit and other evidences of Indebtedness in excess of $2,000,000, (B) any mortgages, pledges and other evidences of liens securing such obligations or any material real or other property and (C) any guarantees supporting such obligations and financing Contracts including change of control provisions, in each case, other than (1) Contracts solely among Gatos and any wholly owned Gatos Subsidiary, and (2) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the Gatos SEC Documents and which are publicly available prior to the date hereof in unredacted form;

(x)

any Contract that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal prepayment or similar Contract that has a value or potential value in excess of $5,000,000;

(xi)	any Contract that is a collective bargaining or union agreement or any other material Contract with any labor union; and

(xii)

any Contract pursuant to which Gatos or any Gatos Subsidiary spent or received, in the aggregate, more than $5,000,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $5,000,000 during the twelve (12) months immediately after the date hereof (including any Contract relating to any future capital expenditures by Gatos or any of the Gatos Subsidiaries).

(b)

Gatos has provided to First Majestic prior to the date of this Agreement a true, correct and complete copy of each written Gatos Material Contract as in effect on the date of this Agreement. Neither Gatos nor any Gatos Subsidiary is in breach of or default under the terms of any Gatos Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. To the knowledge of Gatos no other party to any Gatos Material Contract is in, or is alleged to be in, breach of or default under the terms of any Gatos Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. Except (i) to the extent that any Gatos Material Contract expires in accordance with its terms or (ii) as such expiration or termination has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Gatos and the Gatos Subsidiaries, taken as a whole, each Gatos Material Contract has not been terminated and is a valid and binding obligation of Gatos or the Gatos Subsidiary which is party thereto and, to the knowledge of Gatos, of each other party thereto, subject to the Enforceability Exceptions.

Section 3.22 Insurance. As of the date hereof, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect, each current, material insurance policy (or replacements thereof) of Gatos and the Gatos Subsidiaries is a valid and binding obligation of Gatos or the Gatos Subsidiary which is party thereto and, to the knowledge of Gatos, of each insurer party thereto, subject to the Enforceability Exceptions. Since December 31, 2022, neither Gatos nor any of the Gatos Subsidiaries has received written notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect.

Section 3.23 Finders and Brokers. Neither Gatos nor any Gatos Subsidiary has employed, nor has any Person employed on behalf of Gatos or a Gatos Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger based upon arrangements made by or on behalf of Gatos.

Section 3.24 FCPA and Anti-Corruption.

(a)

In the last five (5) years, neither Gatos nor any Gatos Subsidiary, nor any director or officer (when acting in their role as director or officer) of Gatos or any Gatos Subsidiary, nor, to Gatos’ knowledge, any manager, employee, agent, representative, contractor, sales intermediary or other third party, in each case, acting on

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behalf of Gatos or any Gatos Subsidiary, has violated, conspired to violate, or aided or abetted a violation of the FCPA, the CFPOA, Part IV of the Criminal Code (Canada), or made a material violation of any other applicable Bribery Legislation (in each case to the extent applicable).

(b)

Neither Gatos nor any Gatos Subsidiary, nor any director or officer of Gatos or any Gatos Subsidiary, nor, to Gatos’ knowledge, any manager or employee of Gatos or any Gatos Subsidiary are, or in the past five (5) years have been, subject to any actual, pending, or, to Gatos’ knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Gatos or any Gatos Subsidiary in any way relating to applicable Bribery Legislation or to the FCPA or CFPOA.

(c)

In the last five (5) years, Gatos and each Gatos Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Gatos and each Gatos Subsidiary as required by applicable Bribery Legislation in all material respects and by the FCPA and the CFPOA.

(d)

Gatos and each Gatos Subsidiary has instituted policies and procedures reasonably designed to promote and achieve compliance with the FCPA, the CFPOA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)	No officer or director of Gatos or any Gatos Subsidiary is a Government Official.

Section 3.25 Sanctions. Gatos and each Gatos Subsidiary, their respective directors, officers or employees, and, to the knowledge of Gatos their respective agents and other third parties that act for or on behalf of Gatos or any Gatos Subsidiary, are not Sanctioned Persons. None of Gatos or any Gatos Subsidiary is or has within the applicable statute of limitations period engaged in direct or indirect dealings or transactions with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Law, has within the applicable statute of limitations period violated, or knowingly engaged in any conduct that would reasonably be expected to result in Gatos or any Gatos Subsidiary being designated as a Sanctioned Person, or has been the subject of an investigation or allegation of such a violation. Notwithstanding anything in this Agreement, the representations, warranties and covenants in this Agreement shall not apply to Gatos or any Gatos Subsidiary, or to any director, trustee, officer, agent or employee of any of the foregoing, to the extent that they would result in a violation of or conflict with the Foreign Extraterritorial Measures (United States) Order, 1992 (Canada), or any similar applicable anti-boycott law or regulation.

Section 3.26 Affiliate Transactions. Section 3.26 of the Gatos Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction, Contract, agreement, arrangement or understanding between Gatos or Gatos Subsidiaries, on the one hand, and (i) any officer or director of Gatos or Gatos Subsidiaries, (ii) any holder of record of 5% or more of the outstanding shares of Gatos Common Stock or any Person that beneficially owns 5% or more of the outstanding shares of Gatos Common Stock, or (iii) any affiliate or associate of any such officer, director or holder of Gatos Shares, on the other hand.

Section 3.27 HSR Act. As determined in accordance with the HSR Act, Gatos and all entities controlled by Gatos:

(a)

do not hold assets located in the United States (other than investment assets, voting or non-voting securities of another Person, and assets included pursuant to Section 801.4(d)(2) of the HSR Act) having a total fair market value of greater than $119,500,000; and

(b)	have not made aggregate sales into the United States of greater than $119,500,000 in the fiscal year ending December 31, 2023, all within the meaning of the HSR Act.

Section 3.28 No Other Representations. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Gatos Disclosure Letter and the Gatos SEC Documents), none of Gatos, any of its affiliates or any other Person makes any express or implied representation or warranty (and there is and has been no reliance by First Majestic or Merger Sub or any of their respective Representatives or affiliates on any

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Appendix B

such representation or warranty) with respect to Gatos, any of the Gatos Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to First Majestic or Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Gatos nor any other Person will have or be subject to any liability or other obligation to First Majestic, Merger Sub or their respective Representatives or affiliates or any other Person resulting from First Majestic’s, Merger Sub’s or their respective Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to First Majestic, Merger Sub or their respective Representatives or affiliates, including any information made available in management or other presentations or in the electronic or other data rooms maintained by or on behalf of Gatos or its Representatives in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Gatos Disclosure Letter and the Gatos SEC Documents). Except for the representations and warranties expressly set forth in Article IV (as qualified by the First Majestic Disclosure Letter and First Majestic SEDAR+ Documents), Gatos acknowledges and agrees that none of First Majestic, Merger Sub or any other person makes any express or implied representation or warranty with respect to First Majestic, Merger Sub or their respective affiliates or with respect to any other information provided to Gatos or any of its affiliates or its representatives by or on behalf of First Majestic, Merger Sub or their respective affiliates in connection with the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIRST MAJESTIC AND MERGER SUB

Except as disclosed in the forms, documents and reports filed or furnished by First Majestic on SEDAR+ since December 31, 2022 (including all exhibits, supplements and schedules thereto and information incorporated by reference, the “First Majestic SEDAR+ Documents”) and publicly available prior to the date hereof (but excluding any disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section, any similarly titled section and any other disclosures included therein in each case to the extent they are predictive or forward-looking in nature) or in the corresponding section of the disclosure letter delivered by First Majestic to Gatos immediately prior to the execution of this Agreement (the “First Majestic Disclosure Letter”) (it being agreed that disclosure of any item in any section of the First Majestic Disclosure Letter shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face), First Majestic and Merger Sub jointly and severally represent and warrant to Gatos as set forth below.

Section 4.01 Qualification, Organization, Subsidiaries, etc.

(a)

Each of First Majestic, Merger Sub and the First Majestic Subsidiaries is a legal entity duly organized, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organization, draft and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, in each case, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. Each of First Majestic, Merger Sub and the First Majestic Subsidiaries are qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except in jurisdictions where the failure to be so organized and validly existing, qualified or, where relevant, in good standing, or to have such power or authority, has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. The First Majestic Governing Documents are in full force and effect and First Majestic is not in violation of any provision of the First Majestic Governing Documents, except as would not reasonably be expected to be material to First Majestic and the First Majestic Subsidiaries, taken as a whole. First Majestic has provided Gatos with true, correct and complete copies of the First Majestic Governing Documents.

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Appendix B

(b)

The Organizational Documents of the First Majestic Subsidiaries are in full force and effect and the relevant First Majestic Subsidiary is not in violation of any provision of such Organizational Documents, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

Section 4.02 Capitalization.

(a)

The authorized capital of First Majestic consists of an unlimited number of common shares without par value (“First Majestic Shares”). As of September 3, 2024 (the “First Majestic Capitalization Date”), (i) 301,616,350 First Majestic Shares were issued and outstanding and (ii) an aggregate of up to 10,613,814 First Majestic Shares were reserved and available for issuance pursuant to the First Majestic Equity Plans. All of the outstanding First Majestic Shares are, and all First Majestic Shares reserved for issuance as noted above shall be, when issued in accordance with the terms of this Agreement, duly authorized, validly issued, fully paid and non-assessable First Majestic Shares.

(b)

Except for the Transactions: (i) First Majestic does not have any shares issued or outstanding other than First Majestic Shares that were outstanding on the First Majestic Capitalization Date or that have become outstanding after the First Majestic Capitalization Date, but were reserved for issuance as set forth in Section 4.02(a) as of the First Majestic Capitalization Date, and (ii) except as set forth on the First Majestic Equity Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or other equity interests to which First Majestic or any of First Majestic’s Subsidiaries is a party, or otherwise obligating First Majestic or any of First Majestic’s Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares or other equity interest of First Majestic or any First Majestic Subsidiary or securities convertible into, or exchangeable for such shares or equity interests (in each case other than to First Majestic or a wholly owned Subsidiary of First Majestic); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement, commitment or arrangement relating to the shares or other equity interest of First Majestic or a First Majestic Subsidiary; (C) redeem or otherwise acquire any such shares or other equity interests; (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any First Majestic Subsidiary that is not wholly owned or any other Person; (E) make any payment to any Person the value of which is derived from, or calculated based on, the value of First Majestic Shares; or (F) grant any preemptive or antidilutive or similar rights with respect to any security issued by First Majestic or any First Majestic Subsidiary. Since the First Majestic Capitalization Date until the date of this Agreement, First Majestic has not granted any equity or equity-based award to any of the directors, employees or independent contractors of First Majestic or any First Majestic Subsidiaries. As of the date hereof, there are no declared but unpaid dividends of First Majestic.

(c)

Section 4.02(c) of the First Majestic Disclosure Letter (the “First Majestic Equity Schedule”) sets forth as of the First Majestic Capitalization Date a list of each outstanding First Majestic Equity Award granted under the First Majestic Equity Plans and (i) the name of the holder of such First Majestic Equity Award, (ii) the number of First Majestic Shares subject to such outstanding First Majestic Equity Award, (iii) the exercise price, purchase price or similar pricing of such First Majestic Equity Award, (iv) the date on which such First Majestic Equity Award was granted or issued, (v) the applicable vesting schedule, and the extent to which such First Majestic Equity Award (A) is vested and exercisable as of the First Majestic Capitalization Date and (B) would vest as a result of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events), and (vi) with respect to First Majestic Options, the date on which such First Majestic Option expires. With respect to each grant of First Majestic Equity Awards, in all material respects, (1) each such grant was made in accordance with the terms of the applicable First Majestic Equity Plan and all other applicable Laws, including the rules of the TSX, (2) each such grant was properly accounted for in accordance with IFRS in the First Majestic SEDAR+ Documents (including financial statements) and all other applicable Laws, (3) each First Majestic Option has an exercise price per First Majestic Share equal to or greater than the fair market value of a First Majestic Share on the date of such grant, (4) each First Majestic Option has a grant date which was approved by the First Majestic Board of Directors, the Compensation Committee of the First Majestic Board of Directors,

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Appendix B

or First Majestic’s Chief Executive Officer under authority from the Compensation Committee no later than the grant date, (5) each First Majestic Equity Award qualifies for the Tax treatment afforded to such award in First Majestic’s Tax Returns and all First Majestic SEDAR+ Documents, respectively, and (6) each First Majestic Equity Award does not trigger any liability for the holder thereof under Section 409A of the Code or any similar provision in any other Tax jurisdiction. From the First Majestic Capitalization Date through the date of this Agreement, First Majestic has not granted, entered into an agreement to grant, or otherwise committed to grant any First Majestic Equity Awards or other equity or equity-based awards that may be settled in First Majestic Shares.

(d)

Neither First Majestic nor any First Majestic Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of First Majestic or any First Majestic Subsidiary on any matter.

(e)

There are no voting trusts or other agreements or understandings to which First Majestic or any First Majestic Subsidiary is a party with respect to the voting of the shares or other equity interests of First Majestic or any First Majestic Subsidiary.

(f)

All the issued and outstanding shares of, or other equity interests in, each First Majestic Subsidiary are duly authorized, have been validly issued in compliance with applicable Law and are fully paid and non-assessable and are wholly owned, directly or indirectly, by First Majestic free and clear of all Liens, including preemptive rights, other than Permitted Liens. First Majestic has provided Gatos with a true, correct and complete list of all First Majestic Subsidiaries as of the date of this Agreement. The name and jurisdiction of each First Majestic Subsidiary and the Person that owns the equity interests in such Subsidiary is duly reflected in the First Majestic Disclosure Letter. Except for equity interests in the First Majestic Subsidiaries, neither First Majestic nor any First Majestic Subsidiary owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person). Neither First Majestic nor any First Majestic Subsidiary has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

Section 4.03 Corporate Authority Relative to this Agreement; No Violation.

(a)

First Majestic and Merger Sub have all requisite corporate power and authority to enter into this Agreement and, assuming the First Majestic Shareholder Approval is obtained, to perform its obligations hereunder and to consummate the Transactions, including the Merger. The execution, delivery and performance by First Majestic and Merger Sub of this Agreement and the consummation of the Transactions have been duly and validly authorized by the First Majestic Board of Directors and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of First Majestic or any First Majestic Subsidiary are necessary to authorize the consummation of the Transactions, other than, with respect to the First Majestic Share Issuance, obtaining the First Majestic Shareholder Approval. Prior to the execution of this Agreement, the First Majestic Board of Directors has unanimously adopted resolutions (A) declaring that this Agreement and consummation of the Transactions, including the Merger, are in the best interests of First Majestic and its stockholders, (B) approving this Agreement and the Transactions, including the Merger, (C) authorizing the execution, delivery and performance of this Agreement, (D) directing that the First Majestic Share Issuance be submitted for consideration at the First Majestic Special Meeting (E) making the First Majestic Board Recommendation and (F) approving the inclusion of the First Majestic Board Recommendation in the First Majestic Circular, in each case, subject to Section 5.04. First Majestic, as sole shareholder of Merger Sub, has duly executed and delivered a written consent adopting this Agreement, such written consent by its terms to become effective immediately following the execution of this Agreement and the board of directors of Merger Sub has unanimously approved this Agreement and the Transactions, including the Merger, and authorizing the execution, delivery and performance of this Agreement. This Agreement has been duly and validly executed and delivered by First Majestic and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of Gatos, constitutes the valid and binding agreement of First Majestic and

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Appendix B

Merger Sub, enforceable against First Majestic and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b)

Other than in connection with or in compliance with (i) the provisions of the DGCL, (ii) the Securities Act, (iii) the Exchange Act, (iv) Canadian Securities Laws, (v) Mexico’s Antitrust Law (vi) any applicable requirements of the Exchanges, (vii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (viii) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the First Majestic Shares in the Merger and (x) the consents set forth in Section 4.03(b) of the First Majestic Disclosure Letter, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by First Majestic and Merger Sub of the Transactions, except for (A) such authorizations, consents, approvals or filings that, if not obtained or made, has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect and (B) as may arise as a results of facts or circumstances relating to Gatos or its affiliates or Laws or Contracts binding Gatos or its affiliates.

(c)

The execution and delivery by First Majestic and Merger Sub of this Agreement do not, and, except as described in Section 4.03(b), the consummation of the Transactions and compliance with the provisions of this Agreement will not (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under any First Majestic Material Contract or result in the creation of any Lien upon any of the properties, rights or assets of First Majestic or any of First Majestic’s Subsidiaries, other than Permitted Liens, (ii) subject to obtaining the First Majestic Shareholder Approval, conflict with or result in any violation of any provision of the First Majestic Governing Documents or the Organizational Documents of any First Majestic Subsidiary or Merger Sub or (iii) conflict with or violate any Laws applicable to First Majestic or any of First Majestic’s Subsidiaries or any of their respective properties or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

Section 4.04 Reports and Financial Statements.

(a)

From December 31, 2022, through the date of this Agreement, First Majestic has filed or furnished all the First Majestic SEDAR+ Documents required to be filed or furnished prior to the date hereof by it. As of their respective dates, or, if amended, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), each of the First Majestic SEDAR+ Documents complied in all material respects with the requirements of the Canadian Securities Laws and none of the First Majestic SEDAR+ Documents contained any Misrepresentation.

(b)

There has been no change in a material fact or a material change in any of the information contained in the First Majestic SEDAR+ Documents, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the First Majestic SEDAR+ Documents. First Majestic has not filed any confidential material change report with any Governmental Entity which at the date of this Agreement remains confidential or any other confidential filings filed under applicable Canadian Securities Laws.

(c)

The consolidated financial statements (including all related notes and schedules) of First Majestic and the First Majestic Subsidiaries included in the First Majestic SEDAR+ Documents when filed fairly present in all material respects the consolidated financial position of First Majestic and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

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Appendix B

Section 4.05 Internal Controls and Procedures.

(a)

First Majestic has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to provide reasonable assurance that information required to be disclosed by First Majestic in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by such Canadian Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by First Majestic in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws are accumulated and communicated to First Majestic’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

First Majestic has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of First Majestic’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

To the knowledge of First Majestic, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting that are reasonably likely to adversely affect the ability of First Majestic to record, process, summarize and report financial information, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of First Majestic. To the knowledge of First Majestic, none of First Majestic, any of its Subsidiaries, or any of their respective directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting or auditing matters of First Majestic or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that First Majestic or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters which has not been resolved to the satisfaction of the audit committee of the First Majestic Board of Directors.

(d)

Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, First Majestic’s management has disclosed to First Majestic’s auditors and the audit committee of the First Majestic Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect First Majestic’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in First Majestic’s internal control over financial reporting.

Section 4.06 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in First Majestic’s most recent consolidated balance sheet (or the notes thereto) included in the First Majestic SEDAR+ Documents filed or furnished and publicly available prior to the date hereof, (b) for liabilities incurred in the ordinary course of business since the date of such consolidated balance sheet, (c) as permitted or contemplated in connection with the preparation and/or negotiation of this Agreement or the Merger, (d) liabilities for performance of obligations of First Majestic and/or the First Majestic Subsidiaries pursuant to the terms of Contracts binding First Majestic or any of the First Majestic Subsidiaries or pursuant to which their respective properties and assets are bound and (e) liabilities which have been discharged or paid in full in the ordinary course of business, neither First Majestic nor any First Majestic Subsidiary has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected in a consolidated balance sheet of First Majestic and its consolidated Subsidiaries (or in the notes thereto).

Section 4.07 Compliance with Law; Permits.

(a)

First Majestic and each of the First Majestic Subsidiaries is, and since December 31, 2022, has been, in compliance with Laws applicable to First Majestic, the First Majestic Subsidiaries or any of their respective properties or assets, except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

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Appendix B

(b)

First Majestic and the First Majestic Subsidiaries are, and since December 31, 2022, have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary for First Majestic and the First Majestic Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “First Majestic Permits”), except where the failure to have any of the First Majestic Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. All First Majestic Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. First Majestic and each First Majestic Subsidiary is in compliance with all First Majestic Permits, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

Section 4.08 Environmental Laws and Regulations. Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, since December 31, 2022:

(a)

First Majestic and each First Majestic Subsidiary have been and are in compliance with applicable Environmental Laws and have obtained and have been and are in compliance with all Environmental Permits necessary to conduct their respective businesses as presently conducted. All Environmental Permits necessary to conduct the respective businesses of First Majestic and each First Majestic Subsidiary as presently conducted are in full force and effect, and First Majestic has received no written notice and has no knowledge that any such Environmental Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has begun, or to the knowledge of First Majestic, threatened in writing to begin, any action to terminate, cancel or amend any Environmental Permits necessary to conduct the respective businesses of First Majestic and each First Majestic Subsidiary as presently conducted;

(b)

Neither First Majestic nor any First Majestic Subsidiary has received any notice, demand, request for information, citation, summons, complaint, letter or claim alleging that First Majestic or any First Majestic Subsidiary is in violation of, or liable under, any Environmental Law, no penalty has been assessed and there is no outstanding order, consent decree, writ, injunction or judgment issued by a court, Governmental Entity, authority or tribunal against First Majestic or any First Majestic Subsidiary, in each case, with respect to matters arising out of any Environmental Law. There is no claim, action, suit, proceeding, demand, lien, investigation or request for information pending, or, to the knowledge of First Majestic, threatened against First Majestic or any First Majestic Subsidiary with respect to any matters arising out of any applicable Environmental Law;

(c)

Neither First Majestic nor any First Majestic Subsidiary has entered into or agreed to any order, consent decree, writ, injunction or judgment or is subject to any order, consent decree, writ, injunction or judgment relating to compliance with Environmental Laws, Environmental Permits or the investigation, Release, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d)

Neither First Majestic nor any First Majestic Subsidiary has assumed, by Contract, or to the knowledge of First Majestic, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, and neither First Majestic nor any First Majestic Subsidiary is an indemnitor in connection with any threatened or asserted claim, action, suit, proceeding, demand, lien, investigation by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials; and

(e)

Neither First Majestic nor any First Majestic Subsidiary has caused, and to the knowledge of First Majestic, no third party has caused, any Release of a Hazardous Material that could reasonably be expected to require investigation or remedial action by First Majestic or any First Majestic Subsidiary under any Environmental Law.

(f)

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.08 are the sole representations and warranties of First Majestic with respect to environmental matters, including with respect to Hazardous Materials, Environmental Permits, and any other matter relating to compliance with, or liabilities under, Environmental Laws.

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Appendix B

Section 4.09 Employee Benefit Plans.

(a)

Section 4.09(a) of the First Majestic Disclosure Letter sets forth, as of the date hereof, a correct and complete list of each material First Majestic Benefit Plan. With respect to each such material First Majestic Benefit Plan, First Majestic has made available to Gatos, to the extent applicable, correct and complete copies of (i) all material documents embodying such First Majestic Benefit Plan (or, if such First Majestic Benefit Plan is unwritten, a written summary of its material terms) and (ii) the most recent summary plan description together with the summary or summaries of material modifications thereto.

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, (i) each First Majestic Benefit Plan is, and has at all times been, maintained, operated, and administered in accordance with its terms and applicable Law, (ii) there are no pending, or, to the knowledge of First Majestic threatened, claims by, on behalf of, or against, any First Majestic Benefit Plan (other than claims for benefits in the ordinary course), (iii) there are no audits or other proceedings by any Governmental Entity pending, or, to the knowledge of First Majestic, threatened, with respect to any First Majestic Benefit Plan, (iv) all benefits, contributions and premiums relating to each First Majestic Benefit Plan have been timely paid or accrued for, as applicable, in accordance with the terms of such First Majestic Benefit Plan and all applicable Laws and accounting principles, and (v) no First Majestic Benefit Plan provides for post-termination or retiree medical or other health or welfare benefits (except as required by applicable Law).

(c)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, each First Majestic Benefit Plan that is registered or required to be registered with or approved by any Governmental Entity has, in all material respects, been so registered or approved and been maintained in good standing (to the extent such concept is recognized under applicable Laws) with all applicable Governmental Entities, and no event has occurred since the date of the most recent registration, approval or application therefor relating to any such First Majestic Benefit Plan that could reasonably be expected to result in the revocation of any such registration, approval, or good standing status.

(d)

None of First Majestic or any of the First Majestic Subsidiaries maintains, contributes to, sponsors, or otherwise have or had any liability with respect to any (i) pension plan that is subject to provincial or federal pension standards legislation, (ii) “retirement compensation arrangement” as such term is defined in subsection 248(1) of the Income Tax Act (Canada), (iii) “employee life and health trust” as such term is defined in subsection 248(1) of the Income Tax Act (Canada), or (iv) “salary deferral arrangement” as such term is defined in subsection 248(1) of the Income Tax Act (Canada).

(e)

Neither the execution of this Agreement, shareholder or other approval of this Agreement nor the consummation of any of the transactions contemplated by this Agreement could (either alone or upon the occurrence of any additional or subsequent events, including the passage of time): (i) result in any material compensation or benefit becoming due to any current or former employee, independent contractor, or other individual service provider of First Majestic or any of their Subsidiaries, (ii) materially increase the compensation or benefits (including any severance payments or benefits) otherwise payable to any such individual, or entitle any such individual to new or additional compensation or benefits (including severance payments or benefits), (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation or benefit under any First Majestic Benefit Plan or otherwise, or (iv) limit or materially restrict, or create or cause the imposition of any material limitation or restriction on, the ability of the First Majestic or any Subsidiaries thereof to amend or modify any First Majestic Benefit Plan in accordance with its terms.

Section 4.10 Absence of Certain Changes or Events.

(a)

Since December 31, 2023, through the date of this Agreement, there has not occurred any Effect that is continuing and has had, or would reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

(b)

Since December 31, 2023, through the date of this Agreement, except for actions taken in connection with the negotiation, execution and delivery of this Agreement and the Transactions contemplated hereby, the

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business of First Majestic and the First Majestic Subsidiaries, taken as a whole, has been conducted, in all material respects, in the ordinary course of business.

Section 4.11 Investigation; Litigation. (a) To the knowledge of First Majestic, there is no investigation or review pending or threatened by any Governmental Entity with respect to First Majestic or any First Majestic Subsidiary and (b) there are no Actions pending (or, to the knowledge of First Majestic, threatened) against First Majestic or any of First Majestic’s Subsidiaries or any of their respective properties or assets which, in the case of clause (a) or (b), has had or would reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. Neither First Majestic nor any First Majestic Subsidiary is subject to any Order which has had or would reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect. As of the date hereof, there are no Actions pending (or, to the knowledge of First Majestic, threatened) that challenge or seek to prevent, enjoin or materially delay, this Agreement or the Transactions.

Section 4.12 Information Supplied. The information relating to First Majestic and the First Majestic Subsidiaries that is provided by First Majestic or the First Majestic Subsidiaries specifically for inclusion in (or incorporation by reference in) the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus (and any amendment or supplement thereto) is first mailed to the stockholders of Gatos or at the time the Form F-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective, or at the time of the Gatos Special Meeting (as it may be adjourned or postponed in accordance with the terms hereof) or the First Majestic Special Meeting (as it may be adjourned or postponed in accordance with the terms hereof), contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. The Form F-4 and the Proxy Statement/Prospectus will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. In addition, the First Majestic Circular will comply in all material respects with all applicable Canadian Securities Laws and shall contain sufficient detail to permit First Majestic shareholders to form a reasoned judgment concerning the matters to be placed before them at the First Majestic Special Meeting and, without limiting the generality of the foregoing, the First Majestic Circular will not contain any Misrepresentation. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by First Majestic or Merger Sub with respect to information or statements made in the Proxy Statement/Prospectus or the Form F-4, which were not supplied by or on behalf of First Majestic.

Section 4.13 Tax Matters.

(a)	Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect:

(i)

all Tax Returns that are required to be filed by or with respect to First Majestic or any of the First Majestic Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(ii)

First Majestic and the First Majestic Subsidiaries have timely paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any Person, in each case whether or not shown on any Tax Return, other than Taxes that are being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS on the financial statements of First Majestic and the First Majestic Subsidiaries, and have complied with all reporting requirements (including maintenance of required records with respect thereto) with respect to such payments;

(iii)

there is no deficiency or assessment for Taxes of First Majestic or any of the First Majestic Subsidiaries that is outstanding or proposed in writing by a Taxing Authority. No audit, examination, investigation or other proceeding with respect to any Taxes of First Majestic or any of the First Majestic Subsidiaries is pending or threatened in writing by any Taxing Authority;

(iv)

neither First Majestic nor any of the First Majestic Subsidiaries has waived any statute of limitations with respect to any Taxes of First Majestic or any of the First Majestic Subsidiaries, or agreed to any

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extension of time with respect to an assessment or deficiency of any Taxes of First Majestic or any of the First Majestic Subsidiaries, in each case that remains outstanding;

(v)

no private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Governmental Entity with respect to any Taxes of First Majestic or the First Majestic Subsidiaries that will have a material effect on the First Majestic or the First Majestic Subsidiaries following the Effective Time;

(vi)

neither First Majestic nor any of the First Majestic Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of U.S. state or local, or non-U.S. Law) in the two (2) years prior to the date of this Agreement;

(vii)

no claim has been made in writing by a Taxing Authority in a jurisdiction where First Majestic or any of the First Majestic Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction that has not been resolved;

(viii)

neither First Majestic nor any of the First Majestic Subsidiaries will be required to include any item of income in taxable income, or exclude any item of deduction from taxable income, or make any adjustment under Section 481 of the Code (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law) for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any installment sale, intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law), or open transaction disposition made by First Majestic or any of the First Majestic Subsidiaries on or prior to the Closing, (B) any prepaid amount received by First Majestic or any of the First Majestic Subsidiaries outside of the ordinary course of business on or prior to the Closing, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law) entered into on or prior to the Closing, or (D) a change in the method of accounting by First Majestic or any of the First Majestic Subsidiaries made prior to the Closing;

(ix)

none of First Majestic or any of the First Majestic Subsidiaries (i) is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (A) any agreements entered into in the ordinary course of business that are not primarily related to Taxes or (B) any such agreement to which First Majestic or any of the First Majestic Subsidiaries are the only counterparties), (ii) is liable for Taxes of any other Person (other than First Majestic or any of the First Majestic Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of U.S. state or local or non-U.S. income Tax Law) or as a transferee or successor, or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes, other than a group the common parent of which was or is First Majestic or any of the First Majestic Subsidiaries;

(x)	there are no Liens for Taxes upon any property or assets of First Majestic or any of the First Majestic Subsidiaries, except for the Permitted Liens; and

(xi)

neither First Majestic nor any of the First Majestic Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Law).

(b)

The information contained in the memos and legal letters provided by First Majestic to Gatos and listed on Section 4.13(b) of the First Majestic Disclosure Letter constitutes all material information, as of the date hereof, relating to the matters referred to in Section 4.11(a) of the First Majestic Disclosure Letter (the “Tax Matters”) including, for greater certainty, all material information relating to any discussions between First Majestic, its legal counsel, accountants or other representatives and the Servicio de Administracion Tributaria (“SAT”) regarding the Tax Matters. Such information does not contain any untrue statement of any material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(c)

Neither First Majestic nor any of the First Majestic Subsidiaries has knowingly taken any action or knows of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(d)

Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.13 and Section 4.09 are the sole representations and warranties with respect to Tax matters of First Majestic and the First Majestic Subsidiaries.

Section 4.14 Labor Matters.

(a)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, (i) First Majestic and each of the First Majestic Subsidiaries are, and, in the last three (3) years, have been, in compliance with all applicable Laws respecting labor, employment, and the engagement of labor, including applicable Laws related to fair employment practices (including equal employment opportunity and discrimination laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, immigration, affirmative action, employee and data privacy, plant closings, wages and hours/working time, redundancy, payment of wages, withholding of Taxes, and transfer of undertakings, and (ii) there is no, and within the past three (3) years, have been no, pending or, to the knowledge of First Majestic, threatened, charge, complaint, arbitration, audit or investigation brought by or on behalf of, or otherwise involving, any current or former employee, any person alleged to be a current or former employee, any applicant for employment, or any class of the foregoing, or any Governmental Entity, that involve the labor or employment relations and practices of First Majestic or any of the First Majestic Subsidiaries.

(b)

Neither First Majestic nor any of the First Majestic Subsidiaries is a party to, bound by, negotiating or required to negotiate any Collective Bargaining Agreement, and no employees of First Majestic or any of the First Majestic Subsidiaries are represented by any labor union or other labor organization. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, (i) there are no activities or proceedings of any labor union or other labor organization to organize any employees of First Majestic or any of the First Majestic Subsidiaries and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization, (ii) there are no pending or, to the knowledge of First Majestic, threatened, and, in the last three (3) years, there have been no, strikes, lockouts, union organization activities (including, but not limited to, union organization campaigns or requests for representation), pickets, slowdowns, stoppages, grievances or labor disputes or similar activity in respect of the business of First Majestic or any of the First Majestic Subsidiaries, and (iii) neither First Majestic or any of the First Majestic Subsidiaries are engaged in and, in the last three (3) years, have not engaged in, any unfair labor practice.

(c)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, there are no claims, actions, or other proceedings against First Majestic or any of the First Majestic Subsidiaries pending or, to the knowledge of First Majestic, so threatened that could be brought or filed with any Governmental Entity, or based on, arising out of, in connection with or otherwise relating to the employment or engagement or termination of employment or engagement by First Majestic or any of the First Majestic Subsidiaries, of any individual or group of individuals, or the failure by First Majestic or any of the First Majestic Subsidiaries to employ or engage any individual or group of individuals.

(d)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, during the past five (5) years, (i) no allegations of sexual harassment or sexual misconduct have been made, or threatened to be made, or investigated by or on behalf of First Majestic or any of the First Majestic Subsidiaries, against or involving any current or former officer, director or other senior executive or key employee of First Majestic or any of the First Majestic Subsidiaries by any current or former officer, employee or independent contractor of First Majestic or any of the First Majestic Subsidiaries in such individual’s capacity as a service provider to First Majestic or any of the First Majestic Subsidiaries, and (ii) neither First Majestic or any of the First Majestic Subsidiaries have entered into any settlement agreement resolving, in whole or in part, allegations of sexual

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harassment or sexual misconduct by any current or former officer, director or other senior executive or key employee in such individual’s capacity as a service provider to First Majestic or any of the First Majestic Subsidiaries.

Section 4.15 Intellectual Property.

(a)

Section 4.15(a) of the First Majestic Disclosure Letter sets forth a true and complete list of the following First Majestic Intellectual Property: (i) all patents, copyrights, trademarks or domain names that have been registered, issued or filed with or by any Governmental Entity or quasi-public legal authority or by a domain name registrar, or any pending applications for any of the foregoing (“First Majestic Registered Intellectual Property”); and (ii) material unregistered trademarks or material unregistered proprietary Software, in each case, that constitute First Majestic Intellectual Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, with respect to each item of the First Majestic Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining, and perfecting First Majestic’s or the applicable First Majestic Subsidiary’s ownership of, such First Majestic Registered Intellectual Property;

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, (i) First Majestic or a First Majestic Subsidiary owns or otherwise possesses valid rights to use, and immediately after Closing will own or otherwise possess valid rights to use, all Intellectual Property and IT Systems used in the operation of their respective businesses as currently conducted free and clear of all Liens other than Permitted Liens; (ii) to the knowledge of First Majestic, each item of registered or issued First Majestic Registered Intellectual Property is subsisting, valid and enforceable; (iii)First Majestic or a First Majestic Subsidiary exclusively owns the First Majestic Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; (iv) there are no pending or, to the knowledge of First Majestic, threatened claims (including invitations or offers to license), actions or proceedings against First Majestic or the First Majestic Subsidiaries by any Person (A) alleging infringement, misappropriation or other violations by First Majestic or the First Majestic Subsidiaries of any third party’s Intellectual Property or (B) challenging the ownership, validity or enforceability of any First Majestic Intellectual Property; and (v) to the knowledge of First Majestic, (x) the conduct of the businesses of First Majestic and the First Majestic Subsidiaries, in the past six (6) years has not infringed, misappropriated or otherwise violated, and as of the Closing does not infringe, misappropriate or otherwise violate, any third party’s Intellectual Property and (y) no third party is infringing, misappropriating or violating any First Majestic Intellectual Property; and

(c)

First Majestic and the First Majestic Subsidiaries have taken commercially reasonable efforts to protect the confidentiality of First Majestic’s and the First Majestic Subsidiaries’ material Trade Secrets and any Trade Secrets provided to First Majestic or the First Majestic Subsidiaries under conditions of confidentiality.

Section 4.16 Real Property; Tangible Property.

(a)

(i) Section 4.16(a)(i) of the First Majestic Disclosure Letter sets forth, as of the date of this Agreement, a list of the Real Property Rights held by First Majestic and the First Majestic Subsidiaries (the “First Majestic Real Property Rights”) reasonably required to permit the operation of First Majestic’s business as owned and conducted as of the date of this Agreement that is true and correct in all material respects; and (ii) Section 4.16(a)(ii) of the First Majestic Disclosure Letter sets forth, as of the date of this Agreement, a list of the Mining Rights held by First Majestic and the First Majestic Subsidiaries (the “First Majestic Mining Rights”) reasonably required for the operation of First Majestic’s business as owned and conducted as of the date of this Agreement that is true and correct in all material respects.

(b)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, (i) none of First Majestic or any of the First Majestic Subsidiaries has received notice of any default under any agreement or instrument under which any of the First Majestic Real Property Rights or the First Majestic Mining Rights are constituted, and (ii) (A) First Majestic and the First Majestic Subsidiaries are in good standing under all, and are not in default under any First Majestic

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Mining Right, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, agreements or instruments under which the First Majestic Real Property Rights or First Majestic Mining Rights are constituted and, to the knowledge of First Majestic, all such agreements and instruments are in good standing and in full force and effect and none of the counterparties to such agreements and instruments is in default thereunder.

(c)

Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, First Majestic and the First Majestic Subsidiaries own or have the right to use all of the First Majestic Real Property Rights and First Majestic Mining Rights, free and clear of all Liens, other than Permitted Liens.

(d)

Except as disclosed in Section 4.16(d) of the First Majestic Disclosure Letter: (A) there is no written claim that has been made to First Majestic or the First Majestic Subsidiaries, or, to the knowledge of First Majestic or the First Majestic Subsidiaries, a reasonable basis for any claim, by a third party that First Majestic or the First Majestic Subsidiaries do not have the right to exploit or use the First Majestic Mining Rights as currently used or exploited and as currently proposed to be used or as currently proposed to be exploited by First Majestic or the First Majestic Subsidiaries as of the date of this Agreement, except in each case for any frivolous claim; and (B) no holder of any material First Majestic Mining Rights has any obligation to pay any commission, royalty or similar payment to any Person, other than any Governmental Entity, with respect to such material First Majestic Mining Rights.

(e)

The First Majestic Mining Rights and the First Majestic Real Property Rights are not located within an area in which mining activities have been restricted or prohibited by the Instituto Nacional de Antropología e Historia (National Institute of Anthropology and History of Mexico) and no Governmental Entity has notified First Majestic or any First Majestic Subsidiary in writing of any archeological or historical findings affecting the First Majestic Mining Rights and the First Majestic Real Property Rights in a manner that would materially impair First Majestic’s mining operations as currently conducted. To the knowledge of First Majestic and the First Majestic Subsidiaries (i) there are no indigenous communities near to the location of, or with an interest in or claim to the First Majestic Mining Rights and the First Majestic Real Property Rights; and (ii) the First Majestic Mining Rights and the First Majestic Real Property Rights are not located within any “Nature Protected Area” or “Natural Reserve”, as defined in the Environmental Laws, and neither First Majestic nor the First Majestic Subsidiaries have received written notice from any Governmental Entity informing First Majestic or any First Majestic Subsidiary of the creation of such areas or reserves where the First Majestic Mining Rights and the First Majestic Real Property Rights are located.

Section 4.17 Property. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, First Majestic or a First Majestic Subsidiary is the sole owner and has good and valid title to, or in the case of leased personal property assets, valid leasehold interests in, all material tangible personal property currently used in the operation of the businesses of First Majestic and the First Majestic Subsidiaries, in each case free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of First Majestic and the First Majestic Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

Section 4.18 Mineral Reserves. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources publicly disclosed by First Majestic and the First Majestic Subsidiaries have been prepared and disclosed in all material respects in accordance with accepted mining, engineering, geoscience and other applicable industry practices, and all applicable Laws. To the knowledge of First Majestic, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of First Majestic and the First Majestic Subsidiaries from the amounts so disclosed, taken as a whole, other than as a result of production activities in the ordinary course.

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Section 4.19 Opinion of Financial Advisor. The First Majestic Board of Directors has received the opinion of National Bank Financial Inc., dated as of the date of this Agreement, and subject to the assumptions made, matters considered and limits and qualifications on the review undertaken set forth therein, as to the fairness, from a financial point of view of the Exchange Ratio to First Majestic pursuant to this Agreement. First Majestic shall, following the execution of this Agreement by the Parties, furnish an accurate and complete copy of such opinion to Gatos solely for informational purposes (it being understood and agreed that such written opinion is for the sole benefit of the First Majestic Board of Directors and may not be relied upon by Gatos).

Section 4.20 Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations enacted under Law applies or purports to apply to this Agreement or any of the Transactions.

Section 4.21 Material Contracts.

(a)

Except for this Agreement, Section 4.21 of the First Majestic Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 4.21(a) to which First Majestic or a First Majestic Subsidiary is a party or by which their respective properties or assets are bound (all Contracts of the type described in this Section 4.21(a) being referred to herein as the “First Majestic Material Contracts”):

(i)

(A) any material joint venture, partnership or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company or any research and development project Contract, and (B) any stockholders, investors rights, registration rights or similar agreement;

(ii)	any Contract expressly limiting or restricting the ability of First Majestic, Merger Sub or the First Majestic Subsidiaries to make distributions or declare or pay dividends to its stockholders;

(iii)

any Contract that (A) provides for the acquisition or divestiture of any material asset (other than Contracts covered by clause (x) below and other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise), in each case, in excess of $1,000,000 and (B) contains outstanding obligations that are material to First Majestic and the First Majestic Subsidiaries, taken as a whole;

(iv)

any Contract (excluding non-exclusive licenses for uncustomized, commercially available “off the shelf” Software or IT Systems licensed pursuant to standard terms and conditions) under which First Majestic or any First Majestic Subsidiary is granted any license or other rights with respect to any Intellectual Property or IT Systems of a third party (including by means of covenants not to sue or software-as-a-service agreements), which Contract or Intellectual Property is material to the business of First Majestic or the First Majestic Subsidiaries, taken as a whole;

(v)	any Contract with any Governmental Entity involving annual aggregate payments in excess of $1,000,000 in fiscal year 2023;

(vi)	each Contract that limits in any material respect the freedom of Gatos to compete in any line of business or geographic region;

(vii)

any Contract with (A) any Person that, by itself or together with its affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the First Majestic Shares or (B) any affiliates of First Majestic (other than First Majestic Subsidiaries);

(viii)

any Contract entered into since December 31, 2022, involving the settlement of any Action or threatened Action (or series of related Actions) (A) which (x) will involve payments after the Effective Time in excess of $1,000,000 or (y) will impose, or imposed, monitoring or reporting obligations after the Effective Time to any other Person outside the ordinary course of business or material restrictions after the Effective Time on First Majestic or any First Majestic Subsidiary or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

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(ix)

(A) any loan Contracts, notes, letters of credit and other evidences of Indebtedness in excess of $4,000,000, (B) any mortgages, pledges and other evidences of liens securing such obligations or any material real or other property and (C) any guarantees supporting such obligations and financing Contracts including change of control provisions, in each case, other than (X) Contracts solely among First Majestic and any wholly owned First Majestic Subsidiary, and (Y) any Contracts relating to Indebtedness explicitly included in the consolidated financial statements in the First Majestic SEDAR+ Documents and which are publicly available prior to the date hereof in unredacted form;

(x)

any Contract that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal prepayment or similar Contract that has a value or potential value in excess of $10,000,000;

(xi)	any Contract that is a collective bargaining or union agreement or any other material Contract with any labor union; and

(xii)

any Contract pursuant to which First Majestic or any First Majestic Subsidiary spent or received, in the aggregate, more than $10,000,000 during the twelve (12) months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $10,000,000 during the twelve (12) months immediately after the date hereof (including any Contract relating to any future capital expenditures by First Majestic or any of the First Majestic Subsidiaries).

(b)

First Majestic has provided to Gatos prior to the date of this Agreement a true, correct and complete copy of each written First Majestic Material Contract as in effect on the date of this Agreement. Neither First Majestic nor any First Majestic Subsidiary is in breach of or default under the terms of any First Majestic Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. To the knowledge of First Majestic no other party to any First Majestic Material Contract is in, or is alleged to be in, breach of or default under the terms of any First Majestic Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect. Except (i) to the extent that any First Majestic Material Contract expires in accordance with its terms or (ii) as such expiration or termination has not been, and would not reasonably be expected to be, individually or in the aggregate, material to First Majestic and the First Majestic Subsidiaries, take as a whole, each First Majestic Material Contract has not been terminated and is a valid and binding obligation of First Majestic or the First Majestic Subsidiary which is party thereto and, to the knowledge of First Majestic, of each other party thereto, subject to the Enforceability Exceptions.

Section 4.22 Insurance. As of the date hereof, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect, each current, material insurance policy (or replacements thereof) of First Majestic and the First Majestic Subsidiaries is a valid and binding obligation of First Majestic and the First Majestic Subsidiary which is a party thereto and, to the knowledge of First Majestic, of each insurer party thereto, subject to the Enforceability Exceptions. Since December 31, 2022, neither First Majestic nor any of the First Majestic Subsidiaries has received written notice of cancellation or termination with respect to any material third party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination has had or would reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect.

Section 4.23 Finders and Brokers. Neither First Majestic nor any First Majestic Subsidiary has employed, nor has any Person employed on behalf of First Majestic or a First Majestic Subsidiary, any investment banker, broker, finder or similar Person in connection with the Transactions, who might be entitled to any fee, commission or other payment in connection with or upon consummation of the Merger based upon arrangements made by or on behalf of Gatos.

Section 4.24 FCPA and Anti-Corruption.

(a)

In the last five (5) years, neither First Majestic nor any First Majestic Subsidiary, nor any director or officer (when acting in their role as director or officer) of First Majestic or any First Majestic Subsidiary, nor, to

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Appendix B

First Majestic’s knowledge, any manager, employee, agent, representative, contractor, sales intermediary or other third party, in each case, acting on behalf of First Majestic or any First Majestic Subsidiary, has violated, conspired to violate, or aided or abetted a violation of the FCPA, the CFPOA, Part IV of the Criminal Code (Canada), or made a material violation of any other applicable Bribery Legislation (in each case to the extent applicable).

(b)

Neither First Majestic nor any First Majestic Subsidiary, nor any director or officer of First Majestic or any First Majestic Subsidiary, nor, to First Majestic’s knowledge, any manager or employee of First Majestic or any First Majestic Subsidiary are, or in the past five (5) years have been, subject to any actual, pending, or, to First Majestic’s knowledge, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving First Majestic or any First Majestic Subsidiary in any way relating to applicable Bribery Legislation or to the FCPA or CFPOA.

(c)

In the last five (5) years, First Majestic and each First Majestic Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of First Majestic and each First Majestic Subsidiary as required by applicable Bribery Legislation in all material respects and by the FCPA and the CFPOA.

(d)

First Majestic and each First Majestic Subsidiary has instituted policies and procedures reasonably designed to promote and achieve compliance with the FCPA, the CFPOA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)	No officer or director of First Majestic or any First Majestic Subsidiary is a Government Official.

Section 4.25 Sanctions. First Majestic and each First Majestic Subsidiary, their respective directors, officers or employees, and, to the knowledge of First Majestic, any of their respective agents and other third parties that act for or on behalf of First Majestic or any First Majestic Subsidiary, are not Sanctioned Persons. None of First Majestic or any First Majestic Subsidiary is or has within the applicable statute of limitations period engaged in direct or indirect dealings or transactions with any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions Law, has within the applicable statute of limitations period violated, or knowingly engaged in any conduct that would reasonably be expected to result in Gatos or any Gatos Subsidiary being designated as a Sanctioned Person, or has been the subject of an investigation or allegation of such a violation. Notwithstanding anything in this Agreement, the representations, warranties and covenants in this Agreement shall not apply to First Majestic or any First Majestic Subsidiary, or to any director, trustee, officer, agent or employee of any of the foregoing, to the extent that they would result in a violation of or conflict with the Foreign Extraterritorial Measures (United States) Order, 1992 (Canada), or any similar applicable anti-boycott law or regulation.

Section 4.26 Stock Ownership. Neither First Majestic nor any First Majestic Subsidiaries directly or indirectly owns, and at all times for the past three years, neither First Majestic nor any First Majestic Subsidiaries has owned, beneficially or otherwise, in excess of 1% of the Gatos Common Stock.

Section 4.27 No Merger Sub Activity. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with this Agreement.

Section 4.28 Affiliate Transactions. Section 4.28 of the First Majestic Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction, Contract, agreement, arrangement or understanding between First Majestic or First Majestic Subsidiaries, on the one hand, and (i) any officer or director of First Majestic or First Majestic Subsidiaries, (ii) any holder of record of 5% or more of the outstanding First Majestic Shares or any Person that beneficially owns 5% or more of the outstanding First Majestic Shares, or (iii) any affiliate or associate of any such officer, director or holder of First Majestic Shares, on the other hand.

Section 4.29 No Other Representations. Except for the representations and warranties expressly set forth in this Article IV (as qualified by the First Majestic Disclosure Letter and the First Majestic SEDAR+ Documents), none of First Majestic, any of its affiliates or any other Person makes any express or implied representation or warranty (and there is and has been no reliance by Gatos or any of its Representatives or affiliates on any such

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Appendix B

representation or warranty) with respect to First Majestic, any of the First Majestic Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Gatos or its Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither First Majestic nor any other Person will have or be subject to any liability or other obligation to Gatos or its Representatives or affiliates or any other Person resulting from Gatos or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Gatos or its Representatives or affiliates, including any information made available in management or other presentations or in the electronic or other data rooms maintained by or on behalf of First Majestic or its Representatives in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV (as qualified by the First Majestic Disclosure Letter and the First Majestic SEDAR+ Documents). Except for the representations and warranties expressly set forth in Article III (as qualified by the Gatos Disclosure Letter and Gatos SEC Documents), First Majestic acknowledges and agrees that none of Gatos or any other Person makes any express or implied representation or warranty with respect to Gatos or their respective affiliates or with respect to any other information provided to First Majestic or any of its affiliates or its representatives by or on behalf of Gatos or its affiliates in connection with the Transactions.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE CLOSING

Section 5.01 Conduct of Business by Gatos Pending the Closing.

(a)

Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.01, except (v) as set forth in Section 5.01 of the Gatos Disclosure Letter, (w) as expressly contemplated or permitted by this Agreement, (x) as required by applicable Law or as required by any Governmental Entity, (y) actions intended to protect life, property or the environment or comply with public health requirements, or (z) as consented to in writing by First Majestic (which consent shall not be unreasonably withheld, delayed or conditioned), Gatos shall, and shall cause each Gatos Subsidiary to, use commercially reasonable efforts to (i) conduct its business in the ordinary course in all material respects and (ii) preserve intact its and their business organizations, keep available the services of its and their executive officers and maintain satisfactory relationships with Persons having material business relations with Gatos; provided, however, that no action that is specifically permitted by any clause of Section 5.01(b) shall be deemed a breach of this Section 5.01(a).

(b)

Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.01, except (v) as set forth in Section 5.01 of the Gatos Disclosure Letter, (w) as expressly contemplated or permitted by this Agreement, (x) as required by applicable Law or as required by any Governmental Entity, (y) actions intended to protect life, property or the environment or comply with public health requirements or (z) as consented to in writing by First Majestic (which consent shall not be unreasonably withheld, delayed or conditioned), Gatos shall not, and shall not permit any Gatos Subsidiary to:

(i)

declare, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of Gatos or any Gatos Subsidiary), except dividends and distributions paid or made by a Gatos Subsidiary to Gatos or another wholly owned Gatos Subsidiary;

(ii)

split, combine, reduce or reclassify any of its issued or unissued capital stock or amend the terms of any securities of Gatos or a Gatos Subsidiary, except for any such transaction by a wholly owned Gatos Subsidiary which remains a wholly owned Gatos Subsidiary after consummation of such transaction;

(iii)

except (A) pursuant to any Gatos Benefit Plan, Collective Bargaining Agreement, or Contract by and between any employee, individual independent contractor, or other individual non-employee service provider of Gatos or any Gatos Subsidiary in effect as of the date hereof or (B) in the ordinary course of business consistent with past practice, (1) materially increase the level of, or accelerate the timing

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of payment, vesting, or funding of, compensation or benefits to any officer-level employee, (2) materially modify or amend or terminate any material Gatos Benefit Plan, or establish or adopt any material plan, program, policy or practice that would be a Gatos Benefit Plan if in effect on the date hereof, (3) hire or engage, or terminate (other than for cause) any officer-level employee (provided, that Gatos or one of the Gatos Subsidiaries may hire an employee as a replacement for a previously terminated employee), or (4) enter into, negotiate, materially amend, or terminate any Collective Bargaining Agreement (or any agreement or arrangement that would be a Collective Bargaining Agreement if in effect on the date hereof);

(iv)

make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law, or policies of the SEC or Exchanges;

(v)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which Gatos or a Gatos Subsidiary is bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly owned Gatos Subsidiaries), property, transfer or purchase of any property or assets of any other Person, other than such investments in securities in the ordinary course of business;

(vi)	enter into any new material line of business;

(vii)	(A) amend the Gatos Governing Documents or (B) permit any Gatos Subsidiary to adopt any amendments to its governing documents;

(viii)

issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in Gatos or any Gatos Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable or settled any otherwise unexercisable or unsettled Gatos Equity Award (except as otherwise required by the express terms of any Gatos Equity Award outstanding on the date hereof), other than (A) issuances of shares of Gatos Common Stock in respect of the vesting or settlement of Gatos Equity Awards outstanding on the date hereof and in accordance with their respective present terms or (B) transactions between Gatos and a wholly owned Gatos Subsidiary or between wholly owned Gatos Subsidiaries;

(ix)

directly or indirectly, purchase, redeem or otherwise acquire, including pursuant to existing share repurchase programs, any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, or establish any new repurchase programs with respect to any such shares, except for (A) acquisitions of shares of Gatos Common Stock tendered by holders of Gatos Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (B) the acquisition by Gatos of Gatos Equity Awards in connection with the forfeiture of such awards and (C) transactions between Gatos and a wholly owned Gatos Subsidiary or between wholly owned Gatos Subsidiaries;

(x)

incur or assume any Indebtedness for borrowed money except for (A) any Indebtedness for borrowed money among Gatos and wholly owned Gatos Subsidiaries or among wholly owned Gatos Subsidiaries, (B) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of Gatos or any of the Gatos Subsidiaries, in each case in an amount not to exceed the amount of the Indebtedness replaced, renewed, extended, refinanced or refunded, and (C) guarantees by Gatos of Indebtedness for borrowed money of wholly owned Gatos Subsidiaries or guarantees by wholly owned Gatos Subsidiaries of Indebtedness for borrowed money of Gatos or any wholly owned Gatos Subsidiary, which Indebtedness is incurred in compliance with this Section 5.01(b)(x), (D) indebtedness incurred under the Gatos Credit Agreement and (E) Indebtedness incurred in the ordinary course of business not to exceed $5,000,000 in the aggregate;

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(xi)

make any loans to any other Person, except for (A) loans among Gatos and its wholly owned Gatos Subsidiaries or among wholly owned Gatos Subsidiaries and (B) extensions of credit to customers in the ordinary course of business;

(xii)

sell, lease (as lessor), license, transfer or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any properties or assets of Gatos and the Gatos Subsidiaries that are material to Gatos and the Gatos Subsidiaries taken as a whole (including, without limitation, any Gatos Mining Rights), other than Gatos Intellectual Property which, for the avoidance of doubt, is governed by Section 5.01(b)(xiii), except (A) sale and dispositions of raw materials, obsolete or surplus equipment, mine output and other inventories in the ordinary course of business, (B) encumbrances and Liens that are incurred in connection with Indebtedness permitted to be incurred pursuant to Section 5.01(b)(x), (C) for transactions among Gatos and its wholly owned Gatos Subsidiaries or among wholly owned Gatos Subsidiaries, (D) for sales of assets that do not exceed a fair market value of $5,000,000 in the aggregate;

(xiii)

(A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Gatos Intellectual Property that is material to the business of Gatos and the Gatos Subsidiaries, taken as a whole, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to vendors or service providers for use for the benefit of Gatos or the Gatos Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of Gatos or any Gatos Subsidiary, except pursuant to reasonable protective confidentiality agreements;

(xiv)

compromise or settle any Action against Gatos or any of the Gatos Subsidiaries other than with respect to Transaction Litigation, which shall be governed by Section 6.09, or any Action related to Tax, which shall be governed by Section 5.01(b)(xv), other than the compromise or settlement of Actions made (A) in the ordinary course of business or (B) that: (1) would not result in liability in excess of $10,000,000 in the aggregate or such greater amount reserved therefor or reflected in the Gatos SEC Documents (excluding any amounts that insurance companies have agreed to pay under existing insurance policies), (2) contains a full release of Gatos or the applicable Gatos Subsidiary and (3) does not involve an admission of criminal wrongdoing or impose any material injunctive or other non-monetary remedy or a material restriction on Gatos and the Gatos Subsidiaries (other than customary release, confidentiality and non-disparagement obligations);

(xv)

make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to material Taxes or agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local, or non-U.S. Law) with respect to any material Tax, enter into any Tax sharing, Tax allocation, Tax indemnification or similar agreement (other than (1) any agreements entered into in the ordinary course of business that are not primarily related to Taxes or (2) any such agreement to which Gatos or any of the Gatos Subsidiaries are the only counterparties), make a written request for a material Tax ruling to any Governmental Entity or surrender any right to claim a material Tax refund, except in each case with respect to any such actions taken in the ordinary course of business, or that are not reasonably expected to materially increase the Tax liabilities of Gatos and the Gatos Subsidiaries;

(xvi)

make any new capital expenditure or expenditures in excess of $3,000,000 individually or $5,000,000 in the aggregate that are not consistent with Gatos’ budget plan provided to First Majestic prior the execution of this Agreement or Gatos’ 2025 budget plan;

(xvii)

except in the ordinary course of business, (A) enter into any Contract that would, if entered into prior to the date hereof, be a Gatos Material Contract, or (B) materially modify, materially amend or terminate or fail to renew any Gatos Material Contract;

(xviii)

authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other

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reorganization other than transactions involving only immaterial wholly owned Gatos Subsidiaries or file a petition in bankruptcy;

(xix)	materially reduce the amount of insurance coverage or fail to use commercially reasonable efforts to renew any material existing insurance policies;

(xx)

amend or otherwise modify in any material respect any engagement letter between Gatos and any financial advisor described in Section 3.23 of the Gatos Disclosure Letter or enter into a new engagement letter with any such financial advisor; or

(xxi)	agree, in writing or otherwise, to take any of the foregoing actions.

(c)

Notwithstanding anything contained in this Agreement to the contrary, neither Gatos nor any of the Gatos Subsidiaries shall be deemed to have operated outside the ordinary course of business because Gatos or any of the Gatos Subsidiaries were responding to any of the following in good faith and such actions shall not be deemed to be a breach of Section 5.01(a) or Section 5.01(b) in response to any of the following (so long as such action or such refraining from action is done in a manner materially consistent with how a similarly situated company in the same industry acting reasonably could reasonably be expected to act or refrain from acting under similar circumstances and reasonably informed by the past practice, if any, of Gatos and the Gatos Subsidiaries (taken as a whole)): (i) any hurricane, tornado, earthquake, flood, fire, explosion, weather-related event, natural or man-made disaster, act of God or other force majeure events or occurrences, (ii) epidemics, pandemics or disease outbreaks (including COVID-19) or the worsening thereof or applicable Laws (or the interpretation thereof) adopted in response thereto, or (iii) (A) any outbreak or escalation or worsening of hostilities, acts of war (whether or not declared), military actions, cyber-attacks, data breaches, acts of insurrection, political unrest, riots or any act of sabotage or terrorism (foreign or domestic) or (B) the geopolitical dispute between the Russian Federation and Ukraine and any evolution or worsening thereof, including, in all cases, the response of any Governmental Entities thereto; provided that prior to taking any such action Gatos shall use its commercially reasonable efforts, to the extent practicable, to notify and discuss in good faith with First Majestic their intended actions.

Section 5.02 Conduct of Business by First Majestic Pending the Closing.

(a)

Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.01, except (v) as set forth in Section 5.02 of the First Majestic Disclosure Letter, (w) as expressly contemplated or permitted by this Agreement, (x) as required by applicable Law or as required by any Governmental Entity, (y) actions intended to protect life, property or the environment or comply with public health requirements or (z) as consented to in writing by Gatos (which consent shall not be unreasonably withheld, delayed or conditioned), First Majestic shall, and shall cause each First Majestic Subsidiary to, use commercially reasonable efforts to (i) conduct its business in the ordinary course in all material respects and (ii) preserve intact its and their business organizations, keep available the services of its and their executive officers and maintain satisfactory relationships with Persons having material business relations with First Majestic; provided, however, that no action that is specifically permitted by any clause of Section 5.02(b) shall be deemed a breach of this clause Section 5.02(a).

(b)

Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.01, except (v) as set forth in Section 5.02 of the First Majestic Disclosure Letter, (w) as expressly contemplated or permitted by this Agreement, (x) as required by applicable Law or as required by any Governmental Entity, (y) actions intended to protect life, property or the environment or comply with public health requirements or (z) as consented to in writing by Gatos (which consent shall not be unreasonably withheld, delayed or conditioned), First Majestic shall not, and shall not permit any First Majestic Subsidiary to:

(i)

declare, set aside, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of First Majestic or any First Majestic Subsidiary), except dividends and distributions paid or made by a First Majestic Subsidiary to First Majestic or another wholly owned First Majestic Subsidiary or First

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Majestic’s regular quarterly dividends paid consistent with past practice and in accordance with First Majestic’s publicly announced dividend policy as of the date of this Agreement;

(ii)

split, combine, reduce or reclassify any of its issued or unissued capital stock or amend the terms of any securities of First Majestic or a First Majestic Subsidiary, except for any such transaction by a wholly owned First Majestic Subsidiary which remains a wholly owned First Majestic Subsidiary after consummation of such transaction;

(iii)

make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS, applicable Law, or policies of the SEC or Exchanges;

(iv)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise) directly or indirectly, in one transaction or in a series of related transactions, any Person, or, other than investments required by existing Contracts to which First Majestic or a First Majestic Subsidiary is bound, make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly owned First Majestic Subsidiaries), property, transfer or purchase of any property or assets of any other Person, other than such investments in securities in the ordinary course of business;

(v)	enter into any new material line of business;

(vi)	(A) amend the First Majestic Governing Documents or (B) permit Merger Sub or any First Majestic Subsidiary to adopt any amendments to its governing documents;

(vii)

issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in First Majestic or any First Majestic Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable First Majestic Equity Award under any existing First Majestic Equity Plan (except as otherwise required by the express terms of any First Majestic Equity Award outstanding on the date hereof), other than (A) issuances of First Majestic Shares in respect of the vesting or settlement of First Majestic Equity Awards outstanding on the date hereof and in accordance with their respective present terms and (B) transactions between First Majestic and a wholly owned First Majestic Subsidiary or between wholly owned First Majestic Subsidiaries;

(viii)

directly or indirectly, purchase, redeem or otherwise acquire, including pursuant to existing share repurchase programs, any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, or establish any new repurchase programs with respect to any such shares, except for (A) acquisitions of First Majestic Shares tendered by holders of First Majestic Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (B) the acquisition by the First Majestic of First Majestic Equity Awards in connection with the forfeiture of such awards and (C) transactions between the First Majestic and a wholly owned First Majestic Subsidiary or between wholly owned First Majestic Subsidiaries;

(ix)

incur or assume any Indebtedness for borrowed money, except for (A) any Indebtedness for borrowed money among First Majestic and wholly owned First Majestic Subsidiaries or among wholly owned First Majestic Subsidiaries, (B) Indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing Indebtedness for borrowed money of First Majestic or any of the First Majestic Subsidiaries, in each case in an amount not to exceed the amount of the Indebtedness replaced, renewed, extended, refinanced or refunded, and (C) guarantees by First Majestic of Indebtedness for borrowed money of wholly owned First Majestic Subsidiaries or guarantees by wholly owned First Majestic Subsidiaries of Indebtedness for borrowed money of First Majestic or any wholly owned First Majestic Subsidiary, which Indebtedness is incurred in compliance with this Section 5.02(b)(x), (D) indebtedness incurred

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under the Gatos Credit Agreement and (E) Indebtedness incurred in the ordinary course of business not to exceed $10,000,000 in the aggregate;

(x)

make any loans to any other Person, except for (A) loans among First Majestic and its wholly owned First Majestic Subsidiaries or among wholly owned First Majestic Subsidiaries and (B) extensions of credit to customers in the ordinary course of business;

(xi)

sell, lease (as lessor), license, transfer or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties or assets of First Majestic and First Majestic Subsidiaries that are material to First Majestic and the First Majestic Subsidiaries taken as a whole (including, without limitation, any First Majestic Mining Rights (other than First Majestic Intellectual Property which, for the avoidance of doubt, is governed by Section 5.02(b)(xii))) except (A) sale and dispositions of raw materials, obsolete or surplus equipment, mine output and other inventories in the ordinary course of business, (B) encumbrances and Liens that are incurred in connection with Indebtedness permitted to be incurred pursuant to Section 5.02(b)(ix), (C) for transactions among First Majestic and its wholly owned First Majestic Subsidiaries or among wholly owned First Majestic Subsidiaries, and (D) for sales of assets that do not exceed a fair market value of $10,000,000 in the aggregate;

(xii)

(A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer, or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any First Majestic Intellectual Property that is material to the business of First Majestic and the First Majestic Subsidiaries, taken as a whole, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to vendors or service providers for use for the benefit of First Majestic or the First Majestic Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of First Majestic or any First Majestic Subsidiary, except pursuant to reasonable protective confidentiality agreements;

(xiii)

compromise or settle any Action against First Majestic or any of the First Majestic Subsidiaries other than with respect to Transaction Litigation, which shall be governed by Section 6.09, or Action related to Tax, which shall be governed by Section 5.02(b)(xiv), other than the compromise or settlement of Actions made that would not result in liability in excess of $20,000,000 in the aggregate or such greater amount reserved therefor or reflected in the First Majestic SEDAR+ Documents (excluding any amounts that insurance companies have agreed to pay under existing insurance policies), (2) contains a full release of First Majestic or the applicable First Majestic Subsidiary and (3) does not involve an admission of criminal wrongdoing or impose any material injunctive or other non-monetary remedy or a material restriction on First Majestic and the First Majestic Subsidiaries (other than customary release, confidentiality and non-disparagement obligations);

(xiv)

make or change any material Tax election, change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to material Taxes or agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local, or non-U.S. Law) with respect to any material Tax, enter into any Tax sharing, Tax allocation, Tax indemnification or similar agreement (other than (1) any agreements entered into in the ordinary course of business that are not primarily related to Taxes or (2) any such agreement to which First Majestic or any of the First Majestic Subsidiaries are the only counterparties), make a written request for a material Tax ruling to any Governmental Entity or surrender any right to claim a material Tax refund, except in each case with respect to any such actions taken in the ordinary course of business, or that are not reasonably expected to materially increase the Tax liabilities of First Majestic and the First Majestic Subsidiaries;

(xv)

make any new capital expenditure or expenditures in excess of $6,000,000 individually or $10,000,000 in the aggregate that are not consistent with First Majestic’s budget plan provided to Gatos prior to the execution of this Agreement or First Majestic’s 2025 budget plan;

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(xvi)

except in the ordinary course of business, (A) enter into any Contract that would, if entered into prior to the date hereof, be a First Majestic Material Contract, or (B) materially modify, materially amend or terminate or fail to renew any First Majestic Material Contract;

(xvii)

authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned First Majestic Subsidiaries (other than Merger Sub) or file a petition in bankruptcy;

(xviii)	materially reduce the amount of insurance coverage or fail to use commercially reasonable efforts to renew any material existing insurance policies; or

(xix)	agree, in writing or otherwise, to take any of the foregoing actions.

(c)

Notwithstanding anything contained in this Agreement to the contrary, neither First Majestic nor any of the First Majestic Subsidiaries shall be deemed to have operated outside the ordinary course of business because First Majestic or any of the First Majestic Subsidiaries were responding to any of the following in good faith and such actions shall not be deemed to be a breach of Section 5.02(a) or Section 5.02(b) in response to any of the following (so long as such action or such refraining from action is done in a manner materially consistent with how a similarly situated company in the same industry acting reasonably could reasonably be expected to act or refrain from acting under similar circumstances and reasonably informed by the past practice, if any, of First Majestic and the First Majestic Subsidiaries (taken as a whole)): (i) any hurricane, tornado, earthquake, flood, fire, explosion, weather-related event, natural or man-made disaster, act of God or other force majeure events or occurrences, (ii) epidemics, pandemics or disease outbreaks (including COVID-19) or the worsening thereof or applicable Laws (or the interpretation thereof) adopted in response thereto, or (iii) (A) any outbreak or escalation or worsening of hostilities, acts of war (whether or not declared), military actions, cyber-attacks, data breaches, acts of insurrection, political unrest, riots or any act of sabotage or terrorism (foreign or domestic) or (B) the geopolitical dispute between the Russian Federation and Ukraine and any evolution or worsening thereof, including the response of any Governmental Entities thereto; provided that prior to taking any such action First Majestic shall use its commercially reasonable efforts, to the extent practicable, to notify and discuss in good faith with Gatos their intended actions.

Section 5.03 Solicitation by Gatos.

(a)

From and after the date of this Agreement until the earlier of the Effective Time and the time, if any, at which this Agreement is terminated in accordance with Section 8.01, and except as otherwise specifically provided for in this Section 5.03, Gatos agrees that it shall not, and that it shall cause the Gatos Subsidiaries and its and their respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and the Gatos Subsidiaries’ other Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any Gatos Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Gatos Competing Proposal, (ii) participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any Person (other than First Majestic, Merger Sub and their Representatives) any nonpublic information relating to Gatos or any Gatos Subsidiary in connection with, any Gatos Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Gatos Competing Proposal, or (iii) except in the event the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee determines in good faith after consultation with Gatos’ outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Gatos Board of Directors or the Gatos Special Committee under applicable Law, waive, terminate, modify or release any Person from any provision of any “standstill” or similar agreement or obligation; provided, that, for the avoidance of doubt, the receipt of an unsolicited proposal, inquiry or offer received pursuant to any standstill or other similar agreement that permits the submission of private or confidential proposals to the Gatos Board of Directors or the Gatos Special Committee shall not, by itself, violate or be deemed to be in violation of this Section 5.03(a). Promptly after the date of this Agreement, Gatos shall cease, and cause the Gatos Subsidiaries and its and their respective directors and officers to cease, and

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shall instruct and use its reasonable best efforts to cause its and the Gatos Subsidiaries’ other Representatives to cease, any and all existing discussions or negotiations with any third parties (including provision of or access to any nonpublic information to any third parties) conducted heretofore with respect to any Gatos Competing Proposal. Gatos shall promptly (i) request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement at any time within the twelve (12) month period immediately prior to the date of this Agreement in connection with any Gatos Competing Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such Person or its Representatives in accordance with such non-disclosure agreement and (ii) terminate access by any other Person and its Representatives to any physical or electronic data room, in each case, relating to or in connection with, any Gatos Competing Proposal.

(b)

Notwithstanding any limitations set forth in this Section 5.03, if Gatos receives, after the date hereof and prior to the receipt of the Gatos Stockholder Approval, a bona fide, unsolicited, written Gatos Competing Proposal from any Person that did not result from a material breach of this Section 5.03 (it being agreed that Gatos or any of its Representatives may in any event (i) seek to clarify and understand the terms and conditions of any Gatos Competing Proposal (or amended proposal) to determine whether such Gatos Competing Proposal (or amended proposal) constitutes or would reasonably be expected to lead to or result in a Gatos Superior Proposal and (ii) inform a Person that has made a Gatos Competing Proposal of the provisions of this Section 5.03), which the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee determines in good faith after consultation with Gatos’ outside legal and financial advisors, constitutes or would reasonably be expected to lead to or result in a Gatos Superior Proposal, then, subject to compliance with Section 5.03(d), Gatos may take the following actions: (x) furnish nonpublic information regarding, and/or provide access to the business, properties, assets, books or records of, Gatos and the Gatos Subsidiaries to the Person making such Gatos Competing Proposal and such Person’s Representatives (including potential financing sources), if, and only if, prior to so furnishing such information, Gatos receives from such Person an Acceptable Confidentiality Agreement; provided, that Gatos shall provide to First Majestic any such information that is provided to such Person or its Representatives that was not previously provided to First Majestic or its Representatives within forty-eight (48) hours of such time as such information was provided to such Person, and (y) engage in discussions or negotiations with such Person (and its Representatives) with respect to the Gatos Competing Proposal.

(c)

From and after the date of this Agreement until the earlier of the Effective Time and the time, if any, at which this Agreement is terminated in accordance with Section 8.01, and except as otherwise specifically provided for in this Section 5.03, neither the Gatos Board of Directors nor any committee thereof shall: (i) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Gatos Competing Proposal, (ii) fail to include the Gatos Board Recommendation in the Proxy Statement/Prospectus, (iii) withdraw or withhold (or modify, qualify or amend in any manner adverse to First Majestic), or propose publicly to withdraw or withhold (or modify, qualify or amend in any manner adverse to First Majestic) the Gatos Board Recommendation, (iv) in the case of a Gatos Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Gatos Common Stock (other than by First Majestic or an affiliate of First Majestic), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Gatos stockholders on or prior to the earlier of (A) three (3) Business Days prior to the date the Gatos Special Meeting is held (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third (3rd) Business Day prior to the date the Gatos Special Meeting is held) and (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer, (v) if a Gatos Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (iv)), fail to reaffirm the Gatos Board Recommendation (or refer to the prior Gatos Board Recommendation) within five (5) Business Days after First Majestic so requests in writing (or such fewer number of days as remains prior to the date that is three (3) Business Days prior to the Gatos Special Meeting) (any action in clauses (i) through (v), a “Gatos Change of Recommendation”), or (vi) approve or

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enter into any letter of intent or other Contract relating to any Gatos Competing Proposal, other than an Acceptable Confidentiality Agreement.

(d)

Gatos shall notify First Majestic promptly (but in no event later than twenty-four (24) hours) after receipt of any Gatos Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Gatos Competing Proposal. Such notice shall be made in writing, and shall indicate the identity of the Person making the Gatos Competing Proposal, and the material terms (including price) and conditions of any such Gatos Competing Proposal. Gatos shall keep First Majestic reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such Gatos Competing Proposal.

(e)

Notwithstanding anything in this Section 5.03 or Section 5.05 to the contrary, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee may (i) make a Gatos Change of Recommendation following receipt of a Gatos Competing Proposal that did not result from a material breach of the provisions of this Section 5.03, and which the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee determines in good faith after consultation with Gatos’ outside legal and financial advisors is or is reasonably likely to lead to a Gatos Superior Proposal (or continues to be a Gatos Superior Proposal following the Gatos Notice of Change Period), or (ii) make a Gatos Change of Recommendation in response to the occurrence of a Gatos Intervening Event, in the case of each of the foregoing clauses (i) and (ii), if and only if, the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee has determined in good faith, after consultation with Gatos’ outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the Gatos Board of Directors or the Gatos Special Committee under applicable Law. Gatos may not make a Gatos Change of Recommendation, unless (i) Gatos has provided First Majestic with four (4) Business Days’ prior written notice (the “Gatos Notice”) (it being understood and agreed that any material amendment to the applicable Gatos Superior Proposal shall require a new Gatos Notice and an additional two (2) Business Day period) advising First Majestic that the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee intends to take such action (it being agreed that the delivery of such notice shall not constitute a Gatos Change of Recommendation) and contemporaneously providing to First Majestic (A) in the case of a Gatos Superior Proposal, the identity of the Person making the Gatos Superior Proposal and the material terms (including price) and conditions of such Gatos Superior Proposal and, if available, a copy of any proposed agreements for such Gatos Superior Proposal, or (B) in the case of a Gatos Intervening Event, a description in reasonable detail of such Gatos Intervening Event that is the basis of the proposed action by the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee, and (ii) during such initial four (4) Business Day period (or, if applicable, any subsequent two (2) Business Day period) and ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day following delivery of the Gatos Notice (or, if applicable, second (2nd) Business Day) (the “Gatos Notice of Change Period”), (A) Gatos shall negotiate, and cause its Representatives to negotiate, with First Majestic and its Representatives in good faith (to the extent First Majestic wishes to negotiate) to enable First Majestic to determine whether to propose revisions to the terms of this Agreement or any other agreement related to the Transactions such that, in the case of a Gatos Superior Proposal, such Gatos Competing Proposal would no longer constitute a Gatos Superior Proposal or, in the case of a Gatos Intervening Event, the failure to make such Gatos Change of Recommendation in response to such Gatos Intervening Event would no longer be expected to be inconsistent with the fiduciary duties of the members of the Gatos Board of Directors or the Gatos Special Committee under applicable Law, and (B) Gatos shall consider in good faith any proposal by First Majestic to amend the terms and conditions of this Agreement or any other agreement related to the Transactions such that, in the case of a Gatos Superior Proposal, such Gatos Competing Proposal would no longer constitute a Gatos Superior Proposal or, in the case of a Gatos Intervening Event, the failure to make such Gatos Change of Recommendation in response to such Gatos Intervening Event would no longer be expected to be inconsistent with the fiduciary duties of the members of the Gatos Board of Directors or the Gatos Special Committee under applicable Law.

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(f)

Subject to First Majestic’s rights pursuant to Section 8.01 and Section 8.02(b), nothing contained in this Agreement shall prohibit Gatos or the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee from (i) disclosing to Gatos’ stockholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act (or directors’ circular required by Canadian Securities Laws) or (ii) making any “stop, look and listen” communication or similar communication to the Gatos stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided, that this Section 5.03(f) shall not permit the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee) or the Gatos Special Committee to recommend that the Gatos stockholders tender any securities in connection with any tender offer or exchange offer that is a Gatos Competing Proposal or otherwise make a Gatos Change of Recommendation except in compliance with Section 5.03(e).

Section 5.04 Solicitation by First Majestic.

(a)

From and after the date of this Agreement until the earlier of the Effective Time and the time, if any, at which this Agreement is terminated in accordance with Section 8.01, and except as otherwise specifically provided for in this Section 5.04, First Majestic agrees that it shall not, and that it shall cause its and the First Majestic Subsidiaries and its and their respective directors and officers not to, and shall instruct and use its reasonable best efforts to cause its and the First Majestic Subsidiaries’ other Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any First Majestic Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a First Majestic Competing Proposal, (ii) participate in or engage in any negotiations or discussions (other than to state that they are not permitted to have discussions) regarding, or furnish to any Person (other than Gatos and its Representatives) any nonpublic information relating to First Majestic or any First Majestic Subsidiary in connection with, any First Majestic Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a First Majestic Competing Proposal, or (iii) except in the event the First Majestic Board of Directors determines in good faith after consultation with First Majestic’s outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the First Majestic Board of Directors under applicable Law, waive, terminate, modify or release any Person from any provision of any “standstill” or similar agreement or obligation; provided, that, for the avoidance of doubt, the receipt of an unsolicited proposal, inquiry or offer received pursuant to any standstill or other similar agreement that permits the submission of private or confidential proposals to the First Majestic Board of Directors shall not, by itself, violate or be deemed to be in violation of this Section 5.04(a). Promptly after the date of this Agreement, First Majestic shall cease, and cause the First Majestic Subsidiaries and its and their respective directors and officers to cease, and shall instruct and use its reasonable best efforts to cause its and the First Majestic Subsidiaries’ other Representatives to cease, any and all existing discussions or negotiations with any parties (including provision of or access to any nonpublic information to any third parties) conducted heretofore with respect to any First Majestic Competing Proposal. First Majestic shall promptly (i) request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement at any time within the twelve (12) month period immediately prior to the date of this Agreement in connection with any First Majestic Competing Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information in the possession of such Person or its Representatives in accordance with such non-disclosure agreement and (ii) terminate access by any other Person and its Representatives to any physical or electronic data room, in each case, relating to or in connection with, any First Majestic Competing Proposal.

(b)

Notwithstanding any limitations set forth in this Section 5.04, if First Majestic receives, after the date hereof and prior to the receipt of the First Majestic Shareholder Approval, a bona fide, unsolicited, written First Majestic Competing Proposal from any Person that did not result from a material breach of this Section 5.04 (it being agreed that First Majestic or any of its Representatives may in any event (i) seek to clarify and understand the terms and conditions of any First Majestic Competing Proposal (or amended proposal) to determine whether such First Majestic Competing Proposal (or amended proposal) constitutes or would reasonably be expected to lead to or result in a First Majestic Superior Proposal and (ii) inform a Person that has made a First Majestic Competing Proposal of the provisions of this Section 5.04) which the

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First Majestic Board of Directors determines in good faith after consultation with First Majestic’s outside legal and financial advisors constitutes or would reasonably be expected to lead to or result in a First Majestic Superior Proposal, then, subject to compliance with Section 5.04(d), First Majestic may take the following actions: (x) furnish nonpublic information regarding, and/or provide access to the business, properties, assets, books or records of, First Majestic and the First Majestic Subsidiaries to the Person making such First Majestic Competing Proposal and such Person’s Representatives (including potential financing sources), if, and only if, prior to so furnishing such information, First Majestic receives from such Person an Acceptable Confidentiality Agreement; provided, that First Majestic shall provide to Gatos any such information that is provided to such Person or its Representatives that was not previously provided to Gatos or its Representatives within forty-eight (48) hours of such time as such information was provided to such Person, and (y) engage in discussions or negotiations with such Person (and its Representatives) with respect to the First Majestic Competing Proposal.

(c)

From and after the date of this Agreement until the earlier of the Effective Time and the time, if any, at which this Agreement is terminated in accordance with Section 8.01, and except as otherwise specifically provided for in this Section 5.04, neither the First Majestic Board of Directors nor any committee thereof shall: (i) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any First Majestic Competing Proposal, (ii) fail to include the First Majestic Board Recommendation in the First Majestic Circular, (iii) withdraw or withhold (or modify, qualify or amend in any manner adverse to Gatos), or propose publicly to withdraw or withhold (or modify, qualify or amend in any manner adverse to Gatos), the First Majestic Board Recommendation, (iv) fail to reaffirm the First Majestic Board Recommendation (or refer to the prior First Majestic Board Recommendation) within five (5) Business Days after Gatos so requests in writing (or such fewer number of days as remains prior to the date that is three (3) Business Days prior to the First Majestic Special Meeting) (any action in clauses (i) through (iv), an “First Majestic Change of Recommendation”), or (v) approve or enter into any letter of intent or other Contract relating to any First Majestic Competing Proposal, other than an Acceptable Confidentiality Agreement.

(d)

First Majestic shall notify Gatos promptly (but in no event later than twenty-four (24) hours) after receipt of any First Majestic Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a First Majestic Competing Proposal. Such notice shall be made in writing, and shall indicate the identity of the Person making the First Majestic Competing Proposal, and the material terms (including price) and conditions of any such First Majestic Competing Proposal. First Majestic shall keep Gatos reasonably informed of the status and material terms and conditions (including any amendments or proposed amendments to such material terms or conditions) of any such First Majestic Competing Proposal.

(e)

Notwithstanding anything in this Section 5.04 or Section 5.05 to the contrary, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board of Directors may (i) make a First Majestic Change of Recommendation following receipt of a First Majestic Competing Proposal that did not result from a material breach of the provisions of this Section 5.04, and which the First Majestic Board of Directors determines in good faith after consultation with First Majestic’s outside legal and financial advisors is or is reasonably likely to lead to a First Majestic Superior Proposal (or continues to be a First Majestic Superior Proposal following the First Majestic Notice of Change Period), or (ii) make a First Majestic Change of Recommendation in response to the occurrence of a First Majestic Intervening Event, in the case of each of the foregoing clauses (i) and (ii), if and only if, the First Majestic Board of Directors has determined in good faith, after consultation with First Majestic’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the members of the First Majestic Board of Directors under applicable Law. First Majestic may not make a First Majestic Change of Recommendation, unless (i) First Majestic has provided Gatos with four (4) Business Days’ prior written notice (the “First Majestic Notice”) (it being understood and agreed that any material amendment to the applicable First Majestic Superior Proposal shall require a new notice and an additional two (2) Business Day period) advising Gatos that the First Majestic Board of Directors intends to take such action (it being agreed that the delivery of such notice shall not constitute a First Majestic Change of Recommendation) and contemporaneously providing to Gatos (A) in the case of a First Majestic Superior

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Proposal, the identity of the Person making the First Majestic Superior Proposal and the material terms (including price) and conditions of such First Majestic Superior Proposal and, if available, a copy of any proposed agreements for such First Majestic Superior Proposal, or (B) in the case of a First Majestic Intervening Event, a description in reasonable detail of such First Majestic Intervening Event that is the basis of the proposed action by the First Majestic Board of Directors, and (ii) during such initial four (4) Business Day period following delivery of the First Majestic Notice (or, if applicable, any subsequent two (2) Business Day period) and ending at 11:59 p.m. (New York City time) on such fourth (4th) Business Day (or, if applicable, second (2nd) Business Day) (the “First Majestic Notice of Change Period”), (A) First Majestic shall negotiate, and cause its Representatives to negotiate, with Gatos and its Representatives in good faith (to the extent Gatos wishes to negotiate) to enable Gatos to determine whether to propose revisions to the terms of this Agreement or any other agreement related to the Transactions such that, in the case of a First Majestic Superior Proposal, such First Majestic Competing Proposal would no longer constitute a First Majestic Superior Proposal or, in the case of a First Majestic Intervening Event, the failure to make such First Majestic Change of Recommendation in response to such First Majestic Intervening Event would no longer be expected to be inconsistent with the fiduciary duties of the members of the First Majestic Board of Directors under applicable Law, and (B) First Majestic shall consider in good faith any proposal by Gatos to amend the terms and conditions of this Agreement or any other agreement related to the Transactions such that, in the case of a First Majestic Superior Proposal, such First Majestic Competing Proposal would no longer constitute a First Majestic Superior Proposal or, in the case of a First Majestic Intervening Event, the failure to make such First Majestic Change of Recommendation in response to such First Majestic Intervening Event would no longer be expected to be inconsistent with the fiduciary duties of the members of the First Majestic Board of Directors under applicable Law.

(f)

Subject to Gatos’ rights pursuant to Section 8.01 and Section 8.02(c), nothing contained in this Agreement shall prohibit First Majestic or the First Majestic Board of Directors from (i) disclosing to First Majestic’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or a directors’ circular required by Canadian Securities Laws) or (ii) making any “stop, look and listen” communication or similar communication to the First Majestic shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that this Section 5.04(f) shall not permit the First Majestic Board of Directors to recommend that the First Majestic shareholders tender any securities in connection with any tender offer or exchange offer that is a First Majestic Competing Proposal or otherwise make a First Majestic Change of Recommendation except in compliance with Section 5.04(e).

Section 5.05 Preparation of the Form F-4, the Proxy Statement/Prospectus and First Majestic Circular; Gatos Special Meeting and First Majestic Special Meeting.

(a)

As promptly as reasonably practicable following the date of this Agreement, (i) Gatos and First Majestic shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus in preliminary form, (ii) First Majestic shall prepare the Form F-4 with respect to the First Majestic Shares issuable in the Merger, which will include the Proxy Statement/Prospectus and First Majestic shall cause the Form F-4 to be filed with the SEC and (iii) First Majestic shall prepare the First Majestic Circular and First Majestic shall cause the First Majestic Circular to be filed with the TSX. Each of Gatos and First Majestic shall use its reasonable best efforts to (1) to make such filings no later than thirty (30) days after the date of this Agreement, (2) have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filings, (3) ensure that the Form F-4, the Proxy Statement/Prospectus and the First Majestic Circular complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and applicable Canadian Corporate and Securities Law and (4) keep the Form F-4 effective for so long as necessary to complete the Transactions. Each of Gatos and First Majestic shall furnish all information concerning itself, its directors, officers, affiliates, the holders of its shares and such other matters as may be reasonably necessary or advisable to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing, distribution, submission or publication, as applicable, of each of the Form F-4, the Proxy Statement/Prospectus and the First Majestic Circular. Each of Gatos and First Majestic shall promptly notify the other upon the receipt of any comments or other communications from the SEC, any Canadian Securities Authority, the TSX, or their respective staffs or any request from the SEC, a Canadian Securities Authority, the TSX, or their respective staffs for

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amendments or supplements to the Form F-4, the Proxy Statement/Prospectus or the First Majestic Circular, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, any Canadian Securities Authority, the TSX, or their respective staffs, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus, the First Majestic Circular or the Form F-4 received from the SEC, any Canadian Securities Authority, the TSX, or their respective staffs and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus, the First Majestic Circular or the Form F-4 received from the SEC, any Canadian Securities Authority, the TSX, or their respective staffs. Each of Gatos and First Majestic shall use its reasonable best efforts to respond as promptly as practicable to any comments or other communications from the SEC, the TSX, or their respective staffs with respect to the Proxy Statement/Prospectus, and First Majestic shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC, any Canadian Securities Authority, the TSX, or their respective staffs with respect to the Form F-4 (including any prospectus forming a part thereof) or the First Majestic Circular. Notwithstanding the foregoing, prior to (x) filing with the SEC the Form F-4 (or any amendment or supplement thereto), (y) filing with the SEC or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or the First Majestic Circular (or any amendment or supplement thereto), or (z) responding to any comments of the SEC, the TSX, any Canadian Securities Authority or their respective staffs with respect to the Form F-4, the Proxy Statement/Prospectus or the First Majestic Circular, each of Gatos and First Majestic shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by Gatos or First Majestic or any of their respective Representatives with respect thereto. No filing of, or amendment or supplement to, the Form F-4, the Proxy Statement/Prospectus or the First Majestic Circular will be made by Gatos or First Majestic, as applicable, without the other’s prior written consent (not to be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon. First Majestic shall advise Gatos, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4 or upon filing any supplement or amendment thereto, the issuance of any stop order relating thereto or the suspension of the qualification of the First Majestic Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and First Majestic shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. First Majestic shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, Canadian Corporate and Securities Laws, TSX rules, and any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the First Majestic Shares in the Merger, and Gatos shall use its reasonable best efforts to furnish all information concerning Gatos, the Gatos Subsidiaries and the holders of Gatos Common Stock as may be reasonably requested in connection with any such actions, including, if applicable, obtaining necessary consents from Qualified Persons. Each of Gatos and First Majestic will use its reasonable best efforts to ensure that the information relating to Gatos and its affiliates, officers and directors, in the case of Gatos, and relating to First Majestic and its affiliates, officers and directors, in the case of First Majestic, supplied by it for inclusion in the Form F-4, the Proxy Statement/Prospectus and the First Majestic Circular will not, (x) in the case of the Proxy Statement/Prospectus and First Majestic Circular, on the date the Proxy Statement/Prospectus and First Majestic Circular (and in each case any amendment or supplement thereto) is first mailed to the stockholders of Gatos or First Majestic or at the time of the Gatos Special Meeting or First Majestic Special Meeting (as the same may be adjourned or postponed in accordance with the terms hereof) and (y) in the case of the Form F-4, at the time the Form F-4 (and any amendment or supplement thereto) is filed and the date it is declared effective or any post-effective amendment thereto is filed or is declared effective contain: (i) any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading; or (ii) a Misrepresentation.

(b)

If, prior to the Effective Time, any information relating to Gatos or First Majestic, respectively, or any of their respective affiliates, officers or directors, is discovered by Gatos or First Majestic which, in the reasonable judgment of Gatos or First Majestic, respectively, should be set forth in an amendment of, or a supplement

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to, any of the Form F-4, the Proxy Statement/Prospectus or the First Majestic Circular so that any of such documents would not include any: (i) misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (ii) a Misrepresentation, the Party which discovers such information shall promptly notify the other Parties, and Gatos and First Majestic shall cooperate in the prompt filing with the SEC and on SEDAR+ of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus, the First Majestic Circular or the Form F-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Gatos and the shareholders of First Majestic. Nothing in this Section 5.05(b) shall limit the obligations of any Party under Section 5.05(a). For purposes of this Section 5.05, any information concerning or related to Gatos, its affiliates or the Gatos Special Meeting will be deemed to have been provided by Gatos, and any information concerning or related to First Majestic, its affiliates or the First Majestic Special Meeting will be deemed to have been provided by First Majestic.

(c)

Gatos shall, in accordance with applicable Law and the Gatos Governing Documents, establish a record date for, duly call, and give notice of the Gatos Special Meeting as promptly as practicable and mail the Proxy Statement/Prospectus to the stockholders of Gatos entitled to vote at the Gatos Special Meeting and hold the Gatos Special Meeting as soon as practicable after the Form F-4 is declared effective under the Securities Act (or such later date as the Parties shall agree). Without limiting the generality of the foregoing, Gatos shall comply with the accelerated timing contemplated by NI 54-101. Subject to Section 5.03(e), Gatos shall, through the Gatos Board of Directors (acting upon the recommendation of the Gatos Special Committee), make the Gatos Board Recommendation, include such Gatos Board Recommendation in the Proxy Statement/Prospectus and solicit and use its reasonable best efforts to obtain the Gatos Stockholder Approval, except in each case to the extent that the Gatos Board of Directors or the Gatos Special Committee shall have made a Gatos Change of Recommendation as permitted by Section 5.03. Notwithstanding the foregoing provisions of this Section 5.05(c), Gatos shall have the right, following consultation with First Majestic, to make (and, if so requested by First Majestic, shall be required to make) one or more successive postponements or adjournments of the Gatos Special Meeting of not more than fifteen (15) days individually (i) if, on a date for which the Gatos Special Meeting is scheduled, (A) there are insufficient shares of Gatos Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (B) Gatos has not received proxies representing a sufficient number of shares of Gatos Common Stock to obtain the Gatos Stockholder Approval, whether or not a quorum is present, or (ii) if such adjournment or postponement is required by applicable Law, including to the extent the Gatos Board of Directors has determined in good faith after consultation with outside counsel that such adjournment or postponement is required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement/Prospectus or the Form F-4 is provided or made available to Gatos stockholders or to permit dissemination of information which is material to stockholders voting at the Gatos Special Meeting and to give Gatos stockholders sufficient time to evaluate any such supplement or amendment or other information; provided that the Gatos Special Meeting shall not be postponed or adjourned under clause (i) above to a date that is in the aggregate more than thirty (30) days after the date for which the Gatos Special Meeting was originally scheduled (without giving effect to any postponement). Without the prior written consent of First Majestic, the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by Gatos’ stockholders in connection with the authorization of this Agreement) that Gatos shall propose to be acted on by the stockholders of Gatos at the Gatos Special Meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Gatos Special Meeting shall be convened and this Agreement shall be submitted for authorization by the stockholders of Gatos at the Gatos Special Meeting (notwithstanding any Gatos Change of Recommendation permitted by Section 5.03), and nothing contained herein shall be deemed to relieve Gatos of such obligation.

(d)

First Majestic shall, in accordance with applicable Law and the First Majestic Governing Documents, establish a record date for, duly call, and give notice of the First Majestic Special Meeting at which the First Majestic Share Issuance will be proposed for the purpose of obtaining the First Majestic Shareholder Approval as promptly as practicable and send the First Majestic Circular to the shareholders of First

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Majestic entitled to vote at the First Majestic Special Meeting and hold the First Majestic Special Meeting as soon as practicable after the Form F-4 is declared effective under the Securities Act (or such later date as the Parties shall agree). Without limiting the generality of the foregoing, First Majestic shall comply with the accelerated timing contemplated by NI 54-101. Subject to Section 5.04(e), First Majestic shall, through the First Majestic Board of Directors, make the First Majestic Board Recommendation, include the First Majestic Board Recommendation in the First Majestic Circular, and solicit and use its reasonable best efforts to obtain the First Majestic Shareholder Approval, except in each case to the extent that the First Majestic Board of Directors shall have made a First Majestic Change of Recommendation as permitted by Section 5.04. Notwithstanding the foregoing provisions of this Section 5.05(d), First Majestic shall have the right, following consultation with Gatos, to make (and, if so requested by Gatos, shall be required to make) one or more successive postponements or adjournments of the First Majestic Special Meeting of not more than fifteen (15) days individually (i) if, on a date for which the First Majestic Special Meeting is scheduled, (A) there are insufficient First Majestic Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (B) First Majestic has not received proxies representing a sufficient number of First Majestic Shares to obtain the First Majestic Shareholder Approval, whether or not a quorum is present, or (ii) if such adjournment or postponement is required by applicable Law, including to the extent the First Majestic Board of Directors has determined in good faith after consultation with outside counsel that such adjournment or postponement is required under applicable Law to ensure that any required supplement or amendment to the First Majestic Circular is provided or made available to First Majestic shareholders or to permit dissemination of information which is material to shareholders voting at the First Majestic Special Meeting and to give First Majestic shareholders sufficient time to evaluate any such supplement or amendment or other information; provided that the First Majestic Special Meeting shall not be postponed or adjourned under clause (i) above to a date that is in the aggregate more than thirty (30) days after the date for which the First Majestic Special Meeting was originally scheduled (without giving effect to any postponement). Without the prior written consent of Gatos, the First Majestic Share Issuance shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by First Majestic’s shareholders in connection with the approval of this Agreement and the Transactions) that First Majestic shall propose to be acted on by the shareholders of First Majestic at the First Majestic Special Meeting. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the First Majestic Special Meeting shall be convened and the First Majestic Shares Issuance shall be submitted for approval by the shareholders of First Majestic at the First Majestic Special Meeting, and nothing contained herein shall be deemed to relieve First Majestic of such obligation.

(e)

Gatos and First Majestic will use their respective reasonable best efforts to hold the Gatos Special Meeting and the First Majestic Special Meeting as closely together in time as practicable and on the same date and as soon as reasonably practicable after the date of this Agreement. Notwithstanding anything to the contrary in the foregoing, if the Gatos Special Meeting or the First Majestic Special Meeting is adjourned or postponed, First Majestic or Gatos, respectively, shall be permitted to cause the First Majestic Special Meeting or the Gatos Special Meeting, respectively, to also be adjourned such that the meetings occur on the same date.

Section 5.06 No Control of Other Party’s Business. Nothing contained in this Agreement shall give either Gatos or First Majestic, directly or indirectly, the right to control or direct the business or operations of the other Party prior to the Effective Time. Prior to the Effective Time, each of Gatos and First Majestic shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective business and operations.

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ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Access; Confidentiality; Notice of Certain Events.

(a)

From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.01, to the extent permitted by applicable Law, (i) each of Gatos and First Majestic shall, and shall cause each of the Gatos Subsidiaries and the First Majestic Subsidiaries, respectively, to afford to the other Party and to the Representatives of such other Party who have a need to know such information reasonable access during normal business hours and upon reasonable advance notice in a manner that does not interfere unreasonably with the disclosing Party’s business to all of their respective properties, offices, books, Contracts and records (provided that no invasive or intrusive testing or sampling of any environmental media or building materials at any facility or property of the other Party or its Subsidiaries may be conducted without the prior written consent of the other Party), (ii) each of Gatos and First Majestic shall, and shall cause each of the Gatos Subsidiaries and the First Majestic Subsidiaries, respectively, to, furnish reasonably promptly to the other Party all information (financial or otherwise) concerning its business, properties and personnel as such other Party may reasonably request in connection with the consummation of the Transactions and (iii) each of Gatos and First Majestic shall instruct their respective Representatives to cooperate in connection with such access and disclosure obligations. Notwithstanding the foregoing, neither Gatos nor First Majestic shall be required by this Section 6.01 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that such Party or its Representatives is prohibited from providing under the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business and not otherwise in breach of this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any applicable Law or legal duty (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any such Law or duty), (C) that results in the disclosure of competitively sensitive information of either Party or such Party’s respective Subsidiaries, or (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of Gatos and First Majestic will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder.

(b)

Each of Gatos and First Majestic will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.01, in confidence to the extent required by and in accordance with the terms of the Confidentiality Agreement (which shall survive the execution and delivery of this Agreement and apply to all information furnished thereunder or hereunder).

(c)

Gatos shall give prompt notice to First Majestic, and First Majestic shall give prompt notice to Gatos of any of the following to occur after the date of this Agreement, (i) any written notice received by such Party or any of its Subsidiaries from any party to any Gatos Material Contract or First Majestic Material Contract, respectively, or (ii) any written notice received by such Party or any of its Subsidiaries from any Governmental Entity, in either case in connection with this Agreement, the Merger or other Transactions, alleging that the consent of such Person is or may be required in connection with the Merger or any other Transaction and (iii) upon becoming aware of the occurrence of any fact, circumstance or Effect that would cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or the failure by such Party to comply with, in any material respect, any covenant or agreement to be complied with by such Party under this Agreement.

(d)

Gatos shall reasonably consult with First Majestic regarding the 2025 budget for Gatos and the Gatos Subsidiaries, including by providing a substantially final draft of such 2025 budget prior to its submission for approval by the Gatos Board of Directors, in each case to the extent permitted by applicable Law.

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(e)

No access, rights to inspection, information or notice delivered by either Party or any of their respective Representatives shall affect or be deemed to modify or waive any of the representations or warranties of the other Party set forth in this Agreement or be deemed to amend or update the Gatos Disclosure Letter or First Majestic Disclosure Letter or cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party.

(f)

To the extent that any personal information about an identifiable individual (“Transferred Information”) is used or disclosed under this Agreement without the otherwise required knowledge or consent, or both, of the individual subjects of such Transferred Information:

(i)

the Parties agree that the Transferred Information is necessary to determine whether to proceed with the Transactions contemplated under this Agreement, and if the determination is made to complete the Transactions;

(ii)

the receiving Party of the Transferred Information shall (A) use and disclose the Transferred Information solely for the purposes related to this Agreement or as otherwise permitted or required by Law; (B) protect the Transferred Information by security safeguards appropriate to the sensitivity of the Transferred Information; and (C) if the transactions contemplated under this Agreement do not proceed, return that information to the Party that disclosed it, or destroy it, within a reasonable time; and

(iii)

if the transactions contemplated under this Agreement are completed (A) the Parties shall (1) use and disclose the Transferred Information solely for the purposes for which the Transferred Information were collected, permitted to be used or disclosed before the transactions were completed, or as otherwise permitted or required by Law, (2) protect the Transferred Information by security safeguards appropriate to the sensitivity of the information, and (3) give effect to any withdrawal of consent made under applicable Law; and (B) First Majestic shall notify, or cause to be notified, each individual data subject of the Transferred Information, within a reasonable time after the transactions contemplated under this Agreement are completed, that the transactions have been completed and that their personal information has been disclosed in the course of determining whether to proceed with, and completing, such transactions.

Section 6.02 Reasonable Best Efforts.

(a)

Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate the Merger and the other Transactions as promptly as practicable after the date hereof. Without limiting the generality of the foregoing, each of the Parties agrees to use its reasonable best efforts to: (i) take all actions necessary to cause (A) in the case of Gatos, the conditions to the Closing set forth in Section 7.01 and Section 7.02 to be satisfied, or (B) in the case of First Majestic and Merger Sub, the conditions to the Closing set forth in Section 7.01 and Section 7.03 to be satisfied, in each case, as promptly as reasonably practicable; and (ii) execute and deliver any additional instruments necessary to consummate the Merger and the other Transactions contemplated by this Agreement.

(b)

First Majestic acknowledges that certain consents to the Transactions contemplated by this Agreement may be required from parties to Contracts to which Gatos or any of the Gatos Subsidiaries is a party or bound and that such consents have not been obtained and may not be obtained prior to the Closing. Notwithstanding anything to the contrary herein, First Majestic agrees that none of Gatos or the Gatos Subsidiaries shall have any liability whatsoever to First Majestic or any of its affiliates (and First Majestic and its affiliates shall not be entitled to assert any claims or Actions) arising out of or relating to the failure to obtain any such consents that may have been or may be required in connection with the Transactions contemplated by this Agreement or because of the default, acceleration or termination of or loss of right under any such Contract as a result thereof. First Majestic further agrees that no representation, warranty or covenant of Gatos or any Gatos Subsidiary contained herein shall be breached or deemed breached and no condition of First Majestic shall be deemed not to be satisfied as a result of the failure to obtain any

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such consent or as a result of any such default, acceleration or termination or loss of right or any action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination or loss of right.

(c)

Each of First Majestic and Gatos shall, in furtherance and not in limitation of the efforts referenced in Section 6.02(a), (i) use its reasonable best efforts to make the appropriate filings under Mexico’s Antitrust Law as soon as reasonably practicable but in no event later than twenty (20) Business Days after the date of this Agreement, (ii) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any Antitrust Law, including by allowing the other Party to have a reasonable opportunity to review and comment on drafts of any material filings and submissions; (iii) promptly inform the other Party of any material communication received by such Party from, or given by such Party to, the Antitrust Division of the Mexican Federal Economic Competition Commission (the “COFECE”) or any other Governmental Entity with respect to any Antitrust Law, by promptly providing copies to the other Party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any Antitrust Law, in each case regarding any of the Transactions; (iv) permit the other Party a reasonable opportunity to review in advance any material communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the COFECE or any other Governmental Entity with respect to the subject matter of this Section 6.02(b), or, in connection with any proceeding by a private party under any Antitrust Law, with any other Person and (v) to the extent permitted by the COFECE or any other applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.02(c), give the other Party a reasonable opportunity to attend and participate in any in-person meetings with the COFECE or any other Governmental Entity or other Person with respect to the subject matter of this Section 6.02(c); provided that any such written communications provided under this Section 6.02(c) may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with applicable Law; provided, further, that portions of such copies that are competitively sensitive may be designated so as to be provided to outside antitrust counsel only.

(d)

Each of First Majestic and Gatos shall not, and shall cause their respective affiliates not to, except as permitted by or provided for in this Agreement, without the prior written consent of Gatos or First Majestic, respectively, take or cause to be taken any action that could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Transactions; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; (iv) materially delay or prevent the consummation of the Transactions; or (v) cause any of the representations or warranties of First Majestic and Merger Sub or Gatos, respectively, contained herein to become inaccurate in any material respect or any of the covenants of First Majestic and Merger Sub or Gatos, respectively, contained herein to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 7.03 or Section 7.02, respectively.

(e)

Notwithstanding anything else herein to the contrary, First Majestic shall, and shall cause its affiliates to, use their reasonable best efforts to avoid or eliminate each and every impediment under any applicable Law so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the Outside Date), including taking all actions requested by any Governmental Entity or necessary to resolve any objections that may be asserted by any Governmental Entity with respect to the Transactions under any applicable Law, except to the extent that such action or actions would reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business, results of operations or financial condition of First Majestic, the First Majestic Subsidiaries, Gatos and the Gatos Subsidiaries, taken as a whole. For greater certainty, nothing in this Section 6.02(e) shall obligate or require First Majestic or the First Majestic Subsidiaries to take any action to directly or indirectly dispose of any interest in any of the properties listed in Section 6.02(e) of the First Majestic Disclosure Letter, it being acknowledged and agreed that any such action would have a material adverse effect for purposes of this Section 6.02(e).

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Section 6.03 Publicity. First Majestic and Gatos agree that the press release announcing the execution and delivery of this Agreement shall be a joint press release of First Majestic and Gatos to be mutually agreed upon by the Parties. Thereafter, so long as this Agreement is in effect, neither Gatos nor First Majestic shall issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions without the prior consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of an Exchange, a national securities exchange or a trading market to issue or cause the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement as far in advance as is reasonably practicable and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that (i) without limiting any of its obligations under Section 5.03, Gatos shall not be required by this Section 6.03 to provide any such review or comment to First Majestic with respect to any press release or other public announcement made in connection with a Gatos Change of Recommendation and matters related thereto or in connection with any litigation between the Parties and (ii) without limiting any of its obligations under Section 5.04, First Majestic shall not be required by this Section 6.03 to provide any such review or comment to Gatos with respect to any press release or other public announcement made in connection with a First Majestic Change of Recommendation and matters related thereto or in connection with any litigation between the Parties; provided, further, each Party and their respective affiliates may make statements that substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made by First Majestic and Gatos in compliance with this Section 6.03. Nothing in this Section 6.03 shall restrict or prohibit Gatos or First Majestic from making any announcement from the date hereof through the Effective Time to its respective employees, customers and other business relations to the extent Gatos or First Majestic, as the case may be, determines in good faith that such announcement is necessary or advisable and is not inconsistent with any previous press releases or public disclosures.

Section 6.04 Directors’ and Officers’ Indemnification and Insurance.

(a)

For not less than six (6) years from and after the Effective Time, First Majestic shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all past and present (including those after the date hereof up to the Effective Time) directors, officers and employees of Gatos and the Gatos Subsidiaries, and each director, officer, member, trustee or fiduciary of another Person (but only to the extent that such director, officer, member, trustee or fiduciary is or was serving in such capacity at the request of Gatos) (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing reasonable fees and expenses in advance of the final disposition of any actual or threatened Action or investigation to each Indemnified Party to the fullest extent permitted by Law and pursuant to the Gatos Governing Documents or the Organizational Documents of any Gatos Subsidiary or any indemnification or similar agreements, if any, in existence on the date of this Agreement; provided such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with, arising out of or otherwise related to any actual or threatened Action or investigation in connection with, arising out of or otherwise related to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director or employee of Gatos or any of the Gatos Subsidiaries or of any Person serving at the request of Gatos or any of the Gatos Subsidiaries as a director, officer, employee or agent of another Person, to the fullest extent permitted by Law and provided pursuant to the Gatos Governing Documents or the Organizational Documents of any Gatos Subsidiary or any indemnification or similar agreements, if any, in existence on the date of this Agreement. In the event of any such actual or threatened Action or investigation, First Majestic and the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such claim, action, investigation, suit or proceeding.

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(b)

The Parties agree that for six (6) years after the Effective Time all rights to elimination or limitation of liability, exculpation, indemnification and advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), now existing in favor of the Indemnified Parties as provided in the Gatos Governing Documents or the Organizational Documents of any Gatos Subsidiary or any indemnification or similar agreements, if any, in existence on the date of this Agreement, shall survive the Merger and shall continue in full force and effect. For a period of no less than six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in (i) the Gatos Governing Documents and the Organizational Documents of any Gatos Subsidiary and (ii) any other agreements of Gatos and the Gatos Subsidiaries with any Indemnified Party, in each case, regarding elimination or limitation of liability, exculpation, indemnification of officers, directors, employees and agents or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Indemnified Party. Notwithstanding anything in this Section 6.04 to the contrary, if any Indemnified Party notifies First Majestic or the Surviving Corporation on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.04, the provisions of this Section 6.04 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c)

First Majestic shall cause the Surviving Corporation to maintain, for an aggregate period of not less than six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policy maintained by Gatos with respect to claims arising from facts or events occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) (the “D&O Insurance”); provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of four hundred percent (400%) of the last annual premium paid prior to the date of this Agreement by Gatos for such policy and if such premium for such insurance would at any time exceed such cap, then the Surviving Corporation shall cause to be maintained an insurance policy which, in the Surviving Corporation’s good faith determination, provides the maximum coverage available at an annual premium equal to such cap; provided, further, that First Majestic may, prior to the Effective Time, substitute therefor a tail policy to Gatos’ current directors’ and officer’s liability insurance policy providing equivalent coverage with an annual cost not in excess of four hundred percent (400%) of the last annual premium paid prior to the date of this Agreement by Gatos for such policy (or, if such premium would exceed such cap, then the Surviving Corporation shall cause to be maintained an insurance policy which, in the Surviving Corporation’s good faith determination, provides the maximum coverage available at an annual premium equal to such cap). Gatos shall reasonably cooperate with First Majestic prior to the Effective Time to enable First Majestic, at the election of First Majestic, to purchase such a tail policy.

(d)

In the event First Majestic or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of First Majestic or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.04. The obligations of First Majestic and the Surviving Corporation under this Section 6.04 shall not be terminated or modified in such a manner as to affect adversely any Indemnified Party to whom this Section 6.04 applies without the written consent of such affected Indemnified Party. The provisions of this Section 6.04 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and

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Representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Law, Contract or otherwise.

(e)

Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Gatos or any Gatos Subsidiary or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 6.04 is not prior to or in substitution for any such claims under such policies.

Section 6.05 Takeover Statutes. The Parties shall (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.06 Obligations of Merger Sub and the Surviving Corporation. First Majestic shall take all action necessary to cause each of Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to cause Merger Sub to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.07 Employee Benefits Matters.

(a)

For at least one year following the Closing Date, First Majestic shall provide to each individual who is employed by Gatos or any the Gatos Subsidiaries as of immediately prior to the Closing (for so long as such individual is employed by Gatos or any Gatos Subsidiary during such one year period) (collectively, “Continuing Employees”) (i) a base salary or wage rate level and cash incentive opportunities at least equal to the base salary or hourly wage level and cash incentive opportunities to which they were entitled immediately prior to the Closing and (ii) other benefits, perquisites and terms and conditions of employment (including severance benefits) that are substantially similar and no less favorable than the benefits, perquisites and other terms and conditions that they were entitled to receive immediately prior to the Closing, but in no cases, any less generous than required pursuant to applicable Law.

(b)

First Majestic or one of its affiliates shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans in which Continuing Employees are eligible to participate immediately following the Closing Date (including any Gatos Benefit Plans or group health plans of First Majestic or any of its affiliates (any such plans, “First Majestic Benefit Plans”)) to be waived with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing for which payment has been made under any group health plans in which Continuing Employees are eligible to participate immediately following the Closing Date (including any First Majestic Benefit Plan) and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar employee benefit plan, give each Continuing Employee service credit for such Continuing Employee’s employment with Gatos and their Subsidiaries (and any of their predecessors) for purposes of vesting, benefit accrual and eligibility to participate under each applicable First Majestic Benefit Plan, as if such service had been performed with First Majestic or one of its affiliates or predecessors.

(c)

First Majestic shall permit, or cause its affiliates, to permit, the Continuing Employees to use all vacation, sick leave and other paid personal time that such Continuing Employees have accrued, but have not used, as of immediately prior to the Closing in accordance with the terms of vacation, sick leave and paid personal time programs that are not less favorable to the Continuing Employees than those in effect immediately prior to the Closing Date (in addition to, and not in lieu of, any vacation, personal leave and sick time accrued under the applicable plans or policies of First Majestic or its affiliates following the Closing). For the sake of clarity, First Majestic shall recognize and assume, or shall cause to be recognized and assumed, all liabilities with respect to accrued but unused vacation, sick leave and paid personal time for all Continuing Employees.

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(d)

Nothing in this Agreement, whether express or implied, shall: (i) confer upon any Continuing Employee any rights or remedies, including any right to employment or continued employment for any period or terms of employment; (ii) be interpreted to prevent or restrict First Majestic or any of its affiliates from modifying or terminating the employment or terms of employment of any Continuing Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date; or (iii) be treated as an amendment or other modification of any Gatos Benefit Plan or other employee benefit plan or arrangement.

Section 6.08 Rule 16b-3. Prior to the Effective Time, Gatos and First Majestic shall, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Gatos equity securities (including derivative securities) and acquisitions of First Majestic equity securities pursuant to the Transactions by each individual who is a director or officer of Gatos subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Gatos, or each individual who otherwise may become or is reasonably expected to become subject to such reporting requirements with respect to First Majestic, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09 Transaction Litigation; Notices. Each of First Majestic and Gatos shall provide prompt written notice to the other Party of any Action brought or threatened by any shareholder of such Party (on their own behalf or on behalf of such Party) or any third-party claim against such Party, any of its Subsidiaries and/or any of its or their directors or officers (in their capacity as such) relating to the Merger, this Agreement or any of the Transactions (“Transaction Litigation”). Each of First Majestic and Gatos shall give the other Party the opportunity to participate (but not control) (at the other Party’s expense) in the defense, prosecution or settlement of any such objection, claim, litigation or proceeding and shall give each other the right to review and comment on all filings or responses to be made by such Party in connection with any such objection, claim, litigation or proceeding, and will in good faith take such comments into account. Neither Party shall offer or agree to settle any such Action without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that, without limiting the foregoing, each Party shall use reasonable best efforts so that any such settlement includes a full release of the other Party and its affiliates and does not impose any material injunction or other material equitable relief after the Effective Time upon First Majestic, the Surviving Corporation or any of their respective affiliates. In the event, and to the extent of, any conflict or overlap between the provisions of this Section 6.09 and Section 5.01 or Section 5.02, the provisions of this Section 6.09 shall control.

Section 6.10 Delisting. Prior to the Closing Date, Gatos shall reasonably cooperate with First Majestic and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Exchanges, as applicable, to enable the delisting by the Surviving Corporation of the Gatos Common Stock from the Exchanges as promptly as practicable after the Effective Time and the deregistration of the Gatos Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.11 Stock Exchange Listings. Between the date of this Agreement and the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Section 8.01, First Majestic shall take all action necessary to cause the First Majestic Shares to be issued in the Merger to be approved for listing on the Exchanges prior to the Effective Time, subject to official notice of issuance. Gatos shall reasonably cooperate with First Majestic in the preparation of the materials to be submitted to the Exchanges and the resolution of any comments thereto received from the Exchanges.

Section 6.12 Tax Matters.

(a)

The Parties intend that, for U.S. federal, and applicable state and local, income Tax purposes, the Merger qualifies for the Intended Tax Treatment and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant Party), or has knowingly taken or will (and will cause its Subsidiaries not to) knowingly take any action (or knowingly fail to take any reasonable action) other than as contemplated pursuant to this Agreement, if such fact, circumstance or action could be reasonably

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expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. The Merger shall be reported by the Parties for all applicable Tax purposes in accordance with, and no Party shall take any position inconsistent with, the Intended Tax Treatment, including by completing an IRS Form 8937 and complying with the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6), unless otherwise required by applicable Law or a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable U.S. state or local or non-U.S. Tax Law). Each Party agrees to use reasonable best efforts to promptly notify the other Party of any challenge to the Intended Tax Treatment by any Governmental Entity. In the event that the Parties determine that the Intended Tax Treatment is not reasonably attainable, the Parties shall (a) discuss in good faith possible amendments and modifications to the Transactions that would reasonably be expected to permit the Transactions to be treated consistent with the Intended Tax Treatment or otherwise qualify as a tax-deferred transaction under another provision of the Code and (b) use commercially reasonable efforts to effect such amendments and modifications.

(b)

Other than as set forth in Section 2.02(b), all transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs incurred in connection with this Agreement (“Transfer Taxes”) shall be borne by the Surviving Corporation and/or its Subsidiaries. The Parties shall reasonably cooperate to minimize the amount of any such Transfer Taxes.

(c)

First Majestic and the Surviving Corporation covenant and agree to provide any information reasonably requested by a Gatos stockholder and in the possession of First Majestic or the Surviving Corporation or otherwise reasonably ascertainable or obtainable, as applicable, that has entered into a GRA with the IRS pursuant to Treasury Regulations Section 1.367(a)-3(b)(1)(ii) with respect to the Merger (a “Gatos GRA Shareholder”) and has notified First Majestic in writing that it has entered into such agreement, in order to comply with such Gatos GRA Shareholder’s GRA filing requirements under Treasury Regulations Section 1.367(a)-8. First Majestic and the Surviving Corporation agree to use commercially reasonable efforts to inform any Gatos GRA Shareholder of the occurrence of any material events prior to the end of the fifth complete tax year following the tax year in which the Effective Time occurs that are known to First Majestic that would reasonably be expected to affect any such Gatos GRA Shareholder’s GRA, including triggering events or other gain recognition events, as provided in Treasury Regulations Section 1.367(a)-8(c)(2)(iv).

(d)

At or prior to the Closing Date, Gatos shall deliver or cause to be delivered to First Majestic a FIRPTA certificate dated as of the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), certifying that no interest in Gatos is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Sections 897 and 1445 of the Code and, simultaneously with delivery of such FIRPTA certificate, Gatos shall file a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2).

(e)

First Majestic and Gatos will cooperate in good faith to facilitate the issuance of the opinion described in Section 7.03(c) and any other opinions to be filed in connection with the Form F-4 or the Proxy Statement/Prospectus regarding the U.S. federal income tax treatment of the Merger. In connection therewith, (i) First Majestic shall deliver to White & Case LLP (or other applicable legal counsel) a duly executed certificate containing customary representations, warranties and covenants in form and substance reasonably satisfactory to such relevant counsel and reasonably necessary or appropriate to enable the relevant counsel to render the opinion described in Section 7.03(c) and any opinions to be filed in connection with the declaration of effectiveness of the Form F-4 or the Proxy Statement/Prospectus regarding the U.S. federal income tax treatment of the Merger (the “First Majestic Tax Certificate”), and (ii) Gatos shall deliver to White & Case LLP (or other applicable legal counsel) a duly executed certificate containing customary representations, warranties and covenants in form and substance reasonably satisfactory to such relevant counsel and reasonably necessary or appropriate to enable the relevant counsel to render the opinion described in Section 7.03(c) and any opinions to be filed in connection with the declaration of effectiveness of the Form F-4 or the Proxy Statement/Prospectus regarding the U.S. federal income tax treatment of the Merger (the “Gatos Tax Certificate”), in each case, dated as of the Closing Date (and such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form F-4 or the Proxy

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Statement/Prospectus). First Majestic and Gatos shall provide such other information as is reasonably requested by White & Case LLP (or other applicable legal counsel) for purposes of rendering the opinion described in Section 7.03(c) and any other opinions to be filed in connection with the Form F-4 or the Proxy Statement/Prospectus. For the avoidance of doubt, nothing in this Section 6.12(e) shall require White & Case LLP (or other applicable legal counsel) to provide an opinion on the U.S. federal income tax consequences of the Merger pursuant to Section 367 or 7874 of the Code.

(f)

First Majestic shall, as promptly as reasonably practicable, inform Gatos of any material communication received by First Majestic or any of the First Majestic Subsidiaries or their respective legal counsel, accountants or other Representatives in connection with any Tax Matters from the SAT prior to the Closing, in each case by promptly providing copies (or, in the case of material verbal communications, a written summary) to Gatos of any such communications. First Majestic shall promptly inform Gatos of any material developments prior to the Closing with respect to the Tax Matters.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in writing in whole or in part by First Majestic and Gatos, as the case may be, to the extent permitted by applicable Law:

(a)	Shareholder Approvals. Each of the Gatos Stockholder Approval and the First Majestic Shareholder Approval shall have been obtained;

(b)

Registration Statement. The Form F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened in writing by the SEC unless subsequently withdrawn;

(c)	Adverse Laws or Orders. No Adverse Law or Order shall be in effect;

(d)	Required Antitrust Clearances. All required approvals or clearances pursuant to Mexico’s Antitrust Law shall have been received; and

(e)

Listings. The First Majestic Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and conditionally approved or authorized for listing on the TSX (subject only to customary listing conditions).

Section 7.02 Conditions to Obligations of First Majestic and Merger Sub. The obligations of First Majestic and Merger Sub to effect the Merger are also subject to the satisfaction (or waiver (in writing) by First Majestic) at or prior to the Effective Time of each of the following additional conditions:

(a)

Representations and Warranties. (i) The representations and warranties of Gatos set forth in Section 3.10(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing, (ii) the representations and warranties of Gatos set forth in Sections 3.02(a) (Capitalization) and Section 3.02(b) (Capitalization) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms are made specifically as of the date of this Agreement or another date shall be true and correct in all respects, except for any de minimis inaccuracies as of such date), (iii) the representations and warranties of Gatos set forth in Section 3.01(a) (Qualification, Organization, Subsidiaries), the first sentence of Section 3.02(f) (Capitalization), Section 3.03(a) (Corporate Authority Relative to this Agreement) and Section 3.23 (Finders and Brokers) (without giving effect to any qualification as to materiality or Gatos Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made

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Appendix B

on and as of the Closing (except that representations and warranties that by their terms are made specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date), and (iv) each of the other representations and warranties of Gatos set forth in this Agreement (without giving effect to any qualification as to materiality or Gatos Material Adverse Effect contained therein) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iv), where any failures of any such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gatos Material Adverse Effect; and First Majestic shall have received a certificate signed on behalf of Gatos by a duly authorized executive officer of Gatos to the foregoing effect;

(b)

Performance of Obligations of Gatos. Gatos shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time; and First Majestic shall have received a certificate signed on behalf of Gatos by a duly authorized executive officer of Gatos to such effect; and

(c)	No MAE. Since the date of this Agreement until the Effective Time, there shall not have occurred any Effect that has had, or is reasonably likely to have a Gatos Material Adverse Effect.

Section 7.03 Conditions to Obligations of Gatos. The obligations of Gatos to effect the Merger are also subject to the satisfaction (or waiver (in writing) by Gatos) at or prior to the Effective Time of each of the following additional conditions:

(a)

Representations and Warranties. (i) The representations and warranties of First Majestic set forth in Section 4.10(a) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing, (ii) the representations and warranties of First Majestic and Merger Sub set forth in Sections 4.02(a) (Capitalization) and Section 4.02(b) (Capitalization) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms are made specifically as of the date of this Agreement or another date shall be true and correct in all respects, except for any de minimis inaccuracies as of such date), (iii) the representations and warranties of First Majestic set forth in Section 4.01(a) (Qualification, Organization, Subsidiaries), the first sentence of Section 4.02(f) (Capitalization), Section 4.03(a) (Corporate Authority Relative to this Agreement), and Section 4.23 (Finders and Brokers) (without giving effect to any qualification as to materiality or First Majestic Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms are made specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date) and (iv) each of the other representations and warranties of First Majestic and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or First Majestic Material Adverse Effect contained therein) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except, in the case of this clause (iv), where any failures of any such representations and warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a First Majestic Material Adverse Effect; and Gatos shall have received a certificate signed on behalf of First Majestic by a duly authorized executive officer of First Majestic to the foregoing effect;

(b)

Performance of Obligations of First Majestic and Merger Sub. First Majestic and Merger Sub shall have performed or complied in all material respects with the obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and Gatos shall have received a certificate signed on behalf of First Majestic by a duly authorized executive officer of First Majestic to such effect;

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(c)

Tax Opinion. Gatos shall have received an opinion from White & Case LLP (or other legal counsel selected by Gatos), in form and substance reasonably satisfactory to Gatos, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.03(c), White & Case LLP (or other applicable legal counsel) shall have received and may rely upon the Gatos Tax Certificate and the First Majestic Tax Certificate and such other information reasonably requested by and provided to it by Gatos or First Majestic for purposes of rendering such opinion; and

(d)	No MAE. Since the date of this Agreement until the Effective Time, there shall not have occurred any Effect that has had, or is reasonably likely to have, a First Majestic Material Adverse Effect.

Section 7.04 Frustration of Closing Conditions. None of the Parties may rely, as a basis for not consummating the Merger, on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s material failure to comply with any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Gatos Stockholder Approval or First Majestic Shareholder Approval has been obtained, as follows:

(a)	by mutual written consent of First Majestic and Gatos;

(b)

by either First Majestic or Gatos, if there has been a breach by Gatos, in the case of a termination by First Majestic, or if there has been a breach by First Majestic or Merger Sub, in the case of a termination by Gatos, of any representation, warranty, covenant or agreement set forth in this Agreement, which breach would result in the conditions in Section 7.02(a) or (b), in the case of a termination by First Majestic, or Section 7.03(a) or (b), in the case of a termination by Gatos, not being satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) forty-five (45) calendar days after the receipt of written notice thereof by the breaching Party from the non-breaching Party or (ii) one (1) Business Day before the Outside Date); provided, however, this Agreement may not be terminated pursuant to this Section 8.01(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c)

by either First Majestic or Gatos, if the Closing shall not have occurred by 5:00 p.m., Eastern Time, on April 30, 2025 (as may be extended by this Section 8.01(c), the “Outside Date”); provided, that in the event that on such date all of the conditions to Closing set forth in Article VII have been satisfied or waived (other than such conditions that by their nature are satisfied at the Closing) other than the conditions set forth in Section 7.01(c) (to the extent related to any Antitrust Law) or Section 7.01(d), so long as such condition remains capable of being satisfied, the termination date shall automatically be extended to 5:00 p.m. Eastern time on May 31, 2025 (and such date shall become the Outside Date for purposes of this Agreement); provided, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the Closing not occurring prior to the Outside Date;

(d)	by First Majestic, if, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board of Directors or any committee thereof shall have made a Gatos Change of Recommendation;

(e)

by Gatos, if, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board of Directors or any committee thereof shall have made a First Majestic Change of Recommendation;

(f)

by either Gatos or First Majestic if the condition in Section 7.01(c) is not satisfied and the Adverse Law or Order giving rise to such non-satisfaction has become final and non-appealable (or no longer appealable); provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(f) shall have

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used reasonable best efforts to prevent the entry of, and to remove, such Adverse Law or Order in accordance with Section 6.02; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(f) shall not be available to a Party whose action or failure to act has been the primary cause of, or primarily resulted in, the action or event described in this Section 8.01(f) occurring;

(g)

by either Gatos or First Majestic, if the Gatos Stockholder Approval shall not have been obtained at the Gatos Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate this Agreement under this Section 8.01(g) shall not be available to any Party where the failure to obtain such Gatos Stockholder Approval shall have been caused by a material breach by such Party of this Agreement;

(h)

by either First Majestic or Gatos, if the First Majestic Shareholder Approval shall not have been obtained at the First Majestic Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided that the right to terminate this Agreement under this Section 8.01(h) shall not be available to any Party where the failure to obtain such First Majestic Shareholder Approval shall have been caused by a material breach by such Party of this Agreement;

(i)

by Gatos, if, at any time prior to the receipt of the Gatos Stockholder Approval, the Gatos Board of Directors or the Gatos Special Committee shall have (i) effected a Gatos Change of Recommendation in accordance with Section 5.03(e) in order to accept a Gatos Superior Proposal (provided, that Gatos shall have complied in all material respects with Section 5.03(e) with respect to such Gatos Superior Proposal), (ii) entered into a Gatos Superior Proposal Acquisition Agreement with respect to such Gatos Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.01(i), and (iii) paid the Gatos Termination Fee to First Majestic in accordance with Section 8.02(b)(i); and

(j)

by First Majestic, if, at any time prior to the receipt of the First Majestic Shareholder Approval, the First Majestic Board of Directors shall have (i) effected a First Majestic Change of Recommendation in accordance with Section 5.04(e) in order to accept a First Majestic Superior Proposal (provided, that First Majestic shall have complied in all material respects with Section 5.04(e) with respect to such First Majestic Superior Proposal), (ii) entered into a First Majestic Superior Proposal Acquisition Agreement with respect to such First Majestic Superior Proposal concurrently with the termination of this Agreement in accordance with this Section 8.01(j) and (iii) paid the First Majestic Termination Fee to Gatos in accordance with Section 8.02(b)(i).

Section 8.02 Effect of Termination.

(a)

In the event of the valid termination of this Agreement as provided in Section 8.01, except in the case of termination pursuant to Section 8.01(a), written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of First Majestic, Merger Sub or Gatos or any of their respective Subsidiaries or any stockholder or Representative of First Majestic, Merger Sub or Gatos or any of their respective Subsidiaries, except that Article I, Section 6.01(b), the Confidentiality Agreement, this Section 8.02 and Section 9.03 through Section 9.12 (including the portions of the Agreement that substantively define any defined terms referred to in Section 1.01) shall survive such termination; provided, however, that, nothing herein shall relieve any Party from liability for a Willful Breach of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination or for fraud (including the loss to the Gatos stockholders of the benefits of the Transactions contemplated by this Agreement, including the loss of the premium offered to the Gatos stockholders).

(b)	Gatos Termination Fee.

(i)

In the event this Agreement is terminated by Gatos pursuant to Section 8.01(i) (Gatos Superior Proposal), concurrently with such termination and as a condition to the effectiveness of such termination, Gatos shall pay or cause to be paid to First Majestic, in consideration of First Majestic disposing of its rights hereunder (other than those rights set out in Section 8.02(a)), a fee of $28,000,000 in cash (the “Gatos Termination Fee”).

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(ii)	In the event this Agreement is terminated:

(A)

(1) by First Majestic pursuant to Section 8.01(b) (Gatos Terminable Breach) and (2) a Gatos Competing Proposal shall have been publicly announced or otherwise received by the Gatos Board of Directors or the Gatos Special Committee prior to the time of the event giving rise to such right of termination,

(B)

(1) by First Majestic or Gatos pursuant to Section 8.01(c) (Outside Date), (2) a Gatos Competing Proposal shall have been publicly announced or otherwise received by the Gatos Board of Directors or the Gatos Special Committee prior to the Outside Date and (3) (x) the First Majestic Shareholder Approval shall have been obtained (but not revoked), (y) the Gatos Stockholder Approval shall not have been obtained and (z) all other conditions set forth in Section 7.01 and Section 7.03 were satisfied or capable of being satisfied prior to such termination; or

(C)

(1) by First Majestic or Gatos pursuant to Section 8.01(g) (Gatos Stockholder Approval Not Obtained) and (2) a Gatos Competing Proposal shall have been publicly announced at least two (2) Business Days prior to the date of the Gatos Special Meeting; and

in the case of each of the foregoing clauses (A) through (C), (x) any Gatos Competing Proposal is consummated within twelve (12) months of such termination or (y) Gatos enters into a definitive agreement providing for a Gatos Competing Proposal within twelve (12) months of such termination and such Gatos Competing Proposal (as it may be amended) is subsequently consummated, then, concurrently with the consummation of any such Gatos Competing Proposal, Gatos shall pay or cause to be paid to First Majestic the Gatos Termination Fee.

(iii)

In the event this Agreement is terminated (i) by First Majestic or Gatos pursuant to Section 8.01(g) (Gatos Stockholder Approval Not Obtained) following any time when First Majestic is entitled to terminate this Agreement pursuant to Section 8.01(d) (Gatos Change of Recommendation) or (ii) by First Majestic pursuant to Section 8.01(d) (Gatos Change of Recommendation), within two (2) Business Days after such termination, Gatos shall pay or cause to be paid to First Majestic the Gatos Termination Fee.

(iv)

In the event any amount is payable pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by First Majestic.

(v)	For the avoidance of doubt, in no event shall Gatos be obligated to pay the Gatos Termination Fee on more than one occasion.

(vi)

Solely for purposes of Section 8.02(b)(ii), the term “Gatos Competing Proposal” shall have the meaning assigned to such term in Section 1.01, except that all references to “20%” in the term Gatos Competing Proposal shall be deemed to be “50%”.

(c)	First Majestic Termination Fee.

(i)

In the event this Agreement is terminated by First Majestic pursuant to Section 8.01(j) (First Majestic Superior Proposal), concurrently with such termination and as a condition to the effectiveness of such termination, First Majestic shall pay or cause to be paid to Gatos a fee of $46,000,000 in cash (the “First Majestic Termination Fee”).

(ii)	In the event this Agreement is terminated:

(A)

(1) by Gatos pursuant to Section 8.01(b) (First Majestic Terminable Breach) and (2) a First Majestic Competing Proposal shall have been publicly announced or otherwise received by the First Majestic Board of Directors prior to the time of the event giving rise to such right of termination;

(B)

(1) by First Majestic or Gatos pursuant to Section 8.01(c) (Outside Date), (2) a First Majestic Competing Proposal shall have been publicly announced or otherwise received by the First Majestic Board of Directors prior to the Outside Date and (3) (x) the Gatos Stockholder Approval shall have been obtained (but not revoked), (y) the First Majestic Shareholder Approval shall not

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have been obtained and (z) all other conditions set forth in Section 7.01 and Section 7.02 were satisfied or capable of being satisfied prior to such termination; or

(C)

(1) by First Majestic or Gatos pursuant to Section 8.01(h) (First Majestic Shareholder Approval Not Obtained) and (2) a First Majestic Competing Proposal shall have been publicly announced at least two (2) Business Days prior to the date of the First Majestic Special Meeting; and

in the case of each of the clauses foregoing (A) through (C), (x) any First Majestic Competing Proposal is consummated within twelve (12) months of such termination or (y) First Majestic enters into a definitive agreement providing for a First Majestic Competing Proposal within twelve (12) months of such termination, and such First Majestic Competing Proposal (as it may be amended) is subsequently consummated, then concurrently with the consummation of any such First Majestic Competing Proposal, First Majestic shall pay or cause to be paid to Gatos the First Majestic Termination Fee.

(iii)

In the event this Agreement is terminated by (i) First Majestic or Gatos pursuant to Section 8.01(h) (First Majestic Shareholder Approval Not Obtained) following any time when Gatos is entitled to terminate this Agreement pursuant to Section 8.01(e) (First Majestic Change of Recommendation) or (ii) by Gatos pursuant to Section 8.01(e) (First Majestic Change of Recommendation), within two (2) Business Days after such termination, First Majestic shall pay or cause to be paid to Gatos the First Majestic Termination Fee.

(iv)

In the event any amount is payable pursuant to the preceding clauses (i), (ii) or (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Gatos.

(v)	For the avoidance of doubt, in no event shall First Majestic be obligated to pay the First Majestic Termination Fee on more than one occasion.

(vi)

Solely for purposes of Section 8.02(c)(ii), the term “First Majestic Competing Proposal” shall have the meaning assigned to such term in Section 1.01, except that all references to “20%” in the term First Majestic Competing Proposal shall be deemed to be “50%”.

(d)

Each of the Parties acknowledges that the agreements contained in this Section 8.02 are an integral part of the Transactions, and are binding and enforceable against it, and not subject to approval of its stockholders, and that (i) the Gatos Termination Fee is not a penalty, but rather a reasonable amount that will compensate First Majestic and Merger Sub in the circumstances in which such payments are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (ii) the First Majestic Termination Fee is not a penalty, but rather a reasonable amount that will compensate Gatos in the circumstances in which such payments are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, each of which amounts would otherwise be impossible to calculate with precision. In addition, if any Party fails to pay in a timely manner any amount due pursuant to Section 8.02(b) or Section 8.02(c) as applicable, and the other Party commences a suit which result in a judgment against the non-paying Party for the Gatos Termination Fee or First Majestic Termination Fee (or any portion thereof), as applicable, then (x) such non-paying Party shall reimburse the other Party for all costs and expenses (including disbursements and reasonable and documented fees of counsel) incurred in connection with such suit and (y) such non-paying Party shall pay to the other Party interest on any overdue amounts payable pursuant to Section 8.02(b) or Section 8.02(c) from and including the date payment of such amount was due to but excluding the date of actual payment at the “prime rate” set forth in The Wall Street Journal in effect on the date such payment was required to be made. Notwithstanding anything to the contrary in this Agreement, except in the case of Willful Breach or fraud, (A) if the Gatos Termination Fee becomes payable by Gatos, then upon payment of the Gatos Termination Fee pursuant to this Section 8.02, such fee shall be the sole and exclusive remedy of First Majestic, the First Majestic Subsidiaries and its and their respective former, current or future equityholders, affiliates and Representatives (the “First Majestic Related Parties”) for damages against Gatos, the Gatos Subsidiaries and their respective former, current or future equityholders, affiliates and Representatives (the “Gatos Related Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant

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or agreement set forth in this Agreement or the failure of the Transactions to be consummated and neither Gatos nor any other Gatos Related Party shall have any further liability or obligation relating to or arising therefrom and (B) if the First Majestic Termination Fee becomes payable by First Majestic, then upon payment of the First Majestic Termination Fee pursuant to this Section 8.02, such fee shall be the sole and exclusive remedy of the Gatos Related Parties for damages against the First Majestic Related Parties for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated and neither First Majestic nor any First Majestic Related Party shall have any further liability or obligation relating to or arising therefrom.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Amendment and Modification; Waiver.

(a)

Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Gatos Stockholder Approval or the First Majestic Shareholder Approval, as applicable, by written agreement of Gatos and First Majestic (by action taken by their respective boards of directors); provided, however, that after the adoption of this Agreement by the stockholders of Gatos or the approval of the First Majestic Share Issuance by the shareholders of First Majestic, as applicable, no amendment, modification, supplement or waiver shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Gatos and First Majestic.

(b)

At any time and from time to time prior to the Effective Time, either Gatos, on the one hand, or First Majestic or Merger Sub, on the other hand, may, to the extent permitted by applicable Law and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of First Majestic or Merger Sub or Gatos, as applicable, (ii) waive any inaccuracies in the representations and warranties made to First Majestic or Gatos, as applicable, contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of First Majestic, Merger Sub or Gatos, as applicable, contained herein. No extension or waiver by Gatos or First Majestic shall require the approval of the stockholders of Gatos or First Majestic, respectively, unless such approval is required by applicable Law. Any agreement on the part of First Majestic or Gatos to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of First Majestic or Gatos, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.02 Non-Survival of Representations and Warranties None of the representations, warranties, covenants or other agreements in this Agreement or in any schedule or certificate delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.02 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time (including the terms of this Article IX).

Section 9.03 Expenses. Except as set forth in Section 6.12(b) or this Section 9.03, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, except that each of First Majestic and Gatos shall bear and pay one-half the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the Party incurring such expenses) incurred by the Parties hereto in connection with: (i) the filing, printing and mailing of the Form F-4, the First Majestic Circular and the Proxy Statement/Prospectus (including fees payable to the SEC or Exchanges associated with filing such documents), and (ii) payments required to be made to a Governmental Entity for the appropriate filings under Mexico’s Antitrust Law.

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Section 9.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon delivery if personally delivered by hand providing proof of delivery, (b) on the date sent by email (provided that no “bounce back” or similar message of non-delivery is received with respect thereto), or (c) when delivered if sent by a nationally recognized overnight courier service (with confirmation of delivery) if received prior to 5:00 p.m. (New York City time) on a Business Day, otherwise such notice or communication shall be deemed not to have been received until the next succeeding Business Day, in each case, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to First Majestic or Merger Sub or the Surviving Corporation, to:

First Majestic Silver Corp.

1800 – 925 West Georgia Street

Vancouver, B.C. V6C 3L2

Attention: Keith Neumeyer, President & Chief Executive Officer

Email: [Redacted for Privacy Reasons]

with a copy to (which shall not constitute notice):

Bennett Jones LLP

2500-666 Burrard Street

Vancouver, B.C. V6C 2X8

Attention: James Beeby, Lisa Stewart

Email: BeebyJ@bennettjones.com; StewartL@bennettjones.com

Dorsey & Whitney LLP

1095 West Pender Street. Suite 855

Vancouver, B.C. V6E 2M6

Attention: Daniel M. Millier, Josh Pleitz

Email: miller.dan@dorsey.com; pleitz.josh@dorsey.com

and

if to Gatos prior to the Effective Time, to:

Gatos Silver, Inc.

925 W Georgia Street, Suite 910

Vancouver, British Columbia V6C 3L2

Attention: Dale Andres, Chief Executive Officer

Email: [Redacted for Privacy Reasons]

with a copy to (which shall not constitute notice):

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Gregory Pryor, Kristen Rohr

Email: gpryor@whitecase.com; kristen.rohr@whitecase.com

Section 9.05 Interpretation. When a reference is made in this Agreement to Sections, Articles, or Exhibits, such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the

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words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement or in the First Majestic Disclosure Letter or the Gatos Disclosure Letter are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The words “hereof”, “herein” and “hereunder” and word of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context requires otherwise. The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. All references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All references to dates and times herein, except as otherwise specifically noted, shall refer to New York City time. References to days mean calendar days unless otherwise specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. The term “furnished” or “made available” to another Party means that, no later than 5:00 p.m. New York City time on the day prior to the date hereof, such information, document or material was (i) publicly filed on the SEC EDGAR database as part of a Gatos SEC Document (or expressly incorporated by reference therein), or publicly filed on SEDAR+ as part of a First Majestic SEDAR+ Document, as the case may be or (ii) made available for review by such other Party or its Representatives in the data room maintained for the Transactions or otherwise provided to such other Party or its Representatives, in each case, at least one (1) day prior to the date of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

Section 9.06 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page to this Agreement by e-mail of a.pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement and shall constitute an original for all purposes.

Section 9.07 Entire Agreement; Third-Party Beneficiaries.

(a)

This Agreement (including the Gatos Disclosure Letter, the First Majestic Disclosure Letter and all Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.01 hereof, First Majestic and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)

Neither this Agreement (including the Gatos Disclosure Letter and the First Majestic Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except (i) as provided in Section 6.04 and Section 6.12 (but only following the Effective Time) and (ii) the rights of Gatos, on behalf of the Gatos stockholders (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), and First Majestic, on behalf of the

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Appendix B

First Majestic shareholders (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), to pursue specific performance as set forth in Section 9.12 or, if specific performance is not sought or granted as a remedy, damages (including damages based on the loss of the benefits of the Transactions to such stockholders, including, in the case of Gatos, the loss of the premium offered to the Gatos stockholders) in accordance with Section 8.02 in the event of a Willful Breach of any provision of this Agreement, it being agreed that in no event shall any Gatos stockholder or First Majestic shareholder be entitled to enforce any of their rights, or First Majestic’s, Merger Sub’s or Gatos’ obligations, under this Agreement in the event of any such breach, but rather that (x) First Majestic shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the First Majestic shareholders and (y) Gatos shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Gatos stockholders, and First Majestic or Gatos may retain any amounts obtained in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.08 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 9.09 Governing Law; Jurisdiction.

(a)

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

(b)

Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware, as applicable, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or

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Appendix B

hereafter have to the jurisdiction or laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.09(b) in the manner provided for notices in Section 9.04. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns and this Agreement is not intended to, and shall not, confer upon any other Person other than the Parties and their respective successors and permitted assigns any rights or remedies hereunder.

Section 9.12 Enforcement; Remedies.

(a)

Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)

The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the termination of this Agreement pursuant to Article VIII, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger) and to any further equitable relief. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief.

(c)

The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party and hereby further waives any defense in any action for specific performance that a remedy at law would be adequate. In the event any Party seeks any

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Appendix B

remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 9.13 Procedure for Termination, Amendment, Modification or Waiver. A termination of this Agreement pursuant to Section 8.01 or an amendment, modification or waiver of this Agreement pursuant to Section 9.01 shall, in order to be effective, require, in the case of First Majestic or Gatos, action by the First Majestic Board of Directors or the Gatos Board of Directors (acting on the recommendation of the Gatos Special Committee) or the Gatos Special Committee, as applicable.

[Signature Page Follows]

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Appendix B

IN WITNESS WHEREOF, First Majestic, Merger Sub and Gatos have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer” (signed)
By:
Name: Keith Neumeyer
Title: President & Chief Executive Officer

OCELOT TRANSACTION CORPORATION

“Samir Patel” (signed)
By:
Name: Samir Patel
Title: Secretary

GATOS SILVER, INC.

“Dale Andres” (signed)
By:
Name: Dale Andres
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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Appendix B

Exhibit A

Form of Certificate of Merger

CERTIFICATE OF MERGER

MERGING

OCELOT TRANSACTION CORPORATION

WITH AND INTO

GATOS SILVER, INC.

Pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), Ocelot Transaction Corporation, a Delaware corporation, and Gatos Silver, Inc., a Delaware corporation, hereby certify as follows:

1.	The names of the constituent corporations are Ocelot Transaction Corporation, a Delaware corporation, and Gatos Silver, Inc., a Delaware corporation.

2.

An agreement and plan of merger has been adopted, approved, executed, certified and acknowledged by each of the constituent corporations in accordance with Section 251 of the DGCL (the “Agreement and Plan of Merger”).

3.	Gatos Silver, Inc. shall be the surviving corporation in the merger (the “Surviving Corporation”).

4.

The certificate of incorporation of the Surviving Corporation is amended and restated as of the Effective Time (as defined below) to read in its entirety as set forth on Annex A to this certificate of merger.

5.	The Agreement and Plan of Merger is on file at the principal place of business of the Surviving Corporation, located at 1800 – 925 West Georgia Street, Vancouver, BC V6C 3L2, Canada.

6.	A copy of the Agreement and Plan of Merger will be furnished by the Surviving Corporation on request, and without cost, to any stockholder of the constituent corporations.

7.

[The merger is to be effective immediately upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware in accordance with Sections 103 and 251(c) of the DGCL] [The merger is to be effective at [●] Eastern Time on [●]] (the “Effective Time”).

[no further text on this page]

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Appendix B

IN WITNESS WHEREOF, each of the constituent corporations has caused this certificate of merger to be signed by an authorized officer as of [●].

OCELOT TRANSACTION CORPORATION

By:

Name: [●]

Title: [●]

GATOS SILVER, INC.

By:

Name: [●]

Title: [●]

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Appendix B

Exhibit B

Articles of Incorporation of the

Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GATOS SILVER, INC.

1.	Name. The name of the corporation is Gatos Silver, Inc.

2.

Registered Office and Registered Agent. The address of the registered office of the corporation in Delaware is c/o Registered Agent Solutions, Inc., 838 Walker Road, Suite 21-2, Dover, County of Kent, Delaware 19904, and the name of its registered agent at that address is Registered Agent Solutions, Inc.

3.	Purposes. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.	Capital Stock. The total number of shares of stock that the corporation is authorized to issue is 5,000 shares, par value $0.001 per share, all of which shares are designated as common stock.

5.	Bylaws. The board of directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

6.	Limitation of Director and Officer Liability; Indemnification.

(a)

A director or officer of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

(b)

Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the corporation to the fullest extent permitted by Delaware law. The right to indemnification conferred in this Section 6 shall also include the right to be paid by the corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law. The right to indemnification conferred in this Section 6 shall be a contract right.

(c)

The corporation may, by action of its board of directors, provide rights to indemnification and to advancement of expenses to such of the employees and agents of the corporation to such extent and to such effect as the board of directors shall determine to be appropriate and authorized by Delaware law.

(d)

The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Delaware law.

(e)	The rights and authority conferred in this Section 6 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(f)

Neither the amendment nor repeal of this Section 6, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the corporation, nor, to the fullest extent permitted by Delaware law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

7.	Elections of Directors. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

MANAGEMENT INFORMATION CIRCULAR	B-94

APPENDIX C

NATIONAL BANK FINANCIAL FAIRNESS OPINION

September 4, 2024

The Board of Directors

First Majestic Silver Corp.

1800 - 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

Canada

To the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that First Majestic Silver Corp. (“First Majestic” or the “Company”) and Gatos Silver, Inc. (“Gatos”) propose to enter into an agreement and plan of merger to be dated September 5, 2024 (the “Merger Agreement”). The transaction contemplated by the Merger Agreement will involve, among other things, Ocelot Transaction Corporation (“Merger Sub”), a wholly-owned subsidiary of First Majestic, merging with and into Gatos, with Gatos surviving the merger as a direct, wholly-owned subsidiary of First Majestic (the “Merger”), and each share of Gatos common stock (each a “Gatos Share” and collectively the “Gatos Shares”) automatically being converted into a right to receive 2.55 common shares of First Majestic (each a “First Majestic Share” and collectively the “First Majestic Shares”), for each Gatos Share held (the “Exchange Ratio”).

The terms and conditions of the Merger Agreement will be more fully described in (i) an information circular (the “Circular”) to be prepared by First Majestic and mailed to the shareholders of First Majestic in connection with a special meeting to be called by First Majestic to seek shareholder approval for the issuance of the First Majestic Shares in connection with the Merger, and (ii) a proxy statement relating to a special meeting of Gatos which will be used as a prospectus of First Majestic (the “Proxy Statement”) and which will be included in a registration statement on Form F-4 (the “Form F-4” and, together with the Proxy Statement, the “Gatos Materials”).

NBF understands that all directors and certain executive officers of Gatos, as well as the Electrum Group, which owns approximately 32% of the Gatos Shares, will enter into voting support agreements with First Majestic pursuant to which they will agree, subject to the terms of such agreements, to vote their Gatos Shares in favour of the Merger (the “Gatos Support Agreements”).

Engagement of National Bank Financial

NBF was retained by the Company pursuant to an engagement agreement dated April 29, 2024 (the “Engagement Agreement”) to act as financial advisor to the Company with respect to a possible transaction, which services involved providing advice and assistance to the Company, including the preparation and delivery of an opinion (the “Fairness Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Exchange Ratio offered by the Company pursuant to the Merger Agreement.

NBF understands that the Fairness Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure. NBF further understands that neither the Fairness Opinion nor a summary thereof will be included in the Gatos Materials.

NBF has not been asked to prepare and has not prepared a formal valuation under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of First Majestic or Gatos, or a valuation of any of the securities or assets of First Majestic or Gatos and this Fairness Opinion should not be construed as such.

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Appendix C

NBF will be paid fees for its services as financial advisor to the Company, including for the delivery of the Fairness Opinion. A substantial portion of the fees payable to NBF are contingent on completion of the Merger. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Relationship with Interested Parties

Neither NBF nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of First Majestic, Merger Sub, Gatos, or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither NBF nor any of its affiliates has been engaged to provide any financial advisory services, nor has NBF or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company pursuant to the Engagement Agreement, (ii) acted as financial advisor to the Company in connection with the sale of the La Parrilla Silver Mine to Golden Tag Resources Ltd., (iii) a participant in the Company’s syndicated revolving credit facility, and (iv) a provider of treasury management services such as foreign exchange and metals hedging for the Company.

Other than as set forth above, there are no understandings, agreements or commitments between NBF and its affiliates and any of the Interested Parties with respect to any future business dealings. NBF or its affiliates may, in the future, in the ordinary course of its business, perform financial advisory, investment banking services or other services for the Interested Parties. In addition, National Bank of Canada (“NBC”), of which NBF is a wholly-owned subsidiary, or one or more affiliates of NBC, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of First Majestic or Gatos and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to First Majestic or Gatos.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	the most recent draft of the Merger Agreement dated September 4, 2024;

b)	the most recent drafts of the Gatos Support Agreements dated September 4, 2024;

c)	publicly available documents regarding Gatos, including, as applicable, annual and quarterly reports, financial statements, proxy circulars, technical reports, and other filings deemed relevant;

d)

publicly available documents regarding First Majestic, including, as applicable, annual and quarterly reports, financial statements, annual information forms, management circulars, NI 43-101 technical reports, and other filings deemed relevant;

e)	internal management budgets prepared by or on behalf of management of Gatos and First Majestic;

f)	certain other non-public information prepared and provided to us by Gatos’ management, primarily financial in nature, concerning its business, assets, liabilities and prospects;

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Appendix C

g)	certain other non-public information prepared and provided to us by First Majestic’s management, primarily financial in nature, concerning its business, assets, liabilities and prospects;

h)	various reports published by equity research analysts and industry sources regarding Gatos, First Majestic, and other public companies, to the extent deemed relevant by us;

i)	trading statistics and selected financial information of Gatos, First Majestic, and other selected public companies;

j)	public information regarding the mining industry and the markets for precious metals;

k)	public information with respect to selected precedent transactions considered by us to be relevant;

l)

in addition to the written information described above, NBF participated in discussions with Gatos’ senior management team with regards to, among other things, the proposed Merger, as well as Gatos’ business, operations, financial position, budget, key assets and prospects;

m)

in addition to the written information described above, NBF participated in discussions with First Majestic’s senior management team with regards to, among other things, the proposed Merger, as well as First Majestic’s business, operations, financial position, budget, key assets and prospects;

n)	consultation with legal advisors to the Company;

o)	such other information, discussions (including discussions with third parties) and analyses as NBF considered necessary or appropriate in the circumstances; and

p)	a certificate addressed to NBF, from senior officers of First Majestic regarding the completeness and accuracy of the information upon which this Fairness Opinion is based.

NBF has not, to the best of its knowledge, been denied access by First Majestic to any information under the control of First Majestic that has been requested by NBF.

Prior Valuations

Senior officers of First Majestic have represented to NBF that, to the best of their knowledge, there have been no prior valuations (as defined for the purposes of MI 61-101) of First Majestic or any of its material assets or subsidiaries prepared within the past twenty-four (24) months.

Assumptions and Limitations

National Bank Financial has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by First Majestic, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

Senior officers of First Majestic have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of First Majestic or in writing by First Majestic or any of its subsidiaries, or its or their respective representatives, was, at the date the Information was provided to NBF, and is (except to the extent superseded by more current Information) at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect off First Majestic, its subsidiaries or the Merger and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and that (ii) since the dates on which the Information was provided by First Majestic to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations, affairs or prospects of First Majestic or any of its subsidiaries and no change

MANAGEMENT INFORMATION CIRCULAR	C-3

Appendix C

has occurred in the Information provided by First Majestic or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

With respect to any forecasts, projections, estimates or budgets provided by First Majestic or, in the case of any Gatos forecasts, projections, estimates or budgets reviewed by First Majestic and used in its analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions in the opinion of First Majestic or Gatos, as applicable, are (or were at the time) reasonable in the circumstances. NBF has relied upon forecasts, projections, estimates or budgets provided by First Majestic, each assumed to be (i) reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of First Majestic management considering First Majestic’s business, plans, financial condition and prospects, (ii) reasonably present the views of First Majestic management as to the financial prospects and forecasted performance of the Company, and (iii) are not, in the reasonable belief of First Majestic management, misleading in any material respect. In respect of Gatos, NBF has relied upon forecasts, projections, estimates, and budgets provided by Gatos and reviewed by First Majestic, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of Gatos management.

NBF has assumed that, in all respects material to its analysis, the Merger Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Merger Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Merger Agreement in all material respects, and all conditions to the obligations of such parties as specified in the Merger Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Merger will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect which would be material to Gatos or First Majestic.

We have also assumed that the Gatos Support Agreements will be entered into and that all of the representations and warranties to be contained in such agreements will be true, complete and correct in all material respects as of the date thereof, including the Gatos Shares subject to these agreements will be voted in favour of the Merger.

This Fairness Opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to First Majestic or First Majestic’s underlying business decision to effect the Merger or any other term or aspect of the Merger or the Merger Agreement or any other agreement entered into or amended in connection with the Merger.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Merger and have relied upon, without independent verification, the assessment by First Majestic and Gatos and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the First Majestic Shares may trade following completion of the Merger.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of First Majestic and Gatos as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of First Majestic and Gatos. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Merger. This Fairness Opinion is provided to the Board of Directors for their use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that

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Appendix C

its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Board of Directors and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us). This Fairness Opinion is not to be construed or used as a recommendation to any holder of First Majestic Shares to vote in favour or against the issuance of the First Majestic Shares in connection with the Merger.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio offered by First Majestic pursuant to the Merger is fair, from a financial point of view, to the Company.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

MANAGEMENT INFORMATION CIRCULAR	C-5

APPENDIX D

CONSENT OF NATIONAL BANK FINANCIAL INC.

To: The Board of Directors (the ”First Majestic Board”) of First Majestic Silver Corp. (“First Majestic”)

We refer to the management information circular of the Company dated December 6, 2024 (the ”Circular”) relating to the special meeting of holders of common shares of the Company convened to consider, and, if deemed appropriate, pass, with or without variation, an ordinary resolution (the ”Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting” to the accompanying Circular, and approve the issuance of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Circular).

We hereby consent to the inclusion of the full text of the National Bank Financial Fairness Opinion as “Appendix C – National Bank Financial Fairness Opinion” to the Circular, which will be filed with the securities regulatory authority in each of the provinces of Canada and with the Securities and Exchange Commission in the United States. We also consent to the references to (i) our firm name and (ii) the National Bank Financial Fairness Opinion contained in the ”Message from the Chair of the Board and the President and Chief Executive Officer” enclosed with the Circular and under the headings “Glossary of Terms”, “Questions and Answers About the Transaction and the First Majestic Special Meeting”, “Summary”, “Risk Factors” and “The Transaction” of the Circular.

The National Bank Financial Fairness Opinion was given as at September 4, 2024 and remains subject to the assumptions, limitations, qualifications and other matters contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

Toronto, Ontario December 6, 2024	(signed) “National Bank Financial Inc.” NATIONAL BANK FINANCIAL INC.

MANAGEMENT INFORMATION CIRCULAR	D-1

APPENDIX E

TD SECURITIES FAIRNESS OPINON

TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

September 4, 2024

The Board of Directors of First Majestic Silver Corp.

1800-925 West Georgia Street

Vancouver, BC

V6C 3L2

To the Board of Directors of First Majestic Silver Corp.:

TD Securities Inc. (“TD Securities”) understands that First Majestic Silver Corp. (“First Majestic”) is considering entering into a definitive merger agreement (the “Merger Agreement”) with Gatos Silver, Inc. (“Gatos”), pursuant to which, First Majestic would acquire all of the issued and outstanding shares of common stock of Gatos (the “Gatos Common Stock”) by way of a reverse triangular merger under Delaware law, whereby a wholly-owned Delaware subsidiary of First Majestic will merge with and into Gatos, with Gatos surviving the merger as a direct, wholly-owned subsidiary of First Majestic (the “Merger”). Pursuant to the Merger Agreement, the holders of Gatos Common Stock (the “Gatos Stockholders”) will receive 2.550 First Majestic common shares (“First Majestic Common Shares”) in respect of each share of Gatos Common Stock held (the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Merger are set out in the Merger Agreement and are to be more fully described in the respective management circulars of First Majestic and Gatos, which are to be sent to the holders of First Majestic Common Shares (the “First Majestic Shareholders”) and Gatos Stockholders in connection with the Merger Agreement.

ENGAGEMENT OF TD SECURITIES

TD Securities was formally engaged by First Majestic pursuant to an engagement agreement effective August 28, 2024 (the “Engagement Agreement”), to provide financial advisory services to First Majestic in connection with the Merger. Pursuant to the Engagement Agreement, First Majestic has asked TD Securities to prepare and deliver to the Board of Directors of First Majestic an opinion (the “Opinion”) regarding the fairness, from a financial point of view, to First Majestic of the Consideration to be paid pursuant to the Merger by First Majestic. TD Securities has not prepared a valuation of First Majestic, Gatos or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is payable upon execution of the Engagement Agreement, a portion of which is payable upon notifying the Board it is prepared to deliver its preliminary views on value presentation to the Board and a portion of which is payable on delivery of the Opinion (regardless of its conclusions), and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, First Majestic has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On September 4, 2024, TD Securities orally delivered the Opinion to the Board of Directors of First Majestic based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on September 4, 2024.

MANAGEMENT INFORMATION CIRCULAR	E-1

Appendix E

CREDENTIALS OF TD SECURITIES

TD Securities is one of North America’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of First Majestic, Gatos or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Merger other than to First Majestic pursuant to the Engagement Agreement.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by First Majestic, TD Securities and its affiliates have provided ordinary course investment banking services to First Majestic, including acting as (i) co-lead agent to First Majestic on its US$150 million at-the-market equity offering (“ATM”) commencing on February 22, 2024; (ii) co-lead agent to First Majestic on its US$100 million ATM commencing on February 23, 2023 and terminated in accordance with its terms on June 18, 2023; (iii) co-lead agent to First Majestic on its US$100 million ATM commencing on July 20, 2022 and completed in accordance with its terms on January 13, 2023; and (iv) lender to First Majestic on its US$175 million revolving credit facility. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, may provide banking services and other financing services to First Majestic, Gatos and related entities in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Merger, First Majestic, Gatos or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for First Majestic, Gatos or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to First Majestic, Gatos or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness, accuracy or reasonableness of) or carried out, among other things, the following:

1.	A draft of the Merger Agreement as of September 3, 2024;

MANAGEMENT INFORMATION CIRCULAR	E-2

Appendix E

2.	Voting and Support Agreement between First Majestic, Gatos and Electrum Group LLC dated September 4, 2024;

3.	Audited financial statements and management’s discussion and analysis related thereto of First Majestic and Gatos for the fiscal years ended December 31, 2021, 2022 and 2023;

4.

Quarterly interim reports of First Majestic and Gatos, including unaudited financial statements and related management’s discussion and analysis, for the fiscal quarters ended March 31, 2024 and June 30, 2024;

5.	Other securities regulatory filings of First Majestic and Gatos for the years ended December 31, 2021, 2022 and 2023;

6.	First Majestic and Gatos National Instrument 43-101 Technical Reports for key assets as TD Securities deemed relevant;

7.	Due diligence reports and other information relating to Gatos prepared by First Majestic management and advisors;

8.	Operating and financial models prepared by First Majestic and Gatos;

9.	Gatos’ data room including various technical, financial and other information regarding Gatos;

10.

Discussions with management of First Majestic and Gatos with respect to various risks related to First Majestic’s and Gatos’ operations and long-term prospects, and other issues and matters considered relevant by TD Securities;

11.	Representations contained in a certificate dated September 4, 2024, from senior officers of First Majestic (the “Certificate”);

12.	Various research publications prepared by equity research analysts regarding First Majestic, Gatos and other selected public entities considered relevant;

13.	Public information relating to the business, operations, financial performance and trading history of First Majestic, Gatos and other selected public entities considered relevant;

14.	Public information with respect to certain other transactions of a comparable nature considered relevant; and

15.

Such other financial, legal and operating information and materials assembled by First Majestic and Gatos management and such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by First Majestic or Gatos to any information requested by TD Securities. TD Securities did not meet with the auditors of First Majestic or Gatos and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of First Majestic and Gatos and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of First Majestic, on behalf of First Majestic and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to First Majestic or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of First Majestic other than those which have been provided to TD Securities or, in the case of valuations known to First Majestic which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With First Majestic’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all financial and other data and information filed by First Majestic and Gatos with securities regulatory or similar authorities (including on the

MANAGEMENT INFORMATION CIRCULAR	E-3

Appendix E

System for Electronic Document Analysis and Retrieval+ (“SEDAR+”)), provided to it by or on behalf of First Majestic or Gatos or their respective representatives in respect of First Majestic or Gatos and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

TD Securities was not engaged to review and has not reviewed any of the legal, tax or accounting aspects of the Merger. TD Securities has assumed that the Merger complies with all applicable laws.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by First Majestic are (or were at the time of preparation and continue to be), in the reasonable opinion of management of First Majestic, reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of First Majestic, in their capacities as officers and not in their personal capacities, have represented and certified to TD Securities in the Certificate, to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion required pursuant to the Merger to be delivered to First Majestic in connection with the Engagement Agreement, as follows: (i) First Majestic has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to First Majestic or Gatos which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the Information as filed under First Majestic’s profile on SEDAR+ and/or provided to TD Securities by or on behalf of First Majestic or its representatives in respect of First Majestic and its affiliates in connection with the Merger is or, in the case of historical Information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by First Majestic and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of First Majestic and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) any portions of the Information provided to TD Securities (or filed on SEDAR+) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of First Majestic, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to First Majestic, Gatos, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of First Majestic other than those which have been provided to TD Securities or, in the case of valuations known to First Majestic which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of First Majestic or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities. For the purposes of paragraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of First Majestic or its affiliates having a gross value greater than or equal to US$5,000,000; (vii) since the dates on which the Information was provided to TD Securities (or filed on SEDAR+), no material transaction has been entered into by First Majestic or any of its affiliates; (viii) other than as disclosed in the Information, neither First Majestic nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the

MANAGEMENT INFORMATION CIRCULAR	E-4

Appendix E

Merger, First Majestic or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect First Majestic or its affiliates or the Merger; (ix) all financial material, documentation and other data concerning the Merger, First Majestic and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of First Majestic; (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Merger, except as have been disclosed in complete detail to TD Securities; (xi) the contents of any and all documents prepared in connection with the Merger for filing with regulatory authorities or delivery or communication to securityholders of First Majestic (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; and (xii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of First Majestic or Gatos which have not been disclosed to TD Securities.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Merger can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Merger will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Merger are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to First Majestic Shareholders and Gatos Stockholders, as applicable, in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, First Majestic, Gatos and their respective subsidiaries and affiliates or any other party involved in the Merger. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of First Majestic in connection with the Merger. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Merger as compared to other transactions or business strategies that might be available to First Majestic, nor does it address the underlying business decision to implement the Merger or any other term or aspect of the Merger or the Merger Agreement or any other agreements entered into or amended in connection with the Merger. In considering fairness, from a financial point of view, TD Securities considered the Merger from the perspective of First Majestic generally and did not consider the specific circumstances of First Majestic Shareholders or any particular First Majestic Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of First Majestic or Gatos. The Opinion does not constitute a recommendation to acquire or dispose of securities of any Interested Party. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of First Majestic, Gatos or their respective subsidiaries and affiliates and has not visited any of First Majestic’s or Gatos’s mines or projects in connection with the Opinion. The Opinion is rendered as of September 4, 2024 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of First Majestic, Gatos and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on,

MANAGEMENT INFORMATION CIRCULAR	E-5

Appendix E

and did not provide advice to the Board of Directors of First Majestic regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of September 4, 2024, the Consideration to be paid pursuant to the Merger by First Majestic is fair, from a financial point of view, to First Majestic.

Yours very truly,

TD SECURITIES INC.

MANAGEMENT INFORMATION CIRCULAR	E-6

APPENDIX F

CONSENT OF TD SECURITIES INC.

To: The Board of Directors (the ”First Majestic Board”) of First Majestic Silver Corp. (“First Majestic”)

We refer to the management information circular of the Company dated December 6, 2024 (the ”Circular”) relating to the special meeting of holders of common shares of the Company convened to consider, and, if deemed appropriate, pass, with or without variation, an ordinary resolution (the ”Share Issuance Resolution”), the full text of which is set out in “Appendix A – Resolution to be Approved at the First Majestic Special Meeting” to the accompanying Circular, and approve the issuance of the number of First Majestic Common Shares as shall be necessary to satisfy the Merger Consideration under the terms of the Merger Agreement (as such terms are defined in the Circular).

We hereby consent to the inclusion of the full text of the TD Securities Fairness Opinion as “Appendix E – TD Securitie Fairness Opinion” to the Circular, which will be filed with the securities regulatory authority in each of the provinces of Canada and with the Securities and Exchange Commission in the United States. We also consent to the references to (i) our firm name and (ii) the TD Securities Fairness Opinion contained in the ”Message from the Chair of the Board and the President and Chief Executive Officer” enclosed with the Circular and under the headings “Glossary of Terms”, “Questions and Answers About the Transaction and the First Majestic Special Meeting”, “Summary”, “Risk Factors” and “The Transaction” of the Circular.

The TD Securities Fairness Opinion was given as at September 4, 2024 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Board of the Company shall be entitled to rely upon our opinion.

Vancouver, British Columbia December 6, 2024	(signed) “TD Securities Inc.” TD SECURITIES INC.

MANAGEMENT INFORMATION CIRCULAR	F-1

APPENDIX G

INFORMATION CONCERNING GATOS SILVER, INC.

The following information about Gatos should be read in conjunction with the documents relating to Gatos incorporated by reference in this Management Information Circular described in the section “Information Contained in the Management Information Circular – Information Incorporated by Reference” and the information concerning Gatos appearing elsewhere in this Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix G – Information Concerning Gatos Silver, Inc.” shall have the meanings ascribed to them in this Management Information Circular.

GENERAL

Corporate Overview

Gatos is a Canadian-headquartered, Delaware-incorporated company existing under the General Corporation Law of the State of Delaware (“DGCL”), with its principal executive office located at Suite 910, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The Gatos Common Stock is listed on the NYSE and on the TSX under the symbol “GATO”. Its telephone number is (604) 424-0984.

Description of the Business

Gatos is a silver dominant exploration, development and production company that discovered a new silver, lead and zinc-rich mineral district in southern Chihuahua State, Mexico. Gatos holds a 70% interest in Minera Plata Real, S. de R.L. de C.V. and Operaciones San Jose de Plata, S. de R.L. de C.V., which own the Los Gatos Joint Venture (“LGJV”). The remaining 30% interest in the LGJV is held by Dowa Metals & Mining Co., Ltd. As a 70% owner of the LGJV, Gatos is primarily focused on operating the Cerro Los Gatos mine and on the growth and development of the Los Gatos District (“LGD”) owned by the LGJV. The LGD is comprised of approximately 103,000 hectares of land, consisting of multiple mineralized zones. Two of the identified mineralized zones, Cerro Los Gatos and Esther, have reported mineral resources. The deposits in the LGD are characterized by predominantly silver-lead-zinc epithermal mineralization.

Additional information regarding Gatos’ business is included in Gatos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended by Amendment No. 1 to Gatos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which are incorporated by reference into this Management Information Circular, and in other documents that are incorporated by reference into this Management Information Circular.

Description of Share Capital

Gatos is authorized to issue 750 million shares, consisting of 700 million shares of Gatos Common Stock and 50 million shares of preferred stock with a par value of $0.001 per share. As of November 25, 2024, there were 69,470,001 shares of Gatos Common Stock issued and outstanding and no shares of Gatos preferred stock, plus, with respect to the current directors and executive officers as a group, 3,848,515 shares that may be acquired upon exercise of options, and the settlement of RSUs, DSUs and PSUs (assuming, with respect to the PSUs, above target performance at 173% payout on December 17, 2024 for the 200th percentile relative TSR versus constituents of the GDXJ).

Gatos Common Stock

Holders of Gatos Common Stock are entitled to one vote per share of Gatos Common Stock at all meetings of Gatos’ Stockholders, to receive dividends as and when declared by the Gatos Board and to receive the remaining assets and funds of Gatos available for distribution in case of liquidation or dissolution of Gatos, subject to the rights of the holders of Gatos preferred stock.

MANAGEMENT INFORMATION CIRCULAR	G-1

Appendix G

Gatos Preferred Stock

The total number of preferred stock that Gatos is authorized to issue is 50 million shares of preferred stock with a par value of $0.001 per share. As of November 25, 2024, there were no shares of preferred stock outstanding. The Gatos Board is empowered, without any action or vote by Gatos’ Stockholders, to authorize by resolution or resolutions from time to time the issuance of one or more series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by DGCL.

DIVIDENDS

Gatos has not declared or paid any dividends since incorporation and does not currently anticipate declaring or paying dividends.

Currently, Gatos’ policy is to retain earnings for use in its operations and expansion of its business. Payment of any dividends will depend upon Gatos’ future earnings, if any, Gatos’ financial condition, and other factors as deemed relevant by the Gatos Board. In addition, the Revolving Credit Facility that Gatos entered into with the Bank of Montreal contains restrictions on the ability of Gatos to pay cash dividends on shares of Gatos Common Stock. Gatos is also restricted from paying dividends (i) under the terms of the Merger Agreement, subject to the terms, exceptions and limitations of the Merger Agreement and (ii) pursuant to certain provisions of applicable law. See the section entitled “Merger Agreement” in this Management Information Circular for more information.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capitalization of Gatos since September 30, 2024. As at the close of business on November 25, 2024, there were (i) 69,470,001 shares of Gatos Common Stock issued and outstanding on a non-diluted basis and 73,834,011 shares of Gatos Common Stock on a fully-diluted basis (assuming all of the outstanding convertible securities of Gatos were converted as of the date of this Management Information Circular); and (ii) no shares of preferred stock of Gatos outstanding.

PRIOR SALES

Common Stock

During the 12-month period prior to November 25, 2024, Gatos issued an aggregate of 149,115 shares of Gatos Common Stock pursuant to the exercise of stock options at prices ranging from $5.04 and $12.00, 18,824 shares of Gatos Common Stock on conversion of DSUs and an aggregate of 139,839 shares of Gatos Common Stock on the settlement of outstanding RSUs.

Options

The following table summarizes details of the stock options granted by Gatos during the 12-month period prior to November 25, 2024:

Date of Grant	Number of Options Granted	Exercise Price ($)

September 11, 2023	1,132,522	5.04

November 9, 2023	134,225	4.74

January 15, 2024	592,753	6.41

April 15, 2024	55,000	9.80

TOTAL	1,914,500

MANAGEMENT INFORMATION CIRCULAR	G-2

Appendix G

Restricted Share Units

The following table summarizes details of the RSUs granted by Gatos during the 12-month period prior to November 25, 2024:

Date of Grant	Number of RSUs Granted

September 11, 2023	925,173

January 15, 2024	292,375

April 15, 2024	27,500

TOTAL	1,249,047

Deferred Share Units

The following table summarizes details of the DSUs granted by Gatos during the 12-month period prior to November 25, 2024:

Date of Grant	Number of DSUs Granted

September 11, 2023	108,492

November 9, 2023	66,458

March 31, 2024	909

June 30, 2024	730

September 30, 2024	754

TOTAL	177,343

Performance Share Units

There were no PSUs granted by Gatos during the 12-month period prior to November 25, 2024.

TRADING PRICE AND VOLUME

Gatos is currently listed on the NYSE and on the TSX under the symbol “GATO”.

MANAGEMENT INFORMATION CIRCULAR	G-3

Appendix G

On December 5, 2024, being the last trading day on the TSX prior to the date of this Management Information Circular, the closing price of the Gatos Common Stock on the TSX was C$22.41 The price range and trading volume of Gatos Common Stock for each month from November 2023 to December 5, 2024, as reported by the TSX, are set out below

Month	High (C$)	Low (C$)	Total Volume

December 1 – 5, 2024	22.46	21.03	95,006

November 2024	26.17	21.00	223,921

October 2024	28.19	20.39	213,071

September 2024	22.38	15.56	336,628

August 2024	18.16	13.83	166,747

July 2024	19.74	13.80	206,983

June 2024	16.98	14.12	152,071

May 2024	18.15	13.10	158,020

April 2024	15.11	11.33	196,294

March 2024	11.81	7.99	127,697

February 2024	9.17	7.50	37,356

January 2024	9.18	7.60	56,167

December 2023	9.75	7.53	28,814

November 2023	8.59	6.07	46,727

October 2023	7.21	6.30	16,636

On December 5, 2024, being the last trading day on the NYSE prior to the date of this Management Information Circular, the closing price of the Gatos Common Stock on the NYSE was $15.66 The price range and trading volume of Gatos Common Stock for each month from November 2023 to December 5, 2024, as reported by the NYSE, are set out below

Month	High (US$)	Low (US$)	Total Volume

December 1 – 5, 2024	15.97	14.95	1,300,857

November 2024	18.95	15.00	7,952,246

October 2024	20.31	15.06	6,439,378

September 2024	16.65	11.46	8,182,101

August 2024	13.35	9.59	2,670,332

July 2024	14.44	10.09	3,106,476

June 2024	12.52	10.32	3,852,709

May 2024	13.30	9.52	4,078,819

April 2024	10.95	8.33	2,869,916

March 2024	8.77	5.85	2,476,921

February 2024	6.82	5.42	1,407,414

January 2024	6.90	5.59	2,194,150

December 2023	7.375	5.51	2,419,328

November 2023	6.34	4.39	2,399,303

October 2023	5.33	4.54	2,686,564

MANAGEMENT INFORMATION CIRCULAR	G-4

Appendix G

MATERIAL CONTRACTS

Except as described in the documents incorporated by reference in this Management Information Circular and the contracts entered into in the ordinary course of business, Gatos’ only material contract is the Merger Agreement. The Merger Agreement is summarized in the section entitled “The Merger Agreement” in this Management Information Circular, and the full text of the Merger Agreement is attached to this Management Information Circular as “Appendix B – Merger Agreement”.

RISK FACTORS

Risks related to the business of Gatos are described in Gatos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended by Amendment No. 1 to Gatos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as updated by subsequent quarterly reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference into this Management Information Circular, and in other documents that are incorporated by reference into this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular. Risks related to the Transaction are described under the heading “Risk Factors” in the Management Information Circular.

LEGAL PROCEEDINGS AND REGULATORY ACTION

Except as publicly disclosed or discussed in the documents incorporated by reference in this Management Information Circular, Gatos is not party to any material legal proceeding since the beginning of the most recently completed financial year, nor has it been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation within the three years immediately preceding the date hereof.

AVAILABLE INFORMATION

Additional information about Gatos can be found on its website at www.gatossilver.com and under Gatos’ electronic profile at www.sedarplus.ca and/or the EDGAR website. The information contained in, or that can be accessed through, Gatos’ website is not intended to be incorporated in this Management Information Circular.

MANAGEMENT INFORMATION CIRCULAR	G-5

APPENDIX H

INFORMATION CONCERNING FIRST MAJESTIC SILVER CORP.

The following information about First Majestic should be read in conjunction with the documents relating to First Majestic incorporated by reference in this Management Information Circular described in the section ”Information Contained in the Management Information Circular – Information Incorporated by Reference” and the information concerning First Majestic appearing elsewhere in this Management Information Circular. Capitalized terms used but not otherwise defined in this “Appendix H – Information Concerning First Majestic Silver Corp.” shall have the meanings ascribed to them in this Management Information Circular.

GENERAL

Corporate Overview

First Majestic is a corporation existing under the Business Corporations Act (British Columbia). First Majestic’s head office and principal place of business is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada, with its registered office located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. The First Majestic Common Shares are listed on the TSX and on the NYSE under the symbol “AG”.

The principal Subsidiaries of First Majestic, their jurisdictions of incorporation or formation, and the percentage of voting securities and restricted securities beneficially owned or controlled by First Majestic are set out in the First Majestic AIF, which is incorporated by reference in this Management Information Circular, under the section “Corporate Structure”.

Description of the Business

First Majestic is in the business of the production, development and exploration and acquisition of mineral properties, with a focus on silver and gold production in Mexico and the United States. Specifically, First Majestic owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, and the La Encantada Silver Mine, all located in Mexico, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada, U.S.A. First Majestic is a primary silver producer with approximately 42% of its revenue in 2023 from the sale of silver and approximately 58% of its revenue in 2023 from the sale of gold.

Headquartered in Vancouver, British Columbia, Canada, First Majestic has approximately 3,750 employees worldwide. It is a reporting issuer in each of the provinces of Canada.

First Majestic’s corporate head office is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada with its registered office located at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8, Canada. First Majestic’s Common Shares are publicly listed for trading on the NYSE and on the TSX under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV.”

Additional information regarding First Majestic’s business, including its three-year history is included in the First Majestic AIF, which is incorporated by reference in this Management Information Circular, under the heading “General Development of the Business”.

MANAGEMENT INFORMATION CIRCULAR	H-1

Appendix H

Description of Share Capital

First Majestic is authorized to issue an unlimited number of First Majestic Common Shares, without par value. As of November 25, 2024, there were 301,863,851 First Majestic Common Shares issued and outstanding. There were also options outstanding to purchase up to 8,003,994 First Majestic Common Shares at prices ranging from C$6.21 to C$21.90, as well as 1,356,662 restricted share units, 957,709 performance share units and 30,161 deferred share units outstanding as of November 25, 2024 which may be settled for First Majestic Common Shares. In addition, First Majestic has an aggregate of $230,000,000 principal amount outstanding of 0.375% unsecured convertible senior notes due 2027 (the “2027 Notes”). Upon conversion, holders of the 2027 Notes will receive First Majestic Common Shares based on an initial conversion rate, subject to adjustment, of 60.3865 First Majestic Common Shares per $1,000 principal amount of 2027 Notes (which represents an initial conversion price of approximately $16.56 per share). The 2027 Notes are governed by an indenture entered into between First Majestic and Computershare Trust Company, N.A. on December 2, 2021.

First Majestic Common Shares

Holders of First Majestic Common Shares are entitled to one vote per First Majestic Common Share at all meetings of First Majestic’s shareholders, to receive dividends as and when declared by the directors of First Majestic and to receive a pro rata share of the assets of First Majestic available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of First Majestic. There are no pre-emptive, conversion or redemption rights attached to the First Majestic Common Shares.

DIVIDENDS

The declaration of dividends is at the sole discretion of the First Majestic Board and is considered quarterly. The current practice of First Majestic is to make quarterly dividend payments to First Majestic Shareholders from its available cash, without impairing its growth potential. First Majestic may make additional dividends in excess of quarterly dividends during the year, as the First Majestic Board may determine from time to time.

First Majestic has declared and paid the following dividends, on the date and at the rates shown for each of the three most recently completed financial years on a per share basis.

First Majestic

(US$)
2024
Third Quarter	0.0048
Second Quarter	0.0046
First Quarter	0.0037
2023
Fourth Quarter	0.0048
Third Quarter	0.0046
Second Quarter	0.0051
First Quarter	0.0057
2022
Fourth Quarter	0.0054
Third Quarter	0.0061
Second Quarter	0.0061
First Quarter	0.006
2021
Fourth Quarter	0.0079
Third Quarter	0.0049
Second Quarter	0.006
First Quarter	0.0045

MANAGEMENT INFORMATION CIRCULAR	H-2

Appendix H

Restrictions on Paying Dividends

There are many factors which may restrict the ability of First Majestic to declare dividends and to make a dividend payment to First Majestic Shareholders. There are certain restrictions on First Majestic’s ability to pay dividends under the terms of the First Majestic Credit Agreement (as defined in the Merger Agreement). Additionally, First Majestic is restricted from paying dividends under the terms of the Merger Agreement, subject to the terms, exceptions and limitations of the Merger Agreement. See the section entitled “The Merger Agreement” in this Management Information Circular for more information. Further, as at November 25 2024, First Majestic was in full compliance with these covenants. The declaration and payment of dividends are also subject to complying with the solvency tests set out in the BCBCA. See also “Risk Factors – Dividend Policy” in the First Majestic AIF.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the share and loan capitalization of First Majestic since September 30, 2024. As at the close of business on November 25, 2024, being the Record Date, there were 301,863,851 First Majestic Common Shares issued and outstanding on a non-diluted basis and 73,845,028 First Majestic Common Shares on a fully-diluted basis (assuming all of the outstanding convertible securities of First Majestic were converted as of the date of this Management Information Circular).

PRIOR SALES

Common Shares

During the 12-month period prior to the date of this Management Information Circular, First Majestic issued an aggregate of 1,508,726 First Majestic Common Shares pursuant to the exercise of stock options at prices ranging from C$6.21 and C$9.13 and an aggregate of 1,333,550 First Majestic Common Shares on the settlement of outstanding RSUs and PSUs.

On February 22, 2024, First Majestic entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC with respect to an “at-the-market” distribution program (the “2024 ATM”), pursuant to which First Majestic may, at its discretion and from time to time until September 3, 2025, sell such number of First Majestic Common Shares as would result in aggregate gross proceeds to First Majestic of up to $150 million. First Majestic has sold an aggregate of 14,300,000 First Majestic Common Shares at average prices ranging from $5.7997 to $8.1481 pursuant to the 2024 ATM.

Options

The following table summarizes details of the stock options issued by First Majestic during the 12-month period prior to the date of this Management Information Circular:

Date of Grant	Number of Options Granted	Exercise Price (C$)
December 13, 2023	25,000	7.44
January 3, 2024	595,364	7.98
February 27, 2024	1,250	6.21
June 12, 2024	15,000	8.71
July 3, 2024	582,112	8.00
August 1, 2024	200,000	8.54
September 18, 2024	15,000	8.30
October 9, 2024	25,000	8.59
November 7, 2024	50,000	9.13
TOTAL	1,508,726

MANAGEMENT INFORMATION CIRCULAR	H-3

Appendix H

Restricted Share Units

The following table summarizes details of the RSUs issued by First Majestic during the 12-month period prior to the date of this Management Information Circular:

Date of Grant	Number of RSUs Granted
January 3, 2024	855,040
February 27, 2024	8,010
TOTAL	863,050

Deferred Share Units

The following table summarizes details of the DSUs issued by First Majestic during the 12-month period prior to the date of this Management Information Circular:

Date of Grant	Number of DSUs Granted (1)
January 3, 2024	75,184
TOTAL	75,184

(1)	May be settled for cash only (no Common Shares issuable).

Performance Share Units

The following table summarizes details of the PSUs issued by First Majestic during the 12-month period prior to the date of this Management Information Circular:

Date of Grant	Number of PSUs Granted
January 3, 2024	470,500
TOTAL	470,500

TRADING PRICE AND VOLUME

First Majestic is currently listed on the TSX and on the NYSE under the symbol “AG”.

MANAGEMENT INFORMATION CIRCULAR	H-4

Appendix H

On December 5, 2024, being the last trading day on the TSX prior to the date of this Management Information Circular, the closing price of the First Majestic Common Shares on the TSX was C$8.70 The price range and trading volume of the First Majestic Common Shares for each month from November 2023 to December 5, 2024, as reported by the TSX, are set out below

Month	High (C$)	Low (C$)	Total Volume

December 1 – 5, 2024	9.07	8.28	2,475,571

November 2024	10.47	8.33	12,983,448

October 2024	11.18	8.12	21,954,015

September 2024	8.90	6.23	19,655,778

August 2024	8.10	6.58	13,800,154

July 2024	9.40	7.83	11,204,569

June 2024	9.90	7.99	8,794,195

May 2024	10.83	9.05	18,133,253

April 2024	11.58	8.12	31,472,642

March 2024	8.02	6.05	14,869,833

February 2024	6.59	5.67	10,722,056

January 2024	8.23	6.10	15,130,112

December 2023	8.74	7.36	12,234,977

November 2023	8.12	6.05	16,755,356

October 2023	8.04	6.62	13,334,619

On December 5, 2024, being the last trading day on the NYSE prior to the date of this Management Information Circular, the closing price of the First Majestic Common Shares on the NYSE was $6.20 The price range and trading volume of the First Majestic Common Shares for each month from November 2023 to December 5, 2024, as reported by the NYSE, are set out below

Month	High (US$)	Low (US$)	Total Volume

December 1 – 5, 2024	6.45	5.89	5,283,373

November 2024	7.53	5.985	43,136,950

October 2024	8.05	6.01	38,890,547

September 2024	6.60	4.595	41,704,898

August 2024	5.94	4.43	24,556,204

July 2024	6.875	5.67	20,732,300

June 2024	7.22	5.83	23,118,784

May 2024	8.08	6.59	31,882,054

April 2024	8.44	5.985	47,882,935

March 2024	5.93	4.445	29,306,879

February 2024	4.93	4.17	23,600,478

January 2024	6.185	4.54	31,115,878

December 2023	6.61	5.43	22,316,969

November 2023	5.98	4.385	25,964,584

October 2023	5.89	4.84	21,319,520

MANAGEMENT INFORMATION CIRCULAR	H-5

Appendix H

MATERIAL CONTRACTS

Other than as described in documents incorporated by reference in this Management Information Circular or contracts entered into in the ordinary course of business, the only material contracts of First Majestic are:

•	the Merger Agreement;

•	the D&O Support Agreements; and

•	the Electrum Support Agreement.

The Merger Agreement

The Merger Agreement is summarized in the section entitled “The Merger Agreement” in this Management Information Circular, and the full text of the Merger Agreement is attached to this Management Information Circular as “Appendix B – Merger Agreement”.

The D&O Support Agreements

The D&O Support Agreements provide that each director and certain executive officers of Gatos (solely in their capacities as stockholders of Gatos) (collectively referred to as the ”D&O Stockholders”) as at September 5, 2024, the date that the Transaction was announced, has agreed, among other things, to vote all of their shares of Gatos Common Stock at any Gatos meeting called with respect to any of the following matters during the effective time of the D&O Support Agreements (a) in favour of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (b) in favour of any other proposal in respect of which the vote or written consent of such D&O Stockholders is requested that could reasonably be expected to facilitate the approval of the transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone such meeting of the stockholders of Gatos to a later date if there are not sufficient votes to adopt the Merger Agreement or not sufficient shares present in person or by proxy at such meeting to constitute a quorum and (c) against: (i) any action, proposal, Transaction or agreement that would reasonably be expected to result in a breach by Gatos under the Merger Agreement or D&O Stockholders under the D&O Support Agreements, (ii) any amendment to Gatos’ governing documents that would reasonably be expected to prohibit or impede the timely consummation of the Merger and/or the transactions contemplated by the Merger Agreement and (iii) any change in a majority of the Gatos Board. The D&O Stockholders have also agreed to appear in person or by proxy at each meeting or otherwise cause all of the subject securities to be counted as present thereat for purposes of establishing a quorum. As of September 5, 2024, the D&O Stockholders held a total of 436,576 shares of Gatos Common Stock, representing approximately 0.6% of the issued and outstanding shares of Gatos Common Stock.

The D&O Support Agreements will terminate as of the earliest to occur of (1) the effective time, (2) the termination of the Merger Agreement and (3) the termination of the D&O Support Agreements, as applicable, by mutual written consent of the parties thereto (each of clauses (1) to (3), a “D&O Support Agreement Termination Event”).

The D&O Stockholders have also agreed to certain restrictions on the transfer of their respective covered shares during the term of the D&O Support Agreements, as applicable. Until the occurrence of a D&O Support Agreement Termination Event, the D&O Stockholders agreed not to (1) transfer any subject securities except for a permitted transfer, or (2) deposit any subject securities into a voting trust or enter into any agreement, arrangement or understanding with any person or give instructions inconsistent with the D&O Support Agreements, as applicable.

Until the occurrence of a D&O Support Agreement Termination Event, each D&O Stockholder agreed not to, in the D&O Stockholder’s capacity as a stockholder and not in his or her capacity as an officer and/or director of Gatos, directly or indirectly, engage in any conduct in which Gatos is not permitted to engage by the non-solicitation obligations set forth in the Merger Agreement.

MANAGEMENT INFORMATION CIRCULAR	H-6

Appendix H

The D&O Support Agreements are governed by Delaware law.

The Electrum Support Agreement

Pursuant to the Electrum Support Agreement, the Electrum Silver US LLC and Electrum Silver US II LLC (collectively, the ”Electrum Stockholders”) agreed to vote all of their shares of Gatos Common Stock at any Gatos meeting called with respect to any of the following matters during the effective time of the Electrum Support Agreement (a) in favour of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (b) in favour of any other proposal in respect of which the vote or written consent of such Electrum Stockholders is requested that could reasonably be expected to facilitate the approval of the transactions contemplated by the Merger Agreement, including any proposal to adjourn or postpone such meeting of the stockholders of Gatos to a later date if there are not sufficient votes to adopt the Merger Agreement or not sufficient shares present in person or by proxy at such meeting to constitute a quorum and (c) against: (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach by Gatos under the Merger Agreement or Electrum Stockholders under the Electrum Support Agreement, (ii) any amendment to Gatos’ governing documents that would reasonably be expected to prohibit or impede the timely consummation of the Merger and/or the transactions contemplated by the Merger Agreement and (iii) any change in a majority of the Gatos Board. The Electrum Stockholders have also agreed to appear in person or by proxy at each meeting or otherwise cause all of the subject securities to be counted as present thereat for purposes of establishing a quorum. As of September 5, 2024, the Electrum Stockholders held a total of 22,004,376 shares of Gatos Common Stock, representing approximately 32% of the issued and outstanding shares of Gatos Common Stock. Upon closing of the Transaction, it is expected that Electrum will receive a total of 56,111,158 First Majestic Common Shares in respect of their shares of Gatos Common Stock and will hold approximately 11.7% of the issued and outstanding First Majestic Common Shares on a non-diluted basis.

The Electrum Support Agreement will terminate as of the earliest to occur of (1) the effective time, (2) the termination of the Merger Agreement, (3) the occurrence of a Gatos Change of Recommendation in accordance with the Merger Agreement and (4) the termination of the Electrum Support Agreement by mutual written consent of the parties thereto (each of clauses (1) to (4), an “Electrum Support Agreement Termination Event”).

The Electrum Stockholders have also agreed to certain restrictions on the transfer of their respective covered shares during the term of the Electrum Support Agreement. Until the occurrence of an Electrum Support Agreement Termination Event, the Electrum Stockholders agreed not to (1) transfer any subject securities, except for transfers (A) that are initiated by the lender under the Electrum credit arrangements or (B) that occur following January 1, 2025, to the extent that such transfer is reasonably necessary to provide liquidity to the Electrum Stockholders to timely repay the Electrum credit agreement, or (2) deposit any subject securities into a voting trust or enter into any agreement, arrangement or understanding with any person or give instructions inconsistent with the Electrum Support Agreement.

Until the occurrence of an Electrum Support Agreement Termination Event, the Electrum Stockholders agreed not to and to use their reasonable best efforts not to permit any of its representatives to act on Electrum’s behalf, to directly or indirectly engage in any conduct in which Gatos is not permitted to engage by the non-solicitation obligations set forth in the Merger Agreement.

The Electrum Support Agreement is governed by Delaware law.

RISK FACTORS

Risks related to the business of First Majestic are described under the heading “Risk Factors” in the First Majestic AIF which is incorporated by reference in this Management Information Circular. See the section entitled “Information Contained in Management Information Circular – Information Incorporated by Reference” for the location of information incorporated by reference in this Management Information Circular. Risks related to the Transaction are described under the heading “Risk Factors” in the Management Information Circular.

MANAGEMENT INFORMATION CIRCULAR	H-7

Appendix H

LEGAL PROCEEDINGS AND REGULATORY ACTION

Except as publicly disclosed or discussed in the documents incorporated by reference in this Management Information Circular, First Majestic is not party to any material legal proceeding since the beginning of the most recently completed financial year, nor has it been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation within the three years immediately preceding the date hereof.

AVAILABLE INFORMATION

First Majestic files reports and other information with the securities commissions or similar authorities of each of the provinces and territories of Canada, including the documents incorporated by reference in this Management Information Circular. These reports, information and documents are available to the public free of charge electronically on SEDAR+ at www.sedarplus.ca or on First Majestic’s website at www.firstmajestic.com.

MANAGEMENT INFORMATION CIRCULAR	H-8

APPENDIX I

INFORMATION CONCERNING THE COMBINED COMPANY

The following information about the combined company should be read in conjunction with First Majestic’s and Gatos’ public disclosure documents incorporated by reference in this Management Information Circular and the information concerning First Majestic and Gatos appearing elsewhere in this Management Information Circular. See “Appendix G – Information Concerning Gatos Silver, Inc.” and “Appendix H – Information Concerning First Majestic Silver Corp.”. Capitalized terms used but not otherwise defined in this “Appendix I – Information Concerning the Combined Company” shall have the meanings ascribed to them in the Management Information Circular.

Information included in this section under the headings “Pro Forma Consolidated Capitalization” pertaining to First Majestic and Gatos, as applicable, has been furnished by First Majestic and Gatos, respectively. With respect to such information relating to Gatos, the First Majestic Board has relied exclusively upon Gatos, without independent verification by First Majestic. Although First Majestic does not have any knowledge that would indicate that such information is untrue or incomplete, neither First Majestic nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Gatos’ financial statements, or for the failure by Gatos to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding First Majestic or Gatos, please refer to their respective filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable.

GENERAL

The Merger will result in the acquisition by First Majestic of all of the issued and outstanding shares of Gatos Common Stock (other than certain excluded shares as described in the Merger Agreement). Gatos Stockholders will receive 2.55 First Majestic Common Shares for every share of Gatos Common Stock held, representing approximately 38% of the First Majestic Common Shares following completion of the Transaction on a fully-diluted basis.

Corporate Overview and Description of the Business

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of Gatos Common Stock that is outstanding immediately prior to the Effective Time (other than certain excluded shares as described in the Merger Agreement) will be converted automatically into the right to receive the Merger Consideration, being the Merger Consideration of 2.55 validly issued, fully paid and non-assessable First Majestic Common Shares per share of Gatos Common Stock.

Pursuant to the Merger Agreement, Merger Sub will merge with and into Gatos, with the Surviving Corporation becoming a direct, wholly-owned Subsidiary of First Majestic pursuant to and in accordance with the laws of the State of Delaware.

Following the Transaction, the First Majestic Common Shares are expected to continue to trade on the TSX and on the NYSE under the symbol “AG” and the First Majestic Common Shares issuable to Gatos Stockholders pursuant to the Merger Agreement are expected to be listed on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing requirements. Following the Effective Time, it is expected that the Gatos Common Stock will be delisted from the NYSE and the TSX.

Upon completion of the Transaction, the combined company will carry on the combined businesses of First Majestic and Gatos, with Gatos as a direct wholly-owned Subsidiary of First Majestic. First Majestic will be governed by the BCBCA and Gatos will be governed by the DGCL.

MANAGEMENT INFORMATION CIRCULAR	I-1

Appendix I

For a description of the historical development of the businesses of First Majestic and Gatos, and, therefore, the business to be carried on by First Majestic following the Transaction, see “General – Description of the Business” in “Appendix H – Information Concerning First Majestic Silver Corp.” and “Description of Business – General” in “Appendix G – Information Concerning Gatos Silver, Inc.”, respectively.

Vancouver, British Columbia, Canada will be the global headquarters of the combined company, with its executive and corporate head office located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada.

Organizational Chart

The following diagram sets forth the principal Subsidiaries of the combined company upon completion of the Transaction and their jurisdictions of incorporation or formation and the percentage of voting securities and restricted securities beneficially owned or controlled by First Majestic.

First Majestic Silver Corp.
British Columbia
100%
100%
100%
Corporacion First Majestic S.A. de C.V.
Mexico
Jerritt Canyon Canada Ltd.
Ontario
Gatos Silver, Inc.
US
100%
FM US Holdings Limited
US
100%
100%
100%
100%
70%
70%
Minera La Encantada S.A de C.V.
Mexico
La Encantada Mine Operations
Nusantara de Mexico S.A. de C.V.
Mexico
Santa Elena Mine
Ermitaño Property
Primero Empresa Minera S.A. de C.V.
Mexico
San Dimas Mine
Ventanas Property
Jerritt Canyon Gold LLC
US
Jerritt Canyon Gold Mine
Operaciones San Jose de Plata, S.de R.L. de C.V.
Mexico
Operations
Minera Plata Real S. De R.L. De C.V.
Mexico
Los Gatos Mine

Description of Share Capital

Following the closing of the Transaction, the authorized share capital of First Majestic will be the same as the currently authorized share capital of First Majestic and the rights and restrictions of the First Majestic Common Shares will remain unchanged. See “General – Description of the Share Capital” in “Appendix H – Information Concerning First Majestic Silver Corp.”.

Based on pro forma figures as of the date hereof that give effect to the Transaction, it is anticipated that there will be an aggregate of 479,012,353 First Majestic Common Shares issued and outstanding, on a non-diluted basis and 501,863,898 First Majestic Common Shares issued and outstanding on a fully diluted basis. See “Pro Forma Condensed Combined Capitalization”.

MANAGEMENT INFORMATION CIRCULAR	I-2

Appendix I

OUTSTANDING FIRST MAJESTIC COMMON SHARES AND PRINCIPAL HOLDERS

Based on current information available to First Majestic, other than as set out below no person will immediately following the Transaction beneficially own, or exercise control or direction over, 10% or more of the outstanding First Majestic Common Shares, and the Transaction will not materially affect control of First Majestic:

Name	Anticipated Number of First Majestic Common Shares	Anticipated Ownership Percentage

Electrum(1)	56,111,158	11.7	%(2)

(1)	Refers to Electrum Silver US LLC and Electrum Silver US II LLC collectively.
(2)	Based on an aggregate of 479,012,353 First Majestic Common Shares outstanding following the Transaction, on a non-diluted basis.

DIVIDENDS

It is anticipated that, following the closing of the Transaction, First Majestic will maintain its current dividend policy on the First Majestic Common Shares. Any future dividends by First Majestic will be declared and paid at the discretion of the First Majestic Board. There can be no assurance that any future dividends will be declared or paid by First Majestic or as to the amount or timing of those dividends, if any. See “Dividends” in “Appendix H – Information Concerning First Majestic Silver Corp.”.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information of First Majestic contained in the Management Information Circular has been compiled from underlying financial statements of First Majestic and Gatos and prepared in accordance with IFRS to illustrate the effect of the Transaction. See “Unaudited Pro Forma Condensed Combined Financial Information” in this Management Information Circular.

DIRECTORS AND OFFICERS

Board of Directors

At the Effective Time, all current members of the First Majestic Board will continue to serve as directors of First Majestic.

Under the Merger Agreement, prior to the Effective Time and subject to First Majestic’s corporate governance standards, including First Majestic’s satisfactory completion of its customary screening and evaluation procedures for directors, First Majestic shall consider for appointment to the First Majestic Board, in accordance with First Majestic’s governing documents, one individual mutually agreeable to Gatos and First Majestic.

In the event of the above-noted appointment, the First Majestic Board would consist of six directors following the Effective Time, composed of the five current members of the First Majestic Board and one current member of the Gatos Board. For additional information about First Majestic’s management and board of directors after Closing, see the section entitled “The Transaction – Board of Directors and Management of First Majestic after the Transaction”.

The Merger Agreement provides that the directors of Merger Sub as of immediately prior to the Effective Time will serve as the directors of the Surviving Corporation as of the Effective Time.

MANAGEMENT INFORMATION CIRCULAR	I-3

Appendix I

Management

Following completion of the Transaction, the members of First Majestic’s current executive management team will remain the same unless communicated otherwise in due course.

For additional information regarding the current directors and officers of First Majestic and Gatos, please refer, as applicable, to the First Majestic AIF, which is incorporated by reference in this Management Information Circular and “Appendix G – Information Concerning Gatos Silver, Inc.”.

The Merger Agreement provides that the officers of Merger Sub as of immediately prior to the Effective Time will serve as the officers of the Surviving Corporation as of the Effective Time.

RISK FACTORS

Risks related to the business of First Majestic are described in the First Majestic AIF which is incorporated by reference in this Management Information Circular. Risks related to the business of Gatos are described in its Annual Report on Form 10-K for the year ended December 31, 2023, as amended by Amendment No. 1, as updated by subsequent quarterly reports on Form 10-Q and Current Reports on Form 8-K. Risks related to the Transaction are described under the heading “Risk Factors” in the Management Information Circular.

MANAGEMENT INFORMATION CIRCULAR	I-4

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